ZARGON
ENERGY TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 19 2006
WASH, D.C.
190

06015408

SEC MAIL PROCESSING SECTION
RECEIVED
[redacted]
WASH, D.C.
190

SUPPL

July 18, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated July 17, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

Jason Dranchuk
J. Dranchuk Controller on behalf of Brent Heagy

B.C. Heagy
Vice President Finance & CFO

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

BCH/kf

Encl.

7/21

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: July 17, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS JULY 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of July in the amount of Cdn. $0.18 per trust unit will be paid on August 15, 2006 to unitholders of record on July 31, 2006. The ex-distribution date is July 27, 2006.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.656 million trust units (ZAR.UN) and 2.287 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the July 17, 2006 revised exchange ratio there would be a total of 19.308 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ESSEN HYP

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Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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vdp-Pfandbrief Curve



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Credit Research
Last update: June 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Our Treasury Department

Head of Capital Markets

- **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets

- **Heinrich Strack**
- **Andreas Bayer**
- **Christin Schmid**
- **Holger Winterfeld**
- **Henning Zirkel**

Money Markets

- **Michael Leineweber**
- **Monika Rieks**

Derivatives

- **Stefan Zander**
- **Georg Schlüter**

Research

- **Dirk Chlench**

Trading Support

- **Martin Hofbauer**
- **Nico Ebert**
- **Man Fechner-Wang**

Secretarial Support

- **Elke Joachimiak**
- **Andrea Pehlke**

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ESSEN HYP

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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 30.06.2006

Security no	Increases by	Increases on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
A0A C5V			2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359			3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308			2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	500	04/06	2,700	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	250	05/06	2,250	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HABE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank-

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division

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Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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vdp-Pfandbrief Curve



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Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest **» Information Memorandum**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Head of Derivatives/ Structured Products
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail:**Heidi.Riedel@essenhyp.com**

Fax Treasury: +49 201 8135-399

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy *road ahead!*
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

Bonds & Notes

Securities Prospectus

Persons into whose possession the Debt Issuance Programme Prospectus of Hypothekenbank in Essen Aktiengesellschaft, as amended or supplemented (the "Prospectus"), or any final terms (the "Final Terms") of the offer of notes issued by Hypothekenbank in Essen Aktiengesellschaft under its Euro 30,000,000,000 Debt Issuance Programme (the "Notes") comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus and any Final Terms and on the offering, sale and delivery of Notes in the relevant jurisdictions, all as stated in the Prospectus. Persons interested in purchasing any Notes are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes before purchasing any of them.

Accept

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006

Sec 28 PfandBG
Last update: June 2006

» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Eurozone: bumpy road ahead!

» more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more

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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Financial Reports

Financial Calendar 2006/ 2007

Key Dates 2006

March 23, 2006	Annual General Meeting and (Supervisory Board) Meeting on the 2005 Annual Accounts
March 24, 2006	Press Conference on the 2005 Annual Accounts and publication of the German version of our 2005 Annual Report
May 2006	Publication of the English version of our 2005 Annual Report
Mid-August 2006	Interim Report as of June 30, 2006
Mid-November 2006	Interim Report as of September 30, 2006

Key Dates 2007

March 21, 2007	Annual General Meeting and (Supervisory Board) Meeting on the 2006 Annual Accounts
March 22, 2007	Press Conference on the 2006 Annual Accounts and publication of the German version of our 2006 Annual Report
May 2007	Publication of the English version of our 2006 Annual Report
Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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These items are available:

- [ ] Annual Report 2005 English **(Download as PDF)**
- [ ] Annual Report 2005 German **(Download as PDF)**

- [ ] Annual Report 2004 English **(Download as PDF)**
- [ ] Annual Report 2004 German **(Download as PDF)**

- [ ] Annual Report 2003 English **(Download as PDF)**
- [ ] Annual Report 2003 German **(Download as PDF)**

- [ ] Annual Report 2002 English **(Download as PDF)**
- [ ] Annual Report 2002 German **(Download as PDF)**

- [ ] Annual Report 2001 English **(Download as PDF)**
- [ ] Annual Report 2001 German **(Download as PDF)**

- [ ] Annual Report 2000 English **(Download as PDF)**
- [ ] Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname* ____________

First name* ____________

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good

Download Brochure (PDF)
"In the Spotlight: International Real Estate Projects"



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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ESSEN HYP

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, *we will issue an irrevocable lending commitment within a period of* time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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International Real Estate Finance

Contacts

▷ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ **Thomas Link**

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ **Rainer Polenz**

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Tel.: +49 201 8135-632
Fax: +49 201 8135-295

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France
Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95

Fax.:+32 25 34 96 96

Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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vdp-Pfandbrief Curve



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Credit Research
Last update: June 2006

Sec 28 PfandBG
Last update: June 2006

» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

▷ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

» www.essenhyp.de

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» *Organization Chart*
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Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Heads:
N. Wittkopf, Dr. S. Tilch

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Member of the Board of Managing Directors
Michael Fröhner

Corporate Division III
Real Estate Finance

Head: N.N.
Deputy Heads:
W. Böving, T. Link

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Head: H. Möller

- EDP
- IT
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Head: I. Plange

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

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10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
Claims outstanding:												
Mortgage loans	108	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926
Public-sector loans	603	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824
Bonds and notes **)	31	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855
Other claims	0	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250
Public-sector *Pfandbriefe*	819	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972
Other bonds and notes / other liabilities	0	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770
New lending commitments:												
Mortgage loans	135	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770
Public-sector loans	875	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898
Bonds and notes**)	31	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156

Capital and reserves:												
Subscribed capital and reserves***)	41	260	265	311	377	454	426	554	554	584	654	699
Profit-sharing capital	0	54	54	129	187	243	255	279	284	324	319	293
Subordinated liabilities	0	130	130	155	189	244	244	298	297	348	358	290
Balance-sheet total:	1,103	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781
Net interest and commission income:	5.0	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3
General operating expenses:												
Personnel expenses	0.8	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.8
Other administrative expenses	0.7	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.7
Operating result:	5.1	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9
Net income for the year:	3.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

ESSEN HYP

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Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Burkhard Dallosch, Prague

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Frankfurt/Main

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Rolf Dahlmann, Deputy, Essen

Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dipl. oec. Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing

Dr. Renate Krümmer
Executive Vice President

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Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

Directors,
Commerzbank AG, Frankfurt/Main

Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Munich

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social Issues, Essen

Dr. Udo Scheffel
Chairman of the Management Board of the Bayerische Bau und Immobilien GmbH & Co. KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Alfred Tacke
Chairman of the Board of Managing Directors,
STEAG AG, Essen

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » *more*

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken** (Association of German Pfandbrief Banks)

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Financial Reports

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» Imprint

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Company

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Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

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vdp-Pfandbrief Curve



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Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Burkhard Dallosch

We have tasked Eurohypo AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Info Pool

Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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» www.essenhyp.de

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Credit Research

Bonds & Notes

Financial Reports

International Real Estate Finance

Company

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Downloads

These items are available:

- Annual Report 2005 (pdf)

- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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» www.essenhyp.de

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Impressions

- 03.03.2005, Hotel Metropol, Moskau
- 10.02.2005, Stadshuset, Stockholm
- Impressions of our Annual Reception on March 17, 2005

- 23.06.2004, John F. Kennedy Library, Boston
- 21.06.2004, Mandarin Oriental, New York

- 16.02.2004, Commerzbank-Tower, Frankfurt
- 26.01.2004, Hotel Principe di Savoia, Milano
- 13.01.2004, Szépmüvészeti Múzeumba, Budapest
- 28.11.2003, Grand Hôtel Intercontinental, Paris
- 27.11.2003, Victoria and Albert Museum, London
- 21.11.2003, Fundacion Real Fábrica de Tapices, Madrid

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Capital Market Conference

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Infopool

Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press



Contact:
Dr. Kerstin Kipper
Tel.: +49/201/8135-626
Fax: +49/201/8135-135
E-Mail: **kerstin.kipper@essenhyp.com**

- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of December 13, 2005. "Moody's upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1"**
- **Press Release "Essen Hyp captures the U.S. market with its new Pfandbrief" as of December 1, 2005**
- **Press Release "FitchRatings upgrades Essen Hyp rating from A- to A" as of November 3, 2005**
- **Press Release "Interest Rate Experts Meet at Essen Hyp" as of November 2, 2005**
- **Press Release "Essen Hyp's business and earnings performance once again satisfactory" concerning the Interim Report as of September 30, 2005**
- **Press Release "New Pfandbrief Act spurs Essen Hyp's capital**

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

market activities" (as of August 19, 2005)

▷ Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)

▷ **Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 - PDF)**

▷ **Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 - PDF)**

▷ **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?" (as of June 14, 2005 - PDF)**

▷ **Press Release "Essen Hyp will have a closer look at public private partnership projects" (as of June 10, 2005 - PDF)**

▷ **Press Release "World Economic Forum at Essen Hyp's Capital Market Conference" (as of June 9, 2005 - PDF)**

▷ **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East" (as of June 8, 2005 - PDF)**

▷ **Press Release "Lending business" (as of June 01, 2005 - PDF)**

▷ **Press Release "Interest Rate Forecast Meeting of Essen Hyp with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)**

▷ **Press Release "Business results 2004" (as of March 18, 2005 - PDF)**

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow" (as of March 7, 2005 - PDF)**

▷ **Public-sector Pfandbrief rating upgraded (as of February 17, 2005 - PDF)**

▷ **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)**

▷ **Press Release "Interest rates at an all-time low" (as of February 9, 2005 - PDF)**

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

▷ **Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)**

▷ **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)**

▷ **Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)**

▷ **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

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ESSEN HYP

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Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!
▷ **Contact**

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006
Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 *Moody´s upgraded* the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
» more (PDF)

Economic and Interest Rate Outlook G3
» more

Current Financial and *Economic Topics*
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

- Home
- Investor Relations
- Credit Research
- Bonds & Notes
- Financial Reports
- International Real Estate Finance
- Company
- Info Pool
- **Contact**
- » Online Contact

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: June 2006

Sec 28 PfandBG
Last update: June 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Mortgage Pfandbrief rating upgraded
On December 12, 2005, Moody´s Investors Service upgraded the rating of Essen Hyp´s mortgage Pfandbriefe from Aa2 to Aa1.
» more

Essen Hyp rating upgraded from A- to A
On November 3, 2005

FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.

» more (PDF)

Public-sector Pfandbrief rating upgraded

With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.

» more (PDF)

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics

Eurozone: bumpy road ahead!

» more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more

8 June 2006
8. Juni 2006

Final Terms
Endgültige Bedingungen

Euro 150,000,000 3.75 per cent. Public Sector Pfandbriefe due 2009
issued pursuant to the

Euro 150.000.000 3,75 % festverzinsliche Öffentliche Pfandbriefe fällig in 2009
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 12 June 2006
Valutierungstag: 12. Juni 2006

Series No: HBE0HY
Serien Nr.: HBE0HY

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer
Emittentin — **Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR")
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 150,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	EUR 3,000
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** — **[Yes/No]**
New Global Note — *[Ja/Nein]*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	12 June 2006
Rate of Interest *Zinssatz*	3.75 per cent. per annum, payable annually in arrear
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	12 June in each year, *from June 12, 2007 to* *June 12, 2009 (each inclusive)*
First Interest Payment Date *Erster Zinszahlungstag*	12 June 2007
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	Not Applicable
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	Not Applicable
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not Applicable

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates

Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)
Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

❑ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres TARGET
Relevante Finanzzentren *TARGET*

Rate of Interest
Zinssatz

❑ Screen Rate Determination
Bildschirmfeststellung

❑ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

❑ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page
Bildschirmseite

❑ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑ ISDA Determination
ISDA-Feststellung

❑ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

❑ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest — [ ] per cent. per annum
Mindestzinssatz — *[ ] % per annum*

☐ Maximum Rate of Interest — [ ] per cent. per annum
Höchstzinssatz — *[ ] % per annum*

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield — [ ]
Emissionsrendite

☐ **Dual Currency Notes** — [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** — [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360, adjusted

☐ 30/360 or 360/360 (Bond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	12 June 2009
☒	Redemption Month *Rückzahlungsmonat*	June 2009
☒	Final Redemption Amount *Rückzahlungsbetrag*	Par
☒	Principal amount *Nennbetrag*	
❑	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
❑	**Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
	Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]

Maximum Notice to Holders *Höchstkündigungsfrist*	**[ ]**
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	**[ ]**
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	**[ ]**
Minimum Notice to Issuer *Mindestkündigungsfrist*	**[ ]** days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	**[ ]** days *[ ]Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	**[ ]**
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	
❑ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*	**[ ]**
❑ **Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	**[ ]**
❑ **Credit-linked Notes** ***Credit-linked Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	**[ ]**
❑ **other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here) (Einzelheiten einfügen)	**[ ]**

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒	Fiscal Agent *Emissionsstelle*	Hypothekenbank in Essen Aktiengesellschaft
☒	Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	Hypothekenbank in Essen Aktiengesellschaft
☒	Calculation Agent *Berechnungsstelle*	

- ☐ Yes
  Ja
- ☒ No
  Nein
- ☐ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐	London (Financial Times) *London (Financial Times)*	
☐	Luxembourg (d'Wort) *Luxemburg (d' Wort)*	
☒	Germany (Börsen-Zeitung) *Deutschland (Börsen-Zeitung)*	
☐	Other (specify) *sonstige (angeben)*	[ ]

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	[ ]
Internet Address *Internetadresse*	[ ]

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	none *keine*

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinanzierung *refinance*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 150,000,000
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	[Yes/No] *[Ja/Nein]*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☐ Common Code *Common Code*	
☒ ISIN Code *ISIN Code*	DE000HBE0HY9
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0HY
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	3.75 per cent.per annum
Method of calculating the yield *Berechnungsmethode der Rendite*	

☒ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index [ ]
Bezeichnung des Index

Description of index / Details of where information about index can be obtained [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.	none
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.	*keine*

Restrictions on the free transferability of the Notes	none
Beschränkungen der freien Übertragbarkeit der Wertpapiere	*keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐Specify Details [ ]
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement — [ ]
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) — Société Générale
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager — None
Kursstabilisierender Dealer/Manager — *keiner*

Subscription Agreement — [ ]
Übernahmevertrag

- Date of subscription agreement — [ ]
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) — Yes
Börsenzulassung(en) — *Ja*

☐ Luxembourg
Luxemburg

- ☐ Regulated Market "*Bourse de Luxembourg*"
- ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☒ Düsseldorf

☐ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating has been applied for
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
***Börsenzulassung*:** Düsseldorf

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 12 June 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 12. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt.

Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

15 June 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Notes due June 2016
issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.

Issue Date: 16 June 2006

Series No: HBE0HS

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the ***"Prospectus"****) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.*

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

In case of Long-Form Conditions, insert:

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("**EUR**")
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 50,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1000
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** *New Global Note*	No

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes** ***Festverzinsliche Schuldverschreibungen*** **Rate of Interest and Interest Payment Dates** ***Zinssatz und Zinszahlungstage***	Not Applicable
☒ **Floating Rate Notes** ***Variabel verzinsliche Schuldverschreibungen*** **Interest Payment Dates** ***Zinszahlungstage***	
Interest Commencement Date *Verzinsungsbeginn*	16 June 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September and 20 December in each year from and including 20 September 2006 to and including the Maturity Date
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	Each period from and including a Specified Interest Payment Date (or the Issue Date in respect of the initial Specifed Interest Period) to but excluding the next Specified Interest Period

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention

Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

TARGET and London

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

For the initial Specified Interest Period the linear interpolation between 3 month EURIBOR and 4 month EURIBOR and for each Specified Interest Period thereafter, 3 month EURIBOR

Screen page
Bildschirmseite

Telerate Page 248

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

0.01 per cent. per annum

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest — Not Applicable
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

☐ **Instalment Notes**
Raten-Schuldverschreibungen

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen

☐ **Credit-linked Notes**
Credit-linked Notes

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — TARGET and London

Relevante(s) Finanzzentren(um) (alle angeben)

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	20 June 2016
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☐ Principal amount *Nennbetrag*	
☒ Final Redemption Amount (per specified denomination) Rückzahlungsbetrag (für jede festgelegte Stückelung)	EUR 50,000 per Note of EUR 50,000 Specified Denomination

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	No
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No

Put Redemption Date(s)

Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — Hypothekenbank in Essen AG
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — Hypothekenbank in Essen AG
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent
Berechnungsstelle

☒ Yes — Hypothekenbank in Essen AG

Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES Not Applicable
TEIL I. B. GENUSSSCHEINE

Issuer **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction

Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	Not Applicable

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Not Applicable
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Not Applicable
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Not Applicable

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	No

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	025816994
☒ ISIN Code *ISIN Code*	DE000HBE0HS1
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0HS
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	
Yield ***Rendite***	Not Applicable

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** Not Applicable
Zinssätze der Vergangenheit

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement — Not Applicable
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) — Lehman Brothers International (Europe) 25 Bank Street, London E14 5LE
Plazeur / Bankenkonsortium (Name und Adresse angeben)

☒ firm commitment

feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	None
Subscription Agreement ***Übernahmevertrag***	Not Applicable
– Date of subscription agreement *Datum des Übernahmevertrags*	
– General features of the subscription agreement (including the quotas) *Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)*	
Listing(s) ***Börsenzulassung(en)***	No

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	Not Applicable
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	Not Applicable

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☐ Not applicable
Nicht anwendbar [Einzelheiten einfügen]

Rating ***Rating***	Has been applied for

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 16 June 2006).

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

19 June 2006

Final Terms

Issue of Euro 43,000,000 Floating Rate Public-Sector Pfandbriefe Notes due September 2013

issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006

of

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.

Issue Date: 20 June 2006

Series No: HBE0HX

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Part I. TERMS AND CONDITIONS

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates

Issuer	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions

☒ Long-Form

☐ Integrated

Language of Conditions

☐ German only

☒ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

Currency, Denomination, Form, Certain Definitions (§ 1)

Currency and Denomination

Specified Currency	Euro ("**EUR**")
Aggregate Principal Amount	EUR 43,000,000
Specified Denomination(s)	EUR 50,000
Number of Notes to be issued in each Specified Denomination	860
Minimum Transfer Amount (specify)	EUR 50,000

Form

☐ **Notes**

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
- ☒ Public-Sector Pfandbriefe

☐ **New Global Note** — No

☒ **TEFRA C**

- ☒ Permanent Global Note
- ☐ Temporary Global Note exchangeable for:
  - ☐ Definitive Notes

☐ **TEFRA D**

Temporary Global Note exchangeable for:

- ☐ Permanent Global Note
- ☐ Definitive Notes

☐ **Neither TEFRA D nor TEFRA C**

- ☐ Permanent Global Note
- ☐ Temporary Global Note exchangeable for:
  - ☐ Definitive Notes

Definitive Notes — No

☐ Coupons

☐ Talons

☐ Receipts

Certain Definitions

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)

STATUS (§ 2)

☒ Unsubordinated

☐ Subordinated

INTEREST (§ 3)

☐ **Fixed Rate Notes**
Rate of Interest and Interest Payment Dates

Interest Commencement Date

Rate of Interest

Fixed Interest Payment Date(s)

First Interest Payment Date

Initial Broken Amount(s) (per specified denomination)

Fixed Interest Date preceding the Maturity Date

Final Broken Amount(s) (per specified denomination)

☒ **Floating Rate Notes**
Interest Payment Dates

Interest Commencement Date	20 June 2006
Specified Interest Payment Dates	19 March, 19 June, 19 September and 19 December of each year from, and including, 19 September 2006 to, and including 19 September 2013
Specified Interest Period(s)	Quarterly

Business Day Convention

☒ Modified Following Business Day Convention

☐ FRN Convention (specify period(s)

☐ Following Business Day Convention

☐ Preceding Business Day Convention

Relevant Financial Centres TARGET

Rate of Interest

☒ Screen Rate Determination

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)

For the initial Interest Period (from and including the Issue Date, to but excluding, 19 September 2006) interpolated between 2 month EURIBOR and 3 month EURIBOR. For each Interest Period thereafter, 3 month EURIBOR.

Screen page — Reuters Screen Page EURIBOR01 as of 11.00 a.m., Brussels time on the Interest Determination Date

☐ LIBOR (London time/London Business Day London Interbank Market)

Screen page

☐ Other (specify)

Screen page

☐ Formula
(set forth details in full here or in an attachment)

Reference Banks (if other than as specified in § 3(2)) (specify)

☐ ISDA Determination

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))

Margin — 0.02 per cent. per annum

☐ plus

☒ minus

Interest Determination Date

☒ second Business Day prior to commencement of Interest Period

☐ first day of each Interest Period

☐ other (specify)

Minimum and Maximum Rate of Interest

☒ Minimum Rate of Interest — 0.00 per cent. per annum

☐ Maximum Rate of Interest

☐ **Zero Coupon Notes**

Accrual of Interest

Amortisation Yield

☐ **Dual Currency Notes**

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))

☐ **Instalment Notes**
(set forth details in full here)

☐ **Index-linked Notes**

(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the *underlying and adjustment rules with relation to events* concerning the underlying))

☐ **Credit-linked Notes**
(set forth details in full here (including basis for calculating interest and fall back provisions))

☐ **other structured Notes**
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))

Day Count Fraction

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other

PAYMENTS (§ 4)

Payment Business Day

Relevant Financial Centre(s) (specify all)	TARGET

REDEMPTION (§ 5)

Final Redemption

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

☒ Maturity Date	19 September 2013
☐ Redemption Month	
☐ Final Redemption Amount	
☐ Principal amount	
☒ Final Redemption Amount (per specified denomination)	EUR 50,000 per Note of EUR 50,000 Specified Denomination

☐ **Instalment Notes**
Instalment Date(s)

Instalment Amount(s)

Early Redemption

Optional Redemption for Taxation Reasons	No
Early Redemption at the Option of the Issuer	No

Minimum Redemption Amount

Higher Redemption Amount

Call Redemption Date(s)

Call Redemption Amount(s)

Minimum Notice to Holders

Maximum Notice to Holders

Early Redemption at the Option of a Holder No

Put Redemption Date(s)

Put Redemption Amount(s)

Maximum Notice to Issuer (never more than 60 days)

Early Redemption Amount

Zero Coupon Notes:

Reference Price

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))

☐ **Index-linked Notes**
(set forth details in full here)

☐ **Credit-linked Notes**
(set forth details in full here)

☐ **other structured Notes**
(set forth details in full here)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)

Paying Agents

☒ Fiscal Agent BNP Paribas Securities Services, Luxembourg Branch

☐ Additional Paying Agent(s)/specified office(s)

☒ Calculation Agent BNP Paribas Securities Services, Luxembourg Branch

☒ Yes

☐ No

☐ Required location (specify)

NOTICES (§ 12)

Place and medium of publication

Publication in printed form

☐ London (Financial Times)

☒ Luxembourg (d'Wort)

☐ Germany (Börsen-Zeitung)

☐ Other (specify)

Publication on the website of the stock exchange

Stock Exchange	Luxembourg
Internet Address	www.bourse.lu
Governing law	**German Law**

PART I. B. PARTICIPATION CERTIFICATES

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions

☐ Long-Form

☐ Integrated

Language of Conditions

☐ German only

☐ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

Issue, Principal Amount (§ 1)

Aggregate Principal Amount

Date of general meeting

Number of Participation Certificates

Principal amount

Distributions (§ 2)

☐ Fixed Rate Participation Certificates

Rate of interest

Interest Commencement Date

☐ Floating Rate Participation Certificates

Interest Commencement Date

Reference Dates

Margin

Euribor Rate [three/six/nine/twelve month]

Screen Page

Distribution Date(s)

First Distribution Date

Term, Termination by the Issuer (§ 6)

End of term

Repayment Date

Interest Rate applicable to the Final Interest Period

☐ Distribution rate

☐ Other (specify)

Termination

Call Date

Date of Termination

PART I. C.: GLOBAL PFANDBRIEFE

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)

☐ **[Global]** Mortgage Pfandbriefe

☐ **[Global]** Public-Sector Pfandbriefe

Aggregate Principal Amount

Number of Notes

Number of Notes to be issued in the Principal Amount

Custodian for The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)

Currency

☐ EUR

☐ USD

Interest (§ 2)

Rate of interest

Interest Commencement Date

Fixed Interest Payment Date(s)

First Interest Payment Date

Initial Broken Amount

Fixed Interest Date preceding the Maturity Date

Final Broken Amount

Day Count Fraction

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)

Specified Maturity Date

Payments (§ 4)

Frankfurt Business Day

☐ TARGET

Registrar and Paying Agents (§ 8)

Paying Agent

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION

Interest of natural and legal persons involved in the issue/offer

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

☐ Other interest (specify)

Reasons for the offer	Not Applicable
Estimated net proceeds	EUR 42,970,760
Estimated total expenses of the issue	EUR 2,000
Eurosystem eligibility	
Intended to be held in a manner which would allow Eurosystem eligibility	Not Applicable
Securities Identification Numbers	
☒ Common Code	025776305
☒ ISIN Code	XS0257763051
☒ German Securities Code	HBE0HX
☐ Any other securities number	
Yield	Not Applicable

Yield

Method of calculating the yield

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

☐ Other method (specify)

☐ **Historic Interest Rates** Not Applicable

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]

☐ Details relating to the Performance of the [Index][Formula][other variable].

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]

Name of index

Description of index / Details of where information about index can be obtained

Description of interest rate

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident

Not Applicable

Market disruption or settlement disruption events that may affect the underlying

Not Applicable

Adjustment rules with relation to events concerning the underlying

Not Applicable

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**

Not Applicable

Selling Restrictions

☒ The Selling Restrictions set out in the Prospectus shall apply.

☒ TEFRA C

☐ TEFRA D

☐ Neither TEFRA C nor TEFRA D

☐ Additional Selling Restrictions (specify)

Taxation

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

Restrictions on the free transferability of the Notes
None

TERMS AND CONDITIONS OF THE OFFER

Placing and Underwriting
Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.

Method of distribution

☒ Non-syndicated

☐ Syndicated

Commissions

Management/Underwriting Commission (specify)	0.068 per cent. of the Aggregate Nominal Amount
Selling Concession (specify)	Not Applicable
Listing Commission	Not Applicable
Other (specify)	
Stabilising Dealer(s)/Manager(s)	None
Listing(s)	Yes

☒ Luxembourg

  ☒ Regulated Market

  ☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)

Sonstige (Einzelheiten einfügen)

Date of admission	Admission of the Notes is expected on the Issue Date
Rating	Not Applicable

Other relevant terms and conditions (specify)

Listing:
The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **20 June 2006**).

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]

20 June 2006

Final Terms

Issue of Euro 150,000,000 Floating Rate Public-Sector Pfandbriefe Notes due June 2013

issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006

of

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.

Issue Date: 20 June 2006

Series No: HBE0HQ

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Part I. TERMS AND CONDITIONS

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions

☒ Long-Form

☐ Integrated

Language of Conditions

☐ German only

☒ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

Currency, Denomination, Form, Certain Definitions (§ 1)

Currency and Denomination

Specified Currency	Euro ("**EUR**")
Aggregate Principal Amount	EUR 150,000,000
Specified Denomination(s)	EUR 50,000
Number of Notes to be issued in each Specified Denomination	3,000
Minimum Transfer Amount (specify)	EUR 50,000

Form

☐ **Notes**

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
- ☒ Public-Sector Pfandbriefe

☐ **New Global Note** — No

☒ **TEFRA C**

- ☒ Permanent Global Note
- ☐ Temporary Global Note exchangeable for:
  - ☐ Definitive Notes

☐ **TEFRA D**

Temporary Global Note exchangeable for:

- ☐ Permanent Global Note
- ☐ Definitive Notes

☐ **Neither TEFRA D nor TEFRA C**

- ☐ Permanent Global Note
- ☐ Temporary Global Note exchangeable for:
  - ☐ Definitive Notes

Definitive Notes — No

☐ Coupons

☐ Talons

☐ Receipts

Certain Definitions

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)

STATUS (§ 2)

☒ Unsubordinated

☐ Subordinated

INTEREST (§ 3)

☐ **Fixed Rate Notes**
Rate of Interest and Interest Payment Dates

Interest Commencement Date

Rate of Interest

Fixed Interest Payment Date(s)

First Interest Payment Date

Initial Broken Amount(s) (per specified denomination)

Fixed Interest Date preceding the Maturity Date

Final Broken Amount(s) (per specified denomination)

☒ **Floating Rate Notes**
Interest Payment Dates

Interest Commencement Date	20 June 2006
Specified Interest Payment Dates	20 March, 20 June, 20 September and 20 December of each year from, and including, 20 September 2006 to, and including 20 June 2013
Specified Interest Period(s)	Quarterly

Business Day Convention

☒ Modified Following Business Day Convention

☐ FRN Convention (specify period(s))

☐ Following Business Day Convention

☐ Preceding Business Day Convention

Relevant Financial Centres TARGET, London and New York City

Rate of Interest

☒ Screen Rate Determination

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)

3 month

Screen page	Reuters Screen Page EURIBOR01 as of 11.00 a.m., Brussels time on the Interest Determination Date

☐ LIBOR (London time/London Business Day London Interbank Market)

Screen page

☐ Other (specify)

Screen page

☐ Formula
(set forth details in full here or in an attachment)

Reference Banks (if other than as specified in § 3(2)) (specify)

☐ ISDA Determination

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))

Margin	0.01 per cent. per annum

☐ plus

☒ minus

Interest Determination Date

☒ second Business Day prior to commencement of Interest Period

☐ *first day of each Interest Period*

☐ other (specify)

Minimum and Maximum Rate of Interest

☒ Minimum Rate of Interest	0.00 per cent. per annum

☐ Maximum Rate of Interest

☐ **Zero Coupon Notes**

Accrual of Interest

Amortisation Yield

☐ **Dual Currency Notes**

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))

☐ **Instalment Notes**
(set forth details in full here)

☐ **Index-linked Notes**
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market

disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))

☐ **Credit-linked Notes**
(set forth details in full here (including basis for calculating interest and fall back provisions))

☐ **other structured Notes**
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))

Day Count Fraction

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other

PAYMENTS (§ 4)

Payment Business Day

Relevant Financial Centre(s) (specify all)	TARGET, London and New York City

REDEMPTION (§ 5)

Final Redemption

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

☒ Maturity Date	20 June 2013
☐ Redemption Month	
☐ Final Redemption Amount	
☐ Principal amount	
☒ Final Redemption Amount (per specified denomination)	EUR 50,000 per Note of EUR 50,000 Specified Denomination

☐ **Instalment Notes**
Instalment Date(s)

Instalment Amount(s)

Early Redemption

Optional Redemption for Taxation Reasons	No
Early Redemption at the Option of the Issuer	No

Minimum Redemption Amount

Higher Redemption Amount

Call Redemption Date(s)

Call Redemption Amount(s)

Minimum Notice to Holders	
Maximum Notice to Holders	
Early Redemption at the Option of a Holder	No
Put Redemption Date(s)	
Put Redemption Amount(s)	
Maximum Notice to Issuer (never more than 60 days)	

Early Redemption Amount

Zero Coupon Notes:

Reference Price

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))

☐ **Index-linked Notes**
(set forth details in full here)

☐ **Credit-linked Notes**
(set forth details in full here)

☐ **other structured Notes**
(set forth details in full here)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)

Paying Agents

☒ Fiscal Agent	BNP Paribas Securities Services, Luxembourg Branch
☒ Additional Paying Agent(s)/specified office(s)	Hypothekenbank in Essen AG
☒ Calculation Agent	Hypothekenbank in Essen AG

☒ Yes

☐ No

☐ Required location (specify)

NOTICES (§ 12)

Place and medium of publication

Publication in printed form

☐ London (Financial Times)

☐ Luxembourg (d'Wort)

☒ Germany (Börsen-Zeitung)

☐ Other (specify)

Publication on the website of the stock exchange

Stock Exchange

Internet Address

Governing law	**German Law**

PART I. B. PARTICIPATION CERTIFICATES

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions

☐ Long-Form

☐ Integrated

Language of Conditions

☐ German only

☐ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

Issue, Principal Amount (§ 1)

Aggregate Principal Amount

Date of general meeting

Number of Participation Certificates

Principal amount

Distributions (§ 2)

☐ Fixed Rate Participation Certificates

Rate of interest

Interest Commencement Date

☐ Floating Rate Participation Certificates

Interest Commencement Date

Reference Dates

Margin

Euribor Rate [three/six/nine/twelve month]

Screen Page

Distribution Date(s)

First Distribution Date

Term, Termination by the Issuer (§ 6)

End of term

Repayment Date

Interest Rate applicable to the Final Interest Period

☐ Distribution rate

☐ Other (specify)

Termination

Call Date

Date of Termination

PART I. C.: GLOBAL PFANDBRIEFE

Issuer **Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)

☐ [Global] Mortgage Pfandbriefe

☐ [Global] Public-Sector Pfandbriefe

Aggregate Principal Amount

Number of Notes

Number of Notes to be issued in the Principal Amount

Custodian for The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)

Currency

☐ EUR

☐ USD

Interest (§ 2)

Rate of interest

Interest Commencement Date

Fixed Interest Payment Date(s)

First Interest Payment Date

Initial Broken Amount

Fixed Interest Date preceding the Maturity Date

Final Broken Amount

Day Count Fraction

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)

Specified Maturity Date

Payments (§ 4)

Frankfurt Business Day

☐ TARGET

Registrar and Paying Agents (§ 8)

Paying Agent

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION

Interest of natural and legal persons involved in the issue/offer

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

☐ Other interest (specify)

Reasons for the offer	Not Applicable
Estimated net proceeds	Not Applicable
Estimated total expenses of the issue	Not Applicable
Eurosystem eligibility	
Intended to be held in a manner which would allow Eurosystem eligibility	Not Applicable
Securities Identification Numbers	
☒ Common Code	025601327
☒ ISIN Code	DE000HBE0HQ5
☒ German Securities Code	HBE0HQ
☐ Any other securities number	
Yield	Not Applicable

Yield

Method of calculating the yield

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

☐ Other method (specify)

☐ **Historic Interest Rates** — Not Applicable

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]

☐ Details relating to the Performance of the [Index][Formula][other variable].

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]

Name of index

Description of index / Details of where information about index can be obtained

Description of interest rate

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident

Not Applicable

Market disruption or settlement disruption events that may affect the underlying

Not Applicable

Adjustment rules with relation to events concerning the underlying

Not Applicable

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**

Not Applicable

Selling Restrictions

☒ The Selling Restrictions set out in the Prospectus shall apply.

☒ TEFRA C

☐ TEFRA D

☐ Neither TEFRA C nor TEFRA D

☐ Additional Selling Restrictions (specify)

Taxation

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

Restrictions on the free transferability of the Notes
None

TERMS AND CONDITIONS OF THE OFFER

Placing and Underwriting
Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.

Method of distribution

☒ Non-syndicated

☐ Syndicated

Commissions

Management/Underwriting Commission (specify)	Not Applicable
Selling Concession (specify)	Not Applicable
Listing Commission	Not Applicable
Other (specify)	
Stabilising Dealer(s)/Manager(s)	None
Listing(s)	No

☐ Luxembourg

☐ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission	Not Applicable
Rating	Not Applicable
Other relevant terms and conditions (specify)	Not Applicable

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Hypothekenbank in Essen Aktiengesellschaft

____

Name & title of signatory

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

19 June 2006
19. Juni 2006

Final Terms
Endgültige Bedingungen

EUR 10,000,000 Single callable Step-up Notes of 2006
due 13 June 2008 Tranche 2
(to be consolidated, form a single issue with and increase the aggregate principal amount of the EUR 50,000,000 Single callable Step-up Notes of 2006 due 13 June 2008
issued on 13 June 2006)
issued pursuant to the

EUR 10.000.000 Einfach kündbare Schuldverschreibungen mit Stufenzins von 2006
fällig am 13. Juni 2008, Tranche 2
(Diese Emission wird mit den EUR 50.000.000 Einfach kündbare Schuldverschreibungen mit Stufenzins von 2006 fällig am 13. Juni 2008, begeben am 13. Juni 2006, zusammengeführt werden, eine einheitliche Emission bilden und ihren Gesamtnennbetrag erhöhen)
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent. plus accrued interest for the period from 13 June 2006 (inclusive) to 20 June 2006 (exclusive)
Ausgabepreis: 100,00 % plus Stückzinsen für die Zeit vom 13. Juni 2006 (einschließlich) bis 20. Juni 2006 (ausschließlich)

Issue Date: 20 June 2006
Tag der Begebung: 20. Juni 2006

Series No: HBE0HR
Serien Nr.: HBE0HR

Tranche No: 2
Tranche Nr.: 2

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 10,000,000 *EUR 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 1,000 *EUR 1.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	10,000 *10.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 1,000 *EUR 1.000*

Form
Form

☒ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☐ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note**	No

New Global Note *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	13 June 2006 *13. Juni 2006*
Rate of Interest	3.40 per cent. per annum from 13 June 2006 to 12 June 2007 (each inclusive); 3.85 per cent. per annum from 13 June 2007 to 12 June 2008 (each inclusive).
Zinssatz	*3,40% per annum vom 13. Juni 2006 bis 12. Juni 2007 (jeweils einschließlich);* *3,85% per annum vom 13. Juni 2007 bis 12. Juni 2008 (jeweils einschließlich).*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	13 June in each year *13. Juni in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	13 June 2007 *13. Juni 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	13 June 2007 *13. Juni 2007*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)

Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**

Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Clearing System and TARGET *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption

Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	13 June 2008 *13. Juni 2008*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	Yes *Ja*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag (Call)*	13 June 2007 *13. Juni 2007*
Call Redemption Amount(s) *Wahlrückzahlungsbetrag (Call)*	Total Principal Amount *Gesamtnennbetrag*
Minimum Notice to Holders *Mindestkündigungsfrist*	3 Frankfurt Business Days *3 Frankfurter Bankarbeitstage*
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	
Minimum Notice to Issuer *Mindestkündigungsfrist*	
Maximum Notice to Issuer (never more than 60 days)	

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

Hypothekenbank in Essen AG
Gildehofstraße 1
D-45127 Essen

☒ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

Hypothekenbank in Essen AG
Gildehofstraße 1
D-45127 Essen

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)

Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Not Applicable
Nicht anwendbar

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE **Not Applicable**
TEIL I. C.: GLOBALPFANDBRIEFE ***Nicht anwendbar***

Issuer **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 10,000,000 *EUR 10.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,000 *EUR 1.000*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	025694678 *025694678*
☒ ISIN Code *ISIN Code*	DE000HBE0HR3 *DE000HBE0HR3*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0HR *HBE0HR*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield (if Notes are not redeemed prior to maturity)	3.61 per cent. per annum
Rendite *(sofern die Schuldverschreibungen nicht vor Endfälligkeit gekündigt werden)*	*3,61 % per annum*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process

Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

General Information

Except as otherwise specified herein, terms defined in the Base Prospectus dated April 28, 2006 (the "**Base Prospectus**") shall have the same meaning in this Swiss Listing Prospectus (the "**Prospectus**"). The annexes hereto form integral parts of this Prospectus.

Notice to Investors

The Public-Sector Pfandbriefe are issued pursuant of the Programme of the Issuer. A summary of the Public-Sector Pfandbriefe is provided on page 8. The specific terms of the Public-Sector Pfandbriefe set out in the Final Terms on page 9 must be read in conjunction with the Terms and Conditions of Pfandbriefe on Page 27. The Notes and the Programme are governed by German law. Investors are advised to familiarise themselves with the entire content of this Prospectus.

The financial institution involved in the issuance and offering of these Public-Sector Pfandbriefe is a bank, which directly or indirectly has participated, or may participate, in financing transactions and/or other banking business with the Issuer, which are not disclosed herein.

Authorisation

Pursuant to the Programme and the Dealer Accession Letter between the Issuer and Credit Suisse, the Issuer has decided to issue 3.125 per cent. Public-Sector Pfandbriefe due July 14, 2025 in the amount of CHF 200,000,000.

Use of Proceeds

The net proceeds from the issue, amounting to CHF 196,830,000 (the "**Net Proceeds**") will be used for general financing purposes of the Issuer. Credit Suisse shall have no responsibility for, nor be obliged to concern itself with, the application of the Net Proceeds.

Litigation

Except as disclosed in this Prospectus, the Issuer has no litigation or claims of material importance in the context of the Public-Sector Pfandbriefe pending or threatened against it.

Material Change

Save as disclosed herein, there has been no material change in the financial position of the Issuer since the date of the last audited published report as of December 31, 2005.

Business performance of the Issuer as of June 30, 2006

Public-sector lending

In the period under review the total volume of new public-sector lending commitments rose by as much as 49.6% to € 16.9bn compared to € 11.3bn in the previous year.

Some € 16.5bn (€ 9.5bn), or 98%, of these new lending commitments are eligible to serve as cover for Pfandbriefe.

In addition, Essen Hyp took securities issued by other borrowers and not eligible to serve as cover totaling € 0.4bn (€ 1.8bn) onto its books.

As a part of our diversification strategy we increased the share of public-sector loans to foreign borrowers by 194.4% to € 8.4bn (€ 2.8bn).

Taking also into account the loans not eligible for cover, new loans to foreign borrowers totaled € 8.8bn (€ 4.6bn). The most important European countries are Italy, Spain and Portugal. In addition, we increased our lending activities in the United States and in Canada where we granted new loans totaling € 1bn and € 0.3bn respectively.

Real estate finance

In the first half of 2006 we granted new real estate loans totaling € 1.1bn compared to € 0.6bn in the same period of the previous year. This increase is mainly due to the favorable development of our home loan segment. In the first half of 2006 Essen Hyp granted new home loans totaling € 0.8bn in Germany compared to just € 0.1bn in the previous year.

The total volume of new commercial loans in Germany came to € 0.2bn, thus maintaining the previous year's level (€ 0.2bn). The main focus in this segment was on retail space. The share of new loans secured by properties in Eastern Germany was 0.6% of the total volume of new commercial loans.

New commercial lending commitments outside Germany totaled € 0.1bn, thus dropping below the previous year's level of € 0.3bn. The main focus in this segment was on office and administrative buildings in the United States, England and France.

Funding and balance sheet total

Essen Hyp continued to benefit from excellent funding conditions and placed bonds totaling € 26.2bn (€ 16.5bn) in the period under review. Of this figure, public-sector Pfandbriefe accounted for € 14.3bn (€ 8.9bn), while mortgage Pfandbriefe totaled € 1.8bn (€ 0.7bn).

In addition, we issued unsecured bonds totaling € 10.1bn (€ 6.9bn).

As of June 30, 2006 our balance sheet total came to € 94.3bn (€ 92.8bn).

Profit and loss account

Essen Hyp's interest income stood at € 152.1m at the end of the reporting period, an 8.7% increase compared to the previous year's figure of € 139.9m.

Net commission income came to € -13.8m, compared to € -2.3m in the previous year. This development is due to the increase in commission paid to our parent company for the brokerage of new home loans within the scope of three special loan programs for homeowners.

As a result, net interest and commission income grew to € 138.3m, a 0.7% increase compared to the € 137.6m posted in the previous year.

The increase in general operating expenses to € 18.9m (€ 16m) was mainly caused by higher personnel costs, as well as by an increase in servicing fees for outsourcing certain activities.

The bank's operating result before provision for possible loan losses came to € 121.4m, thus dropping slightly below the previous year's figure of € 122.3m.

Provision for possible loan losses decreased from € -35.1m to € -32.3m.

Taking these figures into account, the bank's operating result before tax rose 2.2% to € 89.1m compared to € 87.2m in 2005.

Future prospects

In accordance with our forecasts we remain confident that we will be able to generate a return on equity after tax between 14.5% and 15%.

Representative

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange Credit Suisse has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

Prospectus

Copies of this Prospectus are available free of charge from Credit Suisse, Uetlibergstrasse 231, P.O. Box 300, CH-8070 Zurich, Switzerland or may be obtained by telephone (+41 44 333 49 73), fax (+41 44 333 57 79) or e-mail to *newissues.fixedincome@credit-suisse.com*.

Responsibility

The Issuer accepts responsibility for the information contained in this Prospectus and confirms that, to its knowledge and belief, the facts stated herein are accurate and that no material circumstances have been omitted.

Hypothekenbank in Essen Aktiengesellschaft

Taxation

European Union Savings Tax Directive

On June 3, 2003, the Council of the European Union adopted a directive (Directive 2003/48/EC) on the taxation of savings income (the "**EU Savings Tax Directive**"). Pursuant to the directive, a member state of the European Union (the "**EU**") will be required to provide to the tax authorities of other EU member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other EU member states, except that Belgium, Luxembourg and Austria will instead operate a withholding tax system for a transitional period in relation to such payments. EU member states are required to put the EU Savings Tax Directive into effect by and apply it from July 1, 2005.

On October 26, 2004, the European Community and Switzerland entered into an agreement on the taxation of savings income by way of a withholding tax system and voluntary declaration in the case of transactions between parties in the EU member states and Switzerland.

On the basis of such agreement, Switzerland has introduced a withholding tax on interest payments or other similar income paid by a paying agent within Switzerland to EU resident individuals as of July 1, 2005. The withholding tax is to be withheld at a rate of 15 % for the first three years of the transitional period, 20 % for the subsequent three years and 35 % thereafter. The beneficial owner of the interest payments may be entitled to a tax credit or refund of the withholding if certain conditions are met.

Prospective purchasers of these Public-Sector Pfandbriefe should consult their advisors concerning the impact of the EU Savings Tax Directive. Notwithstanding the above, for the avoidance of doubt, should the Issuer, the Swiss Principal Paying Agent or any institution where the Public-Sector Pfandbriefe are deposited be required to withhold any amount as a direct or indirect consequence of the EU Savings Tax Directive, then, there is no requirement for the Issuer to pay any additional amounts pursuant to § 7 of the Terms and Conditions of the Public-Sector Pfandbriefe relating to such withholding.

Summary of the Notes

Issuer:	Hypothekenbank in Essen Aktiengesellschaft, Essen
Lead Manager:	Credit Suisse
Swiss Principal Paying Agent:	Credit Suisse, Zurich, Switzerland
Amount:	CHF 200,000,000
Interest Rate:	3.125 per cent. per annum
Interest Payment Dates:	July 14 in each year, for the first time and July 14, 2007
Issue Price:	99.715 per cent. (before commissions)
Issue Date:	July 14, 2006
Maturity Date:	July 14, 2025
Swiss Security Number:	2609656
ISIN:	CH0026096567
Common Code:	025959833
Early Redemption:	None
Assurance:	Pari Passu Clause
Governing Law:	The Public-Sector Pfandbriefe and all related contractual documentation are governed by and shall be construed in accordance with German law. Place of jurisdiction shall be Frankfurt am Main.
Form:	Permanent Global Certificate
Denomination:	CHF 5,000 nominal and multiples thereof
Printing of Definitive Public-Sector Pfandbriefe:	Neither printing nor delivery of definitive Public-Sector Pfandbriefe and Coupons is intended. The Permanent Global Certificate representing the Public-Sector Pfandbriefe will be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation. Investors do not have the right to request the printing and delivery of definitive Public-Sector Pfandbriefe and Coupons.
Delivery:	SIS SegaInterSettle AG, Euroclear Bank S.A., Clearstream Banking société anonyme, Luxembourg
Listing:	Will be applied for on the main segment of the SWX Swiss Exchange. The Public-Sector Pfandbriefe will be provisionally admitted to trading as of July 13, 2006.
Selling Restrictions:	United States of America and U.S. Persons, European Economic Area

July 13, 2006
13. Juli 2006

Final Terms
Endgültige Bedingungen

CHF 200,000,000 3.125 per cent. due July 14, 2025
issued pursuant to the

CHF200.000.000 3.125% Schuldverschreibungen fällig 14. Juli 2025
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.715 per cent.
Ausgabepreis: 99.715%

Issue Date: July 14, 2006
Tag der Begebung: 14. Juli 2006

Series No: HBE0JE
Serien Nr.: HBE0JE

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktien-gesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das »***Programm***«). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der «Prospekt») zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

Part I.: TERMS AND CONDITIONS
Teil I.: EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.

Die für die Schuldverschreibungen geltenden Bedingungen (die »Bedingungen«) sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen** ***Aktiengesellschaft***

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Swiss Francs ("CHF") *Schweizer Franken*
Aggregate Principal Amount *Gesamtnennbetrag*	CHF 200,000,000 *CHF 200.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	CHF 5,000 *CHF 5.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	40,000 *40.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	CHF 5,000 *CHF 5.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☒ **New Global Note** — No
New Global Note — Nein

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☒ Other (specify) — SIS SegaInterSettle AG, Olten, Switzerland
Sonstige (angeben) — *SIS SegaInterSettle AG, Olten, Schweiz*

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	July 14, 2006 *14. Juli 2006*
Rate of Interest *Zinssatz*	3.125 per cent. per annum *3.125% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	July 14 in each year *14. Juli in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	July 14, 2007 *14. Juli 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))

(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☒ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

- **Grundsatz II**

Derivatives

- **Counterparty ratings**
- **Yield curve distribution**

Ratings

- **Overview of ratings**

Breakdown of new lending commitments

- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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FitchRatings upgraded the bank´s credit ratings to long-term A with stable outlook from A- and short-term F1 from F2.
» more (PDF)

Public-sector Pfandbrief rating upgraded
With effect from February 17, 2005 Moody´s upgraded the rating of Essen Hyp´s public-sector Pfandbriefe to Aaa. As a result Essen Hyp´s public-sector Pfandbriefe are now rated triple A by all major rating agencies.
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Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
Germany: Job Relocation to Eastern Europe - Much Ado about Nothing! **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Local authorities	0.0	-
Other borrowers	1,423.3	-
Total	**3,373.9**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Sweden		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	212.2	-
Other borrowers	0.0	-
Total	**212.2**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Switzerland		
Government	0.0	-
Regional authorities	216.9	-
Local authorities	23.0	-
Other borrowers	150.0	-
Total	**389.9**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
The Netherlands		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	3.8	-
Other borrowers	467.0	-
Total	**470.8**	**-**

Assets serving as cover in EUR m

Jun 30, 2006 **Previous year**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Portugal		
Government	905.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**905.0**	-

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Slovak Republic		
Government	297.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**297.5**	-

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Slovenia		
Government	54.1	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**54.1**	-

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Spain		
Government	0.0	-
Regional authorities	1,950.6	-

	Jun 30, 2006	Previous year
Lithunia		
Government	39.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**39.0**	**-**

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
Luxembourg		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	144.5	-
Total	**144.5**	**-**

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
Norway		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	95.0	-
Total	**95.0**	**-**

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
Poland		
Government	459.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**459.4**	**-**

Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	165.0	-
Total	**165.0**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Italy		
Government	86.0	-
Regional authorities	814.3	-
Local authorities	223.6	-
Other borrowers	175.0	-
Total	**1,299.0**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Japan		
Government	0.0	-
Regional authorities	87.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**87.0**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Latvia		
Government	45.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**45.0**	**-**

Assets serving as cover in EUR m

Total	**479.0**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Greece		
Government	677.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	35.0	-
Total	**712.5**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Hungary		
Government	546.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	50.0	-
Total	**596.4**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Iceland		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	189.2	-
Total	**189.2**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Ireland		
Government	0.0	-

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
Finland		
Government	346.4	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	74.0	-
Total	**420.4**	**-**

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
France		
Government	2.5	-
Regional authorities	0.0	-
Local authorities	12.3	-
Other borrowers	890.0	-
Total	**904.8**	**-**

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
Germany		
Government	1,906.9	-
Regional authorities	27,612.2	-
Local authorities	2,467.0	-
Other borrowers	19,221.2	-
Total	**51,207.3**	**-**

Assets serving as cover in EUR m

	Jun 30, 2006	Previous year
Great Britain		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	40.5	-
Other borrowers	438.5	-

Government	0.0	-
Regional authorities	453.6	-
Local authorities	0.0	-
Other borrowers	176.2	-
Total	**629.8**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Cyprus		
Government	99.5	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**99.5**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Czech Republic		
Government	238.0	-
Regional authorities	0.0	-
Local authorities	49.1	-
Other borrowers	11.8	-
Total	**298.9**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Denmark		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	231.0	-
Total	**231.0**	**-**

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Austria		
Government	25.6	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	1,409.9	-
Total	**1,435.5**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Belgium		
Government	29.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	90.0	-
Total	**119.0**	**-**

	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Canada		

United Staates		
Government	82.6	-
Regional authorities	276.9	-
Local authorities	505.3	-
Other borrowers	325.2	-
Total	**1,190.0**	**-**
	Assets serving as cover in EUR m	
	Jun 30, 2006	**Previous year**
Others		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**0.0**	**-**
Total amount	**66,550.5**	**-**

Slovenia	54	0.08
Spain	3,374	5.06
Sweden	210	0.31
Switzerland	395	0.59
The Netherlands	471	0.71
The United States	1,216	1.82
Others	87	0.13
Total	**66,673**	**100.00**

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non-profit organizations and loans guaranteed by municipal authorities	4,637	6.95
Public-sector credit institutions with special tasks (risk weighting of 0)	6,427	9.64
Credit institutions governed by public law and savings banks	10,583	15.87
Foreign territorial authorities and institutions governed by public law	15,441	23.16
Total	**66,673**	**100.00**

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Public-sector loans

Breakdown of cover pool by countries

30.06.2006

by countries	in Euro m	in %
Austria	1,435	2.15
Belgium	119	0.18
Canada	689	1.03
Cyprus	99	0.15
Czech Republic	300	0.45
Denmark	231	0.35
Finland	420	0.63
France	905	1.36
Germany	51,232	76.83
Great Britain	479	0.72
Greece	713	1.07
Hungary	595	0.89
Iceland	194	0.29
Ireland	165	0.25
Italy	1,305	1.96
Latvia	45	0.07
Lithuania	39	0.06
Luxembourg	145	0.22
Norway	95	0.14
Poland	459	0.69
Portugal	905	1.36
Slovak Republic	297	0.45

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 66,673m

Information as permitted
by banking confidentiality.

30.06.2006

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
23.16%
Credit institutions governed by public law and savings banks
15.87%
Public-sector credit institutions with special tasks (risk weighting of 0)
9.64%
6.95%
44.38%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	29,585	44.38
Towns and municipalities, municipal special purpose associations,		

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	509	0.76
Others	309	0.46
Total	**11,330**	**16.99**

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.06.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	22,093	33.14
AA+ / Aa1 / AA+	5,266	7.90
AA / Aa2 / AA	3,886	5.83
AA- / Aa3 / AA-	15,990	23.98
A+ / A1 / A+	3,082	4.62
A / A2/ A	2,768	4.15
A- / A3 / A-	1,117	1.68
BBB+ / Baa1 / BBB+	1,141	1.71
BBB / Baa2 / BBB	0	0.00
Without rating *	11,330	16.99
Total	**66,673**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	6,001	9.00
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,511	6.77

Loans within the EU (public-sector banks, EU member states,

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

March 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2005
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Jun 30, 2006	Previous year
Country		
Government	0.0	-
Regional authorities	0.0	-
Local authorities	0.0	-
Other borrowers	0.0	-
Total	**0.0**	-
Total	**0.0**	-

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Public-sector loans

Breakdown of cover pool by risk weighting

30.06.2006

Risk weighting	in Euro m	in %
0%	47,585	71.37
10%	1,053	1.58
20%	18,035	27.05
100%	0	0.00
Total	**66,673**	**100.00**

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* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans

Breakdown of cover pool
Surplus cover [redacted]

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/06/2006	64,932.05	66,673.25	1,741.20	2.7	142.70	0.2	2.9
31/05/2006	63,572.00	65,542.00	1,970.00	3.1	398.40	0.6	3.7
30/04/2006	62,103.00	63,822.00	1,719.00	2.8	536.60	0.9	3.7
31/03/2006	60,439.00	62,494.00	2,055.00	3.4	357.80	0.6	4.0
28/02/2006	59,013.00	61,687.00	2,674.00	4.5	281.80	0.5	5.0
31/01/2006	59,483.00	60,996.00	1,513.00	2.5	486.30	0.8	3.3
31/12/2005	59,759.93	61,340.01	1,580.08	2.6	250.00	0.4	3.0
30/11/2005	57,693.00	59,110.10	1,417.10	2.5	548.10	1.0	3.5
31/10/2005	55,732.50	57,957.39	2,224,89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus co in % in t case of falling yie
30.06.2006	67,581.61	63,727.44	3,854.17	6.05	3,161.51	5.09	4,667.92	7.14
31.05.2006	67,141.31	62,666.43	4,474.88	7.14	3,538.58	5.80	5,597.92	8.70
30.04.2006	65,277.48	61,164.14	4,113.34	6.73	3,275.96	5.51	5,057.34	8.03
31.03.2006	64,298.86	59,816.66	4,482.20	7.49	3,662.65	6.29	5,311.48	8.64
28.02.2006	64,272.59	58,886.18	5,386.41	9.15	4,501.30	7.85	6,060.05	10.02
31.01.2006	63,576.51	59,431.23	4,145.28	6.97	3,241.77	5.59	4,739.66	7.77
31.12.2005	64,464.41	60,036.96	4,609.46	7.68	3,504.74	5.98	5,416.91	8.80
30.11.2005	62,430.51	58,031.65	4,398.87	7.58	3,311.46	5.85	5,498.20	9.24
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 30.06.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	5,657	34.28
AA+ / Aa1 / AA+	1,261	7.64
AA / Aa2 / AA	527	3.19
AA- / Aa3 / AA-	3.754	22.75
A+ / A1 / A+	1,402	8.50
A / A2/ A	1,937	11.74
A- / A3 / A-	726	4.40
BBB+ / Baa1 / BBB+	143	0.87
BBB / Baa2 / BBB	0	0.00
Without rating *	1,094	6.63
Total	**16,501**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	556	3.37
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	507	3.07
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	31	0.19
Others	0	0.00

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

30.06.2006

Risk weighting	in Euro m	in %
0%	10,694	64.80
10%	585	3.55
20%	5,222	31.65
Total	**16,501**	**100.00**

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Risk Report

Risk management
The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

Risk management principles and organization
The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.

According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models. In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006. Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	2,319	14.05
Sweden	74	0.45
Switzerland	210	1.27
The Netherlands	203	1.23
The United States	970	5.88
Others	108	0.65
Total	**16,501**	**100.00**

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Public-sector credit institutions with special tasks (risk weighting of 0)	2,207	13.37
Credit institutions governed by public law and savings banks	218	1.32
Foreign territorial authorities and institutions governed by public law	8,384	50.81
Total	**16,501**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by countries

30.06.2006

by countries	in Euro m	in %
Austria	215	1.30
Belgium	0	0.00
Canada	250	1.52
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	167	1.01
Estonia	0	0.00
Finland	445	2.70
France	336	2.04
Great Britain	439	2.66
Germany	8,117	49.18
Greece	470	2.85
Hungary	0	0.00
Iceland	84	0.51
Ireland	193	1.17
Italy	1,062	6.44
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	24	0.15
Norway	20	0.12
Poland	10	0.06
Portugal	785	4.76

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 30.06.2006

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
1.32%
31.43%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
3.07%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
50.81%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
13.37%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	5,186	31.43
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	506	3.07

Total	**1,094**	**6.63**

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front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006. In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a portfolio could suffer by assuming a given probability (confidence level) during a given holding period. Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

Management of market and liquidity risk	
Management of interest rate, liquidity and currency risk	Treasury Department, Bank Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Review transactions with regard to market value and plausibility	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section
Management of credit and counterparty risk	
Public-sector borrowers, credit institutions governed by private law and companies	Treasury Department, Credit Research Department
Credit quality research (public-sector lending)	Credit Research Department
Credit quality research (real estate finance)	Real Estate Finance Department – Transaction Management, Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department


25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Monthly average
Annual average

Internal reporting. On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.

As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides *information on the development of the balance sheet and the profit and loss account in accordance with the*


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain *predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value,* which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %

book describes the bank's aggregate market risk.

The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well as tilts of the yield curve at certain key points on the curve.
The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%. Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.
For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %

- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.

- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management (MaRisk).

Risk management under two different accounting standards
Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk.The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitragefree zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate

Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risk	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising staff from the organizational units concerned
Personnel issues	*Personnel Department*
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk categories
Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or priceinfluencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.

- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.

- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.

provisions of both the German Commercial Code (HGB) and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management (MaRisk). The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. The report report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.

Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was A61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling A1.1bn to our cover pool. The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the Grundsatz I standards and by the external ratings of leading international rating agencies. In terms of the Grundsatz I standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

Composition of our public-sector cover pool as of December 31, 2005 in %


16.2
20.5
9.2
7.8
46.3
Total: €61.3bn
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
governed by public
claims guaranteed by
banks and German
governed by private law
Foreign
authorities, foreign
by public law and

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis. As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Standard & Poor's / Moody's / FitchRatings as of December 31, 2005

Standard & Poor`s / Moody`s / Fitch	in €m	in %
AAA / Aaa / AAA	19,358	31.6
AA+ / Aa1 / AA+	5,804	9.5

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risk relating to real estate finance

The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decisionmaking. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met. For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management (MaRisk). As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially
those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.

For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp


66
62
58
54
50
46
Jan
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Apr
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Aug
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Oct
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Dec

■ Net present value of our public-sector cover pool

□ Net present value of public-sector Pfandbriefe outstanding

Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

■ Net present value of our mortgage cover pool

□ Net present value of mortgage Pfandbriefe outstanding

Net present value surplus cover

Single A	558	10,597	15,865	27,020
Total	**558**	**10,597**	**15,865**	**27,020**

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this *surplus cover must be calculated on the basis of the net present value of the cover assets*, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

Net present value surplus cover of our public-sector Pfandbriefe in € bn

AA / Aa2 / AA	5,352	8.7
AA- / Aa3 / AA-	14,933	24.3
A+ / A1 / A+	2,272	3.7
A / A2 / A	1,378	2.2
A- / A3 / A-	594	1.0
BBB+ / Baa1 / BBB+	1,089	1.8
BBB / Baa2 / BBB	195	0.3
Not rated	10,365	16.9
Total	**61,340**	**100.00**

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	261	798	3,985	5,044
Double A	10,336	26,411	27,140	63,887
Single A	6,073	52,141	38,627	96,841
Triple B	0	15	0	15
not rated	558	10,597	15,865	27,020
Total	**17,228**	**89,962**	**85,617**	**192,807**

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**

and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

PD component in real estate finance
The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

Private customers (home loans)
In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

LGD component in real estate finance
The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bankspecific parameters into the model.

PD component for capital market transactions
Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio. The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

LGD component for capital market transactions


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reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of riskmitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in coordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings. However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing. As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005. Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

Provision for possible loan losses
Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risk
The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing shortterm funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements (Grundsatz II) an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. Our bank's

liquidity ratio calculated according to Grundsatz II ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities. Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

Operational risk

As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with Grundsatz II

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
30/06/2006	4.0	6.7	8.0	11.2
31/05/2006	4.0	6.7	8.0	11.0
30/04/2006	4.0	6.5	8.0	10.8
31/03/2006	4.0	6.8	8.0	11.2
28/02/2006	4.0	6.3	8.0	10.8
31/01/2006	4.0	6.4	8.0	10.9
31/12/2005	4.0	6.5	8.0	11.0
30/11/2005	4.0	6.5	8.0	12.0
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3

31/01/2005	4.0	6.4	8.0	12.4

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ESSEN HYP

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/06/2006	1.28	1.0
31/05/2006	1.28	1.0
30/04/2006	1.51	1.0
31/03/2006	1.16	1.0
28/02/2006	1.25	1.0
31/01/2006	1.05	1.0
31/12/2005	1.08	1.0
30/11/2005	1.10	1.0
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 30.06.2006

Rating	**<= 1 year**	**in %**	**1-5 years**	**in %**	**> 5 year**	**in %**	**Total**	**in %**
Triple A	5.1	0.02	930.3	0.89	3,710.1	4.28	4,645.5	2.15
Double A	13,669.2	54.90	34,576.1	33.00	25,832.3	29.78	74,077.6	34.24
Single A	11,207.9	45.02	69,254.0	66.11	57,163.2	65.94	137,625.1	63.60
Triple B	14.5	0.06	0.0	0.00	0.0	0.00	14.5	0.01
Total	**24,896.7**	**100.00**	**104,760.4**	**100.00**	**86,705.6**	**100.00**	**216,362.7**	**100.00**

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ESSEN HYP

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **30.06.2006**

Instruments	**<= 1 year**	**in %**	**>1-5 years**	**in %**	**>5 years**	**in %**	**Total**	**in %**
Interest rate swaps	23,371.3	93.87	101,501.3	96.89	82,259.3	94.87	207,131.9	95.74
Swaptions	178.4	0.72	670.1	0.64	521.0	0.60	1,369.5	0.63
Other interest rate derivatives	153.4	0.62	0.0	0.00	0.00	0.00	153.4	0.07
Currency swaps	1,193.6	4.79	2,589.0	2.47	3,925.3	4.53	7,707.9	3.56
Total	**24,896.7**	**100.00**	**104,760.4**	**100.00**	**86,705.6**	**100.00**	**216,362.7**	**100.00**

Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

▷ **Standard & Poor's** — **Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.

▷ **Moody's** — **Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**

▷ **Fitch Ratings** — **Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader**)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down *minimum standards on the information to be* disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.06.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	9	0.76
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	206	17.33
AA- / Aa3 / AA-	100	8.41
A+ / A1 / A+	97	8.16
A / A2 / A	115	9.67
A- / A3 / A-	569	47.85
BBB+ / Baa1 / BBB+	30	2.52
BBB / Baa2 / BBB	50	4.21
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.09
Total	**1,189**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	1.09
Total	**13**	**1.09**

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Breakdown of non-cover assets

by borrowers

		30.06.2006
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	15	1.26
International credit institutions	300	25.24
Other foreign financial institutions (guaranteed by national or international credit institutions)	656	55.17
Others	218	18.33
Total	**1,189**	**100.00**

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ESSEN HYP

Breakdown of non-cover assets

by countries

		30.06.2006
by countries	**in Euro m**	**in %**
Germany	5	0.42
EU member states without Germany		
The Netherlands	79	6.64
France	70	5.89
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	25	2.10
Ireland	105	8.83
Italy	0	0.00
Spain	282	23.72
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**561**	**47.18**
Non EU member states in Western Europe	13	1.09
Others	610	51.31
Total	**1,189**	**100.00**

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Breakdown of non-cover assets

by risk weighting

		30.06.2006
Risk weighting	**in Euro m**	**in %**
0%	286	24.05
10%	0	0.00
20%	748	62.91
100%	155	13.04
Total	**1,189**	**100.00**

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such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/06/2006	67.1	81.1
31/05/2006	71.1	81.1
30/04/2006	82.1	81.1
31/03/2006	69.7	81.1
28/02/2006	90.2	81.1
31/01/2006	95.4	81.1
31/12/2005	62.4	70.8
30/11/2005	71.5	70.8
31/10/2005	64.1	70.8
30/09/2005	75.3	70.8
31/08/2005	65.7	70.8
31/07/2005	87.5	70.8
30/06/2005	54.1	70.8
31/05/2005	61.2	70.8
30/04/2005	68.2	70.8
31/03/2005	85.4	70.8
28/02/2005	89.9	70.8
31/01/2005	70.6	70.8

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/06/2006	53.4	60.4
31/05/2006	56.2	60.4
30/04/2006	59.3	60.4
31/03/2006	60.6	60.4
28/02/2006	62.9	60.4
31/01/2006	62.8	60.4
31/12/2005	58.1	66.3
30/11/2005	69.4	66.3
31/10/2005	65.2	66.3
30/09/2005	63.3	66.3
31/08/2005	64.2	66.3
31/07/2005	65.4	66.3
30/06/2005	59.3	66.3
31/05/2005	75.7	66.3
30/04/2005	83.7	66.3
31/03/2005	83.3	66.3
28/02/2005	65.3	66.3
31/01/2005	53.8	66.3

structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

Overall risk position
Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

Objectives of risk management and future prospects
The importance of risk management for a riskreturn based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover all potential future events. To sum up, we are committed to managing our overall risk position in

that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise. The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements. Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows. The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		30.06.2006
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	180	46.87
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	95	24.74
A- / A3 / A-	39	10.16
BBB+/Baa1/BBB+	20	5.21
BBB / Baa2 / BBB	50	13.02
Without Rating	0	0.00
Total	**384**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	0	0.00

ESSEN HYP

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Non-cover loans - Breakdown of new lending commitments

by borrowers

		30.06.2006
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	99	25.78
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	285	74.22
Others	0	0.00
Total	**384**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		30.06.2006
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	95	24.74
Italy	0	0.00
Spain	180	46.88
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**275**	**71.62**
Non EU member states in Western Europe	0	0.00
Others	109	28.38
Total	**384**	**100.00**

ESSEN HYP

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		30.06.2006
Risk weighting	**in Euro m**	**in %**
0%	79	20.57
10%	0	0.00
20%	285	74.22
100%	20	5.21
Total	**384**	**100.00**

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.06.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	417.9	26.2	163.0	17.0	171.7	48.7	44.8	28.9	29.0	16.5	663.4	29.9
	West **	533.4	33.5	392.2	40.8	60.7	17.2	21.0	20.9	50.4	28.6	665.5	30.0
	East ***	11.5	0.7	14.4	1.5	3.1	0.9	1.0	1.0	0.6	0.3	16.2	0.7
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.9	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.0	0.6	2.0	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	45.2	2.8	26.7	2.8	7.4	2.1	2.2	2.2	16.3	9.3	71.1	3.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.1	0.1	0.0	0.0	2.2	0.1
Shops	Foreign countries	23.0	1.4	0.0	0.0	7.7	2.2	3.8	3.8	9.7	5.5	44.2	2.0
	West **	225.1	14.1	200.0	20.8	28.8	8.2	4.0	4.0	4.0	2.3	261.9	11.8
	East ***	58.9	3.7	46.8	4.9	18.2	5.2	7.1	7.1	10.7	6.1	94.9	4.3
Hotels and restaurants	Foreign countries	20.9	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	20.9	0.9
	West **	31.4	2.0	11.4	1.2	10.9	3.1	4.3	4.3	13.2	7.5	59.8	2.7
	East ***	23.4	1.5	0.0	0.0	6.5	1.8	2.0	2.0	15.2	8.6	47.1	2.1
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	122.0	7.7	78.4	8.2	20.7	5.9	8.0	8.0	25.3	14.4	176.0	7.9
	East ***	1.3	0.1	1.2	0.1	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Ware-houses and exhibition buildings	Foreign countries	17.6	1.1	0.0	0.0	5.3	1.5	0.0	0.0	0.0	0.0	22.9	1.0
	West **	58.0	3.6	27.0	2.8	10.9	3.1	2.0	2.0	0.8	0.5	71.7	3.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	479.4	30.1	163.0	17.0	184.7	52.3	48.6	48.4	38.7	22.0	751.4	33.8
	West **	1,016.0	63.8	735.7	76.5	139.5	39.6	41.5	41.4	111.0	63.0	1,308.0	58.9
	East ***	96.7	6.1	62.4	6.5	28.5	8.1	10.2	10.2	26.5	15.0	161.9	7.3
	Total	**1,592.1**	**100.0**	**961.1**	**100.0**	**352.7**	**100.0**	**100.3**	**100.0**	**176.2**	**100.0**	**2,221.3**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	1.0	0.0	0.0	0.0	0.3	0.1	0.1	0.4	0.0	0.0	1.4	0.0
	West **	2,915.9	60.8	2,154.0	62.0	95.6	40.5	3.1	11.1	1.4	3.5	3,016.0	59.2
	East ***	393.7	8.2	285.6	8.2	19.7	8.3	1.3	4.7	0.5	1.3	415.2	8.1
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	832.7	17.4	610.4	17.6	34.1	14.4	1.6	5.8	0.8	2.0	869.2	17.0
	East ***	47.7	1.0	33.9	1.0	1.8	0.8	0.1	0.4	0.1	0.3	49.7	1.0
Residen-tial con-struction for letting purposes	Foreign countries	18.7	0.4	0.5	0.0	23.9	10.1	10.7	38.5	7.8	19.6	61.1	1.2
	West **	485.7	10.1	356.4	10.3	51.5	21.8	8.5	30.6	17.0	42.8	562.7	11.0
	East ***	99.2	2.1	32.9	0.9	9.4	4.0	2.4	8.6	12.1	30.5	123.1	2.4
Total residential properties	Foreign countries	19.9	0.4	0.5	0.0	24.2	10.2	10.8	38.8	7.8	19.6	62.7	1.2
	West **	4,234.3	88.3	3,120.8	89.9	181.2	76.7	13.2	47.5	19.2	48.4	4,447.9	87.3
	East ***	540.6	11.3	352.4	10.1	30.9	13.1	3.8	13.7	12.7	32.0	588.0	11.5
	Total	**4,794.8**	**100.0**	**3,473.7**	**100.0**	**236.3**	**100.0**	**27.8**	**100.0**	**39.7**	**100.0**	**5,098.6**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	499.3	61.3	163.5	3.6	208.9	25.7	59.4	7.3	46.5	5.7	814.1	11.1
	West **	5,250.3	91.2	3,856.5	87.0	320.7	5.6	54.7	1.0	130.2	2.2	5,755.9	78.7
	East ***	637.3	85.0	414.8	9.4	59.4	7.9	14.0	1.9	39.2	5.2	749.9	10.2
	Total	**6,386.9**	**87.3**	**4,434.8**	**100.0**	**589.0**	**8.0**	**128.1**	**1.8**	**215.9**	**2.9**	**7,319.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.06.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	17.0	0.0	53.2	5.5	0.4	76.1	10.1
	Belgium	1.1	0.0	0.0	0.0	0.0	1.1	0.1
	England	132.5	71.7	61.2	31.6	23.6	248.9	33.2
	France	111.9	42.2	18.3	4.1	1.5	135.8	18.1
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.6
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.0
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	2.6
	Spain	67.6	0.0	19.7	0.0	0.0	87.3	11.6
Shops	Poland	23.0	0.0	7.7	3.8	9.7	44.2	5.9
Hotels and restaurants	France	19.0	0.0	0.0	0.0	0.0	19.0	2.5
	Spain	1.9	0.0	0.0	0.0	0.0	1.9	0.3
Warehouse and exhibition buildings	France	17.6	0.0	5.3	0.0	0.0	22.9	3.0
Total commercial properties	United States	17.0	0.0	53.2	5.5	0.4	76.1	10.1
	Belgium	1.1	0.0	0.0	0.0	0.0	1.1	0.2
	England	132.5	71.7	61.2	31.6	23.6	248.9	33.2
	France	148.5	42.2	23.6	4.1	1.5	177.7	23.6
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.6
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.0
	Poland	40.7	0.0	9.2	3.8	9.7	63.4	8.4

	Spain	69.5	0.0	19.7	0.0	0.0	89.2	11.9
	Total	**479.4**	**163.0**	**184.7**	**48.6**	**38.7**	**751.4**	**100.0**

Residential Properties in Euro m

30.06.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.3
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.3
	France	0.5	0.0	0.1	0.0	0.0	0.6	1.0
Residential construction for letting purposes	United States	18.2	0.0	23.9	10.7	7.8	60.6	96.6
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.8
Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.3
	United States	18.2	0.0	23.9	10.7	7.8	60.6	96.6
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.8
	France	0.7	0.0	0.1	0.0	0.0	0.8	1.3
	Total	**19.9**	**0.5**	**24.2**	**10.8**	**7.8**	**62.7**	**100.0**

Total in Euro m

30.06.2006

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.1
	United States	35.2	0.0	77.1	16.2	8.2	136.7	16.8
	Belgium	1.6	0.5	0.0	0.0	0.0	1.6	0.2
	England	132.5	71.7	61.2	31.6	23.6	248.9	30.6
	France	149.2	42.2	23.7	4.1	1.5	178.5	21.9
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.2
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	7.4
	Poland	40.7	0.0	9.2	3.8	9.7	63.4	7.8
	Spain	69.5	0.0	19.7	0.0	0.0	89.2	11.0

Total	**499.3**	**163.5**	**208.9**	**59.4**	**46.5**	**814.1**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
30.06.2006	5,625.14	4,872.51	752.63	15.45	568.90	12.04	967.35	19.24
31.05.2006	5,577.03	4,709.82	867.21	18.41	681.27	14.91	1,083.72	22.32
30.04.2006	5,613.82	4,202.43	1,411.39	33.59	1,204.30	29.56	1,650.71	38.07
31.03.2006	5,150.96	4,484.62	666.34	14.86	512.86	11.73	839.23	18.24
28.02.2006	5,090.26	4,330.42	759.84	17.55	604.62	14.29	933.83	21.06
31.01.2006	4,868.26	4,220.63	647.63	15.34	495.58	12.00	817.30	18.94
31.12.2005	5,015.33	4,243.87	771.46	18.18	611.02	14.71	950.24	21.91
30.11.2005	5,078.69	4,122.27	956.42	23.20	782.72	19.37	1,148.82	27.30
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01

31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	**Mortgage *Pfandbriefe* outstanding**	**cover**	**Surplus cover**	**in %**	**Not yet serving as cover**
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4,5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4,5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
30/06/2006	13.71
31/05/2006	13.66
30/04/2006	13.77
31/03/2006	13.56
28/02/2006	13.47
31/01/2006	13.17
31/12/2005	12.98
30/11/2005	12.69
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 30.06.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	16.4	13.5	0.0	0.0	30.5	56.0	1.1	9.0	1.8	4.0	49.8	21.4
	West **	13.0	0.5	0.0	0.0	1.1	2.0	0.2	1.6	0.8	1.8	15.1	6.5
	East ***	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	67.0	55.3	0.0	0.0	22.3	40.9	10.8	88.5	42.5	94.1	142.6	61.2
	East ***	0.5	0.4	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	0.6	0.3
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.4	1.2	0.0	0.0	0.5	0.9	0.1	0.8	0.0	0.0	2.0	0.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	9.1	7.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.1	3.9
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	12.8	10.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.8	5.5
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	16.4	13.5	0.0	0.0	30.5	56.0	1.1	9.0	1.8	4.0	49.8	21.4
	West **	103.8	85.7	0.0	0.0	23.9	43.8	11.1	91.0	43.3	96.0	182.1	78.1
	East ***	1.0	0.8	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	1.1	0.5
	Total	**121.2**	**100.0**	**0.0**	**0.0**	**54.5**	**100.0**	**12.2**	**100.0**	**45.1**	**100.0**	**233.0**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.5	0.1	0.0	0.0	0.2	0.3	0.1	0.9	0.0	0.0	0.8	0.1
	West **	634.2	84.7	0.5	71.4	29.6	47.2	0.5	4.4	0.1	1.6	664.4	80.1
	East ***	33.4	4.5	0.0	0.0	2.8	4.5	0.1	0.9	0.0	0.0	36.3	4.4
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	61.2	8.2	0.2	28.6	7.4	11.8	0.2	1.8	0.1	1.6	68.9	8.3
	East ***	2.0	0.3	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	2.1	0.3
Residen-tial con-struction for letting purposes	Foreign countries	3.6	0.5	0.0	0.0	19.8	31.6	9.9	87.6	6.0	95.2	39.3	4.7
	West **	13.2	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1
	East ***	1.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1
Total residential properties	Foreign countries	4.1	0.5	0.0	0.0	20.0	31.9	10.0	88.5	6.0	95.2	40.1	4.8
	West **	708.6	94.6	0.7	100.0	39.8	63.5	1.2	10.6	0.3	4.8	749.9	90.4
	East ***	36.4	4.9	0.0	0.0	2.9	4.6	0.1	0.9	0.0	0.0	39.4	4.8
	Total	**749.1**	**100.0**	**0.7**	**100.0**	**62.7**	**100.0**	**11.3**	**100.0**	**6.3**	**100.0**	**829.4**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	20.5	22.8	0.0	0.0	50.5	56.2	11.1	12.3	7.8	8.7	89.9	8.5
	West **	812.4	87.2	0.7	100.0	63.7	6.8	12.3	1.3	43.6	4.7	932.0	87.7
	East ***	37.4	92.4	0.0	0.0	3.0	7.4	0.1	0.2	0.0	0.0	40.5	3.8
	Total	**870.3**	**81.9**	**0.7**	**100.0**	**117.2**	**11.0**	**23.5**	**2.2**	**51.4**	**4.9**	**1,062.4**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 30.06.2006

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	United States	0.0	0.0	28.4	0.1	0.0	28.5	57.2
	France	10.0	0.0	0.0	0.0	0.0	10.0	20.1
	England	6.4	0.0	2.1	1.0	1.8	11.3	22.7
Total commercial properties	United States	0.0	0.0	28.4	0.1	0.0	28.5	57.2
	France	10.0	0.0	0.0	0.0	0.0	10.0	20.1
	England	6.4	0.0	2.1	1.0	1.8	11.3	22.7
	Total	**16.4**	**0.0**	**30.5**	**1.1**	**1.8**	**49.8**	**100.0**

Residential Properties in Euro m — 30.06.2006

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	2.0
Residential construction for letting purposes	United States	3.6	0.0	19.8	9.9	6.0	39.3	98.0
Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	2.0
	United States	3.6	0.0	19.8	9.9	6.0	39.3	98.0
	Total	**4.1**	**0.0**	**20.0**	**10.0**	**6.0**	**40.1**	**100.0**

Total in Euro m 30.06.2006

Mortgage loans

Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
United States	3.6	0.0	48.2	10.0	6.0	67.8	75.4
Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.9
France	10.0	0.0	0.0	0.0	0.0	10.0	11.1
England	6.4	0.0	2.1	1.0	1.8	11.3	12.6
Total	**20.5**	**0.0**	**50.5**	**11.1**	**7.8**	**89.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Zurich, TARGET *Zürich, TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked,** ***Credit-linked or Structured Notes***

Schuldverschreibungen außer Raten-, Doppelwährungs-, ***Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***

☒ Maturity Date *Fälligkeitstag*	July 14, 2025 *14. Juli 2025*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons
Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen

Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder **No**
Vorzeitige Rückzahlung nach Wahl des Gläubigers ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

SWISS PRINCIPAL PAYING AGENT (§ 6)
SCHWEIZER HAUPTZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☐ Fiscal Agent
Emissionsstelle

☒ Swiss Principal Paying Agent/specified office
Schweizer Hauptzahlstelle/bezeichnete Geschäftsstelle

Credit Suisse
Paradeplatz 8
CH-8001 Zurich

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☒ Other (specify)
Sonstige (angeben)

internet web-site of SWX Swiss Exchange
Internet Web-Seite der SWX Swiss Exchange

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

SWX Swiss Exchange

Internet Address
Internetadresse

www.swx.com

Governing law
Anwendbares Recht

German Law
Deutsches Recht

Selling Restrictions

United States of America and U.S. Persons

The Public-Sector Pfandbriefe have not been and will not be registered under the U.S. Securities Act of 1933 and are in bearer form and subject to U.S. tax law requirements. Subject to certain exceptions, Public-Sector Pfandbriefe may not be offered, sold or delivered within the United States of America or to U.S. persons. Credit Suisse has agreed that it will not offer, sell or deliver any Public-Sector Pfandbriefe within the United States of America or to U.S. persons except as permitted by the Dealer Agreement.

In addition, until **August 23, 2006** an offer or sale of Public-Sector Pfandbriefe within the United States of America by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

European Economic Area

For further details please see "Selling Restrictions" on page 176 of the Base Prospectus.

Table of Contents

10 July 2006
10. Juli 2006

Final Terms
Endgültige Bedingungen

EUR 5,000,000 Fixed Rate Multi-Callable Public-Sector Pfandbriefe of 2006/2026

issued pursuant to the

EUR 5.000.000 festverzinsliche mehfach kündbare Öffentliche Pfandbriefe von 2006/2026

begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 12 July 2006
Tag der Begebung: 12. Juli 2006

Series No: HBE0JR
Serien Nr.: HBE0JR

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ German only
ausschließlich Deutsch

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	*Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	*EUR 5.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	*EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	*100*

Form
Form

☒ **Pfandbriefe**

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note — *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

Definitive Notes
Einzelurkunden — *Nein*

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

STATUS (§ 2)
STATUS (§ 2)

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	*12. Juli 2006*
Rate of Interest *Zinssatz*	*4,96 % per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	*12. Juli in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	*12. Juli 2007*

Day Count Fraction
Zinstagequotient

☒ 30/360 or 360/360 (Bond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	*TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	*12. Juli 2026*
☒ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	***Ja***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	*Nicht anwendbar*
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	*Nicht anwendbar*
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	*12. Juli 2011, 12. Juli 2016, 12. Juli 2021*
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	*100 % des Nennbetrags*
Minimum Notice to Holders *Mindestkündigungsfrist*	*5 TARGET Geschäftstage vor dem Wahlrückzahlungstag*
Maximum Notice to Holders *Höchstkündigungsfrist*	*Nicht anwendbar*
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	***Nein***

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes

Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

FISCAL AGENT AND PAYING AGENTS (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLEN (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n) — *Hypothekenbank in Essen Aktiengesellschaft*
Gildehofstraße 1
45127 Essen

☐ Calculation Agent
Berechnungsstelle

☒ No
Nein

NOTICES (§ 12)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☒ Other (specify)
Sonstige (angeben) — *Mitteilungen an das Clearing System*

Governing law
Anwendbares Recht — ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

Reasons for the offer ***Gründe für das Angebot***	*Nicht anwendbar*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	*Nicht anwendbar*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	*Nicht anwendbar*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	*Nicht anwendbar*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	*026130212*
☒ ISIN Code *ISIN Code*	*DE000HBE0JR9*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	*HBE0JR*

Yield
Rendite

Yield *Rendite*	*Nicht anwendbar*

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

Keine

Placing and Underwriting
Platzierung und Übernahme

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	*Deutsche Bank Aktiengesellschaft* *Große Gallusstraße 10-14* *60272 Frankfurt am Main*

☒ firm commitment
feste Zusage

Commissions ***Provisionen***	*Nicht anwendbar*
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	*Keiner*
Listing(s) ***Börsenzulassung(en)***	*Nein*
Rating ***Rating***	*Ist beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen Aktiengesellschaft

Essen, Federal Republic of Germany

CHF 200,000,000
3.125 per cent. Public-Sector Pfandbriefe 2006–2025

– with reopening clause –

Issued under the Euro 30,000,000,000 Debt Issuance Programme (the "Programme") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer")
Rating: It is expected that the Public-Sector Pfandbriefe will be rated "Aaa" by Moody's and "AAA" by Standard & Poor's

Issuer:	Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen
Issue Price:	Credit Suisse has purchased the Public-Sector Pfandbriefe at the price of 99.715 per cent. (before commissions)
Placement Price:	According to demand
Form and Delivery:	The Public-Sector Pfandbriefe will be represented by a Permanent Global Certificate (for details see § 1 (3) of the Terms and Conditions of Pfandbriefe). Investors do not have the right to request the printing and delivery of Definitive Public-Sector Pfandbriefe.
Denomination:	CHF 5,000 nominal and multiples thereof
Issue Date:	July 14, 2006
Maturity Date:	July 14, 2025
Early Redemption:	None
Reopening:	The Issuer reserves the right to reopen this series of Public-Sector Pfandbriefe (for details see § 9 of the Terms and Conditions of the Public-Sector Pfandbriefe)
Assurance:	Pari Passu Clause (for details see § 2) of the Terms and Conditions of Pfandbriefe)
Listing:	The listing of the Public-Sector Pfandbriefe on the main segment of the SWX Swiss Exchange will be applied for
Selling Restrictions:	United States of America and U.S. Persons, European Economic Area
Law and Jurisdiction:	The Public-Sector Pfandbriefe and all related contractual documentation are governed by, and shall be construed in accordance with German law. Place of jurisdiction shall be Frankfurt am Main.

Credit Suisse

Swiss Security Number: 2609656   ISIN: CH0026096567   Common Code: 025959833

Swiss Listing Prospectus dated July 13, 2006

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

6 July 2006
6. Juli 2006

Final Terms
Endgültige Bedingungen

JPY 2,950,000,000 Floating Rate Public Sector Pfandbriefe
issued pursuant to the

JPY 2,950.000.000 Variabel Verzinsliche Öffentliche Pfandbriefe
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: 7 July, 2006
Valutierungstag: 7. Juli 2006

Series No: HBE0JJ
Serien Nr.: HBE0JJ

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes

(the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

❑ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

■ German only
ausschließlich Deutsch

❑ English only
ausschließlich Englisch

❑ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

❑ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency
Festgelegte Währung — *Japanische Yen („JPY")*

Aggregate Principal Amount
Gesamtnennbetrag — *JPY 2.950.000.000*

Specified Denomination(s)
Festgelegte Stückelung/Stückelungen — *JPY 50.000.000*

Number of Notes to be issued in each Specified Denomination
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen — *59*

Minimum Transfer Amount (specify)
Mindestnennbetrag für Übertragungen — *Nicht anwendbar*

Form
Form

- ☐ **Notes**
  Schuldverschreibungen
- ■ **Pfandbriefe**
  - ☐ Mortgage Pfandbriefe
    Hypothekenpfandbriefe
  - ■ Public-Sector Pfandbriefe
    Öffentliche Pfandbriefe

- ☐ **New Global Note**
  Neue Global Note — *Nein*
- ■ **TEFRA C**
  TEFRA C
  - ■ Permanent Global Note
    Dauerglobalurkunde
  - ☐ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:
    - ☐ Definitive Notes
      Einzelurkunden
- ☐ **TEFRA D**
  TEFRA D

  Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:
  - ☐ Permanent Global Note
    Dauerglobalurkunde
  - ☐ Definitive Notes
    Einzelurkunden
- ☐ **Neither TEFRA D nor TEFRA C**
  Weder TEFRA D noch TEFRA C
  - ☐ Permanent Global Note
    Dauerglobalurkunde
  - ☐ Temporary Global Note exchangeable for:
    Vorläufige Globalurkunde austauschbar gegen:

❑ Definitive Notes
Einzelurkunden

Definitive Notes
Einzelurkunden *Nein*

❑ Coupons
Zinsscheine

❑ Talons
Talons

❑ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

■ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

❑ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

❑ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

❑ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

■ Unsubordinated
Nicht-nachrangig

❑ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

❑ **Fixed Rate Notes** *Nicht anwendbar*
Festverzinsliche Schuldverschreibungen

■ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Commencement Date
Verzinsungsbeginn — *7. Juli 2006*

Specified Interest Payment Dates
Festgelegte Zinszahlungstage — *jeweils der 8. Oktober, 8. Januar, 8. April und 8. Juli eines jeden Kalenderjahres, vorbehaltlich einer Anpassung nach der Geschäftstagekonvention*

Specified Interest Period(s)
Festgelegte Zinsperiode(n) — *Die erste Zinsperiode beginnt am Emissionstag (einschliesslich) und endet am ersten Festgelegten Zinszahlungstag (ausschliesslich) und jede folgende Zinsperiode beginnt am Festgelegten Zinszahlungstag (einschliesslich) und endte am nächsten Festgelegten Zinszahlungstag (ausschliesslich)*

Business Day Convention
Geschäftstagskonvention

- ■ Modified Following Business Day Convention
  Modifizierte Folgender Geschäftstag-Konvention
- ☐ FRN Convention (specify period(s)
  FRN Konvention (Zeitraum angeben)
- ☐ Following Business Day Convention
  Folgender Geschäftstag-Konvention
- ☐ Preceding Business Day Convention
  Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren — *TARGET, London, Tokio*

Rate of Interest
Zinssatz

■ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

■ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt) — *3-Monats JPY-LIBOR, für die erste Zinsperiode interpoliert zwischen dem 3 und 4 Monats JPY LIBOR*

Telerate 3750

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Minimum and Maximum Rate of Interest ***Mindest- und Höchstzinssatz***	*Nicht anwendbar*
❑ **Zero Coupon Notes** ***Nullkupon-Schuldverschreibungen***	*Nicht anwendbar*
❑ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))*	*Nicht anwendbar*
❑ **Instalment Notes** ***Raten-Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	*Nicht anwendbar*
❑ **Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying)) *(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))*	*Nicht anwendbar*
❑ **Credit-linked Notes** ***Credit-linked Notes*** (set forth details in full here (including basis for calculating interest and fall back provisions)) *(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))*	*Nicht anwendbar*
❑ **other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available)) (Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))	*Nicht anwendbar*

Day Count Fraction
Zinstagequotient

❑ Actual/Actual (ICMA)

❑ Actual/Actual (ISDA) (Actual/365)

❑ Actual/365 (Fixed)

■ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	*TARGET, London, Tokio*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☐ Maturity Date
Fälligkeitstag

■ Redemption Month
Rückzahlungsmonat — *Juli 2008*

☐ Final Redemption Amount
Rückzahlungsbetrag

■ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	*Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	*Nein*

Early Redemption at the Option of a Holder
Vorzeitige Rückzahlung nach Wahl des Gläubigers *Nein*

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT(§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent
Emissionsstelle

BNP Paribas Securities Services, Luxembourg Branch
33, Rue de Gasparich
Howald-Hesperange
L-2085 Luxembourg

■ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

BNP Paribas Securities Services, Luxembourg Branch
33, Rue de Gasparich
Howald-Hesperange
L-2085 Luxembourg

■ Calculation Agent
Berechnungsstelle

■ Yes
Ja

BNP Paribas Securities Services, Luxembourg Branch
33, Rue de Gasparich
Howald-Hesperange
L-2085 Luxembourg

- ☐ No
  Nein
- ☐ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

■ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing Law ***Anwendbares Recht***	German Law *Deutsches Recht*

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind — *keine*

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

❑ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot — *Siehe „Use of Proceeds" im Prospekt.*

Estimated net proceeds
Geschätzter Nettobetrag der Erträge — *JPY 2.950.000.000*

Estimated total expenses of the issue
Geschätzte Gesamtkosten der Emission — *EUR 2.000*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden — *Ja*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code
Common Code — *026038600*

■ ISIN Code
ISIN Code — *XS0260386007*

■ German Securities Code
Wertpapier-Kenn-Nummer (WKN) — *HBE0JJ*

❑ Any other securities number
Sonstige Wertpapier-Kenn-Nummer

Yield
Rendite — *Nicht anwendbar*

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

❑ TEFRA D

TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere — *keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — *Nicht anwendbar*

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt — *Nicht anwendbar*

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Platzierern in den einzelnen Ländern des Angebots.

WestLB AG
Herzogstrasse 15
40217 Düsseldorf
Deutschland

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

❑ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag — *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortiumr (Name und Adresse angeben) — *WestLB AG*
Herzogstrasse 15
40217 Düsseldorf
Deutschland

■ firm commitment
feste Zusage

❑ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen — *Nicht anwendbar*

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager
Kursstabilisierender Dealer/Manager — *keiner*

Listing(s)
Börsenzulassung(en) — *Ja*

■ Luxembourg
Luxemburg

■ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

❑ Düsseldorf

❑ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung — *Wird von der Emittentin zeitnah beantragt*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel — *nicht anwendbar*

Rating
Rating — *Rating für diese Serie ist beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen) — *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 7 July 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung

dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 7. Juli 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

4 July 2006

Final Terms
Endgültige Bedingungen

EUR 100,000,000 Floating Rate Notes due September 2016
issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.

Issue Date: 4 July 2006

Series No: HBE0H6

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the ***"Prospectus"****) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.*

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

In case of Long-Form Conditions, insert:

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("**EUR**")
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 100,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 10,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	10,000
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 10,000

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** *New Global Note*	No

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street

New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes** ***Festverzinsliche Schuldverschreibungen*** **Rate of Interest and Interest Payment Dates** ***Zinssatz und Zinszahlungstage***	Not Applicable
☒ **Floating Rate Notes** ***Variabel verzinsliche Schuldverschreibungen*** **Interest Payment Dates** ***Zinszahlungstage***	
Interest Commencement Date *Verzinsungsbeginn*	4 July, 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	March 20, June 20, September 20 and December 20, in each year commencing September 20, 2006 (short first coupon) up to and including the Maturity Date, each such date subject to adjustment in accordance with the Modified Following Business Day Convention.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	Each period from and including a Specified Interest Payment Date (or the Issue Date in respect of the initial Specifed Interest Period) to but excluding the next Specified Interest Period

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — TARGET and London
Relevante Finanzzentren

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

3 month EUR-EURIBOR save for the Interest Period from and including the Issue Date to but excluding 20 September 2006 where the rate will be the linear interpolation between the Euribor rate of 2 month and 3.

Screen page — Telerate Page 248
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.01 per cent. per annum
Marge

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest Not Applicable
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

☐ **Instalment Notes**
Raten-Schuldverschreibungen

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen

☐ **Credit-linked Notes**
Credit-linked Notes

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET and London

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	20 September 2016
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☐ Principal amount *Nennbetrag*	
☒ Final Redemption Amount (per specified denomination) Rückzahlungsbetrag (für jede festgelegte Stückelung)	EUR 10,000 per Note of EUR 10,000 Specified Denomination

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	No
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder No
Vorzeitige Rückzahlung nach Wahl des Gläubigers

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

Hypothekenbank in Essen AG

☒ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

Hypothekenbank in Essen AG

☒ Calculation Agent
Berechnungsstelle

☒ Yes
Ja

Hypothekenbank in Essen AG

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law
Anwendbares Recht

German Law
Deutsches Recht

PART I. B. PARTICIPATION CERTIFICATES Not Applicable
TEIL I. B. GENUSSSCHEINE

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer | **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction

Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	Not Applicable

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Not Applicable
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Not Applicable
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	No

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	025901380
☒ ISIN Code *ISIN Code*	DE000HBE0H69
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0H6
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	
Yield ***Rendite***	Not Applicable

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** Not Applicable
Zinssätze der Vergangenheit

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement — Not Applicable
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

Citigroup Global Markets Limited
Citigroup Centre

Canada Square
Canary Wharf
London
E14 5LB

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	None
Subscription Agreement ***Übernahmevertrag***	Not Applicable

– Date of subscription agreement
Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	Not Applicable
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	Not Applicable

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index[22] [ ]
Bezeichnung des Index

Description of index[23] / Details of where information about index can be obtained[24] [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate[25] [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)[26] [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident[27]
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying[28]
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment[29]**

---

[22] Only applicable for Notes where the underlying is an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt.

[23] Only applicable for Notes where the underlying is an index, and which is composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt und sofern der Index von der Emittentin zusammengestellt wird.

[24] Only applicable for Notes where the underlying is an index, in case the index is not composed by the Issuer.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Index handelt, sofern der Index nicht von der Emittentin zusammengestellt wird.

[25] Only applicable for Notes where the underlying is an interest rate.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert um einen Zinssatz handelt.

[26] Only applicable for Notes where the underlying is not an index.
Nur bei Schuldverschreibungen anwendbar, bei denen es sich beim Basiswert nicht um einen Index handelt.

[27] Not required for Notes with a Specified Denomination of at least € 50,000 or a minimum transfer amount of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen anwendbar mit einer festgelegten Stückelung von mindestens € 50.000 oder Schuldverschreibungen, die lediglich für mindestens € 50.000 pro Wertpapier erworben werden können.

[28] To be completed only if applicable.
Nur falls anwendbar einzufügen.

[im Fall von Nullkupon-Schuldverschreibungen einfügen: bei Fälligkeit oder im Fall des Kauf oder Tauschs einer Schuldverschreibung**]** zur Zahlung von zusätzlichen Beträgen (wie in § 7 dieser Bedingungen definiert) verpflichtet sein wird und diese Verpflichtung nicht durch das Ergreifen vernünftiger der Emittentin zur Verfügung stehender Maßnahmen vermieden werden kann.

Eine solche Kündigung darf allerdings nicht (i) früher als 90 Tage vor dem frühestmöglichen Termin erfolgen, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge zu zahlen, falls eine Zahlung auf die Schuldverschreibungen dann fällig sein würde, oder (ii) erfolgen, wenn zu dem Zeitpunkt, zu dem die Kündigung erfolgt, die Verpflichtung zur Zahlung von zusätzlichen Beträgen nicht mehr wirksam ist. **[Im Fall von variabel verzinslichen Schuldverschreibungen einfügen:** Der für die Rückzahlung festgelegte Termin muss ein Zinszahlungstag sein.**]**

Eine solche Kündigung hat gemäß § **[**12**]** zu erfolgen. Sie ist unwiderruflich, muss den für die Rückzahlung festgelegten Termin nennen und eine zusammenfassende Erklärung enthalten, welche die das Rückzahlungsrecht der Emittentin begründenden Umstände darlegt.

Falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen vorzeitig zurückzuzahlen, einfügen:

[[(3)**]** *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen **[**insgesamt**]** **[**teilweise**]** am/an den Wahl-Rückzahlungstag[en] (Call) zum/zu den Wahl-Rückzahlungsbetrag/beträgen (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen. **[Bei Geltung eines Mindestrückzahlungsbetrages oder eines erhöhten Rückzahlungsbetrages einfügen:** Eine solche Rückzahlung muss in Höhe eines Nennbetrages von **[**mindestens **[Mindestrückzahlungsbetrag einfügen]] [erhöhter Rückzahlungsbetrag]** erfolgen.**]**

Wahl-Rückzahlungstag(e) (Call)	Wahl-Rückzahlungsbetrag/beträge (Call)
[Wahl-Rückzahlungstag(e) einfügen]	**[Wahl-Rückzahlungsbetrag/beträge einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

[Falls der Gläubiger ein Wahlrecht hat, die Schuldverschreibungen vorzeitig zu kündigen, einfügen: Der Emittentin steht dieses Wahlrecht nicht in bezug auf eine Schuldverschreibung zu, deren Rückzahlung bereits der Gläubiger in Ausübung seines Wahlrechts nach Absatz **[**(4)**]** dieses § 5 verlangt hat.**]**

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § **[**12**]** bekanntzugeben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als **[Mindestkündigungsfrist einfügen]** und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen in Übereinstimmung

mit den Regeln des betreffenden Clearing Systems ausgewählt]

Falls der Gläubiger ein Wahlrecht hat, die Schuldverschreibungen vorzeitig zu kündigen, einfügen:

[[(4)] *Vorzeitige Rückzahlung nach Wahl des Gläubigers.*

(a) Die Emittentin hat eine Schuldverschreibung nach Ausübung des entsprechenden Wahlrechts durch den Gläubiger am/an den Wahl-Rückzahlungstag(en) (Put) zum/zu den Wahl-Rückzahlungsbetrag/beträgen (Put), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Put) (ausschließlich) aufgelaufener Zinsen zurückzuzahlen.

Wahl-Rückzahlungstag(e) (Call) **[Wahl-Rückzahlungstag(e) einfügen]**	Wahl-Rückzahlungsbetrag/beträge (Call) **[Wahl-Rückzahlungsbetrag/beträge einfügen]**
[ ]	[ ]
[ ]	[ ]

Dem Gläubiger steht dieses Wahlrecht nicht in bezug auf eine Schuldverschreibung zu, deren Rückzahlung die Emittentin zuvor in Ausübung ihres Wahlrechts nach diesem § 5 verlangt hat.

(b) Um dieses Wahlrecht auszuüben, hat der Gläubiger nicht weniger als **[Mindestkündigungsfrist einfügen]** Tage und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage vor dem Wahl-Rückzahlungstag (Put), an dem die Rückzahlung gemäß der Ausübungserklärung (wie nachstehend definiert) erfolgen soll, bei der bezeichneten Geschäftsstelle der Emissionsstelle während der normalen Geschäftszeiten eine ordnungsgemäß ausgefüllte Mitteilung zur vorzeitigen Rückzahlung ("Ausübungserklärung"), wie sie von der bezeichneten Geschäftsstelle der Emissionsstelle erhältlich ist, zu hinterlegen. Die Ausübungserklärung hat anzugeben: (i) den Nennbetrag der Schuldverschreibungen, für die das Wahlrecht ausgeübt wird und (ii) die Wertpapier-Kenn-Nummer dieser Schuldverschreibungen (soweit angegeben). Die Ausübung des Wahlrechts kann nicht widerrufen werden. Die Rückzahlung der Schuldverschreibungen, für welche das Wahlrecht ausgeübt worden ist, erfolgt nur gegen Lieferung der Schuldverschreibungen an die Emittentin oder deren Order.]

Im Fall von nicht nachrangigen Schuldverschreibungen (außer Nullkupon-Schuldverschreibungen) einfügen:

[[(5)] *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke von Absatz 2 dieses § 5 und § 9, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag**]**

Im Fall von nachrangigen Schuldverschreibungen (außer Nullkupon-Schuldverschreibungen) einfügen:

[[(5)] *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke des Absatzes 2 dieses § 5 entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag**]**

Im Fall von Nullkupon-Schuldverschreibungen einfügen:

[[(5)] *Vorzeitiger Rückzahlungsbetrag.*

(a) Für die Zwecke des Absatzes 2 dieses § 5 **[im Fall von nicht nachrangigen Schuldverschreibungen einfügen**: und des § 9**]**, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Amortisationsbetrag der Schuldverschreibung.

(b) Der Amortisationsbetrag einer Schuldverschreibung entspricht der Summe aus:

(i) **[Referenzpreis einfügen]** (der "Referenzpreis"), und

(ii) dem Produkt aus **[Emissionsrendite einfügen]** (jährlich kapitalisiert) und dem Referenzpreis ab dem **[Tag der Begebung einfügen]** (einschließlich) bis zu dem vorgesehenen Rückzahlungstag (ausschließlich) oder (je nachdem) dem Tag, an dem die Schuldverschreibungen fällig und rückzahlbar werden.

Wenn diese Berechnung für einen Zeitraum, der nicht vollen Kalenderjahren entspricht, durchzuführen ist, hat sie im Fall des nicht vollständigen Jahres (der "Zinsberechnungszeitraum") auf der Grundlage des Zinstagequotienten (wie vorstehend in § 3 definiert) zu erfolgen.

(c) Falls die Emittentin den vorzeitigen Rückzahlungsbetrag bei Fälligkeit nicht zahlt, wird der Amortisationsbetrag einer Schuldverschreibung wie vorstehend beschrieben berechnet, jedoch mit der Maßgabe, dass die Bezugnahmen in Unterabsatz (b)(ii) auf den für die Rückzahlung vorgesehenen Rückzahlungstag oder den Tag, an dem diese Schuldverschreibungen fällig und rückzahlbar werden, durch den früheren der nachstehenden Zeitpunkte ersetzt werden: (i) der Tag, an dem die Zahlung gegen ordnungsgemäße Vorlage und Einreichung der betreffenden Schuldverschreibungen (sofern erforderlich) erfolgt, und (ii) der vierzehnte Tag, nachdem die Emissionsstelle gemäß § [12] mitgeteilt hat, dass ihr die für die Rückzahlung erforderlichen Mittel zur Verfügung gestellt wurden]

[Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]]

§ 6
DIE EMISSIONSSTELLE[[,] [UND] DIE ZAHLSTELLE[N]] [UND DIE BERECHNUNGSSTELLE]

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle[[,] [und] die anfänglich bestellte[n] Zahlstelle[n]] [und die anfänglich bestellte Berechnungsstelle] und deren [jeweilige] bezeichnete Geschäftsstelle [lautet] [lauten] wie folgt:

Emissionsstelle:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
[Zahlstelle[n]:	**[andere Zahlstellen und bezeichnete Geschäftsstellen einfügen]]**
[Berechnungsstelle:]	[BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg]

Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [behält] [behalten] sich das Recht vor, jederzeit ihre [jeweilige] bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle [oder einer Zahlstelle] [oder der Berechnungsstelle] zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen [oder eine andere Berechnungsstelle] zu bestellen. Die Emittentin wird zu jedem Zeitpunkt [(i)] eine Emissionsstelle unterhalten[[,] [und] (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten] **[im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:**[,] [und] [(iii)] solange die Schuldverschreibungen an der **[Name der Börse]** notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in **[Sitz der Börse]** und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen] **[im Fall von Zahlungen in US-Dollar einfügen:** [,] [und] [(iv)] falls Zahlungen bei den oder durch die Geschäftsstellen aller Zahlstellen außerhalb der Vereinigten Staaten (wie in § 4 definiert) aufgrund der Einführung von Devisenbeschränkungen oder ähnlichen Beschränkungen hinsichtlich der vollständigen Zahlung oder des Empfangs der entsprechenden Beträge in US-Dollar widerrechtlich oder tatsächlich ausgeschlossen werden, eine Zahlstelle mit bezeichneter Geschäftsstelle in New York City unterhalten] **[falls eine Berechnungsstelle bestellt werden soll, einfügen:** und [(v)] eine Berechnungsstelle **[falls die Berechnungsstelle eine bezeichnete Geschäftsstelle an einem vorgeschriebenen Ort zu unterhalten hat, einfügen:** mit bezeichneter Geschäftsstelle in **[vorgeschriebenen Ort einfügen]]** unterhalten]. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § [12] vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [handelt] [handeln] ausschließlich als Beauftragte der Emittentin und [übernimmt] [übernehmen] keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen [ihr] [ihnen] und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall wird die Emittentin diejenigen zusätzlichen Beträge (die "zusätzlichen Beträge") zahlen, die erforderlich sind, damit die den Gläubigern zufließenden Nettobeträge nach einem solchen Einbehalt oder Abzug jeweils den Beträgen entsprechen, die ohne einen solchen Einbehalt oder Abzug von den Gläubigern empfangen worden wären; die Verpflichtung zur Zahlung solcher zusätzlichen Beträge besteht jedoch nicht für solche Steuern und Abgaben, die:

(a) von einer als Depotbank oder Inkassobeauftragter des Anleihegläubigers handelnden Person oder sonst auf andere Weise zu entrichten sind als

dadurch, dass der Emittent aus den von ihm zu leistenden Zahlungen von Kapital oder Zinsen einen Abzug oder Einbehalt vornimmt; oder

(b) wegen einer gegenwärtigen oder früheren persönlichen oder geschäftlichen Beziehung des Gläubigers zu der Bundesrepublik Deutschland zu zahlen sind, und nicht allein deshalb, weil Zahlungen auf die Schuldverschreibungen aus Quellen in der Bundesrepublik Deutschland stammen (oder für Zwecke der Besteuerung so behandelt werden) oder dort besichert sind; oder

(c) aufgrund einer Rechtsänderung zu zahlen sind, welche später als 30 Tage nach Fälligkeit der betreffenden Zahlung oder, wenn dies später erfolgt, ordnungsgemäßer Bereitstellung aller fälligen Beträge und einer diesbezüglichen Bekanntmachung gemäß § [12] wirksam wird; oder

(d) aufgrund (i) einer Richtlinie oder Verordnung der Europäischen Union betreffend die Besteuerung von Zinserträgen oder (ii) einer zwischenstaatlichen Vereinbarung über deren Besteuerung, an der die Bundesrepublik Deutschland oder die Europäische Union beteiligt ist, oder (iii) einer gesetzlichen Vorschrift, die diese Richtlinie, Verordnung oder Vereinbarung umsetzt oder befolgt, abzuziehen oder einzubehalten sind.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

[§ 9
KÜNDIGUNG

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[(1) *Kündigungsgründe.* Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem vorzeitigen Rückzahlungsbetrag (wie in § 5 beschrieben), zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen zu verlangen, falls:

(a) die Emittentin Kapital oder Zinsen nicht innerhalb von 30 Tagen nach dem betreffenden Fälligkeitstag zahlt; oder

(b) die Emittentin die ordnungsgemäße Erfüllung irgendeiner anderen Verpflichtung aus den Schuldverschreibungen unterlässt und diese Unterlassung nicht geheilt werden kann oder, falls sie geheilt werden kann, länger als 30 Tage fortdauert, nachdem die Emissionsstelle hierüber eine Benachrichtigung von einem Gläubiger erhalten hat; oder

(c) die Emittentin ihre Zahlungsunfähigkeit bekanntgibt oder ihre Zahlungen einstellt; oder

(d) ein Gericht ein Insolvenzverfahren gegen die Emittentin eröffnet, oder die Emittentin ein solches Verfahren einleitet oder beantragt oder eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger anbietet oder trifft; oder

(e) die Emittentin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft und diese Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit diesen Schuldverschreibungen eingegangen ist; oder

(f) in der Bundesrepublik Deutschland irgendein Gesetz, eine Verordnung oder behördliche Anordnung erlassen wird oder ergeht, aufgrund derer die Emittentin daran gehindert wird, die von ihr gemäß diesen Emissionsbedingungen übernommenen Verpflichtungen in vollem Umfang zu beachten und zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.

(2) *Bekanntmachung.* Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß vorstehendem Absatz 1 ist schriftlich in deutscher oder englischer Sprache gegenüber der Emissionsstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, dass der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § [13](4) definiert) oder auf andere geeignete Weise erbracht werden.]

§ [10]
ERSETZUNG

(1) *Ersetzung.* Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger ein mit ihr verbundenes Unternehmen (wie unten definiert) an ihrer Stelle als Hauptschuldnerin (die "Nachfolgeschuldnerin") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, dass:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in bezug auf die Schuldverschreibungen übernimmt;

(b) die Emittentin und die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erlangt haben und berechtigt sind, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(c) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[(d) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, dass jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und]

Im Fall von nachrangigen Schuldverschreibungen einfügen:

[(d) hinsichtlich der von der Nachfolgeschuldnerin bezüglich der Schuldverschreibungen übernommenen Verpflichtungen der Nachrang zu mit den Bedingungen der Schuldverschreibungen übereinstimmenden Bedingungen begründet wird und (i) die Nachfolgeschuldnerin ein Tochterunternehmen der Emittentin im Sinne der §§ 1 Absatz 7 und 10 Absatz 5a Satz 11 des Kreditwesengesetzes ist, (ii) die Nachfolgeschuldnerin eine Einlage in Höhe eines Betrages, der dem Gesamtnennbetrag der Schuldverschreibungen entspricht, bei der Emittentin vornimmt und zwar zu Bedingungen, die den Emissionsbedingungen (einschließlich hinsichtlich der Nachrangigkeit) entsprechen, und (iii) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, dass jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und]

(e) der Emissionsstelle ein oder mehrere Rechtsgutachten von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden Unterabsätzen (a), (b), (c) und (d) erfüllt wurden.

Für die Zwecke dieses § [10] bedeutet "verbundenes Unternehmen" ein verbundenes Unternehmen im Sinne von § 15 Aktiengesetz.

(2) *Bekanntmachung.* Jede Ersetzung ist gemäß § [12] bekannt zu machen.

(3) *Änderung von Bezugnahmen.* Im Fall einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat. Des weiteren gilt im Fall einer Ersetzung folgendes:

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[(a) in § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat);

(b) in § 9(1)(c) bis (f) gilt eine alternative Bezugnahme auf die Emittentin in ihrer Eigenschaft als Garantin als aufgenommen (zusätzlich zu der Bezugnahme auf die Nachfolgeschuldnerin);

(c) in § 9(1) gilt ein weiterer Kündigungsgrund als aufgenommen, der dann besteht, wenn die Garantie gemäß Absatz 1 (d) aus irgendeinem Grund nicht mehr gilt.]

Im Fall von nachrangigen Schuldverschreibungen einfügen:

[In § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat).]

§ [11]
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ [12]
MITTEILUNGEN

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind und bei denen Mitteilungen über Zeitungen erfolgen sollen, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in [Deutschland] [Luxemburg] [London] **[anderen Ort einfügen]**, voraussichtlich [*Börsen-Zeitung*] [*d'Wort*] [*Financial Times*] **[andere Zeitung mit allgemeiner Verbreitung einfügen]** zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.]

Sofern eine Mitteilung durch elektronische Publikation auf der Website der betreffenden Börse möglich ist, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen erfolgen durch elektronische Publikation auf der Website der **[betreffende Börse einfügen]** (www. **[internetadresse einfügen]**). Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.]

[(2)] *Mitteilungen an das Clearing-System*

Im Fall von Schuldverschreibungen, die nicht notiert sind, einfügen:

[Die Emittentin wird alle die Schuldverschreibungen betreffenden Mitteilungen an das Clearing System zur Weiterleitung an die Gläubiger übermitteln. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:

[Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der **[maßgebliche Börse einfügen]** zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

§ [13]
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ [14]
SPRACHE

Falls die Emissionsbedingungen in deutscher Sprache mit einer Übersetzung in die englische Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.]

Falls die Emissionsbedingungen in englischer Sprache mit einer Übersetzung in die deutsche Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind in englischer Sprache abgefasst. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.]

Falls die Emissionsbedingungen ausschließlich in deutscher Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind ausschließlich in deutscher Sprache abgefasst.]

B. EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie **[•]** der **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefe**] [im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentlichen Pfandbriefe**]** (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in **[festgelegte Währung einfügen]** (die "festgelegte Währung") im Gesamtnennbetrag von **[Gesamtnennbetrag einfügen]** (in Worten: **[Gesamtnennbetrag in Worten einfügen]**) in Stückelungen von **[festgelegte Stückelungen einfügen]** (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet **[bei mehr als einem Clearing System einfügen:** jeweils**]** folgendes: [Clearstream Banking AG ("CBF")] [Clearstream Banking, société anonyme ("CBL")] [Euroclear Bank, S. A./N. V. als Betreiberin des Euroclear Systems ("Euroclear")] [CBL and Euroclear jeweils ein "ICSD" und zusammen die "ICSDs"] [,] [und] **[anderes Clearing System angeben].**

Im Fall von Schuldverschreibungen, die im Namen der ICSDs verwahrt werden, einfügen:

[Falls die Globalurkunde eine NGN ist, einfügen: Die Schuldverschreibungen werden in Form einer new global note ("NGN") ausgegeben und von einem common safekeeper im Namen beider ICSDs verwahrt.]

[Falls die Globalurkunde eine CGN ist, einfügen: Die Schuldverschreibungen werden in Form einer classical global note ("CGN") ausgegeben und von einer gemeinsamen Verwahrstelle im Namen beider ICSDs verwahrt.]

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

Falls die Globalurkunde eine NGN ist, einfügen:

[(6) *Register der ICSDs.* Der Nennbetrag der durch die Globalurkunde verbrieften Schuldverschreibungen entspricht dem jeweils in den Registern beider ICSDs eingetragenen Gesamtbetrag. Die Register der ICSDs (unter denen man die Register versteht, die jeder ICSD für seine Kunden über den Betrag ihres Anteils an den Schuldverschreibungen führt) sind schlüssiger Nachweis über den Nennbetrag der durch die Globalurkunde verbrieften Schuldverschreibungen, und ein zu diesen Zwecken von einem ICSD jeweils augestellte Bestätigung mit dem Nennbetrag der so verbrieften Schuldverschreibungen ist ein schlüssiger Nachweis über den Inhalt des Registers des jeweiligen ICSD zu diesem Zeitpunkt.

Bei Rückzahlung oder Zahlung einer Rate oder einer Zinszahlung bezüglich der durch die Globalurkunde verbrieften Schuldverschreibungen bzw. bei Kauf und Entwertung der durch die Globalurkunde verbrieften Schuldverschreibungen stellt die Emittentin sicher, dass die Einzelheiten über Rückzahlung und Zahlung bzw. Kauf und Löschung bezüglich der Globalurkunde *pro rata* in die Unterlagen der ICSDs eingetragen werden, und dass, nach dieser Eintragung, vom Nennbetrag der in die Register der ICSDs aufgenommenen und durch die

Globalurkunde verbrieften Schuldverschreibungen der Gesamtnennbetrag der zurückgekauften bzw. gekauften und entwerteten Schuldverschreibungen bzw. der Gesamtbetrag der so gezahlten Raten abgezogen wird]

[Falls die vorläufige Globalurkunde eine NGN ist, einfügen: Bei Austausch eines Anteils von ausschließlich durch eine vorläufige Globalurkunde verbriefter Schuldverschreibungen wird die Emittentin sicherstellen, dass die Einzelheiten dieses Austauschs *pro rata* in die Aufzeichnungen der ICSDs aufgenommen werden.**]**

§ 2
STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefen**] [im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentlichen Pfandbriefen**].**

§ 3
ZINSEN

(A) Im Fall von festverzinslichen Schuldverschreibungen einfügen:

[(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom **[Verzinsungsbeginn einfügen]** (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich **[Zinssatz einfügen]** %. Die Zinsen sind nachträglich am **[feste(r) Zinszahlungstag(e) einfügen]** eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am **[ersten Zinszahlungstag einfügen] [sofern der erste Zinszahlungstag nicht der erste Jahrestag des Verzinsungsbeginns ist, einfügen:** und beläuft sich auf **[anfänglichen Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** und **[weitere anfängliche Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen].] [Sofern der Fälligkeitstag kein Festzinstermin ist, einfügen:** Die Zinsen für den Zeitraum vom **[den letzten dem Fälligkeitstag vorausgehenden Festzinstermin einfügen]** (einschließlich) bis zum Fälligkeitstag (ausschließlich) belaufen sich auf **[abschließenden Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** und **[weitere abschließende Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen].]**

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).]

(B) Im Fall von variabel verzinslichen Schuldverschreibungen einfügen:

[(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem **[Verzinsungsbeginn einfügen]** (der

"Verzinsungsbeginn") (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) "Zinszahlungstag" bedeutet

[(i) im Fall von festgelegten Zinszahlungstagen einfügen: jeder **[festgelegte Zinszahlungstage einfügen].]**

[(ii) im Fall von festgelegten Zinsperioden einfügen: (soweit diese Emissionsbedingungen keine abweichenden Bestimmungen vorsehen) jeweils der Tag, der **[Zahl einfügen]** [Wochen] [Monate] **[andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden Zinszahlungstag oder im Fall des ersten Zinszahlungstages, nach dem Verzinsungsbeginn liegt.]

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag

[(i) bei Anwendung der Modified Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.]

[(ii) bei Anwendung der FRN Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall (i) wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen und (ii) ist jeder nachfolgende Zinszahlungstag der jeweils letzte Geschäftstag des Monats, der **[[Zahl einfügen]** Monate] **[andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden anwendbaren Zinszahlungstag liegt.]

[(iii) bei Anwendung der Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben.]

[(iv) bei Anwendung der Preceding Business Day Convention einfügen: auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.]

(d) In diesem § 3 bezeichnet "Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] Zahlungen abwickeln.

(2) *Zinssatz.* **[Bei Bildschirmfeststellung einfügen:** Der Zinssatz (der "Zinssatz") für jede Zinsperiode (wie nachstehend definiert) ist, sofern nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) angezeigt wird **[im Fall einer Marge, einfügen:** [zuzüglich] [abzüglich] der Marge (wie nachstehend definiert)], wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

"Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

"Zinsfestlegungstag" bezeichnet den [zweiten] **[zutreffende andere Zahl von Tagen einfügen]** [Londoner] [TARGET] **[zutreffende andere Bezugnahmen einfügen]** Geschäftstag vor Beginn der jeweiligen Zinsperiode. **[Falls der Geschäftstag kein TARGET Geschäftstag ist, einfügen:** [Londoner]

[zutreffenden anderen Ort einfügen] "Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in [London] **[zutreffenden anderen Ort einfügen]** für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind.] **[Im Falle eines TARGET Geschäftstages einfügen:** "TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.**]**

[Im Fall einer Marge einfügen: Die "Marge" beträgt [•] % per annum.**]**

"Bildschirmseite" bedeutet **[Bildschirmseite einfügen].**

[Der Emittentin steht es frei, den Gebrauch einer anderen Basis zur Bestimmung eines Referenzsatzes zu vereinbaren; vollständige Einzelheiten dieser Basis werden in den anwendbaren Endgültigen Bedingungen ausgeführt sein.]

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) [in der Euro-Zone] deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** dieser Angebotssätze **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] angeboten werden **[im Fall einer Marge einfügen:**

[zuzüglich] [abzüglich] der Marge]; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an

dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am [Londoner] Interbanken-Markt [in der Euro-Zone] nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge]. Für den Fall, dass der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt]**.**

"Referenzbanken" bezeichnen **[falls in den Endgültigen Bedingungen keine anderen Referenzbanken bestimmt werden, einfügen:** diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde] **[falls in den Endgültigen Bedingungen andere Referenzbanken bestimmt werden, sind sie hier einzufügen].]**

[Im Fall des Interbanken-Marktes in der Euro-Zone einfügen: "Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7 Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden**]**

[Wenn der Referenzsatz ein anderer als EURIBOR oder LIBOR ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 einzufügen]

[Sofern ISDA-Feststellung gelten soll, sind die entsprechenden Bestimmungen einzufügen und die von der International Swap and Derivatives Association veröffentlichten 2000 ISDA-Definitionen beizufügen]

[Sofern eine andere Methode der Feststellung anwendbar ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 hier und in den anwendbaren Endgültigen Bedingungen einzufügen]

[Falls ein Mindest- und/oder Höchstzinssatz gilt, einfügen:

(3) *[Mindest-] [und] [Höchst-] Zinssatz.*

[Falls ein Mindestzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz niedriger ist als **[Mindestzinssatz einfügen],** so ist der Zinssatz für diese Zinsperiode **[Mindestzinssatz einfügen].]**

[Falls ein Höchstzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz höher ist als **[Höchstzinssatz einfügen],** so ist der Zinssatz für diese Zinsperiode **[Höchstzinssatz einfügen].]**

[(4)**]** *Zinsbetrag.* Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der "Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder

abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

[(5)] *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, dass der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § 10 baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden [TARGET] [Londoner] Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen baldmöglichst, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepasst (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § 10 mitgeteilt.

[(6)] *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle[, die Zahlstellen] und die Gläubiger bindend.

[(7)] *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

(C) Im Fall von Nullkupon-Schuldverschreibungen einfügen:

[(1) *Keine periodischen Zinszahlungen.* Es erfolgen keine periodischen Zinszahlungen auf die Schuldverschreibungen.

(2) *Auflaufende Zinsen.* Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, fallen auf den ausstehenden Nennbetrag der Schuldverschreibungen ab dem Fälligkeitstag bis zum Tag der tatsächlichen Rückzahlung Zinsen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen an, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

[(D) [Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Raten-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]]

[(•)] *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen

beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

[Im Fall von Actual/Actual (ICMA) einfügen: die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinsazahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.**]**

[Im Fall von Actual/Actual (ISDA) (Actual/365) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365 (oder falls ein Teil des Zinsberechnungszeitraums in ein Schaltjahr fällt, die Summe von (A) der tatsächlichen Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die in das Schaltjahr fallen, dividiert durch 366 und (B) die tatsächliche Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die nicht in ein Schaltjahr fallen, dividiert durch 365).**]**

[Im Fall von Actual/365 (Fixed) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365.**]**

[Im Fall von Actual/360 einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.**]**

[Im Fall von 30/360, 360/360 oder Bond Basis einfügen: die Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage *verlängerter Monat zu behandeln* ist).**]**

[Im Fall von 30E/360 oder Eurobond Basis einfügen: die Anzahl der Tage im Zinsberechnungszeitraum dividiert durch 360 (dabei ist die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit 12 Monaten zu 30 Tagen zu ermitteln, und zwar ohne Berücksichtigung des Datums des ersten oder letzten Tages des Zinsberechnungszeitraums).**]**

§ 4
ZAHLUNGEN

(1) **[**(a)**]** *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

Im Fall von Schuldverschreibungen, die keine Nullkupon-Schuldverschreibungen sind, einfügen:

[(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order *zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.*

[Im Fall von Zinszahlungen auf eine vorläufige Globalurkunde einfügen: Die Zahlung von Zinsen auf Schuldverschreibungen, die durch die vorläufige Globalurkunde verbrieft sind, erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems, und zwar nach ordnungsgemäßer Bescheinigung gemäß § 1(3)(b).**]]**

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in **[festgelegte Währung einfügen].**

(3) *Vereinigte Staaten.* Für die Zwecke des **[im Fall von TEFRA D Schuldverschreibungen einfügen:** § 1(3) und des**]** Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist, und im Falle von variabel verzinslichen Schuldverschreibungen, einfügen:** TARGET**] [falls die festgelegte Währung Euro ist und im Falle von Schuldverschreibungen, die keine variabel verzinslichen Schuldverschreibungen sind, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; **[falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen vorzeitig zurückzuzahlen, einfügen:** den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen;**] [im Fall von Raten-Schuldverschreibungen einfügen:** die auf die Schuldverschreibungen anwendbare(n) Rate(n)**]** sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

[(1)] *Rückzahlung bei Endfälligkeit.*

Im Fall von Schuldverschreibungen, die keine Raten-Schuldverschreibungen sind, einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am **[im Fall eines festgelegten Fälligkeitstages Fälligkeitstag einfügen]** **[im Fall eines Rückzahlungsmonats, einfügen:** in den **[Rückzahlungsmonat einfügen]** fallenden Zinszahlungstag] (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht**[falls die Schuldverschreibungen zu ihrem Nennbetrag zurückgezahlt werden, einfügen:** dem Nennbetrag der Schuldverschreibungen] **[ansonsten den Rückzahlungsbetrag für die jeweilige Stückelung einfügen].]**

Im Fall von Raten-Schuldverschreibungen einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen an dem/den nachstehenden Ratenzahlungstermin(en) zu der/den folgenden Rate(n) zurückgezahlt:

Ratenzahlungstermin(e)	Rate(n)
[Ratenzahlungstermin(e) einfügen]	**[Rate(n) einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

Falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen vorzeitig zurückzuzahlen, einfügen:

[(2) *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen **[**insgesamt**]** **[**teilweise**]** am/an den Wahl-Rückzahlungstag **[**en**]** (Call) zum/zu den Wahl-Rückzahlungsbetrag/beträgen (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen. **[Bei Geltung eines Mindestrückzahlungsbetrages oder eines erhöhten Rückzahlungsbetrages einfügen:** Eine solche Rückzahlung muss in Höhe eines Nennbetrages von **[**mindestens **[Mindestrückzahlungsbetrag einfügen]]** **[erhöhter Rückzahlungsbetrag]** erfolgen.]

Wahl-Rückzahlungstag(e) (Call)	Wahl-Rückzahlungsbetrag/beträge (Call)
[Wahl-Rückzahlungstag(e) einfügen]	**[Wahl-Rückzahlungsbetrag/beträge einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § 10 bekanntzugeben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als **[Mindestkündigungsfrist einfügen]** und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückgezahlten Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden Clearing Systems ausgewählt.]

[Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]]

§ 6
DIE EMISSIONSSTELLE[[,] [UND] DIE ZAHLSTELLE [N]] [UND DIE BERECHNUNGSSTELLE]

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle[[,] [und] die anfänglich bestellte[n] Zahlstelle[n]] [und die anfänglich bestellte Berechnungsstelle] und deren [jeweilige] anfängliche bezeichnete Geschäftsstelle [lautet] [lauten] wie folgt:

Emissionsstelle:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
[Zahlstelle[n]:	**[andere Zahlstellen und bezeichnete Geschäftsstellen einfügen]]**
[Berechnungsstelle:]	[BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg]

Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [behält] [behalten] sich das Recht vor, jederzeit ihre [jeweilige] bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle [oder einer Zahlstelle] [oder der Berechnungsstelle] zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen [oder eine andere Berechnungsstelle] zu bestellen. Die Emittentin wird zu jedem Zeitpunkt [(i)] eine Emissionsstelle unterhalten[[,] [und] (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten] **[im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:** [,] [und] [(iii)] solange die Schuldverschreibungen an der **[Name der Börse]** notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in **[Sitz der Börse]** und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen] **[im Fall von Zahlungen in US-Dollar einfügen:** [,] [und] [(iv)] falls Zahlungen bei den oder durch die Geschäftsstellen aller Zahlstellen außerhalb der Vereinigten Staaten (wie in § 4 definiert) aufgrund der Einführung von Devisenbeschränkungen oder ähnlichen Beschränkungen hinsichtlich der vollständigen Zahlung oder des Empfangs der entsprechenden Beträge in US-Dollar widerrechtlich oder tatsächlich ausgeschlossen werden, eine Zahlstelle mit bezeichneter Geschäftsstelle in New York City unterhalten] **[falls eine Berechnungsstelle bestellt werden soll, einfügen:** und [(v)] eine Berechnungsstelle **[falls die**

Berechnungsstelle eine bezeichnete Geschäftsstelle an einem vorgeschriebenen Ort zu unterhalten hat, einfügen: mit bezeichneter Geschäftsstelle in **[vorgeschriebenen Ort einfügen]]** unterhalten**]**. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle[[,] [und] die Zahlstelle[n]] [und die Berechnungsstelle] [handelt] [handeln] ausschließlich als Beauftragte der Emittentin und [übernimmt] [übernehmen] keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen [ihr] [ihnen] und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 10
MITTEILUNGEN

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind und bei denen Mitteilungen über Zeitungen erfolgen sollen, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in [Deutschland] [Luxemburg] [London] **[anderen Ort einfügen]**, voraussichtlich [*Börsen-Zeitung]* [*d'Wort]* [*Financial Times]* **[andere Zeitung mit allgemeiner Verbreitung einfügen]** zu veröffentlichen. Jede derartige Mitteilung gilt am

dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.]

Sofern eine Mitteilung durch elektronische Publikation auf der Website der betreffenden Börse möglich ist, einfügen:

[(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen erfolgen durch elektronische Publikation auf der Website der **[betreffende Börse einfügen]** (**www. [internetadresse einfügen]**). Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.]

[(2)] *Mitteilungen an das Clearing-System*

Im Fall von Schuldverschreibungen, die nicht notiert sind, einfügen:

[Die Emittentin wird alle die Schuldverschreibungen betreffenden Mitteilungen an das Clearing System zur Weiterleitung an die Gläubiger übermitteln. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

Im Fall von Schuldverschreibungen, die an einer Börse notiert sind, einfügen:

[Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der **[maßgebliche Börse einfügen]** zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.]

§ 11
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine

vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 12
SPRACHE

Falls die Emissionsbedingungen in deutscher Sprache mit einer Übersetzung in die englische Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.]

Falls die Emissionsbedingungen in englischer Sprache mit einer Übersetzung in die deutsche Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind in englischer Sprache abgefasst. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.]

Falls die Emissionsbedingungen ausschließlich in deutscher Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind ausschließlich in deutscher Sprache abgefasst.]

C. EMISSIONSBEDINGUNGEN FÜR GENUSSSCHEINE

§ 1
Begebung und Nennbetrag

(1) Die Hypothekenbank in Essen Aktiengesellschaft ("Essen Hyp" oder die "Emittentin"), begibt aufgrund der Ermächtigung durch die Hauptversammlung vom **[Datum der Hauptversammlung einfügen]** gem. § 10 Abs. 5 KWG Genussscheine im Gesamtnennbetrag von Euro **[Gesamtnennbetrag einfügen]** (in Worten: Euro **[Gesamtnennbetrag in Worten einfügen]**).

(2) Die Genussscheine lauten auf den Inhaber und sind eingeteilt in**[Anzahl der Stücke einfügen]** untereinander gleichberechtigte Stücke. Genussscheine über je Euro **[Nennbetrag einfügen]** Nennbetrag.

(3) Die Genussscheine sind in einer Inhaberglobalurkunde verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main hinterlegt wird; jede Inhaberglobalurkunde trägt die eigenhändige Unterschrift von zwei vertretungsberechtigten Personen der Emittentin. Effektive Einzelurkunden werden nicht erstellt.

§ 2
Ausschüttung

[Im Fall von festverzinslichen Genussscheinen einfügen:

(1) Die Genussscheininhaber erhalten ab dem **[Beginn der Verzinsung einfügen]** eine dem Gewinnanteil der Aktionäre der Essen Hyp vorgehende jährliche Ausschüttung in Höhe von **[Zinssatz einfügen]** %. Die Ausschüttung auf die Genussscheine ist dadurch begrenzt, dass durch sie keine Bilanzverlust entstehen darf.]

[Im Fall von variabel verzinslichen Genussscheinen einfügen:

(1)(a) Die Genussscheininhaber erhalten ab dem **[Beginn der Verzinsung einfügen]** eine dem Gewinnanteil der Aktionäre der Essen Hyp vorgehende jährliche Ausschüttung, die der Addition der Ausschüttungs-Teilbeträge aus den gemäß Absatz (b) zu den jeweiligen Referenzterminen ermittelten [drei] [sechs] [neun] [zwölf]-Monats Ausschüttungssätzen entspricht. Die Ausschüttung auf die Genussscheine ist dadurch begrenzt, dass keine Bilanzverlust entstehen darf.

"Referenztermine" sind der **[Referenztermine einfügen]** eines jeden Jahres. Der Zeitraum zwischen einem Referenztermin (einschließlich) und dem nächsten Referenztermin (ausschließlich) werden nachfolgend "Referenzperiode" genannt. Die letzte Referenzperiode endet mit dem Ende der Laufzeit der Genussscheine gemäß § 5.

(b) Der für jede Referenzperiode maßgebende Ausschüttungssatz für die Ermittlung der Ausschüttung auf die Genussscheine wird von der Zahlstelle nach den folgenden Bestimmungenermittelt.

Der Ausschüttungssatz für jede Referenzperiode entspricht, sofern nachstehend nichts Abweichendes bestimmt wird, dem Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Referenzperiode, der auf der Bildschirmseite am jeweiligen Feststellungstag gegen 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) angezeigt wird **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**, wobei alle Festlegungen durch die Zahlstelle erfolgen.

"Feststellungstag" bezeichnet den [zweiten] **[zutreffende andere Zahl von Tagen einfügen]** [Londoner] [TARGET] **[zutreffende andere Bezugnahmen einfügen]** Geschäftstag vor Beginn der jeweiligen Referenzperiode. **[Falls der Geschäftstag kein TARGET Geschäftstag ist, einfügen:** [Londoner] **[zutreffenden anderen Ort einfügen]** "Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in **[London]**

[zutreffenden anderen Ort einfügen] für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind.] **[Im Fall eines TARGET Geschäftstages einfügen:** "TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.]

[Im Fall einer Marge einfügen: "Die Marge" beträgt [•] % per annum.]

"Bildschirmseite" bedeutet **[Bildschirmseite einfügen].**

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Zahlstelle von jeder der Referenzbanken (wie nachstehend definiert) [in der Euro-Zone] deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Referenzperiode gegenüber führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Zahlstelle solche Angebotssätze nennen, ist der Ausschüttungssatz für die betreffende Referenzperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** dieser Angebotssätze **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**, wobei alle Festlegungen durch die Zahlstelle erfolgen.

Falls an einem Feststellungstag nur eine oder keine der Referenzbanken der Zahlstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Ausschüttungssatz für die betreffende Referenzperiode der Satz per annum, den die Zahlstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Zahlstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) an dem betreffenden Feststellungstag Einlagen in der festgelegten Währung für die betreffende Referenzperiode von führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] angeboten werden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge]; falls weniger als zwei der Referenzbanken der Zahlstelle solche Angebotssätze nennen, dann soll der Ausschüttungssatz für die betreffende Referenzperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Referenzperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Referenzperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Zahlstelle und der Emittentin für diesen Zweck geeignet sind) der Zahlstelle als Sätze bekannt geben, die sie an dem betreffenden Feststellungstag gegenüber führenden Banken am [Londoner] Interbanken-Markt [in der Euro-Zone] nennen (bzw. den diese Banken gegenüber der Zahlstelle nennen) **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**. Für den Fall, dass der Ausschüttungssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, entspricht der Ausschüttungssatz dem Referenzsatz oder dem arithmetischen Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Feststellungstag, an dem diese Angebotssätze angezeigt wurden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als

für die unmittelbar vorhergehende Referenzperiode gilt, die Marge der betreffenden Referenzperiode an die Stelle der Marge für die vorhergehende Referenzperiode tritt)**]**.

"Referenzbanken" bezeichnen diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde.

[Im Fall des Interbanken-Marktes in der Euro-Zone einfügen: "Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7. Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden**]**

(c) Die Zahlstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Ausschüttungssatz zu bestimmen ist, den auf die Genussscheine zahlbaren Ausschüttungsbetrag (der "Ausschüttungsbetrag") für die entsprechende Referenzperiode berechnen. Der Ausschüttungsbetrag wird ermittelt, indem der Ausschüttungssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Genussscheinen angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

"Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Ausschüttungsbetrages auf einen Genussschein für einen beliebigen Zeitraum (der "Berechnungszeitraum"): die tatsächliche Anzahl von Tagen im Berechnungszeitraum dividiert durch 360.

(2) Die Ausschüttung auf die Genussscheine für das laufende Geschäftsjahr ist jeweils nachträglich am **[Tag der Ausschüttung einfügen]** des folgenden Jahres fällig. **[Falls die Ausschüttung für das erste und das zweite Geschäftsjahr zusammen erfolgt, einfügen:** Die Ausschüttung für das Geschäftsjahr **[maßgebliches Geschäftsjahr einfügen]** ist zusammen mit der Ausschüttung für das Geschäftsjahr [maßgebliches **Geschäftsjahr einfügen]** am **[Ausschüttungstag einfügen]** fällig. Falls der Fälligkeitstag kein Bankarbeitstag in Frankfurt am Main ist, wird die Fälligkeit auf den nächstfolgenden Bankarbeitstag in Frankfurt am Main verschoben. Sofern zu diesem Termin die ordentliche Hauptversammlung noch nicht über die Gewinnverwendung für das vorausgegangene Geschäftsjahr beschlossen hat, wird die Zahlung am ersten Bankarbeitstag (maßgeblich ist Frankfurt am Main) nach dem Tag der ordentlichen Hauptversammlung fällig.

(3) Die Ausschüttung ist dadurch begrenzt, dass durch Sie kein Bilanzverlust entstehen darf. Eine verminderte Ausschüttung auf diese, früher oder künftig von der Emittentin begebene Genussscheine erfolgt dann im Verhältnis der jeweiligen Ausschüttungsansprüche zueinander, sofern deren Bedingungen eine entsprechende Regelung vorsehen.

Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag in den folgenden Geschäftsjahren vorbehaltlich Absatz (3) Satz 1 nachzuzahlen. Die Nachzahlungen für diese und früher begebene Genussscheine werden anteilig im Verhältnis der jeweiligen Ausschüttungsansprüche zueinander vorgenommen. Dies gilt entsprechend auch für künftig zu begebende Genussscheine, sofern deren Bedingungen einen entsprechenden Nachzahlungsanspruch vorsehen. Bei der Nachzahlung sind zunächst die Rückstände in der Reihenfolge ihrer ursprünglichen Fälligkeit, sodann die letztfälligen Ausschüttungsansprüche zu bedienen. Ein Nachzahlungsanspruch besteht nur während der Laufzeit der Genussscheine. **]**

§ 3
ABGRENZUNG VON GESELLSCHAFTSRECHTEN

Die Genussscheine verbriefen keine Gesellschafterrechte, insbesondere kein Bezugsrecht auf neue Genussscheine, keinen Anspruch auf Beteiligung am Liquidationserlös der Emittentin sowie keine Teilnahme-, Mitwirkungs- und Stimmrechte in deren Hauptversammlungen.

§ 4
AUSGABE WEITERER GENUSSSCHEINE

(1) Essen Hyp behält sich vor, von Zeit zu Zeit weitere Genussscheine zu gleichen oder anderen Bedingungen auszugeben.

(2) Ein Bezugsrecht der Genussscheininhaber auf weitere Genussscheine ist nur gegeben, wenn die Hauptversammlung der Essen Hyp dem zustimmt.

(3) Die Genussscheininhaber haben keinen Anspruch darauf, dass ihre Ausschüttungsansprüche im Rang den Ausschüttungsansprüchen vorgehen oder gleichstehen, die auf weitere Genussscheine entfallen

§ 5
LAUFZEIT, KÜNDIGUNG

(1) Die Laufzeit der Genussscheine endet am **[Datum einfügen].** Vorbehaltlich der Bestimmungen gemäß § 6 werden die Genussscheine zum Nennbetrag zurückgezahlt. Der zurückzuzahlende Betrag ist am **[Rückzahlungstag einfügen]** fällig. § 2 Abs. 3 gilt entsprechend. Der zurückzuzahlende Betrag wird vom Ende der Laufzeit der Genussscheine an bis zum Tag vor der Fälligkeit **[mit dem im § 2 ermittelten Zinssatz einfügen anderen Zinssatz einfügen]** verzinst.

[(2)] Die Essen Hyp kann die Genussscheine unter Einhaltung einer Kündigungsfrist von mindestens zwei Jahren jeweils zum Ende eines Geschäftsjahres, frühestens zum **[Ankündigungstermin einfügen]** durch Bekanntmachung gemäß § 11 kündigen, wenn eine Rechtsvorschrift in der Bundesrepublik Deutschland erlassen, geändert oder in einer Weise angewendet wird, dass dies bei der Essen Hyp zur Zahlung zusätzlicher Beträge führt. Die Kündigung darf in diesem Falle – vorbehaltlich des in Satz 1 bestimmten Zeitpunktes – frühestens zum Ende des Geschäftsjahres ausgesprochen werden, das der Zinszahlung vorangeht, bei der erstmalig die Steuerbelastung bei der Emittentin anfallen würde. Die Rückzahlung der zum Ende eines Kalenderjahres gekündigten Genussscheine erfolgt vorbehaltlich der Bestimmungen des § 7 am **[Kündigungstermin einfügen]** des folgenden Jahres zum Nennbetrag.

[(3)] Die Genussscheininhaber können ihre Genussscheine nicht kündigen.

§ 6
VERLUSTTEILNAHME, WIEDERAUFFÜLLUNG DER RÜCKZAHLUNGSANSPRÜCHE

(1) Die Genussscheininhaber nehmen am laufenden Verlust (*Jahresfehlbetrag*) in voller Höhe teil. Wird in der Bilanz der Essen Hyp ein Bilanzverlust ausgewiesen oder das Grundkapital der Essen Hyp zur Deckung von Verlusten herabgesetzt, vermindert sich der Rückzahlungsanspruch jedes Genussscheininhabers in dem selben Verhältnis, wie der Anteil am Bilanzverlust zum Eigenkapital ([einschließlich Genussscheinkapital,] jedoch ohne andere nachrangige Verbindlichkeiten). Bei einer Kapitalherabsetzung vermindert sich der Rückzahlungsanspruch jedes Genussscheininhabers in dem selben Verhältnis, wie das Grundkapital herabgesetzt wird. Verlustvorträge aus den

Vorjahren bleiben hierbei außer Betracht.

[(2) Erzielt Essen Hyp nach einer Teilnahme der Genussscheininhaber am Verlust in den folgenden Geschäftsjahren Jahresüberschüsse, so sind aus diesen – nach der gesetzlich vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genussscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird. Diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Reicht ein Jahresüberschuss zur Wiederauffüllung dieser und bereits begebener Genussscheine nicht aus, so wird die Wiederauffüllung des Kapitals dieser Genussscheine anteilig im Verhältnis ihres Gesamtnennbetrages zum Gesamtnennbetrag früher begebener Genussscheine vorgenommen. Dies gilt entsprechend auch für künftig zu begebende Genussscheine, sofern deren Bedingungen einen entsprechenden Wiederauffüllungsanspruch vorsehen]

§ 7
NACHRANG

Die Forderungen aus den Genussscheinen gehen den Forderungen aller anderen Gläubiger der Essen Hyp, die nicht ebenfalls nachrangig sind, im Range nach. Im Falle der Insolvenz oder der Liquidation der Essen Hyp werden die Genussscheine gleichrangig mit vorher begebenen Genussscheinen nach allen anderen, nicht nachrangigen Gläubigern und vorrangig vor den Aktionären bedient. Die Genussscheine gewähren keinen Anteil am Liquidationserlös.

§ 8
HINWEIS GEMÄß § 10 ABSATZ 5 KWG

Nachträglich können die Teilnahme am Verlust (§ 6 dieser Bedingungen) nicht geändert, der Nachrang der Genussscheine (§ 7 dieser Bedingungen) nicht beschränkt sowie die Laufzeit und die Kündigungsfrist nicht verkürzt werden. Ein vorzeitiger Rückerwerb oder eine anderweitige Rückzahlung ist außer in den Fällen des § 10 Abs. 5 Satz 6 KWG der Essen Hyp ohne Rücksicht auf entsprechende Vereinbarungen zurückzugewähren, sofern nicht das Kapital durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals ersetzt worden ist oder das Bundesaufsichtsamt für Finanzdiensleistungsaufsicht der vorzeitigen Rückzahlung zustimmt.

§ 9
ZAHLSTELLE

[Zahlstelle ist die Essen Hyp. Essen Hyp ist berechtigt, durch Bekanntmachung gemäß § 11 weitere Banken als Zahlstellen zu benennen und die Nennung einzelner Zahlstellen zu widerrufen.]

§ 10
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND

(1) Die Genussscheinbedingungen sowie alle sich daraus ergebenden Rechte und Pflichten bestimmen sich ausschließlich nach dem Recht der Bundesrepublik Deutschland. Erfüllungsort ist Essen.

(2) Ausschließlicher Gerichtsstand für alle Streitigkeiten, die sich aus den in diesen Genussscheinbedingungen geregelten Rechtsverhältnissen ergeben, ist für Kaufleute, juristische Personen des öffentlichen Rechtes oder öffentlich-rechtliche Sondervermögen Essen, soweit nicht zwingende gesetzliche Vorschriften etwas anderes bestimmen.

§ 11

BEKANNTMACHUNGEN

(1) Bekanntmachungen der Essen Hyp, die die Genussscheine betreffen, erfolgen im Bundesanzeiger und in einem Pflichtblatt derjenigen deutschen Börse, an der die Genussscheine zum Börsenhandel zugelassen sind.

(2) Zur rechtlichen Wirksamkeit genügt die ordnungs- und fristgemäße Veröffentlichung im Bundesanzeiger.

§ 12
SALVATORISCHE KLAUSEL

Sollten irgendwelche Bestimmungen dieser Genussscheinbedingungen ganz oder teilweise rechtsunwirksam sein oder werden, so bleiben die übrigen Bestimmungen dieser Genussscheinbedingungen in Kraft. Unwirksame Bestimmungen sind dem Sinn und Zweck dieser Genussscheinbedingungen entsprechend durch wirksame Bestimmungen zu ersetzen, die in ihren wirtschaftlichen Auswirkungen denjenigen der unwirksamen Bestimmungen so nahe kommen wie rechtlich möglich.

§ 13
SPRACHE

Falls die Emissionsbedingungen in deutscher Sprache mit einer Übersetzung in die englische Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.]

Falls die Emissionsbedingungen in englischer Sprache mit einer Übersetzung in die deutsche Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind in englischer Sprache abgefasst. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.]

Falls die Emissionsbedingungen ausschließlich in deutscher Sprache abgefasst sind, einfügen:

[Diese Emissionsbedingungen sind ausschließlich in deutscher Sprache abgefasst.]

D. EMISSIONSBEDINGUNGEN FÜR GLOBALPFANDBRIEFE

§ 1
ALLGEMEINE BESTIMMUNGEN

(1) Die **[Zinssatz einfügen]** % **[im Fall von Hypothekenpfandbriefen einfügen:** [Globale Hypothekenpfandbriefe] **[im Fall von Öffentlichen Pfandbriefen einfügen:** [Globale Öffentliche Pfandbriefe] der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Bundesrepublik Deutschland (die **"Emittentin"**) im Gesamtnennbetrag von **[Gesamtnennbetrag in Worten einfügen]** **[€/USD]** (**[Gesamtnennbetrag einfügen]**) sind in **[Anzahl der Stücke einfügen]** untereinander gleichberechtigte **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefe] **[im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentliche Pfandbriefe] im Nennbetrag von je **[€/USD]** **[festgelegte Stückelung einfügen]** (die **"Pfandbriefe"** oder die **"Emission"**) eingeteilt.

(2) Die Pfandbriefe samt Zinsansprüchen sind für die gesamte Laufzeit durch zwei Dauerglobalurkunden ohne Zinsscheine verbrieft. Eine der beiden Dauerglobalurkunden (die **"CBF-Globalurkunde"**) wird von Clearstream Banking AG, Frankfurt am Main (**"CBF"**), oder deren Rechtsnachfolger verwahrt, bis sämtliche Verpflichtungen der Anleiheschuldnerin aus den Pfandbriefen erfüllt sind. Die CBF-Globalurkunde lautet auf den Inhaber. Sie verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die Kontoinhaber bei CBF sind, einschließlich derjenigen Pfandbriefe, die über Euroclear Bank S.A./N.V. als Betreiberin des Euroclear-Systems (**"Euroclear"**) und Clearstream Banking, société anonyme, Luxembourg (**"CBL"**) verwahrt werden, die beide Kontoinhaber bei CBF sind. Die andere Dauerglobalurkunde (die **"DTC-Globalurkunde"**) wird von [J. P. Morgan Trust Company, National Association] [anderer Verwahrer] oder einem etwaigen Rechtsnachfolger als Verwahrer für The Depository Trust Company, New York, (**"DTC"**) verwahrt, bis sämtliche Verpflichtungen der Anleiheschuldnerin aus den Pfandbriefen erfüllt sind. Die DTC-Globalurkunde ist als Namenspapier ausgegeben und auf den Namen von Cede & Co. als dem Beauftragten von DTC ausgestellt worden. Sie verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die DTC-Teilnehmer sind. Die CBF Globalurkunde und die DTC-Globalurkunde tragen jeweils die eigenhändige Unterschrift von zwei vertretungsberechtigten Personen der Emittentin und des staatlich bestellten Treuhänders. Die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieften Pfandbriefe stellen zusammen den jeweils ausstehenden Gesamtnennbetrag der Anleihe dar. Der Betrag, der jeweils auf die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieften Pfandbriefe entfällt, ergibt sich aus dem Register (das **"Register"**), das die Registrierungsstelle zu diesem Zweck führt. Effektive Urkunden über einzelne Pfandbriefe und Zinsscheine werden nicht ausgegeben. Kopien der CBF-Globalurkunde und der DTC-Globalurkunde sind bei der Deutschen Zahlstelle kostenlos erhältlich.

(3) Übertragungen von Pfandbriefen setzen entsprechende Depotbuchungen voraus:

(a) Übertragungen von Pfandbriefen zwischen CBF-Kontoinhabern einerseits und DTC-Teilnehmern andererseits sind im Register zu vermerken und erfolgen durch eine entsprechende Erhöhung oder Verminderung des Gesamtbetrags der durch die DTC-Globalurkunde verbrieften Pfandbriefe und eine gleichhohe Verminderung oder Erhöhung des Gesamtbetrags der durch die CBF-Globalurkunde verbrieften Pfandbriefe. Pfandbriefe, die durch die DTC-Globalurkunde verbrieft sind, dürfen nur an einen CBF-Kontoinhaber übertragen werden, wenn die Registierungsstelle (wie in § 8 definiert) eine schriftliche Bestätigung vom Übertragenden erhält, wonach die Übertragung in Übereinstimmung mit Regulation S des U.S. Securities Act von 1933 in seiner

gültigen Fassung erfolgt.

(b) Übertragungen von Pfandbriefen zwischen CBF-Kontoinhabern, DTC-Teilnehmern, Euroclear-Teilnehmern und CBL-Teilnehmern erfolgen nach den von CBF, DTC, Euroclear bzw. CBL hierfür bestimmten Verfahren.

(c) Übertragungen von Pfandbriefen zwischen Euroclear-Teilnehmern einerseits und CBL-Teilnehmern andererseits erfolgen nach den von Euroclear und CBL hierfür bestimmten Verfahren.

(d) Übertragungen von Pfandbriefen zwischen Euroclear- oder CBL-Teilnehmern einerseits und CBF-Kontoinhabern andererseits erfolgen über CBF nach dem hierfür bestimmten Verfahren.

(4) Ein und derselbe Anleihegläubiger kann Pfandbriefe, die durch die CBF-Globalurkunde verbrieft werden, gegen Pfandbriefe austauschen, die durch die DTC-Globalurkunde verbrieft werden. Ein solcher Austausch ist im Register zu vermerken und erfolgt durch Erhöhung des Gesamtbetrags der durch die DTC-Globalurkunde verbrieften Pfandbriefe um den Gesamtnennbetrag der so ausgetauschten Pfandbriefe und eine gleichhohe Verminderung des Gesamtbetrags der durch die CBF-Globalurkunde verbrieften Pfandbriefe.

(5) Übertragungen von Pfandbriefen nach Absatz (3)(a) sowie der Austausch von Pfandbriefen nach Absatz (4) sind während des Zeitraums vom Stichtag nach § 4(2) bis zu dem zugehörigen Zahlungstag (jeweils einschließlich) ausgeschlossen.

§ 2
ZINSEN

(1) Die Pfandbriefe werden vom **[Verzinsungsbeginn einfügen]** an mit jährlich **[Zinssatz einfügen]** % verzinst. Die Zinsen sind nachträglich am **[Festzinstermin(e) einfügen]** eines jeden Jahres zur Zahlung fällig. Die erste Zinszahlung ist am **[ersten Zinszahlungstag einfügen]**[1]) **[sofern der erste Zinszahlungstag nicht der erste Jahrestag des Begebungstags ist, einfügen:** und beläuft sich auf **[anfänglichen Bruchteilszinsbetrag einfügen]** je Schuldverschreibung im Nennbetrag von **[festgelegte Stückelung einfügen]** fällig. Die Verzinsung der Pfandbriefe endet mit dem Ablauf des Tages, der dem Tag vorangeht, an dem sie zur Rückzahlung fällig werden. **[Sofern der Fälligkeitstag kein Zinszahlungstag ist, einfügen:** Die Zinsen für den Zeitraum vom **[den letzten dem Fälligkeitstag vorausgehenden Zinszahlungstag einfügen]** (einschließlich) bis zum Tag, an dem die Pfandbriefe zur Rückzahlung fällig werden (ausschließlich), belaufen sich auf **[abschließenden Bruchteilszinsbetrag]** je Schuldverschreibung im Nennbetrag von **[festgelegte Stückelung einfügen].]**

(2) Sofern es die Emittentin, gleich aus welchem Grund, unterlässt, die zur Rückzahlung fälliger Pfandbriefe erforderlichen Beträge bei Fälligkeit in voller Höhe bereitzustellen, läuft die Zinsverpflichtung gemäß Absatz (1) auf den Kapitalbetrag dieser Pfandbriefe so lange weiter, bis die Zahlung des Kapitalbetrages dieser Pfandbriefe erfolgt ist.

---

[1]) Falls der erste Zinszahlungstag nicht ein Jahr oder weniger (d. h. üblicherweise 365 Tage) nach dem Tag der Begebung liegt, dann gelten die Pfandbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müssten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

Falls die festgelegte Währung Euro ist, einfügen:

[(3) Die Berechnung der Zinsen wird auf der Grundlage der tatsächlichen Anzahl von Tagen im Zinsberechnungszeitraum geteilt durch 365 (oder falls ein Teil des Zinsberechnungszeitraums in ein Schaltjahr fällt, die Summe von (A) der tatsächlichen Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die in das Schaltjahr fallen, dividiert durch 366 und (B) die tatsächliche Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die nicht in ein Schaltjahr fallen, dividiert durch 365) vorgenommen.]

Falls die festgelegte Währung USD ist, einfügen:

[(3) Die Berechnung der Zinsen wird auf der Grundlage der Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360 vorgenommen, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).]

§ 3
RÜCKZAHLUNG

Die Emittentin zahlt die Pfandbriefe am **[festgelegten Endfälligkeitstag einfügen]** zum Nennbetrag zurück. Weder die Emittentin noch die Gläubiger können die Pfandbriefe kündigen.

§ 4
ZAHLUNGEN

(1) (a) Zahlungen von Kapital und Zinsen auf die Pfandbriefe erfolgen am jeweiligen Zahlungstag an CBF **[falls die festgelegte Währung Euro ist, einfügen:** in Euro**]** **[falls die festgelegte Währung USD ist, einfügen:** in USD**]** und an den eingetragenen Inhaber der DTC-Globalurkunde **[falls die festgelegte Währung Euro ist, einfügen:** in USD oder Euro nach Maßgabe der nachfolgenden Bestimmungen**]** **[falls die festgelegte Währung USD ist, einfügen:** in USD**]**. Der Betrag der Zahlungen an CBF einerseits und den eingetragenen Inhaber der DTC-Globalurkunde andererseits bemisst sich nach der Höhe des Gesamtnennbetrages der Pfandbriefe, die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieft werden, so wie er durch die Registrierungsstelle bei Geschäftsschluss am jeweiligen Stichtag (wie in Absatz (2) definiert) festgestellt wird. Zahlungen von Kapital erfolgen gegen Einreichung der CBF-Globalurkunde und der DTC-Globalurkunde bei der betreffenden Zahlstelle.

Falls die festgelegte Währung Euro ist, einfügen:

(b) Ein Anleihegläubiger, der seine Pfandbriefe über die DTC hält (ein **"DTC-Anleihegläubiger"**), erhält Zahlungen von Kapital und Zinsen auf die Pfandbriefe in USD, soweit er nicht gemäß den nachfolgend beschriebenen Verfahren Zahlungen in Euro wählt. Soweit DTC-Anleihegläubiger für eine Zahlung von Kapital oder Zinsen keine derartige Wahl getroffen haben, wird der für alle diese DTC-Anleihegläubiger bei dieser Zahlung bestimmte Gesamtbetrag (der **"Euro-Umtauschbetrag"**) dem Konto der New Yorker Zahlstelle bei der Deutschen Zahlstelle gutgeschrieben und von der New Yorker Zahlstelle in USD umgetauscht und durch Überweisung in gleichtägig verfügbaren Mitteln an die eingetragenen Inhaber der DTC-Globalurkunde zur Auszahlung über das Abrechnungssystem der DTC an die betreffenden DTC-Teilnehmer gezahlt. Alle Kosten eines derartigen Umtauschs und der Überweisung werden von diesen Zahlungen abgezogen. Jeder derartige Umtausch basiert auf dem Ankaufskurs der New Yorker Zahlstelle vor oder um 11.00 Uhr New Yorker Zeit am zweiten

New Yorker Geschäftstag (wie in Absatz (3) definiert) vor dem jeweiligen Zahlungstag für den Kauf der USD durch die New Yorker Zahlstelle gegen den Euro-Umtauschbetrag zur Abrechnung an diesem Zahlungstag. Falls es einen derartigen Ankaufskurs nicht gibt, wird die New Yorker Zahlstelle von einer im Devisenhandel führenden Bank in New York City, die von der New Yorker Zahlstelle zu diesem Zweck ausgewählt wird, einen Ankaufskurs einholen. Falls kein Ankaufskurs einer im Devisenhandel führenden Bank erhältlich ist, verbleibt der Euro-Umtauschbetrag auf dem Konto der New Yorker Zahlstelle bei der Deutschen Zahlstelle und wird mit einem Zinssatz, der von der Deutschen Zahlstelle für bei ihr als Tagesgeld angelegte Einlagen gestellt wird, verzinst, bis DTC von den betreffenden DTC-Anleihegläubigern Weisungen erhalten hat, die Auszahlung dieser Mittel, zusammen mit anteilig aufgelaufenen Tagesgeldzinsen, vorzunehmen.

(c) Ein DTC-Anleihegläubiger kann Zahlung von Kapital und Zinsen auf die Pfandbriefe in Euro wählen, indem er DTC durch den betreffenden DTC-Teilnehmer dazu veranlasst, die New Yorker Zahlstelle zu dem nachfolgend bestimmten Zeitpunkt über (i) die Wahl dieses DTC-Anleihegläubigers, diese Zahlung ganz oder zum Teil in Euro zu empfangen, und (ii) den Auftrag zur Überweisung auf ein Euro-Konto zu benachrichtigen. Eine derartige Wahl hat für die jeweilige Zahlung durch den DTC-Anleihegläubiger zu dem Zeitpunkt und in der Art und Weise zu erfolgen, wie sie von den jeweils anwendbaren Verfahrensregeln der DTC gefordert wird, und ist gemäß diesen Verfahrensregeln unwiderruflich. Die Benachrichtigung seitens der DTC über diese Wahl, den Überweisungsauftrag und den in Euro gemäß diesem Absatz (1)(c) zahlbaren Betrag muss bei der New Yorker Zahlstelle vor 17.00 Uhr (New Yorker Zeit) am fünften New Yorker Geschäftstag (wie in Absatz (3) definiert) nach dem jeweiligen Stichtag (wie in Absatz (2) definiert) für Zinsen und vor 17.00 Uhr (New Yorker Zeit) am achten New Yorker Geschäftstag vor dem Zahlungstag (wie in Absatz (4) definiert) für die Zahlung von Kapital eingegangen sein. Zahlungen in Euro gemäß diesem Absatz (1)(c) erfolgen durch Überweisung von gleichtägig verfügbaren Mitteln auf die von der DTC bezeichneten Euro-Konten.

[(b)][(d)] Zahlungen der Anleiheschuldnerin an CBF und an den eingetragenen Inhaber der DTC-Globalurkunde oder nach dessen Weisung befreien die Anleiheschuldnerin in Höhe der geleisteten Zahlungen von ihren Verbindlichkeiten aus den Pfandbriefen.

(2) Der Stichtag (der **"Stichtag"**) für Zahlungen von Kapital und Zinsen ist der jeweils frühere der beiden folgenden Termine: (a) der Tag, nach dem sich aufgrund der jeweils geltenden Regeln der CBF die Empfangsberechtigung der CBF-Kontoinhaber für Zahlungen auf bei CBF verwahrte Pfandbriefe bestimmt, die auf **[falls die festgelegte Währung Euro ist, einfügen:** Euro**] [falls die festgelegte Währung USD ist, einfügen:** USD] lauten und in Dauerglobalurkunden verbrieft sind, und (b) der zehnte New Yorker Geschäftstag (wie in Absatz (4) definitert) vor dem jeweiligen Fälligkeitstag.

(3) Ist ein Fälligkeitstag für die Zahlung von Kapital oder Zinsen in Euro auf einen Pfandbrief nicht ein Frankfurter Geschäftstag, so wird die betreffende Zahlung erst am nächstfolgenden Frankfurter Geschäftstag geleistet, ohne dass wegen dieser Zahlungsverzögerung zusätzliche Zinsen gezahlt werden.[2]) Ist ein Tag für die Zahlung von Kapital oder Zinsen in USD nicht ein Frankfurter Geschäftstag oder nicht ein New Yorker Geschäftstag, so wird die betreffende Zahlung erst am nächsten Tag, der zugleich Frankfurter und New Yorker Geschäftstag ist, geleistet, ohne dass wegen dieser Zahlungsverzögerung zusätzliche Zinsen gezahlt werden.[2]) "Frankfurter Geschäftstag" ist ein Tag (außer einem Samstag oder einem Sonntag), an dem CBF **[falls die festgelegte Währung Euro ist, einfügen:** und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln und ein "New Yorker Geschäftstag" ein Tag (außer einem Samstag oder einem Sonntag), an dem Banken in New York City nicht verpflichtet und nicht berechtigt sind, zu schließen.

(4) Im Sinne dieser Pfandbriefbedingungen ist "Zahlungstag" der Tag, an dem, gegebenenfalls aufgrund einer Anpassung gemäß Absatz (4), die Zahlung tatsächlich zu leisten ist, und "Fälligkeitstag" der vorgesehene Zahlungstermin ohne Berücksichtigung einer solchen Anpassung.

§ 5
STEUERN

Sämtliche Zahlungen von Kapital und Zinsen auf die Pfandbriefe sind von der Emittentin ohne jeden Abzug oder Einbehalt von oder wegen gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben jedweder Art, die durch die Bundesrepublik Deutschland oder irgendeine dort zur Steuererhebung ermächtigte Stelle erhoben oder eingezogen werden, zu leisten, es sei denn, die Emittentin ist durch Gesetz verpflichtet, einen solchen Abzug oder Einbehalt vorzunehmen

§ 6
STATUS

Die Verpflichtungen aus den Pfandbriefen stellen untereinander unmittelbare und unbedingte Verpflichtungen der Emittentin dar. Die Pfandbriefe sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen aus **[im Fall von Hypothekenpfandbriefen einfügen:** Hypothekenpfandbriefen**] [im Fall von Öffentlichen Pfandbriefen einfügen:** Öffentlichen Pfandbriefen**]** der Emittentin.

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[2]) Sollte ein Zinszahlungstag hinsichtlich der Pfandbriefe auf einen Tag verschoben werden, der nicht ein Jahr (d. h. üblicherweise 365 Tage) oder weniger nach dem ersten Zinszahlungstag liegt, dann gelten die Pfanfbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müssten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

§ 7
BEGEBUNG WEITERER PFANDBRIEFE

Die Emittentin behält sich vor, von Zeit zu Zeit ohne Zustimmung der Gläubiger weitere Pfandbriefe mit gleicher Ausstattung in der Weise zu begeben, dass sie mit den Pfandbriefen zusammengefasst werden, eine einheitliche Anleihe mit ihnen bilden und ihren Gesamtnennbetrag erhöhen.[3]) Der Begriff "Pfandbriefe" umfasst im Fall einer solchen Erhöhung auch solche zusätzlich begebenen Pfandbriefe.

§ 8
DIE REGISTRIERUNGSSTELLE UND DIE ZAHLSTELLEN

(1) Die anfänglich bestellte Registrierungsstelle (die "**Registrierungsstelle**"), die anfänglich bestellte Deutschen Zahlstelle (die "**Deutsche Zahlstelle**") und die anfänglich bestellte New Yorker Zahlstelle (die "**New Yorker Zahlstelle**", und, zusammen mit der Deutschen Zahlstelle, die "**Zahlstellen**") und deren jeweilige anfängliche bezeichnete Geschäftsstelle lauten wir folgt:

Registrierungsstelle:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
Deutsche Zahlstelle:	[Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen Germany]
New Yorker Zahlstelle:	**[Adresse der New Yorker Zahlstelle einfügen]**

Die Registrierungsstelle und die Zahlstellen behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine anderen bezeichnete Geschäftsstelle zu ersetzen.

(2) Die Anleiheschuldnerin behält sich das Recht vor, jederzeit die Bestellung der Registrierungsstelle zu ändern oder zu beenden und eine andere Registrierungsstelle oder andere Zahlstellen zu bestellen. Die Anleiheschuldnerin wird sicherstellen, dass für die gesamte Zeit, in der Pfandbriefe ausstehen, stets eine (i) Registrierungsstelle, (ii) Deutsche Zahlstelle und (iii) New Yorker Zahlstelle unterhalten werden, um die diesen Stellen in diesen Pfandbriefbedingungen zugewiesenen Aufgaben zu erfüllen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderunge sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 9 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) Die Registrierungsstelle, die Deutsche Zahlstelle und die New Yorker Zahlstelle handeln ausschließlich als Erfüllungsgehilfen der Anleiheschuldnerin und stehen in keinem Auftrags- oder Treuhandverhältnis zu den Anleihegläubigern.

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[3]) Sollte die Emittentin weitere Pfandbriefe mit einem größeren als *de minimis* Abschlag für die Zwecke der amerikanischen Einkommensteuer auf den Ausgabepreis begeben, würden Käufer der Pfandbriefe nach dem Ausgabetag weiterer Emissionen nicht in der Lage sein, zwischen diesen später ausgegebenen und früher ausgegebenen Pfandbriefen zu unterscheiden. Deshalb ist es für Käufer der Pfandbriefe nach einer solchen weiteren Emission erforderlich, Abschläge auf den Ausgabepreis hinsichtlich der Pfandbriefe zu versteuern (oder größere Beträge des Abschlags zu versteuern, als dies sonst erforderlich wäre).

§ 9
BEKANNTMACHUNGEN

(1) Alle Bekanntmachungen, die die Pfandbriefe betreffen, werden in folgenden Zeitungen veröffentlicht: (a) in einem Pflichtblatt der Düsseldorfer Wertpapierbörse, (b) in einer in englischer Sprache erscheinenden und in New York allgemein verbreiteten führenden Tageszeitung **[,][und]** (c) in einer in englischer Sprache erscheinenden und in London allgemein verbreiteten führenden Tageszeitung **[falls die Pfandbriefe auch an der Luxemburger Börse notiert sind, einfügen:** und (d) einer in Luxemburg allgemein verbreiteten führenden Tageszeitung**]**. Die Bekanntmachungen gemäß (b) **[,][oder]** (c) **[falls die Pfandbriefe auch an der Luxemburger Börse notiert sind:** oder (d),**]** werden unter normalen Umständen voraussichtlich jeweils in The Wall Street Journal **[,][und]** der Financial Times **[falls die Pfandbriefe auch an der Luxemburger Börse notiert sind:** und d'Wort**]** erscheinen. Für das Datum und die Rechtswirksamkeit sämtlicher Bekanntmachungen ist die Veröffentlichung in einem Pflichtblatt der Düsseldorfer Wertpapierbörse maßgeblich.

(2) Vorausgesetzt, dass dies nach den Regeln der Düsseldorfer Wertpapierbörse **[falls die Pfandbriefe auch an der Luxemburger Börse notiert sind:** und der Luxemburger Börse**]** zulässig ist, kann sofern die Pfandbriefe an der Düsseldorfer Wertpapierbörse **[falls die Pfandbriefe auch an der Luxemburger Börse notiert sind:** und der Luxemburger Börse**]** gelistet sind, die Veröffentlichung in den genannten Zeitungen dadurch ersetzt werden, dass die Bekanntmachung an das jeweilige Clearingsystem zur Weiterleitung an die Gläubiger übergeben wird. Eine derartige Mitteilung an die Gläubiger gilt am siebten Tag nach der Übergabe der Bekanntmachung an sämtliche Clearingsysteme als bekanntgegeben.

§ 10
ANWENDBARES RECHT; GERICHTSSTAND; GELTENDMACHUNG VON ANSPRÜCHEN

(1) Die Pfandbriefe unterliegen dem Recht der Bundesrepublik Deutschland. Übertragungen und Verpfändungen von bei DTC verwahrten Pfandbriefen, die zwischen DTC-Teilnehmern oder zwischen der DTC und DTC-Teilnehmern durchgeführt werden, unterliegen dem Recht des Staates New York (einschließlich des Kollisionsrechtes des Staates New York).

(2) Zuständig für alle Klagen oder sonstigen Verfahren ("Rechtsstreitigkeiten") aus oder im Zusammenhang mit den Pfandbriefen ist das Landgericht in Essen (nicht ausschließlicher Gerichtsstand). Die Anleiheschuldnerin unterwirft sich hiermit der Gerichtsbarkeit dieses Gerichts.

(3) Jeder Gläubiger kann in Rechtsstreitigkeiten gegen die Emittentin oder Rechtsstreitigkeiten, an denen der Gläubiger und die Anleiheschuldnerin beteiligt sind, im eigenen Namen seine Rechte aus den ihm zustehenden Pfandbriefen unter Vorlage folgender Unterlagen wahrnehmen und durchsetzen: (a) einer Bescheinigung seiner Depotbank, die (i) den vollen Namen und die volle Anschrift des Gläubigers bezeichnet, (ii) einen Gesamtnennbetrag von Pfandbriefen angibt, die am Ausstellungstag dieser Bescheinigung dem bei dieser Depotbank bestehenden Depot des Gläubigers gutgeschrieben sind, und (iii) bestätigt, dass die Depotbank CBF oder DTC sowie der Registrierungsstelle eine schriftliche Mitteilung gemacht hat, die die Angaben gemäß (i) und (ii) enthält, und Bestätigungsvermerke von CBF oder DTC sowie des betroffenen CBF-Kontoinhabers oder DTC-Teilnehmers trägt, sowie (b) einer von einem Vertretungsberechtigten der CBF oder der DTC oder der Registrierungsstelle beglaubigten Ablichtung der CBF-Globalurkunde bzw. DTC-Globalurkunde. Im Sinne der vorstehenden Bestimmungen ist "Depotbank" ein Bank- oder

sonstiges Finanzinstitut (einschließlich CBF, DTC, Euroclear und CBL) von allgemein anerkanntem Ansehen, das eine Genehmigung für das Wertpapier-Depotgeschäft hat und bei dem der Gläubiger Pfandbriefe im Depot verwahren lässt.

§ 11
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

TEIL II – ZUSATZ ZU DEN GRUNDBEDINGUNGEN

EINZELURKUNDEN

Falls die anwendbaren Endgültigen Bedingungen die Begebung von Einzelurkunden vorsehen, werden die Emissionsbedingungen für Schuldverschreibungen (ausgenommen Pfandbriefe) gemäß TEIL I (A) soweit unten angegeben und nach Maßgabe der anwendbaren Endgültigen Bedingungen ergänzt.

[§ 1(3)(a) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *Vorläufige Globalurkunde – Austausch*) **ist wie folgt zu ersetzen:**

(a) Die Schuldverschreibungen sind anfänglich durch eine vorläufige Globalurkunde (die "vorläufige Globalurkunde") ohne Zinsscheine verbrieft. Die vorläufige Globalurkunde wird **[falls die vorläufige Globalurkunde ausschließlich gegen Einzelurkunden ausgetauscht wird, einfügen:** gegen Einzelurkunden in den festgelegten Stückelungen ("Einzelurkunden") **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen ausgegeben werden, einfügen:** mit beigefügten **[**Zinsscheinen ("Zinsscheine")**]** **[**und Talons ("Talons") für weitere Zinsscheine**]** **[**und**]** **[**Rückzahlungsscheinen ("Rückzahlungsscheine") für die Zahlung der Tilgungsraten**]]** ausgetauscht**]** **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen ausgegeben werden, einfügen:** mit beigefügten **[**Zinsscheinen ("Zinsscheine")**]** **[**Talons ("Talons") für weitere Zinsscheine**]** **[**und**]** **[**Rückzahlungsscheinen (" Rückzahlungsscheine") für die Zahlung der Tilgungsraten**]]** **[falls die Schuldverschreibungen mit Zinsscheinen ausgegeben werden, einfügen:** mit beigefügten Globalzinsscheinen (jeweils ein "Globalzinsschein"**)]]** ausgetauscht. Die vorläufige Globalurkunde **[falls die Schuldverschreibungen mit Zinsscheinen ausgegeben werden, einfügen:** und jeder Globalzinsschein**]]** trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin**]** und die vorläufige Globalurkunde ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Die Einzelurkunden **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen ausgegeben werden, einfügen:** und die **[**Zinsscheine**][,]** **[**und**]** **[**Talons**]** **[**und Rückzahlungsscheine**]** tragen die faksimilierten Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin**]** und die Einzelurkunden sind von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen.**]**

(i) Im Fall von Schuldverschreibungen, die keine TEFRA D Schuldverschreibungen sind

[§ 1(3)(b) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *vorläufige Globalurkunde – Austausch*) **ist wie folgt zu ersetzen:**

[(b) Die vorläufige Globalurkunde ist an einem Tag (der "Austauschtag"), der nicht später als 180 Tage nach dem Tag der Ausgabe der vorläufigen Globalurkunde liegt, gegen Schuldverschreibungen in der in dem vorstehenden Absatz (a) vorgesehenen Form auszutauschen.**]**

(ii) Im Fall von TEFRA D Schuldverschreibungen

[§ 1(3)(b) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *vorläufige Globalurkunde – Austausch*) **ist wie folgt zu ersetzen:**

(b) Die vorläufige Globalurkunde wird an einem Tag (der "Austauschtag") gegen Schuldverschreibungen in der in dem vorstehenden Absatz (a) vorgesehenen Form ausgetauscht, der nicht weniger als 40 Tage nach dem Tag der Ausgabe der vorläufigen Globalurkunde liegen. Ein solcher Austausch soll nur nach Vorlage von Bescheinigungen erfolgen, wonach der oder die wirtschaftlichen Eigentümer der durch die vorläufige Globalurkunde verbrieften Schuldverschreibungen keine U. S.-Personen sind (ausgenommen bestimmte

Finanzinstitute oder bestimmte Personen, die Schuldverschreibungen über solche Finanzinstitute halten). Die Bescheinigungen müssen den Anforderungen entsprechen, welche sich aus den diesbezüglichen jeweils anwendbaren Verordnungen des Finanzministeriums der Vereinigten Staaten ergeben. Zinszahlungen auf durch eine vorläufige Globalurkunde verbriefte Schuldverschreibungen erfolgen erst nach Vorlage solcher Bescheinigungen. Eine gesonderte Bescheinigung ist hinsichtlich einer jeden solchen Zinszahlung erforderlich. Jede Bescheinigung, die am oder nach dem 40. Tag nach dem Tag der Ausgabe der vorläufigen Globalurkunde eingeht, wird als ein Ersuchen behandelt werden, diese vorläufige Globalurkunde gemäß Absatz (b) dieses § 1(3) auszutauschen. Wertpapiere, die im Austausch für die vorläufige Globalurkunde geliefert werden, sind nur außerhalb der Vereinigten Staaten (wie in § 4 Absatz (3) definiert) zu liefern.]

[§ 1(4) und (5) (WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN – *Clearing System/Gläubiger von Schuldverschreibungen*) **ist wie folgt zu ersetzen:**

(4) *Clearing System.* "Clearing System" bedeutet **[bei mehr als einem Clearing System einfügen:** jeweils**]** folgendes: **[**Clearstream Banking AG**]** **[**Clearstream Banking, société anonyme**]** **[**Euroclear Bank S. A./N. V., als Betreiberin des Euroclear Systems ("Euroclear")**][,]** **[**und**]** **[anderes Clearing System angeben].**

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet, in bezug auf die bei einem Clearing System oder einem sonstigen zentralen Wertpapierverwahrer hinterlegten Schuldverschreibungen, jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den hinterlegten Schuldverschreibungen und sonst, im Fall von Einzelurkunden, der Inhaber einer Einzelurkunde.

(6) *Bezugnahmen auf Schuldverschreibungen.* Bezugnahmen in diesen Emissionsbedingungen auf die "Schuldverschreibungen" schließen Bezugnahmen auf jede die Schuldverschreibungen verbriefende Globalurkunde und jede Einzelurkunde **[falls die Schuldverschreibungen mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen begeben werden, einfügen:** und die zugehörigen **[**Zinsscheine**][,]** **[**und**]** **[**Globalzinsscheine**][,]** **[**und**]** **[**Talons**]** **[**und Rückzahlungsscheine**]]** ein, es sei denn, aus dem Zusammenhang ergibt sich etwas anderes.**]**

Im Fall von variabel verzinslichen Schuldverschreibungen

[§ 3(1) (ZINSEN – *Zinszahlungstage*) **Unterabsatz (d) ist wie folgt zu ersetzen:**

(d) In diesem § 3 bezeichnet "Geschäftstag" einen Tag, der ein Tag (außer einem Samstag oder Sonntag) ist, an dem (i) Geschäftsbanken und Devisenmärkte Zahlungen am jeweiligen Ort der Vorlage abwickeln und (ii) das Clearing System sowie (iii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren angeben]]** **[falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** Zahlungen abwickeln.**]**

Im Fall von festverzinslichen Schuldverschreibungen

[§ 3(2) (ZINSEN – *Auflaufende Zinsen*) **ist wie folgt zu ersetzen:**

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen vom Tag der Fälligkeit, bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen, spätestens jedoch mit Ablauf des vierzehnten Tages nach der Bekanntmachung durch die Emissionsstelle gemäß § **[**12**]**, dass ihr die für die Rückzahlung der Schuldverschreibungen erforderlichen Mittel zur Verfügung gestellt worden sind in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich

festgelegten Satz für Verzugszinsen verzinst.]

Im Fall von variabel verzinslichen Schuldverschreibungen

[§ 3[(7)] (ZINSEN – *Auflaufende Zinsen*) **ist wie folgt zu ersetzen:**

[(7)**]** *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, erfolgt die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen vom Fälligkeitstag, bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen, spätestens jedoch mit Ablauf des vierzehnten Tages nach der Bekanntmachung durch die Emissionsstelle gemäß § **[**12**]**, dass ihr die für die Rückzahlung der Schuldverschreibungen erforderlichen Mittel zur Verfügung gestellt worden sind. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.]

Im Fall von Nullkupon-Schuldverschreibungen

[§ 3(2) (ZINSEN – *Auflaufende Zinsen*) **ist wie folgt zu ersetzen:**

(2) *Auflaufende Zinsen.* Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, fallen auf den ausstehenden Nennbetrag der Schuldverschreibungen ab dem Fälligkeitstag bis zum Tag der tatsächlichen Rückzahlung Zinsen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen an, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst; die Verzinsung endet jedoch spätestens mit Ablauf des vierzehnten Tages nach Bekanntmachung durch die Emissionsstelle gemäß § **[**12**]**, dass ihr die für die Rückzahlung der Schuldverschreibungen erforderlichen Mittel zur Verfügung gestellt worden sind.]

[§ 4(1)[(a)] (ZAHLUNGEN – *Zahlungen auf Kapital*) **ist wie folgt zu ersetzen:**

(1) **[**(a)**]** *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der entsprechenden Urkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten oder bei der bezeichneten Geschäftsstelle einer anderen Zahlstelle außerhalb der Vereinigten Staaten.]

[Im Fall von Raten-Schuldverschreibungen einfügen: Die Zahlung von Raten auf eine Raten-Schuldverschreibung mit Rückzahlungsscheinen erfolgt gegen Vorlage der Schuldverschreibung zusammen mit dem betreffenden Rückzahlungsschein und Einreichung dieses Rückzahlungsscheins und, im Falle der letzten Ratenzahlung gegen Einreichung der Schuldverschreibung bei der bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten. Rückzahlungsscheine begründen keinen Titel. Rückzahlungsscheine, die ohne die dazugehörige Schuldverschreibung vorgelegt werden, begründen keine Verpflichtungen der Emittentin. Daher berechtigt die Vorlage einer Raten-Schuldverschreibung ohne den entsprechenden Rückzahlungsschein oder die Vorlage eines Rückzahlungsscheins ohne die dazugehörige Schuldverschreibung den Gläubiger nicht, die Zahlung einer Rate zu verlangen.]

Im Fall von Schuldverschreibungen, die keine Nullkupon-Schuldverschreibungen sind

[§ 4(1)(b) (ZAHLUNGEN – *Zahlung von Zinsen*) **ist wie folgt zu ersetzen:**

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 gegen Vorlage und Einreichung der entsprechenden Zinsscheine oder, im Fall von nicht mit Zinsscheinen ausgestatteten Schuldverschreibungen oder im Fall von Zinszahlungen, die nicht an einem für Zinszahlungen vorgesehenen Tag fällig werden, gegen Vorlage der entsprechenden Schuldverschreibungen bei der bezeichneten Geschäftsstelle

der Emissionsstelle außerhalb der Vereinigten Staaten oder bei der bezeichneten Geschäftsstelle einer anderen Zahlstelle außerhalb der Vereinigten Staaten. Die Zahlung von Zinsen erfolgt nur außerhalb der Vereinigten Staaten, außer im Falle von Zahlungen in U. S. Dollar bei denen die Zahlung des Gesamtbetrages illegal ist oder durch alle außerhalb der Vereinigten Staaten befindlichen Zahlstellen aufgrund der Einführung von Devisenkontrollen oder ähnlichen Beschränkungen wirksam ausgeschlossen ist.

[Im Fall von TEFRA D Schuldverschreibungen einfügen: Die Zahlung von Zinsen auf Schuldverschreibungen, die durch eine vorläufige Globalurkunde verbrieft sind, erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems, und zwar nach ordnungsgemäßer Bescheinigung gemäß § 1 (3)(b).**]]**

Im Fall von Schuldverschreibungen, die mit Zinsscheinen, Talons und/oder Rückzahlungsscheinen begeben werden

[als § 4(1)(c) (ZAHLUNGEN – *Einreichung von* [*Zinsscheinen*] **[,]** [*und*] [*Talons*] [*und Rückzahlungsschemen*]) **ist einzufügen:**

(c) *Einreichung von* [*Zinsscheinen*] **[,]** [*und*] [*Talons*] [*und Rückzahlungsscheinen*]. Jede Schuldverschreibung, die anfänglich mit beigefügten [Zinsscheinen] [oder] [Talons] [oder Rückzahlungsscheinen] ausgegeben wurde, ist bei Rückzahlung vorzulegen und, außer im Falle einer Teilzahlung des Rückzahlungsbetrages, zusammen mit allen dazugehörigen noch nicht fälligen [Zinsscheinen]**[,]** [und] [Talons] [und Rückzahlungsscheinen] einzureichen; erfolgt dies nicht

[Im Fall von festverzinslichen Schuldverschreibungen einfügen: wird der Betrag der fehlenden noch nicht fälligen Zinsscheine (oder falls die Zahlung nicht vollständig erfolgt, der Anteil des Gesamtbetrages solcher fehlenden, nicht fälligen Zinsscheine, wie er dem Verhältnis zwischen dem tatsächlich gezahlten Betrag und der fälligen Summe entspricht) von dem ansonsten bei der Rückzahlung fälligen Betrag abgezogen**[,] [und] [.]]**

[Im Fall von variabel verzinslichen Schuldverschreibungen einfügen: werden alle nicht fälligen zugehörigen Zinsscheine (gleich, ob sie zusammen mit diesen eingereicht werden oder nicht) ungültig, und es erfolgt ab diesem Zeitpunkt keine Zahlung mehr auf sie**[,] [und] [.]]**

[Im Fall von Schuldverschreibungen, die anfänglich mit Talons ausgegeben werden, einfügen: werden sämtliche nicht fälligen Talons (gleich, ob sie zusammen mit diesen eingereicht werden oder nicht) ungültig und können nicht zu einem späteren Zeitpunkt gegen Zinsscheine ausgetauscht werden**[,] [und] [.]]**

[Im Fall von Schuldverschreibungen, die anfänglich mit Rückzahlungsscheinen ausgegeben werden, einfügen: werden sämtliche zugehörigen Rückzahlungsscheine, die in bezug auf die Zahlung einer Rate, die (wäre sie nicht zur Rückzahlung fällig geworden) an einem Tag nach Rückzahlung fällig geworden wäre (gleich, ob sie mit dieser Schuldverschreibung eingereicht wurde oder nicht) ungültig, und bei Vorlage zu einem späteren Zeitpunkt erfolgt auf sie keine Zahlung.]

[Im Fall von festverzinslichen Schuldverschreibungen, die anfänglich mit Zinsscheinen ausgegeben werden, einfügen: Werden Schuldverschreibungen mit einer Fälligkeit und einem Zinssatz oder Zinssätzen begeben, die dazu führen würden, dass bei Vorlage zur Zahlung dieser Schuldverschreibungen ohne dazugehörige noch nicht fällige Zinsscheine der wie vorstehend dargelegt in Abzug zu bringende Betrag den ansonsten zu zahlenden Rückzahlungsbetrag übersteigt, so werden diese noch nicht fälligen Zinsscheine (gleich, ob sie beigefügt sind oder nicht) zum Zeitpunkt der Fälligkeit solcher Schuldverschreibungen ungültig (und es erfolgt auf sie keine Zahlung), insoweit

als dies erforderlich ist, damit der gemäß der vorstehenden Regelung in Abzug zu bringende Betrag den vorgesehenen Rückzahlungsbetrag nicht übersteigt. Sofern die Anwendung des letzten Satzes die Entwertung einiger, aber nicht sämtlicher noch nicht fälliger Zinsscheine einer Schuldverschreibung erfordert, bestimmt die betreffende Zahlstelle, welche nicht fälligen Zinsscheine ungültig werden sollen, wobei zu diesem Zwecke später fällige Zinsscheine vor früher fälligen Zinsscheinen für ungültig zu erklären sind]

[Im Fall von Schuldverschreibungen, die anfänglich mit Talons ausgegeben werden, einfügen: Am oder nach dem Zinszahlungstag, an dem der letzte Zinsschein eines Zinsscheinbogens fällig wird, kann der im Zinsscheinbogen enthaltene Talon bei der bezeichneten Geschäftsstelle einer Zahlstelle im Austausch gegen einen weiteren Zinsscheinbogen (einschließlich ggf. eines weiteren Talons) eingereicht werden. Jeder Talon gilt für die Zwecke dieser Emissionsbedingungen als am Zinszahlungstag fällig, an dem der letzte im jeweiligen Zinsscheinbogen enthaltene Zinsschein fällig wird**]]**

[§ 4(2) (ZAHLUNGEN – *Zahlungsweise*) **ist wie folgt zu ersetzen:**

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen auf die Schuldverschreibungen zu leistende Zahlungen in **[festgelegte Währung einfügen]**

Im Fall von Zahlungen in einer anderen Währung als Euro oder US-Dollar einfügen:

[, und zwar durch in dieser Währung zahlbaren Scheck, ausgestellt auf eine Bank in dem Hauptfinanzzentrum des Landes der festgelegten Währung oder, nach Wahl des Zahlungsempfängers, durch Überweisung auf ein auf die festgelegte Währung lautendes Konto des Zahlungsempfängers, das dieser bei einer Bank in diesem Finanzzentrum unterhält.]

Im Fall von Zahlungen in Euro einfügen:

[, und zwar in bar oder durch in dieser Währung zahlbaren Scheck, ausgestellt auf eine Bank in einem Hauptfinanzzentrum eines Landes, das Teilnehmerstaat in der Europäischen Wirtschafts- und Währungsunion geworden ist, oder nach Wahl des Zahlungsempfängers, durch Überweisung auf ein auf diese Währung lautendes Konto, das der Zahlungsempfänger bei einer Bank in einem solchen Finanzzentrum unterhält.]

Im Fall von Zahlungen in US-Dollar einfügen:

[, und zwar durch in dieser Währung zahlbaren Scheck, ausgestellt auf eine Bank in New York City oder, nach Wahl des Zahlungsempfängers, durch Überweisung auf ein auf diese Währung lautendes Konto, das der Zahlungsempfänger bei einer Bank außerhalb der Vereinigten Staaten unterhält.]]

[§ 4(3) (ZAHLUNGEN – *Vereinigte Staaten*) **ist wie folgt zu ersetzen:**

(3) *Vereinigte Staaten.* Für die Zwecke des **[im Fall von TEFRA D Schuldverschreibungen einfügen:** § 1 (3) und des**]** Absatzes 1 **[im Fall von Zahlungen in US-Dollar einfügen:** und des Absatzes 2**]** dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des Districts of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).]

[§ 4(4) (ZAHLUNGEN – *Erfüllung*) **ist wie folgt zu ersetzen:**

(4) *Erfüllung.* Im Fall von Schuldverschreibungen, die über ein Clearing System gehalten werden, wird die Emittentin durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.]

[§ 4(5) (ZAHLUNGEN – *Zahltag*) **ist wie folgt zu ersetzen:**

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag, der ein Tag (außer einem Samstag oder Sonntag) ist, an dem (i) Geschäftsbanken und Devisenmärkte Zahlungen am jeweiligen Ort der Vorlage abwickeln und (ii) das Clearing System sowie (iii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren angeben]] [falls die festgelegte Währung Euro ist und im Falle von variabel verzinslichen Schuldverschreibungen, einfügen:** TARGET**] [falls die festgelegte Währung Euro ist und im Falle von Schuldverschreibungen, die keine variabel verzinslichen Schuldverschreibungen sind, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** *Zahlungen abwickeln.***]**

[§ 5[(3)](b)(ii) (RÜCKZAHLUNG – *Vorzeitige Rückzahlung nach Wahl der Emittentin*) **ist wie folgt zu ersetzen:**

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzten Fall den Gesamtnennbetrag und die Seriennummern der zurückzuzahlenden Schuldverschreibungen;**]**

[§ 5[(3)](c) (RÜCKZAHLUNG – *Vorzeitige Rückzahlung nach Wahl der Emittentin*) **ist wie folgt zu ersetzen:**

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen durch Los oder auf eine andere Art und Weise ermittelt, die der Emissionsstelle nach ihrem Ermessen als angemessen und billig erscheint.**]**

[§ 5[(4)](b) (RÜCKZAHLUNG – *Vorzeitige Rückzahlung nach Wahl des Gläubigers*) **ist wie folgt zu ersetzen:**

(b) Um dieses Wahlrecht auszuüben, hat der Gläubiger nicht weniger als **[Mindestkündigungsfrist einfügen]** Tage und nicht mehr als **[Höchstkündigungsfrist einfügen]** Tage vor dem Wahl-Rückzahlungstag (Put), an dem die Rückzahlung gemäß der Ausübungserklärung (wie nachstehend definiert) erfolgen soll, bei der bezeichneten Geschäftsstelle der Emissionsstelle oder einer anderen Zahlstelle während der normalen Geschäftszeiten eine ordnungsgemäß ausgefüllte Mitteilung zur vorzeitigen Rückzahlung ("Ausübungserklärung"), wie sie von der bezeichneten Geschäftsstelle der Emissionsstelle oder einer jeden Zahlstelle erhältlich ist, zusammen mit der entsprechenden Schuldverschreibung zu hinterlegen. Die Ausübung des Wahlrechts kann nicht widerrufen und die so hinterlegte Schuldverschreibung kann nicht zurückgenommen werden.**]**

Außer im Fall von Pfandbriefen

[ist nach § 7 (STEUERN) **Absatz (d) einzufügen:**

(e) von einer Zahlstelle abgezogen oder einbehalten werden, wenn eine andere Zahlstelle die Zahlung ohne einen solchen Abzug oder Einbehalt hätte leisten können, oder

(f) nicht zahlbar wären, wenn die Schuldverschreibungen bei einer Bank oder einem vergleichbaren Institut verwahrt worden wären und die Bank oder das vergleichbare Institut die Zahlungen eingezogen hätte.**]**

[§ 8 (VORLEGUNGSFRIST) **ist wie folgt zu ersetzen:**

§ 8
VORLEGUNGSFRIST, ERSETZUNG VON SCHULDVERSCHREIBUNGEN [FALLS DIE SCHULDVERSCHREIBUNGEN MIT ZINSSCHEINEN BEGEBEN WERDEN, EINFÜGEN: UND ZINSSCHEINEN]

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt. **[Falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen:** Die Vorlegungsfrist für Zinsscheine beträgt gemäß § 801 Absatz 2 BGB vier Jahre und beginnt mit dem Ablauf des Kalenderjahres, in dem der betreffende Zinsschein zur Zahlung fällig geworden ist.**]** Sollte eine Schuldverschreibung **[falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen:** oder ein Zinsschein**]** verloren gehen, gestohlen, beschädigt, unleserlich gemacht oder zerstört werden, so kann sie**[/er]** bei der bezeichneten Geschäftsstelle der Emissionsstelle vorbehaltlich der betreffenden Börsenbestimmungen und aller anwendbaren Gesetze ersetzt werden; dabei hat der Anspruchsteller alle dabei möglicherweise entstehenden Kosten und Auslagen zu zahlen und alle angemessenen Bedingungen der Emittentin hinsichtlich des Nachweises, der Sicherheit, einer Freistellung und dergleichen zu erfüllen. Eine beschädigte oder unleserlich gemachte Schuldverschreibung **[falls die Schuldverschreibungen mit Zinsscheinen begeben werden, einfügen:** oder ein solcher Zinsschein**]** muss eingereicht werden, bevor eine Ersatzurkunde ausgegeben wird.**]**

Falls die Schuldverschreibungen mit Zinsscheinen begeben werden

[§ [11](3) (BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG – *Entwertung*) **ist wie folgt zu ersetzen:**

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zusammen mit allen nicht fälligen und zusammen mit den Schuldverschreibungen eingereichten oder den Schuldverschreibungen beigefügten Zinsscheinen zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.**]**

[§ [12] (2) (MITTEILUNGEN – *Mitteilungen an das Clearing System*) **ist zu streichen]**

[§ [13] (4) (ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG – *Gerichtliche Geltendmachung*) **ist wie folgt zu ersetzen:**

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen, die über ein Clearing System gehalten werden, ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde oder der Einzelurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der vorläufigen Globalurkunde oder der Einzelurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das

berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FORM OF FINAL TERMS
(MUSTER – ENDGÜLTIGE BEDINGUNGEN)

[Date]
[Datum]

Final Terms
Endgültige Bedingungen

[Title of relevant Series of Notes]
issued pursuant to the

[Bezeichnung der betreffenden Serie der Schuldverschreibungen]
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: [ ] per cent.
Ausgabepreis: [ ]%

Issue Date: [ ][1] *Tag der Begebung: [ ][1]*

Series No: [ ]
Serien Nr.: [ ]

These are the Final Terms of an issue of [Notes (which term, where applicable, shall include Pfandbriefe)][Participation Certificates] under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the [Notes][Participation Certificates] is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von [Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein)][Genussscheinen] unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock

---

[1] The Issue Date is the date of payment and settlement of the Notes. In the case of free delivery, the Issue Date is the delivery date.
Der Valutierungstag ist der Tag, an dem die Schuldverschreibungen begeben und bezahlt werden. Bei freier Lieferung ist der Valutierungstag der Tag der Lieferung.

Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

[In case of Long-Form Conditions, insert:
***Im Fall von nicht Konsolidierten Bedingungen einfügen*:**

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the **[**Notes**]** **[**Participation Certificates**]** (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the **[**Notes**][**Participation Certificates**]** (the "Conditions").

*Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der **[**Schuldverschreibungen**][**Genussscheinen**]** (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.*

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

*Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die **[**Schuldverschreibungen**][**Genußscheine**]** anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen**]***

[In case of Integrated Conditions, insert:
***Im Fall von Konsolidierten Bedingungen einfügen*:**

The Conditions applicable to the **[**Notes**][**Participation Certificates**]** (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the **[**Notes**][**Participation Certificates**]** as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
*Die für die **[**Schuldverschreibungen**][**Genussscheine**]** geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der **[**Schuldverschreibungen**][**Genussscheine**]** und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor**]***

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions[2]
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions[3]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination[4]
Währung und Stückelung

Specified Currency [ ]

---

[2] To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

[3] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language. In the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Schuldverschreibungen maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Schuldverschreibungen insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptgeschäftsstelle der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

[4] The minimum denomination will be, if in euro, € 1,000, and, if in any currency other than euro, in an amount in such other currency equivalent to or exceeding the equivalent of € 1,000 at the time of the issue.
Die Mindeststückelung beträgt € 1.000, bzw. falls die Emission in einer anderen Währung als Euro erfolgt, einem Betrag in dieser anderen Währung, der zur Zeit der Emission dem Gegenwert von € 1.000 entspricht oder diesen übersteigt.

Festgelegte Währung

Aggregate Principal Amount [ ]
Gesamtnennbetrag

Specified Denomination(s) [ ]
Festgelegte Stückelung/Stückelungen

Number of Notes to be issued in each Specified Denomination [ ]
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen

Minimum Transfer Amount (specify) [ ]
Mindestnennbetrag für Übertragungen (angeben)

Form
Form

☐ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☐ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note** **[Yes/No]**
New Global Note *[Ja/Nein]*

☐ **TEFRA C**
TEFRA C

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**[5]
Weder TEFRA D noch TEFRA C

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

---

[5] Applicable only if Notes have a maturity of one year or less including any unilateral rollovers or extensions.
Nur anwendbar bei Schuldverschreibungen mit einer ursprünglichen Laufzeit von einem Jahr oder weniger einschließlich etwaiger einseitigen Verlängerungen.

☐ Definitive Notes
Einzelurkunden

Definitive Notes **[Yes/No]**
Einzelurkunden ***[Ja/Nein]***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify) [ ]
Sonstige (angeben)

STATUS (§ 2)[6]
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date [ ]
Verzinsungsbeginn

Rate of Interest [ ] per cent. per annum

---

6 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

Zinssatz	*[ ]% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	[ ] in each year *[ ] in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	[ ]
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	[ ]
Specified Interest Period(s)	[ ] [weeks/months/other – specify]
Festgelegte Zinsperiode(n)	*[ ] [Wochen/Monate/andere – angeben]*

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention *Modifizierte Folgender Geschäftstag-Konvention*	
☐ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	[ ] [months/other specify] [ ] *[Monate/andere angeben]*
☐ Following Business Day Convention *Folgender Geschäftstag-Konvention*	
☐ Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	[ ]

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	[ ]

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page — [ ]
Bildschirmseite

☐ Other (specify) — [ ]
Sonstige (angeben)

Screen page — [ ]
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination[7] — [specify details]
ISDA-Feststellung — *[Details einfügen]*

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) — [ ]
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — [ ] per cent. per annum
Marge — *[ ] % per annum*

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify) — [ ]
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest — [ ] per cent. per annum
Mindestzinssatz — *[ ] % per annum*

☐ Maximum Rate of Interest — [ ] per cent. per annum
Höchstzinssatz — *[ ] % per annum*

---

[7] ISDA Determination should only be applied in the case of Notes permanently represented by a Global Note because the ISDA Agreement and the ISDA Definitions have to be attached to the relevant Notes.
ISDA-Feststellung sollte nur dann gewählt werden, wenn die betreffenden Schuldverschreibungen durch eine Dauerglobalurkunde verbrieft werden, weil das ISDA-Agreement und die ISDA Definitions den Schuldverschreibungen beizufügen sind.

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction[8]
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) [ ]
Relevante(s) Finanzzentren(um) (alle angeben)

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☐ Maturity Date [ ]
Fälligkeitstag

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☐ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination) [ ]
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s) [ ]
Ratenzahlungstermin (e)

Instalment Amount(s) [ ]
Rate(n)

Early Redemption

---

8 Complete for all Notes.
Für alle Schuldverschreibungen auszufüllen.

Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**[Yes/No]** ***[Ja/Nein]***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**[Yes/No]** ***[Ja/Nein]***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]
Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder[9] ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**[Yes/No]** ***[Ja/Nein]***
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ] Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ] Tage*
Early Redemption Amount[10] ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[ ]
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	
☐ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))	[ ]

9 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

10 Not to be completed for Pfandbriefe.
Nicht auszufüllen für Pfandbriefe.

(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☐ Fiscal Agent
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s) [ ]
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	[ ]
Internet Address *Internetadresse*	[ ]
Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions[11]
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions[12]
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Date of general meeting *Datum der Hauptversammlung*	[ ]
Number of Participation Certificates *Anzahl der Stücke*	[ ]

---

[11] To be determined in consultation with the Issuer. It is anticipated that Long-Form Conditions will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered. Integrated Conditions will generally be used for Notes sold and distributed on a syndicated basis. Integrated Conditions will be required where the Notes are to be publicly offered, in whole or in part, or to be distributed, in whole or in part, to non-professional investors or when subordinated.
Die Form der Bedingungen ist in Abstimmung mit der Emittentin festzulegen. Es ist vorgesehen, daß nicht-konsolidierte Bedingungen für Schuldverschreibungen verwendet werden, die auf nicht syndizierter Basis verkauft und die nicht öffentlich zum Verkauf angeboten werden. Konsolidierte Bedingungen werden in der Regel für Schuldverschreibungen verwendet, die auf syndizierter Basis verkauft und vertrieben werden. Konsolidierte Bedingungen sind erforderlich, wenn die Schuldverschreibungen insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren verkauft oder öffentlich angeboten werden oder diese Schuldverschreibungen subordiniert sind.

[12] To be determined in consultation with the Issuer. It is anticipated that, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed, in the case of Participation Certificates sold and distributed on a syndicated basis, German will be the controlling language. In the case of Participation Certificates publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of Hypothekenbank in Essen Aktiengesellschaft.
In Abstimmung mit der Emittentin festzulegen. Es wird erwartet, daß vorbehaltlich geltender Börsen- oder anderer Bestimmungen und soweit nicht anders vereinbart, die deutsche Sprache für Genussscheine maßgeblich sein wird, die auf syndizierter Basis verkauft und vertrieben werden. Falls Genussscheine insgesamt oder teilweise öffentlich zum Verkauf in der Bundesrepublik Deutschland angeboten oder insgesamt oder teilweise an nicht berufsmäßige oder gewerbliche Investoren in der Bundesrepublik Deutschland verkauft werden, wird die deutsche Sprache maßgeblich sein. Falls bei einem solchen öffentlichen Verkaufsangebot oder Verkauf an nicht berufsmäßige oder gewerbliche Investoren die englische Sprache als maßgeblich bestimmt wird, wird eine deutschsprachige Übersetzung der Bedingungen bei der Hauptniederlassung der Hypothekenbank in Essen Aktiengesellschaft erhältlich sein.

Principal amount *Nennbetrag*	[ ]

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates *festverzinsliche Genussscheine*	
Rate of interest *Zinssatz*	[ ]
Interest Commencement Date *Verzinsungsbeginn*	[ ]
☐ Floating Rate Participation Certificates *variabel verzinsliche Genussscheine*	
Interest Commencement Date *Verzinsungsbeginn*	[ ]
Reference Dates *Referenztermine*	[ ]
Margin *Marge*	
Euribor Rate [three/six/nine/twelve month] *Euribor-Satz [drei/sechs/neun/zwölf Monate]*	
Screen Page *Bildschirmseite*	
Distribution Date(s) *Ausschüttungstag(e)*	[ ]
First Distribution Date *Erster Ausschüttungstag*	[ ]

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year [ ] *Ende Geschäftsjahr* [ ]
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate *Ausschüttungszinssatz*	
☐ Other (specify) *Sonstige (angeben)*	[ ]

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**
General Provisions (§ 1) ***Allgemeine Bestimmungen (§ 1)***	
☐ [Global] Mortgage Pfandbriefe *[Global] Hypothekenpfandbriefe*	
☐ [Global] Public-Sector Pfandbriefe *[Global] Öffentliche Pfandbriefe*	
Aggregate Principal Amount *Gesamtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]
Principal Amount *Nennbetrag*	[ ]
Number of Notes to be issued in the Principal Amount *Anzahl der im Nennbetragauszugebenden Schuldverschreibungen*	[ ]
Custodian for The Depository Trust Company *Verwahrer für The Depository Trust Company*	
☐ J. P. Morgan Trust Company, National Association	
☐ Other (specify) *Anderer (angeben)*	[ ]
Currency ***Währung***	
☐ EUR	
☐ USD	
Interest (§ 2) ***Zinsen (§ 2)***	
Rate of interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Interest Commencement Date *Verzinsungsbeginn*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ] *[ ] in jedem Jahr*
First Interest Payment Date *Erster Festzinstermin*	[ ] in each year
Initial Broken Amount *Anfänglicher Bruchteilzinsbetrag*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount *Abschließender Bruchteilzinsbetrag*	[ ]
Day Count Fraction	

Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date [ ]
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify) [ ]
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

[Specific Risk Factors[13]
Spezielle Risikofaktoren]

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer[14] ***Gründe für das Angebot***	[specify details] *[Einzelheiten einfügen]*
Estimated net proceeds[15] *Geschätzter Nettobetrag der Erträge*	[ ]
Estimated total expenses of the issue[16] *Geschätzte Gesamtkosten der Emission*	[ ]

---

13 Include only product specific risk factors which are not covered under "Risk Factors" in the Prospectus.
Nur produktbezogene Risikofaktoren aufnehmen, die nicht bereits im Abschnitt "Risk Factors" des Prospekts enthalten sind.

14 Not required for Notes with a Specified Denomination of at least € 50,000 which are not derivative securities to which Annex XII of the Commission Regulation (EC) 809/2004 of 29 April 2004 (the "Commision Regulation") applies. See "Use of Proceeds" wording in the Prospectus. If reasons for the offer is different from making profit and/or hedging certain risks include those reasons here.
Nicht erforderlich für Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000, bei denen es sich nicht um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung 809/2004 vom 29. April 2004 (die "EG-Verordnung") Anwendung findet. Siehe "Use of Proceeds" im Prospekt. Sofern die Gründe für das Angebot nicht in der Gewinnerzielung und/oder der Absicherung bestimmter Risiken bestehen, sind die Gründe hier anzugeben

15 If the Notes are derivative securities (i. e. if the final redemption amount may be less than 100 per cent. of the principal amount of a Note) to which Annex XII of the Commission Regulation applies it is only necessary to include disclosure of estimated net proceeds where disclosure regarding reasons for the offer is included. If proceeds are intended for more than one use will need to split out and present in order of priority.
Sofern es sich um derivative Wertpapiere (d. h. Wertpapiere, bei denen der Rückzahlungsbetrag geringer als 100 % des Nennbetrags sein kann) handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu dem geschätzten Nettoerlös nur dann zu veröffentlichen, wenn Angaben in diesen Endgültigen Bedingungen zu den Gründen für das Angebot gemacht worden sind. Sofern die Erträge für verschiedene Verwendungszwecke bestimmt sind, sind diese aufzuschlüsseln und nach der Priorität der Verwendungszwecke darzustellen.

16 If the Notes are derivative securities to which Annex XII of the Commission Regulation applies, it is only necessary to include disclosure of total expenses where disclosure regarding reasons for the offer is included.
Sofern es sich um derivative Wertpapiere handelt, auf die Anhang XII der EG-Verordnung Anwendung findet, sind Angaben zu den geschätzten Gesamtkosten nur dann zu veröffentlichen, wenn Angaben zu den Gründen für das Angebot gemacht worden sind.

Eurosystem eligibility[17]
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	[Yes/No]
Soll in EZB-fähiger Weise gehalten werden	*[Ja/Nein]*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☐ Common Code *Common Code*	[ ]
☐ ISIN Code *ISIN Code*	[ ]
☐ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	[ ]
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	[ ]

Yield[18]
Rendite

Yield *Rendite*	[ ]

Method of calculating the yield[19]
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**[20]
Zinssätze der Vergangenheit

Details of historic **[**EURIBOR**][**LIBOR**][**OTHER**]** rates can be obtained from **[**insert relevant Screen Page**]**
Einzelheiten der Entwicklung der ***[****EURIBOR****][****LIBOR****][****ANDERE****]*** *Sätze in der Vergangenheit können abgerufen werden unter* ***[****relevante Bildschirmseite einfügen****]***

☐ Details relating to the Performance of the **[**Index**][**Formula**][**other variable**]**.[21]
Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]**

---

17 Not to be completed prior to 1 July 2006. Thereafter, complete only if the Notes are to be kept in custody by a common safekeeper on behalf of the ICSDs. If "yes" is selected, the Notes must be issued in NGN form.
Vor dem 1. Juli 2006 nicht auszufüllen. Danach nur auszufüllen, falls die Schuldverschreibungen von einem common safekeeper im Namen der ICSDs gehalten werden sollen. Falls "ja" gewählt wird, müssen die Schuldverschreibungen als NGN begeben werden.

18 Only applicable for Fixed Rate Notes.
Nur für festverzinsliche Schuldverschreibungen anwendbar.

19 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000

20 Only applicable for Floating Rate Notes. Not required for Notes with a Specified Denomination of at least € 50,000.
Nur bei variabel verzinslichen Schuldverschreibungen anwendbar. Nicht anwendbar auf Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

21 Only applicable for Index-linked or other variable-linked Notes.
Nur bei Index Linked und Variable gebundenen Schuldverschreibungen anwendbar.

Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☐ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☐ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D[30]
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.[31]
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

[none] [specify details]
[keine] [Einzelheiten einfügen]

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing[32]
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject[33]

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[29] Only applicable for Dual Currency Notes. Need to include details of where past and future performance and volatility of the relevant rate(s) can be obtained. In case of Notes with a Specified Denomination of less than € 50,000 need to include a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.
Nur bei Doppelwährungs-Schuldverschreibungen anwendbar. Es sind Angaben darüber erforderlich, wo Informationen über die vergangene und künftige Wertentwicklung und Volatilität der maßgeblichen Wechselkurse eingeholt werden können. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger € 50.000 ist eine umfassende Erläuterung vorzunehmen, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insbesondere in Fällen, in denen die Risiken offensichtlich sind.

[30] Applicable only if Notes have a maturity of one year including any unilateral rollovers or extensions or less.
Nur für Schuldverschreibungen mit einer Laufzeit von einem Jahr oder weniger inklusive einseitiger Verlängerungen oder Erweiterungen.

[31] Unless specified in the Prospectus. Only applicable for Notes with a Specified Denomination of less than € 50,000 per Notes.
Soweit nicht bereits im Prospekt beschrieben. Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000 anwendbar.

[32] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur für Schuldverschreibungen mit Stückelung von weniger als € 50.000 pro Stück anwendbar.

[33] The following items only to be specified if applicable (in each case).
Einzelheiten zu nachstehenden Unterpunkten nur einfügen, falls jeweils anwendbar.

Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Placing and Underwriting[34]
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.[35]
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots]

Method of distribution [insert details]
Vertriebsmethode *[Einzelheiten einfügen]*

☐ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement[36]
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement [ ]
Hauptmerkmale des Übernahmevertrags

---

[34] Complete for all Notes.
Für alle Schuldverschreibungen ausfüllen.

[35] Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 anwendbar.

[36] Required only if issued on a syndicated basis in the case of Notes with a Specified Denomination of less than € 50,000 or derivative securities.
Nur erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 sowie derivaten Wertpapieren, wenn es sich jeweils um syndizierte Ziehungen handelt.

Management Details including form of commitment[37]
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) [ ]
Plazeur / Bankenkonsortium (Name und Adresse angeben)

☐ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions[38]
Provisionen

Management/Underwriting Commission (specify) [ ]
Management- und Übernahmeprovision (angeben)

Selling Concession (specify) [ ]
Verkaufsprovision (angeben)

Listing Commission [ ]
Börsenzulassungprovision

Other (specify) [ ]
Andere (angeben)

Stabilising Dealer(s)/Manager(s) **[insert details/None]**
Kursstabilisierender Dealer/Manager ***[Einzelheiten einfügen/keiner]***

Subscription Agreement[39] [ ]
Übernahmevertrag

– Date of subscription agreement [ ]
Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) [Yes/No]
Börsenzulassung(en) *[Ja/Nein]*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details) [ ]
Sonstige (Einzelheiten einfügen)

Date of admission[40] [ ]
Datum der Zulassung

Estimate of the total expenses related to admission to trading[41] [ ]

---

37 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

38 To be completed in consultation with the Issuer.
In Abstimmung mit der Emittentin auszufüllen.

39 Only applicable for Notes with a Specified Denomination of less than € 50,000 per Note.
Nur bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000 pro Stück anwendbar.

40 To be completed only if known.
Nur auszufüllen, soweit bekannt.

41 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading[42]
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details) **[ ]**
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment[43]
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☐ Not applicable **[specify details]**
Nicht anwendbar [Einzelheiten einfügen]

Rating[44] [ ]
Rating

Other relevant terms and conditions (specify) **[ ]**
Andere relevante Bestimmungen (einfügen)

[Listing:[45]
[Börsenzulassung:

The above Final Terms comprise the details required to list this issue of **[Notes]** [Pfandbriefe] pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from **[insert Issue Date for the [Notes] [Pfandbriefe]]**).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von [Schuldverschreibungen] [Pfandbriefen] unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem [Tag der Begebung der [Schuldverschreibungen] [Pfandbriefen] einfügen]) erforderlich sind.]

---

42 In case of a fungible issue, need to indicate that the original notes are already admitted to trading. Not required for Notes with a Specified Denomination of at least € 50,000.
Im Falle einer Aufstockung, die mit einer vorangegangenen Emission fungibel ist, ist die Angabe erforderlich, daß die ursprünglichen Schuldverschreibungen bereits zum Handel zugelassen sind. Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

43 Not required for Notes with a Specified Denomination of at least € 50,000.
Nicht erforderlich bei Schuldverschreibungen mit einer festgelegten Stückelung von mindestens € 50.000.

44 Do not complete, if the Notes are not rated on an individual basis. In case of Notes with a Specified Denomination of less than € 50,000, need to include a brief explanation of the meaning of the ratings if this has been previously published by the rating provider.
Nicht auszufüllen, wenn kein Einzelrating für die Schuldverschreibungen vorliegt. Bei Schuldverschreibungen mit einer festgelegten Stückelung von weniger als € 50.000, kurze Erläuterung der Bedeutung des Ratings wenn dieses vorher von der Ratingagentur erstellt wurde.

45 Include only in the version of the Final Terms which is submitted to the relevant stock exchange in the case of Notes to be listed on such stock exchange.
Nur in derjenigen Fassung der Endgültigen Bedingungen einfügen, die der betreffenden Börse, bei der die Schuldverschreibungen zugelassen werden sollen, vorgelegt wird.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

USE OF PROCEEDS

The net proceeds from each issue of unsubordinated Notes will be applied by the Issuer for its general financing purposes. The net proceeds from each issue of subordinated Notes will be used by the Issuer to strengthen its respective capital base to support the continuing growth of its respective business. In the case of issues of public-sector Pfandbriefe, the Issuer expects to use the proceeds for refinancing of public-sector loans and assets constituting substitute cover for public-sector Pfandbriefe currently financed by other means. Proceeds will in any event be used in accordance with all applicable laws and regulations, notably the Pfandbrief Act (*Pfandbriefgesetz*).

PFANDBRIEFE

The following is a description reduced to some of the more fundamental principles governing the law regarding Pfandbriefe and Pfandbrief Banks in summary form and without addressing all the laws' complexities and details. Accordingly, it is qualified in its entirety by reference to the applicable laws.

Introduction

Up to 18 July 2005, Essen Hyp operated as a mortgage bank (*Hypothekenbank*) under the Mortgage Bank Act in the version as published on 9 September 1998, as amended (*Hypothekenbankgesetz*). Since 19 July 2005, the Pfandbrief operations of the Bank are subject to the Pfandbrief Act of 27 May 2005 (*Pfandbriefgesetz*) which has come into force on 19 July 2005.

As from such date, the legislation accompanying the Pfandbrief Act, *i. e.,* the Act on the Reorganization of the Law on Pfandbriefe (*Gesetz zur Neuordnung des Pfandbriefrechts*), has rescinded all existing special legislation regarding the Pfandbrief business in Germany, including, *inter alia,* (i) the Mortgage Bank Act applicable to the existing mortgage banks being specialist institutions authorized to issue Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) covered by mortgage loans as well as Public Sector Pfandbriefe (*Öffentliche Pfandbriefe*) covered by obligations of public sector debtors (and, in either case, by certain other qualifying assets), (ii) the Act on Pfandbriefe and Related Bonds of Public-Law Credit Institutions (*Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten*) in the version as published on 9 September 1998, as amended, applicable to various types of public sector banks, including in particular the *Landesbanken,* in respect of Mortgage Pfandbriefe and Public Sector Pfandbriefe issued by them, and (iii) finally, the Ship Banking Act (*Schiffsbankgesetz*), as last amended on 5 April 2004, governing the operations of ship mortgage banks issuing Ship Mortgage Pfandbriefe (*Schiffspfandbriefe*).

The Pfandbrief Act abolishes the concept of specialist Pfandbrief institutions hitherto prevailing in respect of the existing mortgage banks and ship mortgage banks. It establishes a new and uniform regulatory regime for all German credit institutions. Since 19 July 2005, all German credit institutions are permitted, subject to authorization and further requirements of the Pfandbrief Act, to engage in the Pfandbrief business and to issue Mortgage Pfandbriefe, Public Sector Pfandbriefe as well as Ship Mortgage Pfandbriefe, and, from such date onwards, existing mortgage banks and ship mortgage banks will be authorized to engage in most other types of banking transactions, eliminating the limitations in respect of the scope of their permitted business which existed in the past. The Act thus creates a level playing field for all German credit institutions, including the *Landesbanken,* operating as universal banks and engaged in the issuance of Pfandbriefe.

German credit institutions wishing to take up the Pfandbrief business must obtain special authorization under the Bank Act (*Kreditwesengesetz*) from the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – **"BaFin"**) and, for that purpose, must meet some additional requirements as specified in the Pfandbrief Act.

Mortgage banks, such as Essen Hyp, and ship mortgage banks, operating as such up to 19 July 2005 as well as public sector banks (including the *Landesbanken*) carrying on the Pfandbrief business up to such date, are all grandfathered in respect of authorization for the particular type of Pfandbrief business in which they were engaged at such time. They are required, though, to give a comprehensive notice to the BaFin by 18 October 2005, failing which the BaFin may withdraw the authorization. Mortgage banks and ship mortgage banks are since 19 July 2005 also be authorized to engage in a broad spectrum of other banking transactions, including, *inter alia,* deposit taking, the extension of credits, the guarantee business, underwriting as well as others, up to then not permitted to be carried out by them, contrary to the *Landesbanken,* to which all types of banking transactions have always been open (subject to authorization).

The operations of all banks engaged in the issuance of Pfandbriefe are since 19 July 2005 regulated by the Pfandbrief Act and the Bank Act, and are subject to the prudential supervision of the BaFin. In particular, the BaFin will carry out audits of the assets forming part of any Cover Pool, regularly in bi-annual intervals.

In this summary, banks authorized to issue Pfandbriefe will generally be referred to as "Pfandbrief Banks" which is the term applied by the Pfandbrief Act.

Rules applicable to all Types of Pfandbriefe

Pfandbriefe are standardized debt instruments issued by a Pfandbrief Bank. The quality and standards of Pfandbriefe are strictly governed by provisions of the Pfandbrief Act and subject to the prudential supervision of the BaFin. Pfandbriefe generally are medium- to long-term bonds, typically with an original maturity of two to ten years, which are secured or "covered" at all times by a pool of specified qualifying assets (*Deckung*), as described below. Pfandbriefe are recourse obligations of the issuing bank, and no separate vehicle is created for their issuance generally or for the issuance of any specific series of Pfandbriefe. Pfandbriefe may not be redeemed at the option of the holders prior to maturity.

As mentioned before, Pfandbriefe may either be mortgage Pfandbriefe, Public Sector Pfandbriefe or Ship Mortgage Pfandbriefe. The outstanding Pfandbriefe of any one of these types must be covered by a separate pool of specified qualifying assets: a pool for Mortgage Pfandbriefe only, a pool only for Public Sector Pfandbriefe, and a pool covering all outstanding Ship Mortgage Pfandbriefe (each a **"Cover Pool"**). An independent trustee appointed by the BaFin has wide responsibilities in monitoring the compliance by the Pfandbrief Bank with the provisions of the Pfandbrief Act. In particular, the trustee monitors the sufficiency of the cover assets and maintains a register listing the assets provided as cover from time to time in respect of the Pfandbriefe of any given type.

The aggregate principal amount of assets in these Cover-Pools must at all times at least be equal to the aggregate principal amount of the outstanding Pfandbriefe issued against such Cover-Pool. Moreover, the aggregate interest yield on any such Cover-Pool must at all times be at least equal to the aggregate interest payable on all Pfandbriefe relating to the Cover-Pool. In addition, the coverage of all outstanding Pfandbriefe with respect to principal and interest must also at all times be ensured on the basis of the present value (*Barwert*). Finally, the present value of the assets contained in the Cover-Pool must exceed the total amount of liabilities from the corresponding Pfandbriefe and derivatives by at least 2 per cent (*sichernde Überdeckung*).

Such 2 per cent excess cover must consist of highly liquid assets. Qualifying assets for the excess cover are (i) debt securities of the German government, a special fund of the German government, a German state, the European Communities, the states comprising the European Economic Area, Switzerland, the United States, Canada, Japan, any other European state with full OECD member status, the European Investment Bank, the IBRD-World Bank, the Council of Europe Development Bank, or the European Bank for Reconstruction and Development; (ii) debt securities guaranteed by any of the foregoing entities; and (iii) credit balances maintained with the European Central Bank, the central banks of the member states of the European Union and appropriate credit institutions.

The Pfandbrief Bank must record in the register of cover assets for any Pool of a given Pfandbrief type each asset and the liabilities arising from derivatives. Derivatives may be entered in such register only with the consent of the trustee and the counterparty.

The Pfandbrief Bank must command over an appropriate risk management system meeting the requirements specified in detail in the Pfandbrief Act and must comply with comprehensive disclosure requirements on a quarterly and annual basis set out in detail in the Pfandbrief Act.

Cover Pool for Mortgage Pfandbriefe

The principal assets qualifying for the Cover Pool for Mortgage Pfandbriefe are loans secured by mortgages which may serve as cover up to the initial 60 per cent of the value of the property, as assessed by experts of the Pfandbrief Bank not taking part in the credit decision, in accordance with comprehensive evaluation rules designed to arrive at the fair market value of the property. Moreover, the mortgaged property must be adequately insured against relevant risks.

The property that may be encumbered by the mortgages must be situated in a state of the European Economic Area, Switzerland, the United States, Canada or Japan.

In addition, the Cover Pool for Mortgage Pfandbriefe may comprise a limited portion of other assets as follows: (i) equalization claims converted into bonds; (ii) subject to certain qualifications, those assets which may also be included in the 2 per cent excess cover described above up to a total sum of 10 per cent of the aggregate principal amount of outstanding Mortgage Pfandbriefe; (iii) the assets which may also be included in the Cover Pool for Public Sector Pfandbriefe referred to below, up to a total of 20 per cent of the aggregate principal amount of outstanding Mortgage Pfandbriefe, whereby the assets pursuant to (ii) above will be deducted, and, finally, (iv) claims arising under interest rate and currency

swaps as well as under other qualifying derivatives contracted under standardized master agreements with certain qualifying counterparties, provided that it is assured that the claims arising under such derivatives will not be prejudiced in the event of the insolvency of the Pfandbrief Bank or any other Cover Pool maintained by it. The amount of the claims of the Pfandbrief Bank arising under derivatives which are included in the Cover Pool measured against the total amount of all assets forming part of the Cover Pool as well as the amount of the liabilities of the Pfandbrief Bank arising from such derivatives measured against the aggregate principal amount of the outstanding Mortgage Pfandbriefe plus the liabilities arising from derivatives may in either case not exceed 12 per cent, calculated in each case on the basis of the net present values.

Cover Pool for Public Sector Pfandbriefe

The Cover Pool for Public Sector Pfandbriefe may comprise payment claims under loans, bonds or similar transactions of a wide spectrum of states and other public instrumentalities, including, but not limited to: (i) the German government as well as any German state, municipality or other qualifying public body in Germany; (ii) any state of the European Economic Area, Switzerland, the United States, Canada or Japan; (iii) any other European state with full OECD member status; (iv) the regional governments and local territorial authorities if certain solvability conditions are met; (v) non-profit administrative authorities controlled by the central or regional governments or local territorial authorities of the states comprising the European Economic Area, provided that certain solvability conditions are met; (vi) the European Investment Bank, the IBRD-World Bank, the Council of Europe Development Bank, or the European Bank for Reconstruction and Development; and, finally, (vii) any entity the obligations of which are guaranteed by a public entity referred to or mentioned in (i) through (iv) and (vi) above.

The Cover Pool may furthermore include the following assets: (i) equalization claims converted into bonds; (ii) credit balances maintained with the European Central Bank, a central bank of any EU member state or a suitable credit institution, up to a total sum of the aggregate principal amount of outstanding Public Sector Pfandbriefe; and (iii) claims arising under derivatives as mentioned above, subject to the conditions and restrictions described in such paragraph. The limitations which apply to Mortgage Pfandbriefe apply here as well.

Cover Pool for Ship Mortgage Pfandbriefe

The principal assets of the Cover Pool for Ship Mortgage Pfandbriefe are loans secured by ship mortgages. Any such mortgage may serve as cover up to an amount not exceeding 60 per cent of the fair market value of the ship. Furthermore, the ship must be adequately insured against relevant risks.

In addition, the Cover Pool for Ship Mortgage Pfandbriefe may include other assets of the kind which qualify for a Cover Pool of Mortgage Pfandbriefe (see above).

Insolvency Proceedings

In the event of the institution of insolvency proceedings over the assets of the Pfandbrief Bank, any Cover Pool maintained by it would not be part of the insolvency estate, and, therefore, such insolvency would not automatically result an insolvency of any Cover Pool. Only if at the same time or thereafter the relevant Cover Pool were to become insolvent, separate insolvency proceedings would be initiated against such Cover Pool by the BaFin. In this case, holders of Pfandbriefe would have the first claim on the respective Cover Pool. Their preferential right would also extend to interest on the Pfandbriefe accrued after the commencement of insolvency proceedings. Furthermore, but only to the extent that holders of Pfandbriefe suffer a loss, holders would also have recourse to any assets of the Pfandbrief Bank not included in the Cover Pools. As regards those assets, holders of the Pfandbriefe would rank equal with other unsecured and unsubordinated creditors of the Pfandbrief Bank.

One or two administrators (*Sachwalter* – **"Administrator"**) will be appointed in the case of the insolvency of the Pfandbrief Bank to administer each Cover Pool for the sole benefit of the holders of Pfandbriefe. The Administrator will be appointed by the court having jurisdiction at the location of the head office of the Pfandbrief Bank at the request of the BaFin before or after the institution of insolvency proceedings. The Administrator will be subject to the supervision of the court and also of the BaFin with respect to the duties of the Pfandbrief Bank arising in connection with the

administration of the assets included in the relevant Cover Pool. The Administrator will be entitled to dispose of the Cover Pool's assets and receive all payments on the relevant assets to ensure full satisfaction of the claims of the holders of Pfandbriefe. To the extent, however, that those assets are obviously not necessary to satisfy such claims, the insolvency receiver of the Pfandbrief Bank is entitled to demand the transfer of such assets to the insolvency estate.

Subject to the consent of the BaFin, the Administrator may transfer all or part of the cover assets and the liabilities arising from the Pfandbriefe issued against such assets to another Pfandbrief Bank.

Pfandbriefe under the Mortgage Bank Act

As mentioned at the beginning of the Introduction of this section on "Pfandbriefe", up to 18 July 2005 Essen Hyp's Pfandbrief business was governed by the Mortgage Bank Act under which the Bank issued Mortgage Pfandbriefe, on principles which were in many aspects comparable to a considerable extent to those applying under the Pfandbrief Act.

TAXATION

The following is a general discussion of certain German and Luxembourg tax consequences of the acquisition and ownership of Notes. This discussion does not purport to be a comprehensive description of all tax considerations which may be relevant to a decision to purchase Notes. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws (including tax treaties) currently in force and as applied on the date of this Prospectus, in the Federal Republic of Germany and the Grand-Duchy of Luxembourg, which are subject to change, possibly with retroactive or retrospective effect.

PROSPECTIVE PURCHASERS OF NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAXES, UNDER THE TAX LAWS APPLICABLE IN THE FEDERAL REPUBLIC OF GERMANY, THE GRAND DUCHY OF LUXEMBOURG AND EACH COUNTRY OF WHICH THEY ARE RESIDENTS.

1. Federal Republic of Germany

Tax Residents

Payments of interest on the Notes to persons who are tax residents of Germany (*i. e.*, persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) are subject to German personal or corporate income tax (plus solidarity surcharge (*Solidaritätszuschlag*)). Such interest may also be subject to trade tax if the Notes form part of the property of a German trade or business.

Upon the disposition of a Note carrying interest a holder of the Note will also have to include in his taxable income any consideration invoiced separately for such portion of the interest of the current interest payment period which is attributable to the period up to the disposition of the Note ("**Accrued Interest**"). Accrued Interest paid upon the acquisition of the Notes may be declared as negative income if the Note is held as a non-business asset.

If for the determination of the issue price of the Note the redemption amount is reduced by a discount or if the redemption amount is increased as compared with the issue price of the Note (as, for example, in the case of a discounted Note or a Note with accrued interest added), the difference between the redemption amount and the issue price of the Note ("**Original Issue Discount**") realized when a Note held as a non-business asset is redeemed to its initial subscriber will be taxable investment income, however, only if the Original Issue Discount exceeds certain thresholds; in such case, the Note qualifies as a financial innovation under German tax law.

If the Note qualifies as a financial innovation (*Finanzinnovation*) (including, among other things, zero coupon notes or other discounted Notes or Notes with accrued interest added as well as floating rate notes) and is disposed of while outstanding or redeemed at maturity, such portion of the proceeds from the disposition of the Note or of the redemption amount of the Note which equals the yield to maturity of the Note attributable to the period over which the holder has held such Note, minus interest, including Accrued Interest, already taken into account, will be subject to income tax (plus solidarity surcharge), provided the holder of the Note is an individual. The yield to maturity is determined by taking into account the Original Issue Discount. If the Notes do not have a predetermined yield to maturity (e. g. in the case of floating rate Notes) or the holder does not give proof thereof, the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price of the Note is subject to income tax (plus solidarity surcharge) in the year of the disposition, assignment, or redemption of the Note. Where the Note is issued in a currency other than euro, such difference will be computed in the foreign currency. Where a Note forms part of the property of a German trade or business, in each fiscal year the yield to maturity of the Note to the extent attributable to such period has to be taken into account as interest income by the initial subscriber of the Note and is subject to personal or corporate income tax (plus solidarity surcharge) and trade tax.

Capital gains from the disposition of Notes, other than income described in the preceding paragraph, are only taxable to a German tax-resident individual if the Notes are disposed of within one year after

their acquisition or form part of the property of a German trade or business. In the latter case the capital gains may also be subject to trade tax.

Capital gains derived by German-resident corporate holders of Notes will be subject to corporate income tax (plus solidarity surcharge) and trade tax, even if the Notes do not qualify as financial innovations.

If the Notes are held in a custodial account which the Holder maintains with a German branch of a German or non-German bank or financial services institution (the **"Disbursing Agent"**) a 30 % withholding tax on interest payments (*Zinsabschlag*), plus 5.5 % solidarity surcharge on such tax, will be levied, resulting in a total tax charge of 31.65 % of the gross interest payment. Withholding tax is also imposed on Accrued Interest. If the Notes qualify as financial innovations, as explained above, withholding tax at the aforementioned total rate will also be withheld from the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price of the Notes if the Note has been kept in a custodial account with such Disbursing Agent since the time of issuance or acquisition, respectively. If the Notes have been transferred into the custodial account of the Disbursing Agent only after such point in time, withholding tax at the aforementioned rate will be levied on a lump-sum basis on 30 % of the proceeds from the disposition, assignment or redemption of the Notes. Where the Note is issued in a currency other than euro, the aforementioned difference will be computed in the foreign currency.

In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest paid by the holder of a Note to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of a Note is an individual (i) whose Note does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (*Freistellungsauftrag*) with the Disbursing Agent but only to the extent the interest income derived from the Note together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption certificate. Similarly, no withholding tax will be deducted if the holder of the Note has submitted to the Disbursing Agent a certificate of non-assessment (*Nichtveranlagungsbescheinigung*) issued by the relevant local tax office.

Withholding tax and the solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the Holder to a refund, based on an assessment to tax.

Nonresidents

Interest, including Accrued Interest and (in the case of financial innovations) Original Issue Discount, and capital gains are not subject to German taxation, unless (i) the Notes form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in Germany by the holder of a Note or (ii) the interest income otherwise constitutes German source income (such as income from the letting and leasing of certain German-situs property). If the nonresident of Germany is subject to German taxation with income from the Notes, a tax regime similar to that explained above at "Tax Residents" applies; capital gains from the disposition of Notes are, however, only taxable in the case of (i).

Nonresidents of Germany are, in general, exempt from German withholding tax on interest and the solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the Notes are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above at "Tax Residents".

Inheritance and Gift Tax

No inheritance or gift taxes with respect to any Note will arise under the laws of Germany, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or, in the case of gift tax, neither the donor nor the donee, is a resident of Germany and such Note is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in Germany. Exceptions from this rule apply to certain German citizens who previously maintained a residence in Germany.

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Notes. Currently, net assets tax is not levied in Germany.

2. Grand Duchy of Luxembourg

Non-Residents

Under the existing laws of Luxembourg and except as provided for by the Luxembourg law of 20 June 2005 implementing the EU Savings Tax Directive (as defined below), there is no withholding tax on the payment of interest on, or reimbursement of principal of, the Notes made to non-residents of Luxembourg.

Under the Luxembourg law of 20 June 2005 implementing the EU Savings Tax Directive and as a result of ratification by Luxembourg of certain related Accords with the relevant dependent and associated territories, payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual or certain residual entities as defined by the law, who, as a result of an identification procedure implemented by the paying agent, are identified as residents or or are deemed to be residents of an EU Member State other than Luxembourg or certain of those dependent or associated territories referred to under "EU Savings Tax Directive" below, will be subject to a withholding tax unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her country of residence or deemed residence or has provided a tax certificate from his/her fiscal authority in the format required by law to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15 % during the first three-year period starting 1 July 2005, at a rate of 20 % for the subsequent three-year period and at a rate of 35 % thereafter.

When used in the preceding paragraph "interest" and "paying agent" have the meaning given thereto in the Luxembourg law of 20 June 2005 (or the relevant Accords). "Interest" will include accrued or capitalised interest at the sale, repayment or redemption of the Notes. "Paying agent" is defined broadly for this purpose and in the context of the Notes means any economic operator established in Luxembourg who pays interest on the Notes to or ascribes the payment of such interest to or for the immediate benefit of the beneficial owner, whether the operator is, or acts on behalf of, the Issuer or is instructed by the beneficial owner to collect such payment of interest.

Payments of interest or similar income under the Notes to CBF, CBL and Euroclear and payments by or on behalf of Clearstream Banking, *société* anonyme, Luxembourg, to financial intermediaries will not give rise to a withholding tax under Luxembourg law.

Residents

Interest on Notes paid by a Luxembourg paying agent to an individual holder who is a resident of Luxembourg will be subject to a withholding tax of 10% which will operate a full discharge of income tax due on such payments.

Interest on Notes paid by a Luxembourg paying agent to residents of Luxembourgwhich are not individuals will not be subject to any withholding tax.

3. EU Savings Tax Directive

On 3 June 2003 the Council of the European Union approved a directive on the taxation of savings income in the form of interest payments (the "EU Savings Tax Directive"). Accordingly, each EU Member State must require paying agents (within the meaning of such directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the EU Savings Tax Directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the EU Savings Tax Directive at a rate of 15 % for the first three years from application of such provisions of the directive, of 20 % for the subsequent three years, and of 35 % from the seventh year after application of the provisions of such directive.

In conformity with the prerequisites for the application of the EU Savings Tax Directive, Switzerland, Liechtenstein, San Marino, Monaco and Andorra have confirmed that from 1 July 2005, they will apply measures equivalent to those contained in such directive, in accordance with agreements entered into by them with the European Community. It has also been confirmed that certain dependent or associated territories (the Channel Islands, the Isle of Man and certain dependent or associated territories in the Caribbean) will apply from that same date an automatic exchange of information or, during the transitional period described above, a withholding tax in the described manner. Consequently, the Council of the European Union noted that the conditions have been met to enable the provisions of the EU Savings Tax Directive to enter into force as from 1 July 2005.

By legislative regulations dated 26 January 2004 the German Federal Government enacted the provisions for implementing the EU Savings Tax Directive into German law. These provisions apply as from 1 July 2005.

Holders who are individuals should note that the Issuer will not pay additional amounts under § 7(c) of the Terms and Conditions of the Notes in respect of any withholding tax imposed as a result of the EU Savings Tax Directive.

SELLING RESTRICTIONS

The Dealers have in an amended and restated dealer agreement (the**"Dealer Agreement"**) dated 28 April 2006 agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under **"Terms and Conditions"** of the Notes above.

1. General

Each Dealer has represented and agreed that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes the Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers has represented that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other additional or different restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

2. European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Relevant Member State in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "**offer of Notes to the public**" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

3. United Kingdom of Great Britain and Northern Ireland ("United Kingdom")

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) in relation to Notes which have a maturity of less than one year (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their business or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their business where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, as amended ('**FSMA**") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

4. United States of America

(a) Each Dealer has acknowledged that the Notes have not been and will not be registered under the Securities Act, and, except as provided in the applicable Final Terms with respect to Notes with a maturity on the Issue Date of one year or less, may not be offered or sold within the United States or to, or for the account or benefit of, U. S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

(b) Each Dealer has represented and agreed that it has not offered and sold any Notes, and will not offer and sell any Notes constituting part of its allotment within the United States or to, or for the account or benefit of a U. S. person, except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act. Accordingly, each Dealer further has represented and agreed that neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to any Note, it and they have complied and will comply with the offering restrictions requirements of Regulation S, and it and they will not offer or sell the Notes in the United States by any form of general solicitation or general advertising within the meaning of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

(c) Each Dealer who has purchased Notes of a Tranche hereunder (or in the case of a sale of a Tranche of Notes issued to or through more than one Dealer, each of such Dealers as to the Notes of such Tranche purchased by or through it or, in the case of a syndicated issue, the relevant Lead Manager) shall determine and notify to the Fiscal Agent the completion of the distribution of the Notes of such Tranche. On the basis of such notification or notifications, the Fiscal Agent has agreed to notify such Dealer/Lead Manager of the end of the distribution compliance period with respect to such Tranche. Each Dealer also has agreed that, at or prior to confirmation of any sale of Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the distribution compliance period a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the U. S. Securities Act of 1933 (the **"Securities Act"**) and no Dealer (or persons covered by Rule 903 (c)(2)(iv)) may offer or sell any Notes constituting part of its allotment within the United States or to, or for the account or benefit of, U. S. persons except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

Terms used in the above paragraph have the meanings given to them by Regulation S.

Each Dealer has represented and agreed that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of Notes, except with its affiliates or with the prior written consent of the Issuer.

(d) Notes, other than Notes with a maturity of one year or less including unilateral rollovers or extensions and Pfandbriefe issued in the form of Global Pfandbriefe, will be issued in accordance with the provisions of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D) (the **"D Rules"**), or in accordance with the provisions of United States Treasury Regulations Section 1.163-5(c)(2)(i)(C) (the **"C Rules"**), as specified in the applicable Final Terms.

In addition, in respect of Notes issued in accordance with the D Rules, each Dealer has represented and agreed that:

(i) except to the extent permitted under the D Rules, (x) it has not offered or sold, and during the restricted period will not offer or sell, Notes to a person who is within the United States or its possessions or to a United States person, and (y) such Dealer has not delivered and will not deliver within the United States or its possessions definitive Notes that are sold during the restricted period;

(ii) it has and throughout the restricted period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(iii)if such Dealer is a United States person, it has represented that it is acquiring the Notes for purposes of resale in connection with their original issuance and if such Dealer retains Notes for its own account, it will only do so in accordance with the requirements of United State Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6);

(iv)with respect to each affiliate that acquires from such Dealer Notes in bearer form for the purposes of offering or selling such Notes during the restricted period, such Dealer either (x) repeats and confirms the agreements contained in sub-clauses (i), (ii) and (iii) on such affiliate's behalf or (y) agrees that it will obtain from such affiliate for the benefit of the Issuer the agreements contained in sub-clauses (i), (ii) and (iii) and

(v) Such Dealer will obtain for the benefit of the Issuer the representations and agreements contained in sub-clauses (i), (ii), (iii) and (iv) from any person other than its affiliate with whom it enters into a written contract, as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i) (D) (4), for the offer and sale during the restricted period of Notes.

Terms used in the above paragraph have the meanings given to them by the U. S. Internal Revenue Code of 1986, as amended, and regulations thereunder, including the D Rules.

In addition, in respect of Notes issued in accordance with the C Rules, Notes must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, Notes within the United States or its possessions in connection with their original issuance. Further, each Dealer has represented and agreed in connection with the original issuance of Notes, that it has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if such purchaser is within the United States or its possessions and will not otherwise involve its U. S. office in the offer or sale of Notes. Terms used in this paragraph have the meanings given to them by the U. S. Internal Revenue Code of 1986, as amended, and regulations thereunder, including the C Rules.

(e) Each issue of index-, commodity- or currency-linked Notes shall be subject to such additional U. S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issue and purchase of such Notes, which additional selling restrictions shall be set out in the Final Terms. Each Dealer has agreed that it shall offer, sell and deliver such Notes only in compliance with such additional U. S. selling restrictions.

5. Switzerland

Each Dealer has agreed that it has only offered or sold and will only offer or sell Notes in Switzerland in compliance with all applicable laws and regulations in force in Switzerland, and will, to the extent necessary, obtain any consent, approval or permission required, if any, for the offer or sale by it of Notes under the laws and regulations in force in Switzerland. Only the Prospectus (as amended or supplemented) and any other information incorporated therein by reference and required to ensure compliance with the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland (in particular, additional and updated corporate and financial information that shall be provided by the Issuer) may be used in the context of a public offer in or into Switzerland. Each Dealer has agreed that all of such documents and information shall be furnished to any potential purchaser in Switzerland upon request in such manner and at such times as shall be required by the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland.

6. Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948) (as amended) (the **"Securities and Exchange Law"**) and are subject to the Special Taxation Measures Law of Japan (Law No. 26 of 1957) (as amended) (the**"Special Taxation Measures Law"**). Each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell Notes in Japan or to any person resident in Japan for Japanese securities law purposes (including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law.

GENERAL INFORMATION

Application has been made to the Commission, which is the Luxembourg competent authority for the purpose of the Prospectus Directive for its approval of this Prospectus.

1. Listing and Admission to Trading

Application has been made to the Luxembourg Stock Exchange for Notes (including Pfandbriefe) issued under this Prospectus to be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to be listed on the Luxembourg Stock Exchange.

However, Notes may be issued pursuant to the Programme which will not be listed on the Luxembourg Stock Exchange or any other stock exchange or which will be listed on such stock exchange as the Issuer and the relevant Dealer(s) may agree.

For listing purposes, the Luxembourg Stock Exchange has allocated

- number **12073** to the base prospectus of Essen Hyp allowing Essen Hyp to issue non-equity securities,
- number **13189** to the base prospectus of Essen Hyp allowing Essen Hyp to issue Pfandbriefe.

The above-mentioned documents are available for inspection at the head office of the Paying Agent in Luxembourg, BNP Paribas Securities Services, Luxembourg Branch 23, Avenue de la Porte Neuve, L-2085 Luxembourg.

Undertaking

The Issuer has undertaken to publish a supplement to this Prospectus or to publish a new Prospectus if and when the information herein should become materially inaccurate or incomplete or in the event of any significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of the Notes and, where approval by the Commission of any such document is required, upon such approval having been given, all of which will be for use in connection with any subsequent offering of Notes to be listed on the Luxembourg Stock Exchange.

If the Terms and Conditions of the Notes (as set out in the Prospectus) are modified or amended in a manner which would make the Prospectus, as supplemented, inaccurate or misleading, a new Prospectus will be prepared to the extent required by law.

The Issuer will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of the Prospectus (or any document incorporated by reference in the Prospectus). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

As long as any Notes are outstanding and listed on the Luxembourg Stock Exchange, information will be communicated to the Holders of the Notes in accordance with Luxembourg Stock Exchange regulations and recommendations.

2. Post-Issuance Information

The Issuer will not provide post-issuance information with regard to derivative securities within the meaning of Annex XII of the Commission Regulation (EC) No. 809/2004 of 29 April 2004.

3. Paying Agent

As long as the Notes are listed on the Luxembourg Stock Exchange, a Paying Agent will be maintained in Luxembourg.

4. Authorisations

The establishment of the Programme and the issue of each series of Notes under the Programme was duly authorised by the Board of Managing Directors of Essen Hyp on 4 May 1998. The increase of the Programme Amount from € 10,000,000,000 to € 15,000,000,000 was duly authorised by the Board of Managing Directors of Essen Hyp on 7 August 2001. The increase of the Programme Amount from € 15,000,000,000 to € 20,000,000,000 was duly authorised by the Board of Managing Directors of Essen Hyp on 28 June 2002. The increase of the Programme Amount from € 20,000,000,000 to € 30,000,000,000 was duly authorised by the Board of Managing Directors of Essen Hyp on 21 March 2006.

5. Documents on Display

For the life of the Programme copies of the Articles of Association of the Issuer as well as of the Annual Reports for the financial years ended 31 December 2004 and 2005 are available for inspection at the address of the head office of the Issuer and at the office of the Paying Agent in Luxembourg at the address set out on the last page of this Prospectus. In addition, Annual Reports are also available on the website www.essenhyp.com/en/financial_reports/index.php.

DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by Reference

The following documents are incorporated by reference into this Prospectus:

1. The Annual Report of Essen Hyp for the financial year ended 31 December 2005.
2. The Annual Report of Essen Hyp for the financial year ended 31 December 2004.
3. The Cash Flow Statement of Essen Hyp for the financial year ended 31 December 2004.

Comparative Table of Documents incorporated by Reference

Page	Section	Pages of document incorporated by reference
33	Hypothekenbank in Essen, Historical Financial Information	Annual Report 2004 of Essen Hyp
		Management Report (p. 18 – p. 51 and p. 58 – p.83)
		Annual Accounts
		Balance Sheet, (p. 86 – p. 87) Profit and Loss Account, (p. 88) Notes, (p. 89 – p. 104) Auditors' Report (p. 105)
		Cash Flow Statement 2004 (whole document)
		Annual Report 2005 of Essen Hyp
		Management Report (p. 38 – p. 97) incl. Cash Flow Statement (p. 68 – p. 69)
		Annual Accounts
		Balance Sheet, (p. 100 – p. 101) Profit and Loss Account, (p. 102) Notes, (p. 103 – p. 122) Auditors' Report, (p. 123)

Any information not listed in the above mentioned comparative table of documents incorporated by reference, but included in the documents incorporated by reference is given for information purposes only.

Availability of Incorporated Documents

Any document incorporated herein by reference will be published on the website of the Luxembourg Stock Exchange (www.bourse.lu) and will be available for inspection, at the specified offices of the head office of the Paying Agent in the city of Luxembourg and may be obtained via internet at www.essenhyp.com/en/financial_reports/index.php during normal business hours.

Issuer

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstrasse 1
D-45127 Essen

Arrangers

Commerzbank Aktiengesellschaft
Kaiserplatz
D-60261 Frankfurt am Main

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
GB-London EC1A 1HQ

Dealers

ABN AMRO Bank N. V.
250 Bishopsgate
GB-London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
GB-London E14 4BB

Calyon
9, Quai du Président Paul Doumer
F-92920 Paris La Defense Cedex

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
GB-London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserplatz
D-60261 Frankfurt am Main

Deutsche Bank Aktiengesellschaft
Große Gallusstrasse 10-14
D-60272 Frankfurt am Main

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank,
Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

HSBC Bank plc
8 Canada Square
GB-London E14 5HQ

Goldman Sachs International
Peterborough Court
133 Fleet Street
GB-London EC4A 2BB

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
GB-London EC1A 1HQ

Lehman Brothers International (Europe)
25 Bank Street
GB-London E14 5LE

Société Générale
29 boulevard Haussmann
F-75009 Paris Cedex

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
GB-London E14 4QA

UBS Limited
1 Finsbury Avenue
GB-London EC2M 2PP

Fiscal Agent, Registrar and Luxembourg Paying Agent

BNP Paribas Securities Services, Luxembourg Branch
33, Rue de Gasperich
Howald-Hesperange
L-2085 Luxembourg

Listing Agent

BNP Paribas Securities Services, Luxembourg Branch
33, Rue de Gasperich
Howald-Hesperange
L-2085 Luxembourg

Legal Advisers to the Dealers as to German law

Hengeler Mueller
Partnerschaft von Rechtsanwälten
Bockenheimer Landstrasse 51
D-60325 Frankfurt am Main

Outlook and Annual Accounts 2005

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Outlook

Economic outlook

Global economic expansion is set to continue in the coming two years. In the United States economic growth will be boosted by a marked increase in personal income and the fact that financing conditions are still favorable despite the past Fed rate increases. Accordingly, overall economic growth in the U.S. is set to reach some 3.5% in 2006. This pronounced acceleration in economic activity will push down the already low unemployment rate even further which, in turn, will place increasing upwards pressure on wages. In this environment, the Federal Reserve might hike its federal funds target rate to up to 5% in order to address the inflation risk. However, given that the bond markets have not discounted rate increases of this extent, the projected monetary tightening will lead to a pick-up in capital market yields.

Despite global economic expansion and the ongoing favorable financing conditions, economic growth in the euro area will not get beyond the 2% mark. Given that there will be no second-round effects on wages due to the unions' weaker bargaining power, there is no need for the ECB to significantly tighten the monetary reins. Consequently it is rather unlikely that the ECB will lift its minimum bid rate for the main refinancing operations to more than 3%. Having said this, however, the projected ECB rate hikes, combined with the forecasted pick-up in U.S. yields, are nonetheless likely to lead to an increase in long-term bond yields in the euro area.

Turning to the Japanese economy, growth prospects are extremely promising since Japanese banks have by now succeeded in substantially reducing the total volume of bad loans in their books, while companies both lowered their debt burden and adjusted capacities.

As a consequence the expansion of the Japanese economy is no longer backed by export activity only. Instead, economic growth now rests on several pillars, including domestic driving forces, such as corporate investment and private consumption. Workers will increasingly reap the benefits from the double-digit surge in corporate profits and receive higher bonus payments. As a result the Land of the Rising Sun will once again post economic growth of some 2% in 2006. This favorable economic environment will pave the way for finally overcoming deflation. As a consequence the Bank of Japan is set to abandon its policy of quantitative easing and return to a zero-interest policy. We therefore expect that the BoJ will lift its discount rate in the second half of the year. In this environment, yields of long-term Japanese government bonds are set to increase.

Sector developments

In view of the projected continuation of economic recovery, we expect stock markets to remain bullish. Furthermore, we project a decline in loan defaults combined with stronger demand for new loans. However, the question as to whether this will translate into additional earnings for German banks heavily depends on whether or not margins will remain as tight as they are now. If the extremely fierce competition in terms of margins witnessed in 2005 continues, the banks' prospects of an increase in earnings are more likely to deteriorate.

Public-sector lending – opportunities and risks

We plan to further expand our public-sector business in the next two years. Here, our main focus will be on increasing our portfolio of public-sector loans to foreign territorial authorities in order to achieve a broader regional diversification. Further-

more, we will continue our active spread management, i.e. we aim to optimize our loan portfolio by replacing assets based on capital requirements and earnings. In addition, we expect that the changes in the legal framework following the abolition of the German Mortgage Bank Act *(HBG)* will open up new business opportunities. Under the new legislation we are permitted to offer the same product range as universal banks, which will open up new markets. We plan to grasp the opportunity of broadening our product range if, and to the extent that this fits in with our business strategy and that the new products offered are closely related to our core business activities. The risks associated with offering a new product are analyzed and integrated into our risk management system within the scope of so-called 'new product procedures' which need to be completed for each individual new product.
In view of the new business opportunities and the new Pfandbrief legislation, we are currently reviewing whether Essen Hyp ought to be declared a trading book institution. For this purpose we launched a project which aims at setting up the technical requirements for implementing a trading book. The necessary programming and testing of the EDP modules was done in the fourth quarter of 2005. The decision as to whether we will submit a final statement to the supervisory authority to declare Essen Hyp a trading book institution will be made in the first half of 2006 upon completion of the main project. We plan to make use of additional business opportunities once we have obtained the permission to carry out trading transactions. At the same time, however, this is associated with the typical risks faced by a trading book institution. We will address these risks by means of appropriate risk management systems, which are being implemented in coordination with our parent company. In addition, a percentage of our current VaR limit will be allocated to the trading book, which means that our VaR limit will remain unchanged. Accordingly, there will be no increase in our bank's overall market risk position resulting from trading book activities.
The current environment of ample liquidity worldwide bears certain risks for the capital markets. A reduction of liquidity, resulting from continued monetary tightenings by central banks will put long-term capital market yields under pressure. As a result investors will become less eager in their search for yields, which, in turn, will lead to a spread widening between bonds involving higher risks and government bonds.

Real estate market outlook

In 2005 the German real estate markets suffered from weak tenant demand, which can mainly be ascribed to the dismal economic situation. However, we are of the opinion that vacancy levels reached their peak in 2005 and are set to move lower in the coming years. We therefore expect a slight increase in asking rents for office space on the German real estate markets. As far as retail space is concerned, we project that the stabilization in the sector will translate into a moderate increase in asking rents as from 2006. However, demand in this segment will mostly focus on prime locations. Turning to the residential segment, we forecast an increase in rents over the medium term.
Having stabilized in 2005, the French real estate markets will see an increase in asking rents for office space, accompanied by a continued decline in vacancies. Turning to the United Kingdom, we also forecast a slight increase in rents as from 2006. The consolidation phase having come to an end, we expect a pick-up in leasing activity combined with a decline in vacancy levels. As far as the United States is concerned, we expect an increase in asking rents for office buildings in prime

locations. With vacancies in the United States having peaked at nearly 17% in 2003, the market has now come into a consolidation phase, which is set to continue even after 2006. Despite a pick-up in demand, vacancy levels on the U.S. office market will hit some 14% in 2006.

Real estate finance – opportunities and risks

We are committed to continually increasing our mortgage loan portfolio in order to further stabilize interest income. The main focus of our real estate financing activities is on commercial properties in the West German Federal States, as well as in selected international markets, including the United States, the UK, France, Spain and the Netherlands. Essen Hyp preferably lends against marketable office buildings which have potential for alternative use and can be let to tenants operating in various business segments. We intend to maintain the percentage of commercial loans in our total loan portfolio at the current level. As far as granting home loans is concerned, we will continue to focus on loans of up to 60% of the lending value *(Beleihungswert)*. However, the target volume of new home loans has been reduced in view of the fact that a considerable number of new loan applications was deliberately submitted in the fourth quarter of 2005 in anticipation of the abolishment of the government's support program for homebuyers *(Eigenheimzulage)* at year-end 2005.

We believe that public private partnerships and loans secured by other types of collateral instead of mortgages will offer additional new business opportunities and earnings potential. Given that Essen Hyp has not offered these products up to now, we have initiated so-called 'new product procedures' which cover, in particular, risk-return analyses. In addition to this, we believe that the acquisition of real estate could also be an interesting business opportunity which generates an appropriate return on equity if the transactions are suitably structured.

Turning towards potential risks, our real estate financing activities might be impaired by an overheating of certain (sub-)markets which cannot be ruled out completely. The sub-markets referred to include, for instance, the residential real estate markets in the United States. Accordingly, we will be very restrictive in this market segment. Moreover excessive competition might result in margins which no longer adequately cover the risks inherent in a transaction. Having said this, however, we are convinced that the gradual implementation of the new Basel II requirements, in particular, will make sure that risk adjusted pricing will prevail.

The European Commission is expected to publish a White Book on mortgage loans in 2006. This White Book will include practical measures for promoting the integration of the European mortgage loan markets. The final outcome could be an EU directive on mortgage loans, which would permit customers to pay down their loan at any time (even during periods of fixed interest). In addition, this directive might also limit the amount of prepayment fees to which the banks are eligible. Should this scenario materialize it would probably trigger a tremendous series of prepayments, which, in turn, would jeopardize both the concept of matching interest rates and the so-called cover principle laid down in the Pfandbrief legislation. This would have an unpredictable impact on the investment product 'mortgage Pfandbrief' as a whole.

Funding – opportunities and risks

As before, Essen Hyp will secure its position as one of the leading issuers on the capital and money markets in the coming two years. In view of our targets as regards balance sheet growth and the

amount of bonds and notes falling due we plan to raise funds totaling some A30bn in 2006 and some A23bn in 2007. Of this figure, some A20bn and, in 2007, some A13bn will be raised by issuing Pfandbriefe. In view of the increasing number of Pfandbrief and covered bond issuers this market segment is expected to grow both in terms of number of issuers and issuance volume. However, we are confident that this development will not impact on the placement of bonds issued by Essen Hyp. Figuring amongst the world's leading issuers, Essen Hyp succeeded in permanently increasing its investor base. During numerous roadshows, capital market conferences, bond dealer meetings and other events we have built up strong investor relations, with investors placing great trust in our bank and our products. We have no reason to fear that this trust could diminish in the future. This is why we expressly welcome the increasing number of Pfandbrief issuers which will result in an increase in issuance volume in the Pfandbrief segment over the medium term.

Asset, financial and earnings situation – opportunities and risks

In view of the substantial balance sheet growth to some A93bn in the period under review we adjusted our internal plans, now projecting a balance sheet total of some A97bn for year-end 2006. We expect to hit the A100bn threshold at the end of 2007.

Taking into account the projected amount of risk assets, net interest income from our loan portfolio and our plans in terms of new lending business, we are confident of increasing our operating result both in 2006 and 2007. In both these years we plan to post a net income which ensures a return on equity after tax of between 14.5% and 15% while also taking into account planned capital increases.

The changes in capital allocation under Basel II are one of the reasons for our confidence. We will be in a position to use any capital released for profitable new lending business. Furthermore, we expect to generate additional earnings by the continued optimization of our capital market and real estate portfolios, which can, for instance, be achieved by means of (synthetic) securitization.

Despite utmost care the default of a borrower cannot be ruled out completely. We have not yet seen a default in our capital market transactions, whereas our real estate financing activities, are, to a certain extent, impaired by write-downs and value adjustments. Despite our strict valuation standards further defaults causing an adverse impact on earnings might occur. Nonetheless, we were able to regroup and restructure some of our non-performing loans within the scope of an intensive treatment which resulted in the reversion of certain value adjustments. We will continue to set great store on these activities in the future.

As far as expenses are concerned, we expect a moderate increase in costs. On the one hand, this is due to the fact that we will need to increase our number of staff and allow for additional expenses for qualification and training in view of new tasks relating to regulatory requirements such as Basel II. In addition, we will have to accept an increase in other administrative expenses resulting from general price increases. However, despite these developments we stick to our objective of keeping our cost income ratio at an extremely low level. This is why we are committed to more than offsetting higher expenses by a simultaneous increase in earnings.

ESSEN HYP

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	**Nominal value**		**Present value**		**Risk-adjusted present value**	
	Jun 30, 2006	**Previous year**	**Jun 30, 2006**	**Previous year**	**Jun 30, 2006**	**Previous year**
Mortgage Pfandbriefe	4,917.8	-	4,872.5	-	4,724.9	-
Cover assets	5,367.1	-	5,625.1	-	5,293.8	-
of which: derivatives	0.0	-	0.0	-	0.0	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	932.3	-	1,113.9	-	990.8	-
of which: further cover assets	-	-	-	-	-	-
Surplus cover	449.3	-	752.6	-	568.9	-

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	**Jun 30, 2006**				**Previous year**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,297.4	2,369.9	1,175.5	75.0	-	-	-	-
Cover assets	548.8	908.6	2,739.1	1,170.6	-	-	-	-
of which: additional cover*	102.3	45.0	0.0	785.0	-	-	-	-

in EUR m

b) Total amount	**Nominal value**	**Present value**	**Risk-adjusted present**

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☐ Not applicable
Nicht anwendbar [Einzelheiten einfügen]

Rating Has been applied for
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 4 July 2006).

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

? **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

? Actual/Actual (ICMA)

? Actual/Actual (ISDA) (Actual/365)

? Actual/365 (Fixed)

■ Actual/360

? 30/360 or 360/360 (Bond Basis)

? 30E/360 (Eurobond Basis)

? Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET *London und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date	25 September 2013, subject to adjustment in accordance with the Modified Following Business Day Convention.

Fälligkeitstag

? Redemption Month
Rückzahlungsmonat

? Final Redemption Amount
Rückzahlungsbetrag

■ Principal amount
Nennbetrag

? Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

? Instalment Notes
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)

Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

? **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

? **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent — Hypothekenbank in Essen AG
Emissionsstelle

? Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

■ Calculation Agent — Hypothekenbank in Essen AG
Berechnungsstelle

■ Yes
Ja

? No
Nein

? Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

? London (Financial Times)
London (Financial Times)

? Luxembourg (d'Wort)
Luxemburg (d'Wort)

■ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

? Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer — Not Applicable
Emittentin — *Nicht anwendbar*

Form of Conditions
Form der Bedingungen

? Long-Form
Nicht-konsolidierte Bedingungen

? Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

? German only
ausschließlich Deutsch

? English only
ausschließlich Englisch

? English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

? German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

? Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

? Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

? Distribution rate
Ausschüttungszinssatz

? Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

? [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

? [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

? J. P. Morgan Trust Company, National Association

? Other (specify)
Anderer (angeben)

Currency
Währung

? EUR

? USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

? Actual/Actual (Actual/365)

? 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

? TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

? BNP Paribas Securities Services Luxembourg Branch

? Hypothekenbank in Essen AG

? J. P. Morgan Trust Company, National Association

? Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

? d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

? Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 50,000,000 *EUR 50,000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100 *EUR 1.100.--*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code *Common Code*	025975545 *025975545*
■ ISIN Code *ISIN Code*	DE000HBE0H93 *DE000HBE0H93*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0H9 *HBE0H9*
? Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

? ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

? Other methods (specify)
Andere Methoden (angeben)

? **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 3750
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 3750

? Details relating to the Performance of the **[**Index**][**Formula**][**other variable**].**
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

? **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

? TEFRA D
TEFRA D

? Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

? Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing — Not Applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — *Nicht anwendbar*

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

? Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

? Syndicated
Syndiziert

Subscription Agreement — Not Applicable
Übernahmevertrag — *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom

■ firm commitment
feste Zusage

? no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable *Nicht anwendbar*

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

– Date of subscription agreement
Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

? Luxembourg
Luxemburg

? Regulated Market *"Bourse de Luxembourg"*

? Euro MTF

■ Düsseldorf

? Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	**Request**
Estimate of the total expenses related to admission to trading	EUR 1,100

Geschätzte Gesamtkosten für die Zulassung zum Handel *Nicht andwendbar*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

? Luxembourg
Luxemburg

? Düsseldorf

? Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

? Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating Requested
Rating

Other relevant terms and conditions (specify) Not Applicable
Andere relevante Bestimmungen (einfügen) *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 28 June 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 28. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten

Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

26 June 2006
26. Juni 2006

Final Terms
Endgültige Bedingungen

CHF 132,000,000 Floating Rate Public Sector Pfanbriefe due 27 June 2012
issued pursuant to the

CHF 132.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig 27. Juni 2012
begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 28 June 2006
Valutierungstag: 28. Juni 2006

Series No: HBE0H1
Serien Nr.: HBE0H1

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "**Programme**"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 *Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "**Programm**"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☑ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☑ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Swiss francs ("**CHF**")
Aggregate Principal Amount *Gesamtnennbetrag*	CHF 132,000,000 *CHF 132.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	CHF 100,000 *CHF 100.000*

Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1320 *1320*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	CHF 100,000 *CHF 100.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☑ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☑ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

☑ **TEFRA C**
TEFRA C

- ☑ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

Definitive Notes ***Einzelurkunden***	No *Nein*

❑ Coupons
Zinsscheine

❑ Talons
Talons

❑ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

❑ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☑ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☑ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

❑ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☑ Unsubordinated
Nicht-nachrangig

❑ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

❑ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)

☑ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	28 June 2006 *28. Juni 2006*
Specified Interest Payment Dates	28 June and 28 December in each year from and including 28 December 2006 to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention.
Festgelegte Zinszahlungstage	*28. Juni, 28 und 28. Dezember eines jeden Jahres, beginnend mit dem 28. Dezember 2006. Letzter Zinszahlungstag ist der Fälligkeitstag.*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	6 months *6 Monate*

Business Day Convention
Geschäftstagskonvention

☑	Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
☐	FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
☐	Following Business Day Convention *Folgender Geschäftstag-Konvention*	
☐	Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	

Relevant Financial Centres ***Relevante Finanzzentren***	Zurich, TARGET and London *Zurich, TARGET and London*

Rate of Interest
Zinssatz

☑ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☑ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

6 month CHF LIBOR save for the Interest Period from and including 28 December 2011 to but excluding the Maturity Date where the rate will be interpolated between 5 month and 6 month CHF LIBOR

Screen page
Bildschirmseite

Telerate Page 3750
Telerate Seite 3750

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

- 0.102 per cent. per annum
- 0,102 % per annum

☐ plus
plus

☑ minus
minus

Interest Determination Date
Zinsfestlegungstag

☑ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

- ☐ first day of each Interest Period
  erster Tag der jeweiligen Zinsperiode

- ☐ other (specify)
  sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

- ☐ Minimum Rate of Interest
  Mindestzinssatz

- ☐ Maximum Rate of Interest
  Höchstzinssatz

- ☐ **Zero Coupon Notes**
  Nullkupon-Schuldverschreibungen

  Accrual of Interest
  Auflaufende Zinsen

  Amortisation Yield
  Emissionsrendite

- ☐ **Dual Currency Notes**
  Doppelwährungs-Schuldverschreibungen
  (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events thata ffect the underlying and adjustment rules with relatin to events concerning the underlying))
  (Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

- ☐ **Instalment Notes**
  Raten-Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

- ☐ **Index-linked Notes**
  Indexierte Schuldverschreibungen
  (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
  (Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☑ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Zurich, TARGET and London *Zurich, TARGET und London*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☑ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☑ Maturity Date	27 June 2012, subject to adjustment in accordance with the Modified Following Business Day Convention
Fälligkeitstag	*27. Juni 2012. Modifizierte folgender Geschäftstag-Konvention ist anwendbar*

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☑ Principal amount
Nennbetrag

☑	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	CHF 100,000 *CHF 100.000*

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☑ Fiscal Agent — BNP Paribas Securities Services, Luxembourg Branch
Emissionsstelle

❑ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☑ Calculation Agent — BNP Paribas Securities Services, Luxembourg Branch
Berechnungsstelle

☑ Yes
Ja
❑ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☑ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	Luxembourg Stock Exchange
Internet Address *Internetadresse*	www.bourse.lu
Governing Law ***Anwendbares Recht***	German Law *Deutsches Recht*

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE

Issuer ***Emittentin***	Not Applicable *Nicht anwendbar*

Form of Conditions
Form der Bedingungen

- ❑ Long-Form
  Nicht-konsolidierte Bedingungen

- ❑ Integrated
  Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

- ❑ German only
  ausschließlich Deutsch

- ❑ English only
  ausschließlich Englisch

- ❑ English and German (English controlling)
  Englisch und Deutsch (englischer Text maßgeblich)

- ❑ German and English (German controlling)
  Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

- ❑ Fixed Rate Participation Certificates
  festverzinsliche Genußscheine

  Rate of interest
  Zinssatz

  Interest Commencement Date
  Verzinsungsbeginn

- ❑ Floating Rate Participation Certificates
  variabel verzinsliche Genußscheine

  Interest Commencement Date

Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate
[three/six/nine/twelve month]
Euribor-Satz
[drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

❑ Distribution rate
Ausschüttungszinssatz

❑ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	Not Applicable *Nicht anwendbar*

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

- ☐ [Global] Mortgage Pfandbriefe
  [Global] Hypothekenpfandbriefe

- ☐ [Global] Public-Sector Pfandbriefe
  [Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesammtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragsauszugebenden Schuldverschreibungen

Custodian for The Depositary Trust Company
Verwahrer für The Depositary Trust Company

- ☐ J.P. Morgan Trist Company, National Association
- ☐ Other (specify)
  Anderer (angeben)

Currency
Währung

- ☐ EUR

- ☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligskeitstag vorangeht

Final Broken Amount
Abschleissender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

- ❑ Actual/Actual (Actual/365)
- ❑ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

❑ TARGET

Registrar and Paying Agents (§ 8)
***Die Registrierungsstelle und die Zahlstellen* (§ 8)**

Paying Agent
Zahlstelle

- ❑ BNP Paribas Securities Services Luxembourg Branch
- ❑ Hypothekenbank in Essen AG
- ❑ J.P. Morgan Trust Company, National Association
- ❑ Other (specify)
  Anderer (angeben)

Notices (§ 9)
***Bekanntmachungen* (§ 9)**

❑ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☑ Save as discussed in the Prospectus under „Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer if the Notes has an interest material to the offer.
Ausnahme der im Prospekt im Abschnitt „Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die fur das Angebot bedeutsam sind.

❑ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer

Not Applicable
Nicht anwendbar

Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	CHF 132,000,000 *CHF 132,000,000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	CHF 4,100 *CHF 4,100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☑ Common Code *Common Code*	025816544 *025816544*
☑ ISIN Code *ISIN Code*	XS0258165447 *XS0258165447*
☑ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0H1 *HBE0H1*
❑ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

❑ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis

ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

❑ Other methods (specify)
Andere Methoden (angeben)

☑ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic LIBOR rates can be obtained from Telerate Page 3750
Einzelheiten der Entwicklung der LIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate Seite 3750

❑ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☑ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☑ TEFRA C
TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

None
Keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
Keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Not Applicable
Nicht anwendbar

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☑ Not Applicable
Nicht anwendbar

❑ Specify Details

Einzelheiten einfugen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☑ Not Applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfugen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☑ Not Applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfugen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☑ Not Applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfugen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

☑ Not Applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfugen

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☑ Not Applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfugen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☑ Not Applicable
Nicht anwendbar

☐ Specify Details

Einzelheiten einfugen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☑ Not Applicable
Nicht anwendbar

❑ Specify Details
Einzelheiten einfugen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☑ Not Applicable
Nicht anwendbar

❑ Specify Details
Einzelheiten einfugen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and mount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten weden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☑ Not Applicable
Nicht anwendbar

❑ Specify Details
Einzelheiten einfugen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☑ Non-syndicated
Nicht syndiziert

❑ Syndicated
Syndiziert

Subscription Agreement ***Übernahmevertrag***	Not Appplicable *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements
General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ

☑ firm commitment
feste Zusage

❑ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	**Not Applicable** ***Nicht anwendbar***

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	**None** ***Keiner***
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☑ Luxembourg
Luxemburg

☑ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

❑ Düsseldorf

❑ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	28 June 2006 *28. Juni 2006*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	Not Applicable *Nicht anwendbar*

Regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

- ❑ Luxembourg (Bourse de Luxembourg)
  Luxemburg (Bourse de Luxembourg)
- ❑ Düsseldorf
- ❑ Other (insert details)
  Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

❑ Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating ***Rating***	Requested
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	Not Applicable *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 28 June 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 28. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter

gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

June 27, 2006
27. Juni 2006

Final Terms
Endgültige Bedingungen

Euro 10,000,000 Fixed Rate Notes due 28 June 2010
issued pursuant to the

Euro 10.000.000 festverzinsliche Schuldverschreibungen fällig am 28 June 2010
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00%

Issue Date: June 28, 2006
Valutierungstag: 28. Juni 2006

Series No: HBE0JB
Serien Nr.: HBE0JB

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 10,000,000 *EUR 10.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	EUR 200 *EUR 200*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☒ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☐ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note** — **[Yes/No]**
New Global Note — *[Ja/Nein]*

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	June 28, 2006 *28 Juni 2006*
Rate of Interest *Zinssatz*	(i) 3.97 per cent. per annum from and including June 28, 2006 and to but excluding June 28, 2007; (ii) 4.05 per cent. per annum from and including June 28, 2007 and to but excluding June 28, 2010, if not called before. *(i) 3,97% per annum vom 28. Juni 2006 (einschließlich) bis zum 28. Juni 2007 (ausschließlich);* (ii) *4,05% per annum vom 28. Juni 2007 (einschließlich) bis zum 28. Juni 2010 (ausschließlich), falls nicht vorher gekündigt.*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	June 28 in each year *28. Juni eines jeden Jahres*
First Interest Payment Date *Erster Zinszahlungstag*	June 28, 2007 *28. Juni 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates

Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

- ☐ Modified Following Business Day Convention
  Modifizierte folgender Geschäftstag-Konvention

- ☐ FRN Convention (specify period(s)
  FRN Konvention (Zeitraum angeben)

- ☐ Following Business Day Convention
  Folgender Geschäftstag-Konvention

- ☐ Preceding Business Day Convention
  Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

- ☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
  EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

  Screen page
  Bildschirmseite

- ☐ LIBOR (London time/London Business Day London Interbank Market)
  LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

  Screen page
  Bildschirmseite

- ☐ Other (specify)
  Sonstige (angeben)

  Screen page
  Bildschirmseite

- ☐ Formula
  Formel
  (set forth details in full here or in an attachment)
  (Einzelheiten hier oder in einer Anlage einfügen)

  Reference Banks (if other than as specified in § 3(2)) (specify)
  Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

❑ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

❑ plus
plus

❑ minus
minus

Interest Determination Date
Zinsfestlegungstag

❑ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

❑ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❑ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❑ Minimum Rate of Interest *Mindestzinssatz*	**[ ]** per cent. per annum ***[ ]*** *% per annum*
❑ Maximum Rate of Interest *Höchstzinssatz*	**[ ]** per cent. per annum ***[ ]*** *% per annum*

❑ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield *Emissionsrendite*	**[ ]**

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360, adjusted

☐ 30/360 or 360/360 (Bond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒	Maturity Date *Fälligkeitstag*	June 28, 2010 *28. juni 2010*
☒	Redemption Month *Rückzahlungsmonat*	June 2010 *Juni 2010*
☒	Final Redemption Amount *Rückzahlungsbetrag*	Par *Par*
☒	Principal amount *Nennbetrag*	
☐	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	No *Nein*

Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	Yes *Ja*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	Juni 28, 2007 *28. Juni 2007*
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	Aggregate Principal Amount *Gesamtnennbetrag*
Minimum Notice to Holders *Mindestkündigungsfrist*	3 TARGET Business Days before the Call Redemption Date *3 TARGET Geschäftstage vor dem Wahlrückzahlungstag*
Maximum Notice to Holders *Höchstkündigungsfrist*	[]
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[] days *[ ]Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[]
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	
❑ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*	[]

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — BNP Paribas Securities Services, Luxmebourg Branch
Emissionsstelle — *BNP Paribas Securities Services, Luxmebourg Branch*

☐ Additional Paying Agent(s)/specified office(s) [ ]
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent
Berechnungsstelle

- ☐ Yes
  Ja
- ☒ No
  Nein
- ☐ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☒ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

❑	Other (specify) *sonstige (angeben)*	**[ ]**

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	**[ ]**
Internet Address *Internetadresse*	**[ ]**

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	none *keine*

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	refinance *Refianzierung*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 10,000,000 *EUR 10.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 3,900 *EUR 3.900*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	[Yes/No] *[Ja/Nein]*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒	Common Code *Common Code*	025959329 *025959329*
☒	ISIN Code *ISIN Code*	XS0259593290 *XS0259593290*

☒ German Securities Code | HBE0JB
Wertpapier-Kenn-Nummer (WKN) | *HBE0JB*

☐ Any other securities number
Sonstige Wertpapier-Kenn-Nummer

Yield
Rendite

Yield — 3.97 per cent.
Rendite — *3,97%*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index — [ ]
Bezeichnung des Index

Description of index / Details of where information about index can be obtained — [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate — [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) — [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify) **[ ]**
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.	none
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.	*keine*

Restrictions on the free transferability of the Notes	none
Beschränkungen der freien Übertragbarkeit der Wertpapiere	*keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐Specify Details [ ]
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement [ ]
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	Dealer: Bayerische Hypo- und Vereinsbank AG *Dealer: Bayerische Hypo- und Vereinsbank AG*

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	None *keiner*
Subscription Agreement ***Übernahmevertrag***	[ ]
- Date of subscription agreement *Datum des Übernahmevertrags*	[ ]

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☒ Luxembourg
Luxemburg

☐ Regulated Market "*Bourse de Luxembourg*"

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)

sonstige (Einzelheiten einfügen)

Date of admission — **June 28, 2006**
Termin der Zulassung — ***28. Juni 2006***

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) — [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify) — [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 28 June 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 28. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

26 June 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Public-Sector Pfandbriefe due 25 September 2013
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 28 June 2006
Valutierungstag:

Series No: [HBE0H9]
Serien Nr.: [HBE0H9]

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on he basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

? Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

? German only
ausschließlich Deutsch

■ English only
ausschließlich Englisch

? English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

? German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 50,000,000 *EUR 50,000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1,000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

? **Notes**
Schuldverschreibungen

■ **Pfandbriefe**

- ? Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ■ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

? **New Global Note**
New Global Note

■ **TEFRA C**
TEFRA C

- ■ Permanent Global Note
  Dauerglobalurkunde

- ? Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ? Definitive Notes
    Einzelurkunden

? **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ? Permanent Global Note
  Dauerglobalurkunde

- ? Definitive Notes
  Einzelurkunden

? **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

- ? Permanent Global Note
  Dauerglobalurkunde

- ? Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ? Definitive Notes
    Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

? Coupons
Zinsscheine

? Talons
Talons

? Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

- ■ Clearstream Banking AG
  Neue Börsenstraße 1
  D-60487 Frankfurt am Main
- ■ Euroclear Bank S. A./N. V. (Euroclear Operator)
  1 Boulevard du Roi Albert II
  B-1210 Brussels
- ■ Clearstream Banking, société anonyme
  42 Avenue JF Kennedy
  L-1855 Luxembourg
- ? The Depository Trust Company
  55 Water Street
  New York, NY 10041-0099
  USA
- ? Other – (specify)
  Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

- ? Unsubordinated
  Nicht-nachrangig
- ? Subordinated
  Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

? **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

■ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	28 June 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	25 March, 25 June, 25 September and 25 December in each year from and including 25 December 2006 up to and including 25 March 2013 and on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*

Business Day Convention
Geschäftstagskonvention

■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
? FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
? Following Business Day Convention *Folgender Geschäftstag-Konvention*	
? Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London and TARGET *London und TARGET*

Rate of Interest
Zinssatz

■ Screen Rate Determination
Bildschirmfeststellung

■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for the Interest Period from and including the Issue Date to but excluding 25 December 2006,

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone) — where the rate will be the interpolated 5- and 6-month rate,

Screen page — Telerate Page 248
Bildschirmseite — *Telerate Seite 248*

? LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

? Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

? Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

? ISDA Determination
ISDA-Feststellung

? Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.01 per cent. per annum
Marge — *0,01 % per annum*

? plus
plus

■ minus
minus

Interest Determination Date
Zinsfestlegungstag

■ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

? first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

? other (specify)

sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

? Minimum Rate of Interest
Mindestzinssatz

? Maximum Rate of Interest
Höchstzinssatz

? **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

? **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

? **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

? **Credit-linked Notes**
Credit-linked Notes

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

23 June 2006
23. Juni 2006

Final Terms
Endgültige Bedingungen
USD 200,000,000 5.545 per cent. Fixed Rate Notes due 27 June 2012
issued pursuant to the

USD 200.000.000 5,545 % Festverzinsliche Schuldverschreibungen, fällig am 27. Juni 2012
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: 27 June 2006
Tag der Begebung:27. Juni 2006

Series No: HBE 0H5
Serien Nr.: HBE 0H5

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☒ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	United States Dollars ("USD") *United States Dollars ("USD")*
Aggregate Principal Amount *Gesamtnennbetrag*	USD 200,000,000 *USD 200.000.000*
Specified Denomination(s)	USD 10,000,000 (the Authorized Denomination is USD 10,000,000 and the Notes may not be subdivided or reissued in a smaller Denomination)
Festgelegte Stückelung/Stückelungen	*USD 10.000.000 (die Festgelegte Stückelung beträgt USD 10.000.000 und die Schuldverschreibungen dürfen weder in kleinere Stückelungen unterteilt oder neu begeben werden)*
Number of Notes to be issued in each Specified Denomination	20
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen	*20*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	USD 10,000,000 *USD 10,000,000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** No
New Global Note *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	27 June 2006 *27. Juni 2006*
Rate of Interest *Zinssatz*	5.545 per cent. per annum *5,545 % per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	27 June and 27 December in each year *27. Juni und 27. Dezember in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	27 December 2006 *27. Dezember 2006*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	27 December 2011 *27. Dezember 2011*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates

Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

- ☐ Modified Following Business Day Convention
  Modifizierte Folgender Geschäftstag-Konvention
- ☐ FRN Convention (specify period(s)
  FRN Konvention (Zeitraum angeben)
- ☒ Following Business Day Convention
  Folgender Geschäftstag-Konvention
- ☐ Preceding Business Day Convention
  Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

- ☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
  EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

  Screen page
  Bildschirmseite

- ☐ LIBOR (London time/London Business Day London Interbank Market)
  LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

  Screen page
  Bildschirmseite

- ☐ Other (specify)
  Sonstige (angeben)

  Screen page
  Bildschirmseite

- ☐ Formula
  Formel
  (set forth details in full here or in an attachment)
  (Einzelheiten hier oder in einer Anlage einfügen)

  Reference Banks (if other than as specified in § 3(2)) (specify)
  Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☒ 30/360 or 360/360 (Bond Basis) – unadjusted, *nicht angepasst*

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET, London, New York *TARGET, London, New York*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	27 June 2012 *27. Juni 2012*
☒ Redemption Month *Rückzahlungsmonat*	June 2012 *Juni 2012*
☒ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
☐ **Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	
Minimum Notice to Holders *Mindestkündigungsfrist*	
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	
Minimum Notice to Issuer *Mindestkündigungsfrist*	
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	

Early Redemption Amount

Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§[12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	German Law *Deutsches Recht*

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue ", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue " angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot

Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	USD 200,000,000 *USD 200.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	No
Soll in EZB-fähiger Weise gehalten werden	*Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	025 879 589 *025 879 589*
☒ ISIN Code *ISIN Code*	XS 025 879 589 6 *XS 025 879 589 6*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE 0H5 *HBE 0H5*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	5.545 per cent. *5,545 %*

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit
Not Applicable
Nicht anwendbar

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]
Not Applicable
Nicht anwendbar

Name of index
Bezeichnung des Index

Description of index/ Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)	Dresdner Bank AG London Branch 30, Gresham Street London EC2P 2XY
Plazeur / Bankenkonsortium (Name und Adresse angeben)	*Dresdner Bank AG London Branch 30, Gresham Street London EC2P 2XY*

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	None *keiner*

Subscription Agreement
Übernahmevertrag

– Date of subscription agreement
Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) No
Börsenzulassung(en) *Nein*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission
Datum der Zulassung

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating requested
Rating *beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

22 June 2006

Final Terms
Endgültige Bedingungen

EUR 7,900,000 Floating Rate Public-Sector Pfandbriefe due 9 October 2013
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 23 June 2006
Valutierungstag:

Series No: HBE0HV
Serien Nr.: HBE0HV

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS

I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellsc haft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

? Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

? German only
ausschließlich Deutsch

■ English only
ausschließlich Englisch

? English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

? German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 7,900,000 *EUR 7.900.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 100,000 *EUR 100.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	79 *79*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 100,000 *EUR 100.000*

Form
Form

? **Notes**
Schuldverschreibungen

■ **Pfandbriefe**

? Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

? Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

? Definitive Notes
Einzelurkunden

? **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

? Permanent Global Note
Dauerglobalurkunde

? Definitive Notes
Einzelurkunden

? **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

? Permanent Global Note
Dauerglobalurkunde

? Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

? Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

? Coupons
Zinsscheine

? Talons
Talons

? Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

? Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

■ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

■ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

? Other – (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

? Unsubordinated
Nicht-nachrangig

? Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

? **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

■ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	23 June 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	9 January, 9 April, 9 July and 9 October in each year from and including 9 October 2006 up to and including the Maturity Date, subject to adjusment in accordance with the Modified Following Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*

Business Day Convention
Geschäftstagskonvention

■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
? FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
? Following Business Day Convention *Folgender Geschäftstag-Konvention*	
? Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London TARGET and New York *London, TARGET and New York*

Rate of Interest
Zinssatz

■ Screen Rate Determination
Bildschirmfeststellung

■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for the Interest Period from and including the Issue Date to but excluding 9 October 2006, where the rate will be the straight-line interpolation of the 3- and 4-

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone) — month rate.

Screen page — Telerate Page 248
Bildschirmseite — *Telerate Seite 248*

? LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

? Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

? Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

? ISDA Determination
ISDA-Feststellung

? Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.01 per cent. per annum
Marge — *0,01 % per annum*

? plus
plus

■ minus
minus

Interest Determination Date
Zinsfestlegungstag

■ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

? first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

? other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

? Minimum Rate of Interest
Mindestzinssatz

? Maximum Rate of Interest
Höchstzinssatz

? **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

? **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

? **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

? **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))

(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

? **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

? Actual/Actual (ICMA)

? Actual/Actual (ISDA) (Actual/365)

? Actual/365 (Fixed)

■ Actual/360

? 30/360 or 360/360 (Bond Basis)

? 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London ,TARGET and New York *London, TARGET and New York*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date	9 October 2013, subject to adjustment in accordance with the Modified Following Business Day Convention.
Fälligkeitstag	

? Redemption Month

Rückzahlungsmonat

? Final Redemption Amount
Rückzahlungsbetrag

■ Principal amount
Nennbetrag

? Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

? **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount

Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

? **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

? **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent — BNP Paribas Securities Services, Luxembourg Branch
Emissionsstelle

? Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

■ Calculation Agent — BNP Paribas Securities Services, Luxembourg Branch
Berechnungsstelle

■ Yes
Ja

? No
Nein

? Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

? London (Financial Times)
London (Financial Times)

? Luxembourg (d'Wort)
Luxemburg (d'Wort)

? Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

■ Other (specify)
Sonstige (angeben)

Notification to Clearing Systems

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing Law — **German Law**
Anwendbares Recht — ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer — Not Applicable
Emittentin — *Nicht anwendbar*

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer
Emittentin

Not Applicable
Nicht anwendbar

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 7,900,000 *EUR 7.900.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	None *Keine*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code *Common Code*	025739078 *025739078*
■ ISIN Code *ISIN Code*	XS0257390780 *XS0257390780*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0HV *HBE0HV*
? Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

? ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

? Other methods (specify)
Andere Methoden (angeben)

? **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 3750
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 3750

? Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

? **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

? TEFRA D
TEFRA D

? Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

? Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing — Not Applicable
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — Nicht anwendbar

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

□ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

□ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

□ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

? Syndicated
Syndiziert

Subscription Agreement Not Applicable
Übernahmevertrag *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

■ firm commitment
feste Zusage

? no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Not Applicable
Nicht anwendbar

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s)
Kursstabilisierender Dealer/Manager

None
keiner

Subscription Agreement
Übernahmevertrag

Not Applicable
Nicht anwendbar

– Date of subscription agreement
Datum des Übernahmevertrags

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s)
Börsenzulassung(en)

No
Nein

? Luxembourg
Luxemburg

? Regulated Market *"Bourse de Luxembourg"*

? Euro MTF

? Düsseldorf

? Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading

Geschätzte Gesamtkosten für die Zulassung zum Handel *Nicht andwendbar*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

? Luxembourg
Luxemburg

? Düsseldorf

? Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

? Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating ***Rating***	Requested
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	Not Applicable *Nicht anwendbar*

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

20 June, 2006
20. Juni 2006

Final Terms
Endgültige Bedingungen

JPY 3,500,000,000 Floating Rate Notes due 20 June, 2013

issued pursuant to the

JPY 3.500.000.000 variabel verzinsliche Schuldverschreibungen fällig am 20. Juni 2013

begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.24 per cent.
Ausgabepreis: 100,24 %

Issue Date: 22 June, 2006
Tag der Begebung: 22. Juni 2006

Series No: HBE0H4
Serien Nr.: HBE0H4

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen(die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungenanwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination

Währung und Stückelung

Specified Currency *Festgelegte Währung*	Japanese Yen ("JPY") *Japanische Yen („JPY")*
Aggregate Principal Amount *Gesamtnennbetrag*	JPY 3,500,000,000 *JPY 3.500.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	JPY 50,000,000 *JPY 50.000.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	70 *70*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	[ ]

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** *New Global Note*	**No** *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***
☐ Coupons *Zinsscheine*	
☐ Talons *Talons*	
☐ Receipts *Rückzahlungsscheine*	

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG Neue Börsenstraße 1 D-60487 Frankfurt am Main	
☒ Euroclear Bank S. A./N. V. (Euroclear Operator) 1 Boulevard du Roi Albert II B-1210 Brussels	
☒ Clearstream Banking, société anonyme 42 Avenue JF Kennedy L-1855 Luxembourg	
☐ The Depository Trust Company 55 Water Street New York, NY 10041-0099 USA	
☐ Other (specify) *Sonstige (angeben)*	[ ]

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Rate of Interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	[ ] in each year *[ ] in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	[ ]

Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	22 June, 2006 *22. Juni 2006*
Specified Interest Payment Dates	20 March, 20 June, 20 September and 20 December of each year (short first coupon from and including Interest Commencement Date to but excluding 20 September, 2006)
Festgelegte Zinszahlungstage	20. März, 20. Juni, 20. September und 20. Dezember jährlich (kurzer erster Kupon vom Verzinsungsbeginn (einschließlich) bis zum 20. September 2006 (ausschließlich))
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 (three) months *3 (drei) Monate*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention, adjusted *Modifizierte Folgender Geschäftstag-Konvention, angepasst*	
☐ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	[ ] [months/other specify] [ ] *[Monate/andere angeben]*
☐ Following Business Day Convention *Folgender Geschäftstag-Konvention*	
☐ Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	**London, Tokyo and TARGET** ***London, Tokio und TARGET***

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page	[ ]

Bildschirmseite

☒ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page *Bildschirmseite*	Telerate 3750 *Telerate 3750*
☐ Other (specify) *Sonstige (angeben)*	[ ]
Screen page *Bildschirmseite*	[ ]

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination *ISDA-Feststellung*	[specify details] *[Details einfügen]*
☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) *Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))*	[ ]
Margin ***Marge***	[ ] per cent. per annum *[ ] % per annum*

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify) *sonstige (angeben)*	[ ]

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest *Mindestzinssatz*	[ ] per cent. per annum *[ ] % per annum*
☐ Maximum Rate of Interest *Höchstzinssatz*	[ ] per cent. per annum *[ ] % per annum*

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen

☐ **Instalment Notes** [ ]
Raten-Schuldverschreibungen

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen

☐ **Credit-linked Notes** [ ]
Credit-linked Notes

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — London, Tokyo and TARGET
Relevante(s) Finanzzentren(um) (alle angeben) — London, Tokio und TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date — 20 June, 2013
Fälligkeitstag — *20. Juni 2013*

☐ Redemption Month
Rückzahlungsmonat

☒ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☒ Final Redemption Amount (per specified denomination) — JPY 50,000,000 per JPY

Rückzahlungsbetrag (für jede festgelegte Stückelung)	50,000,000 denomination *JPY 50.000.000 für JPY 50.000.000 Stückelung*
☐ **Instalment Notes** ***Raten-Schuldverschreibungen***	
Instalment Date(s) *Ratenzahlungstermin (e)*	[ ]
Instalment Amount(s) *Rate(n)*	[ ]
Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]
Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**[Yes/No]** ***[Ja/Nein]***
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ] Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ] Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[ ]
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes	

Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen***	[ ]
☐ **Index-linked Notes** ***Indexierte Schuldverschreibungen***	[ ]
☐ **Credit-linked Notes** ***Credit-linked Schuldverschreibungen***	[ ]
☐ **other structured Notes** ***andere strukturierte Schuldverschreibungen***	[ ]

FISCAL AGENT, PAYING AGENTS AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services Luxembourg Branch *BNP Paribas Securities Services Luxembourg Branch*
☐ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	BNP Paribas Securities Services Luxembourg Branch *BNP Paribas Securities Services Luxembourg Branch*
☒ Calculation Agent *Berechnungsstelle*	BNP Paribas Securities Services Luxembourg Branch *BNP Paribas Securities Services Luxembourg Branch*

- ☒ Yes
  Ja
- ☐ No
  Nein
- ☐ Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

- ☐ London (Financial Times)
  London (Financial Times)
- ☒ Luxembourg (d'Wort)
  Luxemburg (d'Wort)
- ☐ Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	Luxembourg Stock Exchange *Luxemburger Börse*
Internet Address *Internetadresse*	**www.bourse.lu** *www.bourse.lu*
Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	**N/A** ***N/A***
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	[ ]
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	[ ]

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	[Yes/No]
Soll in EZB-fähiger Weise gehalten werden	*[Ja/Nein]*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	25883616 *25883616*
☒ ISIN Code *ISIN Code*	XS0258836161 *XS0258836161*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0H4 *HBE0H4*

☒ Any other securities number | Valoren: 2599469
Sonstige Wertpapier-Kenn-Nummer | *Valoren: 2599469*

Yield **N/A**
Rendite ***N/A***

Yield [ ]
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** **N/A**
Zinssätze der Vergangenheit ***N/A***

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index [ ]
Bezeichnung des Index

Description of index / Details of where information about index can be obtained [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
*[*Einzelheiten hier einfügen*]*

Market disruption or settlement disruption events that may affect the underlying

Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

[none] [specify details]
[keine] [Einzelheiten einfügen]

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

[none] [specify details]
[keine] [Einzelheiten einfügen]

TERMS AND CONDITIONS OF THE OFFER **N/A**
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS ***N/A***

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details *Einzelheiten einfügen* — **N/A**

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details — **N/A**
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details — **N/A**
Einzelheiten einfügen

Placing and Underwriting — **N/A**
Platzierung und Übernahme — ***N/A***

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution — Dealer: UBS Limited
Vertriebsmethode — *Plazeur: UBS Limited*

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement — **N/A**
Übernahmevertrag — ***N/A***

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement — [ ]
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment — **N/A**
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme — ***N/A***

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

☐ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions

Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	[ ]
Selling Concession (specify) *Verkaufsprovision (angeben)*	[ ]
Listing Commission *Börsenzulassungprovision*	[ ]
Other (specify) *Andere (angeben)*	[ ]
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement ***Übernahmevertrag***	**N/A** ***N/A***
– Date of subscription agreement *Datum des Übernahmevertrags*	[ ]

– General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing ***Börsenzulassung***	Yes *Ja*

☒ Luxembourg
Luxemburg

☒ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details) *Sonstige (Einzelheiten einfügen)*	[ ]
Date of admission ***Datum der Zulassung***	**22 June 2006** ***22. Juni 2006***
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	**N/A** ***N/A***

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details) *Andere (Einzelheiten einfügen)*	[ ]

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☐ Not applicable [specify details]
*Nicht anwendbar **[**Einzelheiten einfügen**]***

Rating ***Rating***	**Aaa/AAA** ***Aaa/AAA***
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	[ ]

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 22 June, 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 22. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essenhyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

20 June 2006

Final Terms
Endgültige Bedingungen

EUR 9,376,000 Floating Rate Public-Sector Pfandbriefe due 30 September 2013
issued pursuant to the

begeben aufgrund des

Euro 30,000,000,000
Essenhyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100%

Issue Date: 22 June 2006
Valutierungstag:

Series No: HBE0HU
Serien Nr.: HBE0HU

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto are available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das

Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS

I. EMISSIONSBEDINGUNGEN

This part of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

? Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

? German only
ausschließlich Deutsch

■ English only
ausschließlich Englisch

? English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

? German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 9,376,000 *EUR 9.376.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 1,000 *EUR 1.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	9,376 *9.376*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 1,000 *EUR 1.000*

Form
Form

? **Notes**
Schuldverschreibungen

■ **Pfandbriefe**

? Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

? Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

? Definitive Notes
Einzelurkunden

? **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

? Permanent Global Note
Dauerglobalurkunde

? Definitive Notes
Einzelurkunden

? **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

? Permanent Global Note
Dauerglobalurkunde

? Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

? Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

? Coupons
Zinsscheine

? Talons
Talons

? Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

? Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

■ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

■ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

□ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

? Other – (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

? Unsubordinated
Nicht-nachrangig

? Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

? **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

■ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	22 June 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September and 20 December in each year from and including 20 September 2006 up to and including 20 June 2013 and on the Maturity Date, subject to adjusment in accordance with the Modified Folllowing Business Day Convention and there shall be an adjustment to the accrual of interest.
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*
Business Day Convention ***Geschäftstagsk onvention***	
■ Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	Adjusted
? FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
? Following Business Day Convention *Folgender Geschäftstag-Konvention*	
? Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	London and TARGET *London und TARGET*
Rate of Interest ***Zinssatz***	
■ Screen Rate Determination *Bildschirmfeststellung*	
■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for (i) the Interest Period from and including the Issue Date to but excluding 20 September 2006,

where the rate will be the interpolated 2- and 3-month rate, and (ii) the Interest Period from and including 20 June 2013 to but excluding the Maturity Date where the rate will be interpolated by means of straight-line interpolation of the 3- and 4-month rates.

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

Telerate Page 3750
Telerate Seite 3750

? LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

? Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

? Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

? ISDA Determination
ISDA-Feststellung

? Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

0.01 per cent. per annum
0,01 % per annum

? plus
plus

■ minus
minus

Interest Determination Date

Zinsfestlegungstag

- ■ second Business Day prior to commencement of Interest Period
  zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode
- ? first day of each Interest Period
  erster Tag der jeweiligen Zinsperiode
- ? other (specify)
  sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

- ? Minimum Rate of Interest
  Mindestzinssatz
- ? Maximum Rate of Interest
  Höchstzinssatz

? Zero Coupon Notes
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

? **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

? **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))

(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

? **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

? **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

? Actual/Actual (ICMA)

? Actual/Actual (ISDA) (Actual/365)

? Actual/365 (Fixed)

■ Actual/360

? 30/360 or 360/360 (Bond Basis)

? 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London and TARGET *London und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

■ Maturity Date *Fälligkeitstag*	30 September 2013, subject to adjustment in accordance with the Modified Following Business Day Convention.
? Redemption Month *Rückzahlungsmonat*	
? Final Redemption Amount *Rückzahlungsbetrag*	
■ Principal amount *Nennbetrag*	
? Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
? Instalment Notes ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	
Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	
Minimum Notice to Holders *Mindestkündigungsfrist*	
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder	**No**

Vorzeitige Rückzahlung nach Wahl des Gläubigers ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

? **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

? **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

? **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

■ Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services, Luxembourg Branch
? Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	
■ Calculation Agent *Berechnungsstelle*	BNP Paribas Securities Services, Luxembourg Branch

- ■ Yes
  Ja
- ? No
  Nein
- ? Required location (specify)
  Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

? London (Financial Times)
London (Financial Times)

■ Luxembourg (d'Wort)
Luxemburg (d'Wort)

? Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

? Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	**Luxembourg Stock Exchange**
Internet Address *Internetadresse*	**www.bourse.lu**
Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer — Not Applicable
Emittentin — *Nicht anwendbar*

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer — Not Applicable
Emittentin — *Nicht anwendbar*

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount

Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	None *Keine*

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

□ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Refinance
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 9,376,000 *EUR 9.376.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 2,605 *EUR 2,605*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

■ Common Code *Common Code*	025739027 *025739027*
■ ISIN Code *ISIN Code*	XS0257390277 *XS0257390277*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0HU *HBE0HU*
? Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield

Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

? ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

? Other methods (specify)
Andere Methoden (angeben)

? **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate Page 3750
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate seite 3750

? Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Not Applicable
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Not Applicable
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

Not Applicable
Nicht anwendbar

? **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not Applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

? TEFRA D
TEFRA D

? Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

? Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not Applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

None
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing *Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung*	Not Applicable *Nicht anwendbar*

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

■ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

■ Non-syndicated
Nicht syndiziert

? Syndicated
Syndiziert

Subscription Agreement — Not Applicable
Übernahmevertrag — *Nicht anwendbar*

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment

Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom

■ firm commitment
feste Zusage

? no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not Applicable *Nicht anwendbar*

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

■ Luxembourg
Luxemburg

■ Regulated Market *"Bourse de Luxembourg"*

? Euro MTF

? Düsseldorf

? Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	**22 June 2006**
Estimate of the total expenses related to admission to trading	EUR 2,605

Geschätzte Gesamtkosten für die Zulassung zum Handel *Nicht andwendbar*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

? Luxembourg
Luxemburg

? Düsseldorf

? Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

? Not applicable [specify details]
Nicht anwendbar [Einzelheiten einfügen]

Rating Requested
Rating

Other relevant terms and conditions (specify) Not Applicable
Andere relevante Bestimmungen (einfügen) *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 22 June 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 22. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten

Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	none *keine*

Selling Concession (specify) *Verkaufsprovision (angeben)*	none *keine*
Listing Commission *Börsenzulassungprovision*	none *keine*
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	none *keiner*
Subscription Agreement ***Übernahmevertrag***	not applicable *nicht anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

  ☐ Regulated Market

  ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 1,000 *EUR 1.000*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating has been applied for
Rating *ist beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing: Düsseldorf
Börsenzulassung: *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 20 June 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 20. Juni 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

Die Bestimmungen dieser Emissionsbedingungen gelten für diese Schuldverschreibungen so, wie sie durch die Angaben de beigefügten endgültigen Bedingungen (die "Endgültigen Bedingungen") vervollständigt, geändert, ergänzt oder ganz oder teilweise ersetzt werden. Die Leerstellen in den auf die Schuldverschreibungen anwendbaren Bestimmungen dieser Emissionsbedingungen gelten als durch die in den Endgültigen Bedingungen enthaltenen Angaben ausgefüllt, als ob die Leerstellen in den betreffenden Bestimmungen durch diese Angaben ausgefüllt wären; sofern die Endgültigen Bedingungen die Änderung, Ergänzung oder (vollständige oder teilweise) Ersetzung von Bestimmungen dieser Emissionsbedingungen vorsieht, gelten die betreffenden Bestimmungen dieser Emissionsbedingungen als entsprechend geändert, ergänzt oder ersetzt; alternative oder wählbare Bestimmungen dieser Emissionsbedingungen, deren Entsprechungen in den Endgültigen Bedingungen nicht ausdrücklich ausgefüllt oder die gestrichen sind, gelten als aus diesen Emissionsbedingungen gestrichen; sämtliche auf die Schuldverschreibungen nicht anwendbaren Bestimmungen dieser Emissionsbedingungen (einschließlich der Anweisungen, Anmerkungen und der Texte in eckigen Klammern) gelten als aus diesen Emissionsbedingungen gestrichen, so dass die Bestimmungen der Endgültigen Bedingungen Geltung erhalten.

Kopien der Endgültigen Bedingungen sind kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle erhältlich; bei nicht an einer Börse notierten Schuldverschreibungen sind Kopien der anwendbaren Endgültigen Bedingungen allerdings ausschließlich für die Gläubiger solcher Schuldverschreibungen erhältlich.

EMISSIONSBEDINGUNGEN FÜR SCHULDVERSCHREIBUNGEN (AUSGENOMMEN PFANDBRIEFE UND GENUSSSCHEINE)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE0HR von Schuldverschreibungen (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 10.000.000 (in Worten:Euro zehn Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft (jede eine "Globalurkunde").

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Schuldverschreibungen verbriefende Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet folgendes: Clearstream Banking AG ("CBF").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 13. Juni 2006 (einschließlich) bis zum 13. Juni 2007 (ausschließlich) mit jährlich 3,40% und vom 13. Juni 2007 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 3,85%. Die Zinsen sind nachträglich am 13. Juni eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am 13. Juni 2007.

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).

(4) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen; den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge. Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen sollen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge einschließen.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 13. Juni 2008 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt, jedoch nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § 12 gegenüber den Gläubigern vorzeitig gekündigt und zu ihrem vorzeitigen Rückzahlungsbetrag (wie nachstehend definiert) zuzüglich bis zum für die Rückzahlung festgesetzten Tag aufgelaufener Zinsen zurückgezahlt werden, falls die Emittentin als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften der Bundesrepublik Deutschland oder deren politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die letzte Tranche dieser Serie von Schuldverschreibungen begeben wird wirksam) am nächstfolgenden Zinszahlungstag (wie in § 3(1) definiert) zur Zahlung von zusätzlichen Beträgen (wie in § 7 dieser Bedingungen definiert) verpflichtet sein wird und diese Verpflichtung nicht durch das Ergreifen vernünftiger der Emittentin zur Verfügung stehender Maßnahmen vermieden werden kann.

Eine solche Kündigung darf allerdings nicht (i) früher als 90 Tage vor dem frühestmöglichen Termin erfolgen, an dem die Emittentin verpflichtet wäre, solche zusätzlichen Beträge zu zahlen, falls eine Zahlung auf die Schuldverschreibungen dann fällig sein würde, oder (ii) erfolgen, wenn zu dem Zeitpunkt, zu dem die Kündigung erfolgt, die Verpflichtung zur Zahlung von zusätzlichen Beträgen nicht mehr wirksam ist.

Eine solche Kündigung hat gemäß § 12 zu erfolgen. Sie ist unwiderruflich, muss den für die Rückzahlung festgelegten Termin nennen und eine zusammenfassende Erklärung enthalten, welche die das Rückzahlungsrecht der Emittentin begründenden Umstände darlegt.

(3) *Vorzeitige Rückzahlung nach Wahl der Emittentin.*

(a) Die Emittentin kann, nachdem sie gemäß Absatz (b) gekündigt hat, die Schuldverschreibungen insgesamt am Wahl-Rückzahlungstag (Call) zum Wahl-Rückzahlungsbetrag (Call), wie nachstehend angegeben, nebst etwaigen bis zum Wahl-Rückzahlungstag (Call) (ausschließlich) aufgelaufenen Zinsen zurückzahlen.

Wahl-Rückzahlungstag (Call)	Wahl-Rückzahlungsbetrag (Call)
13. Juni 2007	Gesamtnennbetrag

(b) Die Kündigung ist den Gläubigern der Schuldverschreibungen durch die Emittentin gemäß § 12 bekannt zu geben. Sie beinhaltet die folgenden Angaben:

(i) die zurückzuzahlende Serie von Schuldverschreibungen;

(ii) eine Erklärung, ob diese Serie ganz oder teilweise zurückgezahlt wird und im letzteren Fall den Gesamtnennbetrag der zurückzuzahlenden Schuldverschreibungen;

(iii) den Wahl-Rückzahlungstag (Call), der nicht weniger als 3 Frankfurter Bankarbeitstage nach dem Tag der Kündigung durch die Emittentin gegenüber den Gläubigern liegen darf; und

(iv) den Wahl-Rückzahlungsbetrag (Call), zu dem die Schuldverschreibungen zurückgezahlt werden.

(c) Wenn die Schuldverschreibungen nur teilweise zurückgezahlt werden, werden die zurückzuzahlenden Schuldverschreibungen in Übereinstimmung mit den Regeln des betreffenden

Clearing Systems ausgewählt.

(5) *Vorzeitiger Rückzahlungsbetrag.*

Für die Zwecke von Absatz 2 dieses § 5 und § 9, entspricht der vorzeitige Rückzahlungsbetrag einer Schuldverschreibung dem Rückzahlungsbetrag.

§ 6
DIE EMISSIONSSTELLE UND DIE ZAHLSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellte Zahlstelle und deren jeweilige bezeichnete Geschäftsstelle lauten wie folgt:

Emissionsstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen
Zahlstelle:	Hypothekenbank in Essen Aktiengesellschaft Gildehofstraße 1 D-45127 Essen

Die Emissionsstelle und die Zahlstelle behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten und (iii) solange die Schuldverschreibungen an der Düsseldorfer Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Düsseldorf und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall wird die Emittentin diejenigen zusätzlichen Beträge (die "zusätzlichen Beträge") zahlen, die erforderlich sind, damit die den Gläubigern zufließenden Nettobeträge nach einem solchen Einbehalt oder Abzug jeweils den Beträgen entsprechen, die ohne einen solchen Einbehalt oder Abzug von den Gläubigern empfangen worden wären; die Verpflichtung zur Zahlung solcher zusätzlichen Beträge besteht jedoch nicht für solche Steuern und Abgaben, die:

(a) von einer als Depotbank oder Inkassobeauftragter des Anleihegläubigers handelnden Person oder sonst auf andere Weise zu entrichten sind als dadurch, dass der Emittent aus den von ihm zu leistenden Zahlungen von Kapital oder Zinsen einen Abzug oder Einbehalt vornimmt; oder

(b) wegen einer gegenwärtigen oder früheren persönlichen oder geschäftlichen Beziehung des Gläubigers zu der Bundesrepublik Deutschland zu zahlen sind, und nicht allein deshalb, weil Zahlungen auf die Schuldverschreibungen aus Quellen in der Bundesrepublik Deutschland stammen

(oder für Zwecke der Besteuerung so behandelt werden) oder dort besichert sind; oder

(c) aufgrund einer Rechtsänderung zu zahlen sind, welche später als 30 Tage nach Fälligkeit der betreffenden Zahlung oder, wenn dies später erfolgt, ordnungsgemäßer Bereitstellung aller fälligen Beträge und einer diesbezüglichen Bekanntmachung gemäß § 12 wirksam wird; oder

(d) aufgrund (i) einer Richtlinie oder Verordnung der Europäischen Union betreffend die Besteuerung von Zinserträgen oder (ii) einer zwischenstaatlichen Vereinbarung über deren Besteuerung, an der die Bundesrepublik Deutschland oder die Europäische Union beteiligt ist, oder (iii) einer gesetzlichen Vorschrift, die diese Richtlinie, Verordnung oder Vereinbarung umsetzt oder befolgt, abzuziehen oder einzubehalten sind.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
KÜNDIGUNG

(1) *Kündigungsgründe.* Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem vorzeitigen Rückzahlungsbetrag (wie in § 5 beschrieben), zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen zu verlangen, falls:

(a) die Emittentin Kapital oder Zinsen nicht innerhalb von 30 Tagen nach dem betreffenden Fälligkeitstag zahlt; oder

(b) die Emittentin die ordnungsgemäße Erfüllung irgendeiner anderen Verpflichtung aus den Schuldverschreibungen unterlässt und diese Unterlassung nicht geheilt werden kann oder, falls sie geheilt werden kann, länger als 30 Tage fortdauert, nachdem die Emissionsstelle hierüber eine Benachrichtigung von einem Gläubiger erhalten hat; oder

(c) die Emittentin ihre Zahlungsunfähigkeit bekannt gibt oder ihre Zahlungen einstellt; oder

(d) ein Gericht ein Insolvenzverfahren gegen die Emittentin eröffnet, oder die Emittentin ein solches Verfahren einleitet oder beantragt oder eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger anbietet oder trifft; oder

(e) die Emittentin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft und diese Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit diesen Schuldverschreibungen eingegangen ist; oder

(f) in der Bundesrepublik Deutschland irgendein Gesetz, eine Verordnung oder behördliche Anordnung erlassen wird oder ergeht, aufgrund derer die Emittentin daran gehindert wird, die von ihr gemäß diesen Emissionsbedingungen übernommenen Verpflichtungen in vollem Umfang zu beachten und zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.

(2) *Bekanntmachung.* Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß vorstehendem Absatz 1 ist schriftlich in deutscher oder englischer Sprache gegenüber der Emissionsstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, dass der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § 13 (4) definiert) oder auf andere geeignete Weise erbracht werden.

§ 10
ERSETZUNG

(1) *Ersetzung.* Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger ein mit ihr verbundenes Unternehmen (wie unten definiert) an ihrer Stelle als

Hauptschuldnerin (die "Nachfolgeschuldnerin") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, dass:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in bezug auf die Schuldverschreibungen übernimmt;

(b) die Emittentin und die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erlangt haben und berechtigt sind, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(c) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

(d) die Emittentin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die sicherstellen, dass jeder Gläubiger wirtschaftlich mindestens so gestellt wird, wie er ohne eine Ersetzung stehen würde; und

(d) der Emissionsstelle ein oder mehrere Rechtsgutachten von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden Unterabsätzen (a), (b), (c) und (d) erfüllt wurden.

Für die Zwecke dieses § 10 bedeutet "verbundenes Unternehmen" ein verbundenes Unternehmen im Sinne von § 15 Aktiengesetz.

(2) *Bekanntmachung.* Jede Ersetzung ist gemäß § 12 bekannt zu machen.

(3) *Änderung von Bezugnahmen.* Im Fall einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat. Des weiteren gilt im Fall einer Ersetzung folgendes:

(a) in § 7 und § 5(2) gilt eine alternative Bezugnahme auf die Bundesrepublik Deutschland als aufgenommen (zusätzlich zu der Bezugnahme nach Maßgabe des vorstehenden Satzes auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat);

(b) in § 9(1)(c) bis (f) gilt eine alternative Bezugnahme auf die Emittentin in ihrer Eigenschaft als Garantin als aufgenommen (zusätzlich zu der Bezugnahme auf die Nachfolgeschuldnerin);

(c) in § 9(1) gilt ein weiterer Kündigungsgrund als aufgenommen, der dann besteht, wenn die Garantie gemäß Absatz 1 (d) aus irgendeinem Grund nicht mehr gilt.

§ 11
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu

entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 12
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Deutschland, voraussichtlich *Börsen-Zeitung* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System*

Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Düsseldorfer Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 13
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 14
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst.

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	**none** ***keine***

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt »Interest of Natural and Legal Persons involved in the Issue/Offer« angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	**Not applicable** ***Nicht anwendbar***
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	CHF 196,830,000
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	CHF 9,000

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	No
Soll in EZB-fähiger Weise gehalten werden	*Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	025959833
☒ ISIN Code *ISIN Code*	CH0026096567
☐ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0JE
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	Swiss Security Number: 2609656 *Schweizer Valoren-Nummber: 2609656*

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*
Method of calculating the yield *Berechnungsmethode der Rendite*	

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** **Not applicable**
Zinssätze der Vergangenheit ***Nicht anwendbar***

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind **Not applicable**
Nicht anwendbar

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen **Not applicable**
Nicht anwendbar

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen **Not applicable**
Nicht anwendbar

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage **Not applicable**
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☐ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution ***Vertriebsmethode***	**Not applicable** ***Nicht anwendbar***

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Credit Suisse Paradeplatz 8 CH-8001 Zurich

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	1.25 per cent. *1.25%*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not applicable *Nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	Not applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	CHF 100,000 out-of-pocket epenses *CHF 100.000 Auslagen*
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***Keiner***

Subscription Agreement
Übernahmevertrag

- Date of subscription agreement
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	**Yes** ***Ja***

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☒ Other (insert details) — SWX Swiss Exchange
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	**July 13, 2006** ***13. Juli 2006***

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the

Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt »Responsibility Statement« auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

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Terms and Conditions of the Notes (Englisch Language Version)

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series HBE0JE of Public-Sector Pfandbriefe (Öffentliche Pfandbriefe) (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in Swiss Francs ("CHF") (the "Specified Currency") in the aggregate principal amount of CHF 200,000,000 (in words: CHF two hundred million) in denominations of CHF 5,000 (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by the Swiss Principal Paying Agent. Definitive Notes and interest coupons will not be issued except in accordance with subparagraph (4) below.

(4) *Definitive Notes and Coupons.* The Permanent Global Note will not be exchangeable at the option of the Holders but may be exchanged for definitive Notes in whole but not in part solely at the option of the Swiss Principal Paying Agent should it deem such exchange to be necessary or useful or if the presentation of definitive Notes and interest coupons is required by Swiss or foreign laws and regulations in connection with the enforcement of rights in respect of the Notes. In such case, the definitive Notes and interest coupons shall be signed in facsimile by two authorized signatories of the Issuer and the trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by the Swiss Principal Paying Agent and printed in accordance with the rules and regulations of the SWX Swiss Exchange at no cost for the Holders.

(5) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means SIS SegaInterSettle AG ("SIS"), Olten, Switzerland.

(6) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

§2
STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public-Sector Pfandbriefe.

§ 3
INTEREST

(1) *Rate of Interest and Interest Payment Dates.* Rate of Interest and Interest Payment Dates. The Notes shall bear interest on their principal amount at the rate of 3.125 per cent. per annum from (and including) July 14, 2006 to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on July 14 in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on July 14, 2007.

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).

(4) *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"):

the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless(A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall

not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).

§ 4
PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Swiss Principal Paying Agent for payment to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Swiss Principal Paying Agent.

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Swiss Principal Paying Agent for payment to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in Swiss Francs. The amounts required for the servicing of this Issue will be made available by the Issuer to the Swiss Principal Paying Agent in good time on each due date in freely available Swiss Francs, without cost for the Holders, under all circumstances and notwithstanding any future transfer restrictions and outside the scope of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Federal Republic of Germany and Switzerland.

(3) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Swiss Principal Paying Agent.

(4) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) commercial banks and foreign exchange markets in Zurich and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments.

(5) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; and any premium and any other amounts which may be payable under or in respect of the Notes.

(6) *Deposit of Principal and Interest.* The Issuer may deposit with the Amtsgericht in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

Redemption at Maturity. Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on July 14, 2025 (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be its principal amount.

§ 6
SWISS PRINCIPAL PAYING AGENT

(1) *Appointment; Specified Offices.* The initial Swiss Principal Paying Agent and its respective initial specified office is:

Swiss Principal Paying Agent:	Credit Suisse Paradeplatz 8 CH-8001 Zurich

The Swiss Principal Paying Agent reserves the right at any time to change its respective specified office to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Swiss Principal Paying Agent and to appoint another Swiss Principal Paying Agent or additional Paying Agents. The Issuer shall at all times maintain (i) a Swiss Principal Paying Agent and (ii) so long as the Notes are listed on the SWX Swiss Exchange, a Paying Agent (which may be the Swiss Principal Paying Agent) with a specified office in Switzerland and/or in such other place as may be required by the rules of such stock exchange. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Swiss Principal Paying Agent acts solely as agent of the Issuer and does not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes. The presentation period for interest coupons is four years in accordance with § 801 subparagraph 2 BGB (German Civil Code).

§ 9
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Swiss Principal Paying Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 10
NOTICES

(1) *Publication.* All notices concerning the Notes shall be validly given through the Swiss Principal Paying Agent by means of electronic publication on the internet website of the SWX Swiss Exchange (www.swx.com). Any notice so given will be deemed to have been validly given on the date of such publication (or, if published more than once, on the date of the first such publication).

(2) *Notification to Clearing System.* So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the SWX Swiss Exchange so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

§ 11
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ 12
LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

Emissionsbedingungen für Pfandbriefe (German Language Version)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE0JE der Öffentlichen Pfandbriefe (die »Schuldverschreibungen«) der Hypothekenbank in Essen Aktiengesellschaft (die »Emittentin«) wird in Schweizer Franken (»CHF«) (die »festgelegte Währung«) im Gesamtnennbetrag von CHF 200.000.000 (in Worten: CHF zweihundert Millionen) in Stückelungen von CHF 5.000 (die »festgelegten Stückelungen«) begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die »Dauerglobalurkunde«) ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Schweizer Hauptzahlstelle mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden ausser in § 1(4) vorgesehenen Fällen nicht ausgegeben.

(4) *Einzelurkunden und Zinsscheine.* Die Dauerglobalurkunde wird nicht nach Wahl der Gläubiger, sondern ausschließlich auf Verlangen der Schweizer Hauptzahlstelle vollständig und nicht teilweise gegen Einzelurkunden ausgetauscht, wenn die Schweizer Hauptzahlstelle einen solchen Austausch für notwendig oder nützlich hält oder wenn dies nach schweizerischem oder einem anderen Recht im Zusammenhang mit der gerichtlichen Geltendmachung von Rechten aus den Schuldverschreibungen erforderlich wird. In einem solchen Fall werden die Einzelurkunden und Zinsscheine die faksimilierten Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin sowie des staatlich bestellten Treuhänders tragen, von der Schweizer Hauptzahlstelle mit einer Kontrollunterschrift versehen, und gemäß den Vorschriften der SWX Swiss Exchange kostenfrei für die Gläubiger gedruckt.

(5) *Clearing System.* Jede Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. »Clearing System« bedeutet SIS SegaInterSettle AG (»SIS«), Olten, Schweiz.

(6) *Gläubiger von Schuldverschreibungen.* »Gläubiger« bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§2
STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus Öffentlichen Pfandbriefen.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 14. Juli 2006 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 3,125 %. Die Zinsen sind nachträglich am 14. Juli eines jeden Jahres zahlbar (jeweils ein »Zinszahlungstag«). Die erste Zinszahlung erfolgt am 14. Juli 2007.

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).

(4) *Zinstagequotient.* »Zinstagequotient« bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der »Zinsberechnungszeitraum«):

die Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums

fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an die Schweizer Hauptzahlstelle zu Weiterleitung an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Schweizer Hauptzahlstelle.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an die Schweizer Hauptzahlstelle zur Weiterleitung an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Schweizer Franken. Die für den Zahlungsdienst dieser Emission benötigten Mittel wird die Emittentin der Schweizer Hauptzahlstelle rechtzeitig vor jedem Zahlungstermin in freien Schweizer Franken zur Verfügung stellen, kostenfrei für die Gläubiger, welches die Umstände auch sein mögen, und ohne Rücksicht auf irgendwelche zukünftigen Transferbeschränkungen und außerhalb irgendeines bilateralen oder multilateralen Zahlungs- oder Clearingabkommens, das zur Zeit solcher Zahlungen oder Rückzahlungen zwischen der Bundesrepublik Deutschland einerseits und der Schweiz andererseits bestehen könnte.

(3) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an die Schweizer Hauptzahlstelle oder dessen Order von ihrer Zahlungspflicht befreit.

(4) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet »Zahltag« einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) Geschäftsbanken und Devisenmärkte in Zürich und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(5) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(6) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

Rückzahlung bei Endfälligkeit. Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 14. Juli 2025 (der »Fälligkeitstag«) zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

§ 6
DIE SCHWEIZER HAUPTZAHLSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Schweizer Hauptzahlstelle und deren anfängliche bezeichnete Geschäftsstelle lautet wie folgt:

Schweizer Hauptzahlstelle:	Credit Suisse Paradeplatz 8 CH-8001 Zurich

Die Schweizer Hauptzahlstelle behält sich das Recht vor, jederzeit ihre bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* (2) Änderung der Bestellung oder Abberufung. Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Schweizer Hauptzahlstelle zu ändern oder zu beenden und eine andere Schweizer Hauptzahlstelle oder zusätzliche Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Schweizer Hauptzahlstelle unterhalten und (ii) solange die Schuldverschreibungen an der SWX Swiss Exchange notiert sind, eine Zahlstelle (die die Schweizer Hauptzahlstelle sein kann) mit bezeichneter Geschäftsstelle in der Schweiz und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Schweizer Hauptzahlstelle handelt ausschließlich als Beauftragte der Emittentin und übernimmt keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihr und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt. Die Vorlegungsfrist für Zinsscheine ist vier Jahre in Übereinstimmung mit § 801 Absatz 2 BGB.

§ 9
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Schweizer Hauptzahlstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 10
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen werden druch die Schweizer Hauptzahlstelle rechtsgültig veranlasst und durch elektronische Publikation auf der Webseite der SWX Swiss Exchange (www.swx.com) veröffentlicht. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System.* Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der SWX Swiss Exchange zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 11
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren (»Rechtsstreitigkeiten«) ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet »Depotbank« jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 12
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

Base Prospectus dated April 28, 2006

This page is left intentionally blank

This document constitutes two base prospectuses of Hypothekenbank in Essen Aktiengesellschaft: (i) the base prospectus in respect of non-equity securities within the meaning of Art. 22 No. 6(4) of the Commission Regulation (EC) No. 809/2004 of 29 April 2004 (the ***"Commission Regulation"****) and (ii) the base prospectus in respect of Pfandbriefe (non-equity securities within the meaning of Art. 22 No. 6(3) of the Commission Regulation) (together, the* ***"Debt Issuance Programme Prospectus"*** *or the* ***"Prospectus"****).*

Debt Issuance Programme Prospectus
Dated 28 April 2006

Hypothekenbank in Essen Aktiengesellschaft

Essen, Federal Republic of Germany

– Issuer –

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme
(the **"Programme"**)

Application has been made to the Luxembourg *Commission de Surveillance du Secteur Financier* (the "**Commission**"), which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC (the "**Prospectus Directive**"), for its approval of this Prospectus.

Application has been made to the Luxembourg Stock Exchange for notes (the **"Notes"**, which expression includes Pfandbriefe and Participation Certificates (as defined herein) unless otherwise indicated) issued under this Prospectus to be admitted to trading on the regulated market of the Luxembourg Stock Exchange (as defined below) and to be listed on the Luxembourg Stock Exchange. Notes issued under the Programme may also be listed on other or further stock exchanges or may not be listed at all.

The Issuer has requested the Commission to provide the competent authorities in the Federal Republic of Germany, the Republic of Austria, the United Kingdom of Great Britain and Northern Ireland and the Republic of Ireland on 28 April 2006 with a certificate of approval attesting that this Prospectus has been drawn up in accordance with the Luxembourg law implementing the Prospectus Directive (**"Notification"**). The Issuer may request the Commission to provide competent authorities in additional host Member States within the European Economic Area with a Notification. Under the Luxembourg law implementing the Prospectus Directive, prospectuses relating to money market instruments having a maturity at issue of less than 12 months and complying also with the definition of securities are not subject to the approval provisions of Part II of such law.

Arrangers

COMMERZBANK CORPORATES & MARKETS **MERRILL LYNCH INTERNATIONAL**

Dealers

ABN AMRO
BARCLAYS CAPITAL
CALYON, CORPORATE AND INVESTMENT BANK
CITIGROUP
COMMERZBANK CORPORATES & MARKETS
DEUTSCHE BANK
DZ BANK AG
GOLDMAN SACHS INTERNATIONAL
HSBC
LEHMAN BROTHERS
MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY
SOCIÉTÉ GÉNÉRALE CORPORATE & INVESTMENT BANKING
UBS INVESTMENT BANK

This Prospectus will be published in electronic form on the websites of the Issuer (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and of the Luxembourg Stock

Exchange (www.bourse.lu). This Prospectus replaces the Prospectus dated 31 October 2005 and it is valid for 12 months following the date of its publication.

TABLE OF CONTENTS

RESPONSIBILITY STATEMENT

Hypothekenbank in Essen Aktiengesellschaft ("**Essen Hyp**", the "**Bank**" or the "**Issuer**"), with its registered office in Essen, Germany, is solely responsible for the information given in this Prospectus. The Issuer hereby declares that, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Prospectus should be read and understood in conjunction with any supplement hereto and with any other documents incorporated herein by reference. Full information on the Issuers and any tranche of Notes is only available on the basis of the combination of the Prospectus and the relevant Final Terms (as defined herein).

The Issuer has confirmed to the Dealers (as defined herein) that this Prospectus contains all information with regard to the Issuer and the Notes which is material in the context of the Programme and the issue and offering of Notes thereunder, that the information contained herein with respect to the Issuer and the Notes is accurate in all material respects and is not misleading; that any opinions and intentions expressed herein with respect to the Issuer and the Notes are honestly held, that there are no other facts with respect to the Issuer and the Notes the omission of which would make this Prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading and that the Issuer has made all reasonable enquiries to ascertain all facts material for the purposes aforesaid.

No person has been authorised to give any information which is not contained in or not consistent with this Prospectus or any other document entered into or any other information supplied in connection with the Programme and, if given or made, such information must not be relied upon as having been authorised by the Issuer, the Dealers or any of them.

This Prospectus should be read and understood in conjunction with any supplement hereto and with any other documents incorporated herein by reference and, in relation to any Series of Notes, together with the applicable final terms (the "**Final Terms**").

This Prospectus is valid for 12 months following the date of its publication and this Prospectus and any supplement hereto as well as any Final Terms reflect the status as of their respective dates of publication. The delivery of this Prospectus and the offering, sale or delivery of any Notes may not be taken as an implication that the information contained in such documents is accurate and complete subsequent to their respective dates of issue or that there has been no adverse change in the financial condition of the Issuer since such date or that any other information supplied in connection with the Programme is accurate at any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The Issuer has undertaken with the Dealers (i) to publish a supplement to this Prospectus or to publish a new Prospectus, if and when information herein should become materially inaccurate or incomplete or in the event of any significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of the Notes and (ii) where approval by the Commission of any such document is required, to have such document approved by the Commission.

Neither the Arranger nor any Dealer nor any other person mentioned in this Prospectus, except for the Issuer, is responsible for the information contained in this Prospectus or any supplement thereto, or any Final Terms or any other document incorporated herein by reference and, accordingly and to the extent permitted by the laws of any relevant jurisdiction, none of these persons accepts any responsibility for the accuracy and completeness of the information contained in any of these documents.

The distribution of this Prospectus and any Final Terms and the offering, sale and delivery of Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required to inform themselves about and observe any such restrictions. For a

description of restrictions applicable in the Member States of the Economic European Area in general, the United Kingdom of Great Britain and Northern Ireland, the United States of America, Switzerland and Japan, see "Selling Restrictions". In particular, the Notes have not been and will not be registered under the U. S. Securities Act of 1933, as amended (the **"Securities Act"**), and are subject to tax law requirements of the United States of America; subject to certain exceptions, Notes may not be offered, sold or delivered within the United States of America or to U. S. persons.

The language of this Prospectus is English. Any part of this Prospectus in the German language constitutes a translation. In respect of the issue of any Tranche of Notes under the Programme, the German text of the Terms and Conditions is controlling and binding, if so specified in the relevant Final Terms.

This Prospectus may only be used for the purpose for which it has been published.

This Prospectus and any Final Terms may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such an offer or solicitation.

This Prospectus and any Final Terms do not constitute an offer or invitation to any person to subscribe for or to purchase any Notes.

In connection with the issue of any Tranche of Notes under the Programme, the Dealer or Dealers (if any) named as the stabilising manager(s) in the applicable Final Terms (or persons acting on behalf of a stabilising manager) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 per cent of the aggregate principal amount of the relevant Tranche of Notes) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that such stabilising manager(s) (or persons acting on behalf of a stabilising manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the terms of the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

GENERAL DESCRIPTION OF THE PROGRAMME

General

Under the Programme, Notes may be issued in the form of Fixed Rate Notes, Floating Rate Notes, Index-linked Notes, Dual Currency Notes, Zero Coupon Notes or any other type on which the Issuer and the relevant Dealer(s) may agree. Notes may also be issued as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*). Mortgage Pfandbriefe and Public-Sector Pfandbriefe may be issued in the form of Global Pfandbriefe (the "**Global Pfandbriefe**") (all together, the "**Pfandbriefe**"). In addition, the Issuer may issue Notes as profit participation certificates (the "**Participation Certificates**"). Distributions on the Participation Certificates can be made as fixed rate distribution or a floating rate distribution.

Dealers under the Programme are the following: ABN AMRO Bank N. V., Barclays Bank PLC, Calyon, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Deutsche Bank Aktiengesellschaft, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Goldman Sachs International, HSBC Bank plc, Lehman Brothers International (Europe), Merrill Lynch International, Morgan Stanley & Co. International Limited, Société Générale and UBS Limited and any additional Dealer appointed under the Programme of the Issuer from time to time (each a "**Dealer**" and together, the "**Dealers**") which appointment may be for a specific issue or on an ongoing basis.

The maximum aggregate principal amount of the Notes outstanding at any one time under the Programme will not exceed € 30,000,000,000 (or its equivalent in other currencies calculated as described herein). The Issuer may increase the amount of the Programme in accordance with the terms of the Dealer Agreement (as defined herein) from time to time.

Notes may be issued on a continuing basis to one or more of the Dealers. Notes may be distributed by way of public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution of each tranche ("**Tranche**") will be stated in the relevant Final Terms.

Notes will be issued in Tranches, each Tranche consisting of Notes which are identical in all respects. One or more Tranches, which are expressed to be consolidated and forming a single series and being identical in all respects, but may have different issue dates, interest commencement dates, issue prices and/or dates of first interest payments, may form a series ("**Series**") of Notes. Further Notes may be issued as part of an existing Series. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions) will be set forth in the applicable Final Terms.

Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of the Notes will be, if in euro, € 1,000, and, if in any currency other than euro, an amount in such other currency equal to or exceeding the equivalent of € 1,000 at the time of the issue of Notes.

Notes may be issued at any issue price which is at par or at a discount to, or premium over, par as stated in the relevant Final Terms.

Notes (other than Pfandbriefe and Participation Certificates) may be issued as senior Notes ("**Senior Notes**") or subordinated Notes ("**Subordinated Notes**").

Application has been made to the Commission, which is the Luxembourg competent authority for the purpose of the Prospectus Directive, for its approval of this Prospectus.

Application has been made to the Luxembourg Stock Exchange for Notes issued under this Prospectus to be admitted to trading on the "**regulated market of the Luxembourg Stock Exchange**" which is a regulated market for the purposes of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC, and to be listed on the Luxembourg Stock Exchange. The Programme provides that Notes may be listed on other or further stock exchanges including, but not limited to, the Düsseldorf Stock Exchange, as may be agreed between the Issuer and the relevant Dealer(s) in relation to each issue. Notes may further be issued under the Programme without being listed on any stock exchange.

Notes will be accepted for clearing through one or more Clearing Systems as specified in the applicable Final Terms. These systems will include those operated by Clearstream Banking AG, Clearstream Banking, société anonyme and Euroclear Bank S. A./N. V. as operator of the Euroclear system.

BNP Paribas Securities Services, Luxembourg Branch, will act as Fiscal Agent, Luxembourg Paying Agent and Luxembourg Listing Agent.

Issue Procedures

General

The Issuer and the relevant Dealer(s) will agree on the terms and conditions applicable to each particular Tranche of Notes (the **"Conditions"**). The Conditions will be constituted by the Terms and Conditions of the Notes set forth below (the **"Terms and Conditions"**) as completed, modified, supplemented or replaced by the provisions of the Final Terms. The Final Terms relating to each Tranche of Notes will specify:

- whether the Conditions are to be **Long-Form Conditions** or **Integrated Conditions** (each as described below); and
- whether the Conditions will be in the German language or the English language or both (and, if both, whether the German language version or the English language version is controlling).

As to whether **Long-Form Conditions** or **Integrated Conditions** will apply, the Issuer anticipates that:

- **Long-Form Conditions** will generally be used for Notes sold on a non-syndicated basis and which are not publicly offered.
- **Integrated Conditions** will generally be used for Notes sold and distributed on a syndicated basis. **Integrated Conditions** will be required where the Notes are to be publicly offered, in whole or in part, or are to be distributed, in whole or in part, to non-professional investors.

As to the controlling language of the respective Conditions, the Issuer anticipates that, in general, subject to any stock exchange or legal requirements applicable from time to time, and unless otherwise agreed between the Issuer and the relevant Dealer:

- in the case of Notes sold and distributed on a syndicated basis, German will be the controlling language;
- in the case of Notes publicly offered, in whole or in part, in the Federal Republic of Germany, or distributed, in whole or in part, to non-professional investors in the Federal Republic of Germany, German will be the controlling language. If, in the event of such public offer or distribution to non-professional investors, however, English is chosen as the controlling language, a German language translation of the Conditions will be available from the principal office of the Fiscal Agent and Essen Hyp, as specified on the back cover of this Prospectus.

Long-Form Conditions

If the Final Terms specify that **Long-Form Conditions** are to apply to the Notes, the provisions of the applicable Final Terms and the Terms and Conditions, taken together, shall constitute the Conditions. Such Conditions will be constituted as follows:

- the blanks in the provisions of the Terms and Conditions which are applicable to the Notes will be deemed to be completed by the information contained in the Final Terms as if such information were inserted in the blanks of such provisions;
- the Terms and Conditions will be modified, supplemented or replaced by the text of any provisions of the Final Terms modifying, supplementing or replacing, in whole or in part, the provisions of the Terms and Conditions;

- alternative or optional provisions of the Terms and Conditions as to which the corresponding provisions of the Final Terms are not completed or are deleted will be deemed to be deleted from the Conditions; and
- all instructions and explanatory notes set out in square brackets in the Terms and Conditions and any footnotes and explanatory text in the Final Terms will be deemed to be deleted from the Conditions.

Where **Long-Form Conditions** apply, each global note representing the Notes of the relevant Series will have the Final Terms and the Terms and Conditions attached. If Definitive Notes are delivered in respect of the Notes of such Series, they will have endorsed thereon either (i) the Final Terms and the Terms and Conditions in full, (ii) the Final Terms and the Terms and Conditions in a form simplified by the deletion of non-applicable provisions, or (iii) Integrated Conditions, as the Issuer may determine.

Integrated Conditions

If the Final Terms specify that **Integrated Conditions** are to apply to the Notes, the Conditions in respect of such Notes will be constituted as follows:

- all of the blanks in all applicable provisions of the Terms and Conditions will be completed according to the information contained in the Final Terms and all non-applicable provisions of the Terms and Conditions (including the instructions and explanatory notes set out in square brackets) will be deleted; and/or
- the Terms and Conditions will be otherwise modified, supplemented or replaced, in whole or in part, according to the information set forth in the Final Terms.

Where **Integrated Conditions** apply, the **Integrated Conditions** alone will constitute the Conditions. The **Integrated Conditions** will be attached to each global note representing Notes of the relevant Series and will be endorsed on any Definitive Notes exchanged for any such global note.

SUMMARY

The following constitutes a summary (the ***"Summary"****) of the essential characteristics and risks associated with the Issuer and the Notes to be issued under the Programme. This Summary should be read as an introduction to this Prospectus. Any decision by an investor to invest in any Tranche of the Notes should be based on consideration of this Prospectus as a whole, including the documents incorporated by reference, any supplement thereto and the relevant Final Terms. Where a claim relating to the information contained in this Prospectus, including the documents incorporated by reference, any supplement thereto and the relevant Final Terms is brought before a court, the plaintiff investor might, under the national legislation of such court, have to bear the costs of translating the Prospectus, any documents incorporated by reference, any supplement thereto and the relevant Final Terms before the legal proceedings are initiated. Civil liability attaches to the Issuer, who has tabled this Summary including any translation thereof and has applied or will apply for its notification, but only if the Summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.*

The following Summary does not purport to be complete and is taken from and qualified in its entirety by the remainder of this Prospectus and, in relation to the terms and conditions of any particular Tranche of the Notes, the applicable Final Terms.

SUMMARY REGARDING THE NOTES (EXCLUDING PARTICIPATION CERTIFICATES)

Form of Notes

Notes may be issued in bearer form only except for Global Pfandbriefe, which may be issued in registered form.

Pfandbriefe

Notes may be issued under the Programme as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe)*.

The Programme also provides for Global Pfandbriefe which may be offered and sold in transactions outside the United States of America in reliance on Regulation S under the Securities Act and within the United States of America only to "qualified institutional buyers" in reliance on the exemptions from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act.

Pfandbriefe constitute recourse obligations of Essen Hyp. They are secured or "covered" by separate pools of mortgage loans (in the case of Mortgage Pfandbriefe) or public loans (in the case of Public-Sector Pfandbriefe) which are regulated by the Pfandbrief Act (*Pfandbriefgesetz*) and monitored by an independent trustee appointed by the Federal Banking Supervisory Authority.

Specified Currencies

Subject to any applicable legal or regulatory restrictions and requirements of relevant central banks, Notes may be issued in euro or any other currency agreed by the Issuer and the relevant Dealer(s).

Denominations of Notes

Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms save that the minimum denomination of the Notes will be € 1,000 and, if in any currency other than euro, an amount in such other currency equivalent to or exceeding the equivalent of € 1,000 at the time of the issue of the Notes.

Maturities

Such maturities as may be agreed between the Issuer and the relevant Dealer(s) and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws

or regulations applicable to the Issuer or the relevant Specified Currency.

Fixed Rate Notes

Fixed Rate Notes bear a fixed interest income throughout the entire term of the Notes. Fixed interest will be payable on such basis as may be agreed between the Issuer and the relevant Dealer(s), as specified in the applicable Final Terms.

Floating Rate Notes

Floating Rate Notes will bear interest at a reference interest rate determined (and as adjusted for any applicable margin):

- on the same basis as the floating rate under a notional interest rate swap transaction in the relevant specified currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swap and Derivatives Association, Inc., and as amended and updated as at the date on which the first tranche of the Notes of the relevant Series is issued),
- on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service, or
- on such other basis as indicated in the applicable Final Terms.

The margin, if any, relating to such floating rate will be indicated in the applicable Final Terms for each Series of Floating Rate Notes.

Interest periods for Floating Rate Notes will be one, two, three, six or twelve months or such other period(s) as may be agreed between the Issuer and the relevant Dealer(s), (as specified in the applicable Final Terms).

Structured Floating Rate Notes

A Floating Rate Note may include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes (also called Reverse Floating Rate Notes) have an interest rate which is determined as the difference between a fixed interest rate and a floating rate reference rate such as the Euro Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR).

Fixed to Floating Rate Notes

Fixed to floating rate Notes may bear interest at a rate which may be converted from a fixed rate to a floating rate, or from a floating rate to a fixed rate.

Step-Up and Step-Down Notes

Interest rates on Step-up Notes increase over the years, interest on Step-down Notes decrease over the years. The dates on which interest increases or decreases, respectively, and the interest rates are predetermined. There are also combinations of Step-up and Step-down Notes, whereby the predetermined interest rate may increase or decrease from one year to another.

Instalment Notes

Instalment Notes are Notes, where payment of principal is made in instalments. Instalment will be made as the Issuer and the relevant Dealer(s) may agree (as specified in the applicable Final Terms).

Index-linked Notes

Index-linked Notes may be issued as Index-linked Interest Notes or Index-linked Redemption Notes or a combination of both.

Index-linked Interest Notes

Payments of interest in respect of Index-linked Interest Notes will be made by reference to a single index or other factors (including changes in the price of securities and commodities or movements in exchange rates) and/or such formula as may be specified by the Issuer and the

relevant Dealer(s) (as indicated in the applicable Final Terms).

Index-linked Redemption Notes

Payments of principal in respect of Index-linked Redemption Notes will be calculated by reference to a single index or other factors (including changes in the price of securities and commodities or movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer(s) (as indicated in the applicable Final Terms). Each nominal amount of Index-linked Notes equal to the denomination specified in the applicable Final Terms will be redeemed by payment of the redemption amount specified in or as determined pursuant to provisions in the applicable Final Terms.

Other provisions in relation to Floating Rate Notes and Index-linked Interest Notes

Floating Rate Notes and Index-linked Interest Notes may also have a maximum interest rate (**"Cap"**), a minimum interest rate (**"Floor"**) or both.

Interest on Floating Rate Notes and Index-linked Interest Notes in respect of each Interest Period, as selected prior to issue by the Issuer and the relevant Dealer(s), will be payable on such Interest Payment Dates specified in, or determined pursuant to, the applicable Final Terms and will be calculated as specified in the applicable Final Terms.

Dual Currency Notes

Dual Currency Notes are Notes, where payment of principal and/or payment of interest can be made in different currencies. Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer(s) may agree as indicated in the applicable Final Terms.

Zero Coupon Notes

Zero Coupon Notes will be offered and sold at a discount to their principal amount and will not bear interest other than in the case of late payment.

Credit-linked Notes

Credit-linked Notes may be issued relating to one or more reference entities (as specified in the applicable Final Terms). Such Notes may be redeemed prior to their scheduled maturity and at less than their principal amount on the occurrence of a credit event (as specified in the applicable Final Terms) and interest on such Notes may cease to accrue prior to the scheduled maturity of such Notes or may, due to potential principal reductions, be reduced on the occurrence of such credit event. On the occurrence of a credit event and if so specified in the applicable Final Terms, such Notes may be redeemed by settlement in the form of physical delivery of certain assets.

Other Notes

Notes may be of any other type of security which the Issuer and the relevant Dealer(s) may agree. The terms governing such Notes will be specified in the applicable Final Terms.

Redemption

The applicable Final Terms will indicate either that the Notes cannot be redeemed prior to their stated maturity (except for taxation reasons, or, in the case of Senior Notes only, upon the occurrence of an event of default) or that such Notes will be redeemable at the option of the Issuer and/or the Holders upon giving notice within the notice period (if any) specified in the applicable Final Terms to the Holders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such terms as specified in the applicable Final Terms.

Pfandbriefe will not in any event be capable of being redeemed prior to their stated maturity for taxation reasons or at the option of their Holders.

Any Notes, the proceeds of which are to be accepted by the Issuer in the

	United Kingdom, which must be redeemed before the first anniversary of their date of issue shall (a) have a redemption value of not less than £ 100,000 (or an amount of equivalent value denominated wholly or partly in a currency other than Sterling), and (b) provide that no part of any such Note may be transferred unless the redemption value of that part is not less than £ 100,000 (or such an equivalent amount).
Taxation	All amounts payable in respect of the Notes will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany, or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event, the Issuer will (if this is provided for in the Terms and Conditions) pay such additional amounts as shall be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the respective amounts which the Holder would otherwise have received in the absence of such withholding or deduction, subject to the exemptions set out in the Terms and Conditions. Pfandbriefe will not provide for the obligation of the Issuer to pay such additional amounts in the event of taxes or duties being withheld or deducted from payments of principal or interest as aforesaid.
Early Redemption for Taxation Reasons	Early redemption for taxation reasons will be permitted if, as a result of any change in, or amendment to the tax laws or regulations (including any change in, or amendment to, an official interpretation or application of such laws or regulations) of the Federal Republic of Germany, the Issuer is required to pay additional amounts on the Notes. Pfandbriefe will not be subject to early redemption for taxation reasons.
Status of the Notes	The Senior Notes will constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* without any preference among themselves and *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer. The Pfandbriefe will constitute unsubordinated obligations ranking *pari passu* without any preference among themselves and (i) in the case of Public-Sector Pfandbriefe *pari passu* with all other obligations of Essen Hyp under Public-Sector Pfandbriefe and (ii) in the case of Mortgage Pfandbriefe *pari passu* with all other obligations of Essen Hyp under Mortgage Pfandbriefe. Pfandbriefe are covered, however, by a separate pool of public-sector loans (in the case of Public Pfandbriefe) or mortgage loans (in the case of Mortgage Pfandbriefe). Subordinated Notes will constitute unsecured and subordinated obligations of the Issuer ranking *pari passu* without any preference among themselves and *pari passu* with all other subordinated obligations of the Issuer. In the event of the dissolution, liquidation or insolvency of the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer.
Negative Pledge	The Terms and Conditions of the Notes will not provide for a negative pledge provision.
Events of Default and Cross Default	The Senior Notes (excluding Pfandbriefe) will provide for events of default entitling the Holders of the Notes to demand immediate redemption. Pfandbriefe and Subordinated Notes will not provide for any event of default entitling Holders to demand immediate redemption. Neither the Terms and Conditions of the Notes (excluding Pfandbriefe)

nor the Terms and Conditions of Pfandbriefe will provide for a cross-default.

Governing Law German law.

Place of Performance and Place of Jurisdiction Place of performance: Essen.

Non-exclusive place of jurisdiction: Essen.

In the case of Pfandbriefe, such place of jurisdiction is exclusive for legal proceedings brought by merchants (*Kaufleute*) and certain other entities.

SUMMARY REGARDING PARTICIPATION CERTIFICATES

Form of Participation Certificates Participation Certificates are issued in bearer form only.

Nature of Participation Certificates The Participation Certificates represent creditor's rights, which do not include any shareholder rights, in particular no attendance, participation or voting rights at the shareholder's meetings of Essen Hyp.

Distribution Holders of Participation Certificates are entitled to receive out of the balance sheet profit during the term of the Participation Certificates an annual distribution ranking senior to the dividend claims of the shareholders of the Issuer at the rate specified in the applicable Final Terms.

The distributions shall not be payable to the extent that such payment would cause a balance sheet loss (*Bilanzverlust*) with the Issuer.Replenishment obligations may exist if Essen Hyp records balance sheet profit during the term of the Participation Certificates.

Participation in Balance Sheet Losses Should a loss be recorded in the balance sheet of the Issuer or if the registered share capital of the Issuer is reduced to compensate losses, the claim for repayment by the Holders of Participation Certificates shall be reduced.

If the Issuer records annual net income in the fiscal years following the participation in the balance sheet loss, such annual net income is to be used, after allocation of any amounts required by law to replenish legal reserves, to increase the claims for repayment of principal up to the nominal amount of the Participation Certificates prior to making distributions on Participation Certificates or an appropriation of profit.

Subordination Any claims arising from the Participation Certificates will be subordinated to all other unsubordinated claims of any other creditors of the Issuer.

Governing Law German law.

Place of Performance and Jurisdiction Place of performance: Essen.

Non-exclusive place of jurisdiction: Essen.

Such place of jurisdiction is exclusive for legal proceedings brought by merchants (*Kaufleute*) and certain other entities.

SUMMARY OF RISK FACTORS

Risk Factors regarding the Issuer

The principal risks to which Essen Hyp is exposed are categorised in the following groups:

- Market risks
  - Interest rate risks
  - Spread risks
- Liquidity risks
- Credit risks
  - Counterparty risks
- Operational risks

For more information on each of these risks see "Risk factors in respect of Hypothekenbank in Essen AG".

Risk Factors regarding the Notes

Notes may not be a suitable Investment for all Investors

A potential investor should not invest in Notes which are complex financial Notes unless the investor has the expertise (either alone or with a financial advisor) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Liquidity Risk

There can be no assurance that a liquid secondary market for the Notes will develop or, if it does develop, that it will continue. In an illiquid market, an investor might not be able to sell his Notes at any time at a fair market price. The possibility to sell the Notes might additionally be restricted by country-specific reasons.

Market Price Risk

The holder of a Note (the **"Holder"**) is exposed to the risk of an unfavourable development of market prices of his Notes which materialises if the Holder sells the Notes prior to the final maturity of such Notes.

Risk of potential Conflicts of Interest

In case of Notes linked to an underlying, the Issuer, each Dealer or any of their respective affiliates may from time to time engage in transactions relating to such underlying which could create conflicts of interest and may have a negative impact on the underlying value.

Risk of Early Redemption

If the Issuer has the right to redeem the Notes prior to maturity or if the Notes are redeemed prior to maturity due to the occurrence of an event set out in the Terms and Conditions of the Notes, a Holder of such Notes is exposed to the risk that due to early redemption his investment will have a lower than expected yield.

Currency Risk/Dual Currency Notes

A Holder of a Note denominated in a foreign currency and a Holder of a dual currency Note is exposed to the risk of changes in currency exchange rates which may affect the yield of such Notes.

Fixed Rate Notes

A Holder of fixed rate Notes is exposed to the risk that the price of such Fixed Rate Notes falls as a result of changes in the Market Interest Rate.

Floating Rate Notes

The Holder of a Floating Rate Note is exposed to the risk of fluctuating interest rate levels and uncertain interest income. Fluctuating interest rate levels make it impossible to determine the profitability of Floating Rate Notes in advance. Floating Rate Notes may include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features. In addition, Floating Rate Notes may be issued as Inverse Floating Rate Notes. The market value of such structured Floating Rate Notes tend to be more volatile than the market value of conventional Floating Rate Notes.

Fixed to Floating Rate Notes

Fixed to Floating Rate Notes bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed to Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes relating to the same reference rate. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than the then prevailing interest rates payable on its Notes.

Zero Coupon Notes

The Holder of a Zero Coupon Note is exposed to the risk that the price of such Note falls as a result of changes in the current interest rate on the capital market ("**Market Interest Rate**"). Prices of Zero Coupon Notes are more volatile than prices of Fixed Rate Notes and are likely to respond to a greater degree to Market Interest Rate changes than interest bearing Notes with a similar maturity.

Index-linked Notes

The Holder of an Index-linked Interest Note is exposed to the risk of fluctuating interest rate levels and/or uncertainty with respect to the interest income and may receive no interest at all. The yield of an Index-linked Interest Note may even be negative. A Holder of an Index-linked Redemption Note is exposed to uncertainty with respect to the repayment amount. The yield of an Index-linked Redemption Note may be negative and an investor might lose the value of its entire investment or parts of it. Uncertainty with respect to interest and repayment amount makes it impossible to determine the yield of Index-linked Notes in advance. The more volatile the relevant index, the greater the uncertainty of interest income and redemption amount.

Structured Notes

An investment in Notes, the premium and/or the interest on and/or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices of formulae, either directly, indirectly or inversely ("**Structured Notes**"), may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that an investor could lose all or a substantial portion of principal of its Structured Notes.

Risks in connection with Caps

The yield of Notes with a cap can be considerably lower than that of similar structured Notes without a cap.

Credit Linked Notes

The Holder of a Credit Linked Note is exposed to the credit risk of the Issuer and that of one or more reference entities (as specified in the applicable Final Terms). There is no guarantee that the Holder of such Credit Linked Note will receive the full principal amount of such Notes and interest thereon and ultimately the obligations of the Issuer to pay principal under the Notes may even be reduced to zero.

Subordinated Notes

In the event of the liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of or against the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer so that in any such event no amounts will be payable under such obligations until the claims of all unsubordinated creditors of the Issuer will have been satisfied in full.

Participation Certificates

A Holder of Participation Certificates is exposed to the risk (i) that he will receive less distributions or no distributions at all and/or that the distributions will be made at a later point in time than expected (distribution risk), (ii) of a reduction of the repayment amount of his Participation Certificates and/or (iii) that, in the event of any insolvency proceedings over the assets or the liquidation of the Issuer, payments on the Participation Certificates will not be made until all other unsubordinated creditors are satisfied.

SUMMARY REGARDING THE ISSUER

Essen Hyp was established on 30 September 1986 and is registered under number HRB 7083 in the commercial register of the lower regional court (*Amtsgericht*) of Essen. The registered office is located in Essen and its head office is at Gildehofstraße 1, 45127 Essen, Federal Republic of Germany.

Essen Hyp is part of the Commerzbank Group, a group of financial institutions led by Commerzbank Aktiengesellschaft, Frankfurt am Main, Federal Republic of Germany (**"Commerzbank AG"**). Commerzbank AG holds 51 per cent. of the shares in Essen Hyp, the remaining 49 per cent. of the shares are held by the Schuppli Group.

Essen Hyp's core business is the capital market business. To a lesser extent, Essen Hyp also engages in mortgage lending. Main products are public-sector and mortgage Pfandbriefe, unsecured bonds and promissory notes. The principal markets of Essen Hyp are the Federal Republic of Germany, Europe, North America and Asia.

GERMAN TRANSLATION OF THE SUMMARY

Der folgende Abschnitt stellt die Zusammenfassung der wesentlichen Merkmale und Risiken der Emittentin und der Schuldverschreibungen, die unter dem Programm begeben werden, dar. Die Zusammenfassung ist als Einleitung zum Prospekt zu verstehen. Der Anleger sollte jede Entscheidung zur Anlage in die betreffende Tranche von Schuldverschreibungen auf die Prüfung des gesamten Prospekts, einschließlich der durch Verweis einbezogenen Dokumente, etwaiger Nachträge und der Endgültigen Bedingungen stützen. Für den Fall, dass vor einem Gericht Ansprüche aufgrund der in einem Prospekt durch Verweis einbezogenen Dokumente, etwaiger Nachträge sowie den in den jeweiligen Endgültigen Bedingungen enthaltenen Informationen geltend gemacht werden, könnte der klagende Anleger aufgrund einzelstaatlicher Rechtsvorschriften die Kosten für eine Übersetzung des Prospekts, der durch Verweis einbezogenen Dokumente, etwaiger Nachträge und der Endgültigen Bedingungen in die Gerichtssprache vor Prozessbeginn zu tragen haben. Die Emittentin, die die Zusammenfassung einschließlich einer Übersetzung davon vorgelegt hat und deren Notifizierung beantragt hat oder beantragen wird, kann haftbar gemacht werden, jedoch nur für den Fall, dass die Zusammenfassung irreführend, unrichtig oder widersprüchlich ist, wenn sie zusammen mit anderen Teilen des Prospekts gelesen wird.

Die nachstehende Zusammenfassung ist keine vollständige Darstellung. Sie ist im Zusammenhang mit dem Prospekt sowie, in Bezug auf die Emissionsbedingungen einzelner Tranchen von Schuldverschreibungen, mit den maßgeblichen Endgültigen Bedingungen zu lesen.

ZUSAMMENFASSUNG BEZÜGLICH DER SCHULDVERSCHREIBUNGEN (AUSGENOMMEN GENUSSSCHEINE)

Form der Schuldverschreibungen

Schuldverschreibungen dürfen nur als Inhaberpapiere ausgegeben werden. Globalpfandbriefe dürfen auch als Namenspapiere ausgegeben werden.

Pfandbriefe

Schuldverschreibungen können im Rahmen des Programms als Hypothekenpfandbriefe oder Öffentliche Pfandbriefe ausgegeben werden.

Das Programm sieht außerdem die Begebung von Globalpfandbriefen vor, die in Transaktionen außerhalb der Vereinigten Staaten von Amerika gemäß *Regulation S* des *Securities Act* und innerhalb der Vereinigten Staaten von Amerika nur an *"qualified institutional buyers"* gemäß der Ausnahmen von den Registrierungserfordernissen des *Securities Act*, die Regel 144A des *Securities Act* vorsieht, angeboten und verkauft werden können.

Pfandbriefe bilden Rückgriffsverbindlichkeiten der Essen Hyp. Sie sind durch getrennte Deckungsmassen, bestehend aus Hypothekenkrediten (im Fall von Hypothekenpfandbriefen) bzw. öffentlichen Krediten (im Fall von Öffentlichen Pfandbriefen) gesichert bzw. "gedeckt"; dies, richtet sich, nach dem Pfandbriefgesetz und wird von einem unabhängigen Treuhänder, der von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellt wird, überwacht.

Festgelegte Währungen

Vorbehaltlich der Einhaltung aller anwendbaren gesetzlichen oder regulatorischen Beschränkungen sowie Anforderungen der betreffenden Zentralbanken können die Schuldverschreibungen in Euro oder jeder anderen Währung begeben werden, die zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbart wird.

Stückelungen der Schuldverschreibungen

Die Schuldverschreibungen werden in den Stückelungen begeben, die zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbart werden, mit der Maßgabe, dass die Mindeststückelung der Schuldverschreibungen € 1.000 betragen wird, bzw., falls die

Schuldverschreibungen auf eine andere Währung lauten, einen Betrag in dieser anderen Währung, der zur Zeit der Begebung der Schuldverschreibungen dem Gegenwert von € 1.000 entspricht oder diesen übersteigt.

Laufzeiten

Die Laufzeiten der Schuldverschreibungen werden jeweils zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbart und in den maßgeblichen Endgültigen Bedingungen angegeben, allerdings vorbehaltlich der Mindest- oder Höchstlaufzeiten, die jeweils seitens der betreffenden Zentralbank, Währungs- oder sonstiger Aufsichtsbehörden oder gemäß den für die Emittentin oder die Relevante Währung geltenden Gesetzen und Vorschriften zulässig oder erforderlich sind.

Festverzinsliche Schuldverschreibungen

Festverzinsliche Schuldverschreibungen verbriefen einen festen Zinsertrag über die gesamte Laufzeit der Schuldverschreibungen. Der Festzins wird auf der Basis fällig wie zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbart (wie in den maßgeblichen Endgültigen Bedingungen angegeben).

Variabel verzinsliche Schuldverschreibungen

Variabel verzinsliche Schuldverschreibungen werden mit einem Referenzzinssatz verzinst (angepasst um eine ggf. anwendbare Marge):

- der dem variablen Zinssatz einer angenommenen (Referenz-) Zins-Swap-Transaktion in der betreffenden festgelegten Währung entspricht, die durch einen Vertrag geregelt wird, welcher die 2000 ISDA Definitionen einbezieht (die von der International Swaps and Derivatives Association, Inc. veröffentlicht wurden, und zwar in der zum Datum der ersten Tranche der Schuldverschreibungen der betreffenden Serie geltenden ggf. geänderten Fassung),
- der auf einem Referenzzinssatz basiert, der auf einer vereinbarten Bildschirmseite eines Kursdienstes angezeigt wird, oder
- auf anderer in den maßgeblichen Endgültigen Bedingungen angegebenen Basis.

Eine etwaige Marge in Bezug auf einen solchen variablen Zinssatz wird für jede Tranche von variabel verzinslichen Schuldverschreibungen in den anwendbaren Endgültigen Bedingungen angegeben.

Die Zinsperioden für variabel verzinsliche Schuldverschreibungen umfassen einen, zwei, drei, sechs oder zwölf Monate bzw. einen oder mehrere andere zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbarte Zeiträume (wie in den Endgültigen Bedingungen festgelegt).

Strukturierte Variabel verzinsliche Schuldverschreibungen

Variabel verzinsliche Schuldverschreibungen können mit Multiplikatoren oder anderen Hebelfaktoren sowie mit Zinsober- und Zinsuntergrenzen oder einer Kombination dieser Merkmale oder mit ähnlichen Merkmalen ausgestattet sein.

Inverse / Reverse Floater

Inverse Floater (auch Reverse Floater genannt) werden mit einem Zinssatz verzinst, welcher aus der Differenz zwischen einem festen Zinssatz und einem variablen Zinssatz wie dem "Euro Interbank Offered Rate" (EURIBOR) oder dem "London Interbank Offered Rate" (LIBOR) bestimmt wird.

Fest- zu variabel-verzinsliche Schuldverschreibungen

Fest- zu variabel verzinsliche Schuldverschreibungen werden mit einem Zinssatz verzinst, der von einem festen zu einem variablen Zinssatz bzw. von einem variablen zu einem festen Zinssatz gewandelt werden kann.

Step-Up- und Step-Down-

Die Zinssätze von Step-Up-Schuldverschreibungen steigen im Laufe der Jahre während die Zinssätze bei Step-Down-Schuldverschreibungen

Schuldverschreibungen	über die Jahre sinken. Die jeweiligen Zeitpunkte, zu denen ein Anstieg bzw. ein Absenken der Zinssätze erfolgt, sowie der jeweilige Zinssatz werden vorab festgelegt. Es gibt außerdem Kombinationen aus Step-Up- und Step-Down-Schuldverschreibungen, bei denen der vorab festgelegte Zinssatz von einem zum anderen Jahr steigen oder sinken kann.
Raten-Schuldverschreibungen	Raten-Schuldverschreibungen sind Schuldverschreibungen, bei denen die Kapitalzahlung in Raten erfolgt. Die Zahlung von Raten erfolgt wie zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbart (und in den maßgeblichen Endgültigen Bedingungen angegeben).
Indexierte Schuldverschreibungen	Indexierte Schuldverschreibungen können in Form von Schuldverschreibungen mit indexabhängiger Verzinsung oder Schuldverschreibungen mit indexabhängiger Rückzahlung oder als Kombination dieser beiden Formen begeben werden.
Schuldverschreibungen mit indexabhängiger Verzinsung	Zinszahlungen auf Schuldverschreibungen mit indexabhängiger Verzinsung erfolgen auf Basis eines einzelnen Indizes oder anderer Faktoren (einschließlich Kurs- bzw. Preisänderungen von Wertpapieren und Waren oder Wechselkursbewegungen) und/oder auf Basis einer von der Emittentin und den jeweiligen Plazeur(en) festgelegten Formel (*wie in den maßgeblichen Endgültigen Bedingungen angegeben*).
Schuldverschreibungen mit indexabhängiger Rückzahlung	Kapitalzahlungen in Bezug auf Schuldverschreibungen mit indexabhängiger Rückzahlung werden auf Basis eines einzelnen Indizes oder anderer Faktoren (einschließlich Kurs- bzw. Preisänderungen von Wertpapieren und Waren oder Wechselkursbewegungen) und/oder auf Basis einer von der Emittentin und den jeweiligen Plazeur(en) festgelegten Formel berechnet (wie in den maßgeblichen Endgültigen Bedingungen angegeben). Die Rückzahlung jedes Nennbetrages einer Schuldverschreibung mit indexabhängiger Rückzahlung in Höhe der in den maßgeblichen Endgültigen Bedingungen festgelegten Stückelung, erfolgt in Höhe des Rückzahlungsbetrages, der in den maßgeblichen Endgültigen Bedingungen angegeben ist oder gemäß den darin enthaltenen Bestimmungen ermittelt wird.
Andere Bestimmungen in Bezug auf variabel verzinsliche Schuldverschreibungen und Schuldverschreibungen mit indexabhängiger Verzinsung	Für variabel verzinsliche Schuldverschreibungen und Schuldverschreibungen mit indexabhängiger Verzinsung kann ein Höchstzinssatz (**"Cap"**), ein Mindestzinssatz (**"Floor"**) oder beides festgelegt sein. Zinsen auf variabel verzinsliche Schuldverschreibungen und Schuldverschreibungen mit indexabhängiger Verzinsung sind in Bezug auf jede vor Ausgabe der Schuldverschreibungen jeweils zwischen der Emittentin und den jeweiligen Plazeur(en) bestimmten Zinsperiode an den Zinszahlungstagen fällig, die in den maßgeblichen Endgültigen Bedingungen angegeben oder gemäß diesen Bedingungen bestimmt werden, und gemäß den maßgeblichen Endgültigen Bedingungen zu berechnen.
Doppelwährungs-Schuldverschreibungen	Doppelwährungs-Schuldverschreibungen sind Schuldverschreibungen, bei denen die Kapitalzahlung und/oder die Zinszahlung in unterschiedlichen Währungen erfolgen kann. Zahlungen (von Zinsen oder Kapital, sei es zum Rückzahlungstag oder zu einem anderen Zeitpunkt) auf Doppelwährungs-Schuldverschreibungen erfolgen in der Währung und auf der Grundlage der Wechselkurse, die zwischen der Emittentin und den jeweiligen Plazeur(en) vereinbart werden (wie in den anwendbaren Endgültigen Bedingungen angegeben).
Nullkupon-	Nullkupon-Schuldverschreibungen werden mit einem Abschlag auf ihren

Schuldverschreibungen

Nennbetrag angeboten und verkauft und nicht verzinst (außer im Falle von Zahlungsverzug).

Credit Linked Schuldverschreibungen

Credit Linked Schuldverschreibungen können mit Bezug auf ein oder mehrere Bezugsunternehmen (wie in den anwendbaren Endgültigen Bedingungen angegeben) begeben werden. Solche Schuldverschreibungen können vor ihrem festgelegten Endfälligkeitstag und bei Eintritt eines Kreditereignisses zu einem geringeren Betrag als ihrem Nennbetrag zurückgezahlt werden (wie in den anwendbaren Endgültigen Bedingungen angegeben). Bei Eintritt eines Kreditereignisses kann der Zinslauf vor dem festgelegten Endfälligkeitstag solcher Schuldverschreibungen beendet oder, aufgrund einer möglichen Herabsetzung des Nennbetrags, verringert sein. Bei Eintritt eines Kreditereignisses und sofern in den anwendbaren Bedingungen angegeben, können derartige Schuldverschreibungen zurückgezahlt werden in Form der physischen Lieferung bestimmter Vermögensgegenstände.

Sonstige Schuldverschreibungen

Schuldverschreibungen können in jeder anderen von der Emittentin und den jeweiligen Plazeur(en) festgelegten Wertpapierform begeben werden. Die jeweiligen Bedingungen dieser Schuldverschreibungen werden in den maßgeblichen Endgültigen Bedingungen festgelegt.

Rückzahlung

In den maßgeblichen Endgültigen Bedingungen ist entweder festgelegt, dass die Schuldverschreibungen vor Ablauf ihrer festgelegten Laufzeit nicht rückzahlbar sind (es sein denn aus steuerlichen Gründen, sofern in den maßgeblichen Endgültigen Bedingungen vorgesehen, bzw. bei Nicht-Nachrangigen-Schuldverschreibungen nur bei Eintritt eines Kündigungsereignisses), oder dass die Schuldverschreibungen nach Wahl der Emittentin und/oder der Gläubiger unter Einhaltung einer in den Endgültigen Bedingungen festgelegten Frist gegenüber den Gläubigern bzw. der Emittentin kündbar (rückzahlbar) sind, und zwar zu dem(n) Zeitpunkt(en) vor der angegebenen Fälligkeit und zu dem(n) Preis(en), wie diese jeweils in den maßgeblichen Endgültigen Bedingungen festgelegt sind.

Pfandbriefe können in keinem Fall vor Ablauf ihrer angegebenen Laufzeit aus steuerlichen Gründen oder nach Wahl der Gläubiger zurückgezahlt werden.

Schuldverschreibungen, deren Emissionserlös von der Emittentin im Vereinigten Königreich empfangen werden soll, und die innerhalb von einem Jahr nach ihrem Begebungstag zurückgezahlt werden sollen, werden (a) einen Rückzahlungsbetrag von nicht weniger als £ 100.000 (oder dessen Gegenwert ausgedrückt teilweise oder vollständig in einer anderen Währung als Pfund Sterling) vorsehen und (b) vorsehen, dass kein Teil einer solchen Schuldverschreibung übertragen werden darf, es sei denn, der Rückzahlungsbetrag dieses Teils beträgt nicht weniger als £ 100.000 (oder dessen Gegenwert).

Besteuerung

Sämtliche auf die Schuldverschreibungen zahlbaren Beträge an Kapital oder Zinsen werden ohne die Einbehaltung von Quellensteuern oder sonstigen Steuerabzug durch oder namens der Bundesrepublik Deutschland bzw. ihrer zur Erhebung von Abgaben autorisierten Gebietskörperschaften und Behörden gezahlt, es sei denn ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In einem solchen Fall wird die Emittentin, sofern in den Emissionsbedingungen vorgesehen, zusätzliche Beträge in der Höhe leisten, die notwendig ist, um zu gewährleisten, dass die von den Gläubigern unter Berücksichtigung eines solchen Einbehalts oder Abzugs erhaltenen Beträge den Beträgen entsprechen, die die Gläubiger ohne einen

solchen Einbehalt oder Abzug erhalten hätten, vorbehaltlich der in den Emissionsbedingungen angeführten Ausnahmen.

Bei Pfandbriefen ist die Emittentin nicht zur Zahlung von zusätzlichen Beträgen bei Steuerabzug oder -einbehalt in Bezug auf Zins- oder Kapitalzahlungen wie vorstehend beschrieben verpflichtet.

Vorzeitige Rückzahlung aus Steuergründen	Die vorzeitige Rückzahlung der Schuldverschreibungen aus steuerlichen Gründen ist zulässig, falls als Folge einer Änderung oder Ergänzung der Gesetze oder Vorschriften in der Bundesrepublik Deutschland (einschließlich einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze oder Vorschriften) die Emittentin zur Zahlung zusätzlicher Beträge auf die Schuldverschreibungen verpflichtet ist. Bei Pfandbriefen ist keine vorzeitige Rückzahlung aus Steuergründen vorgesehen.
Status der Schuldverschreibungen	Nicht-nachrangige-Schuldverschreibungen bilden unbesicherte nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen gegenwärtigen und künftigen, unbesicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind. Die Pfandbriefe bilden nicht nachrangige Verbindlichkeiten, die untereinander gleichrangig sind und (i) im Falle von Öffentlichen Pfandbriefen, mit allen anderen Verbindlichkeiten der Essen Hyp aus den Öffentlichen Pfandbriefen und (ii) im Falle von Hypothekenpfandbriefen, mit allen anderen Verbindlichkeiten der Essen Hyp aus den Hypothekenpfandbriefen gleichrangig sind. Pfandbriefe werden durch eine separate Deckungsmasse von öffentlichen Krediten (im Falle der Öffentlichen Pfandbriefe) bzw. von Hypothekenkrediten (im Falle von Hypothekenpfandbriefen) gedeckt. Nachrangige Schuldverschreibungen bilden unbesicherte und nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind. Im Falle der Auflösung, Liquidation oder Insolvenz der Emittentin sind diese Verbindlichkeiten nachrangig zu den Ansprüchen aller nicht nachrangigen Gläubiger der Emittentin.
Negativverpflichtung	In den Emissionsbedingungen der Schuldverschreibungen ist keine Negativverpflichtung vorgesehen.
Kündigungsgründe und Drittverzug	Für die nicht-nachrangigen-Schuldverschreibungen (außer Pfandbriefe) werden Kündigungsgründe definiert, die die Gläubiger berechtigen, die unverzügliche Rückzahlung der Schuldverschreibungen zu verlangen. Für die Pfandbriefe und die nachrangigen Schuldverschreibungen sind keine Kündigungsgründe vorgesehen, die die Gläubiger berechtigen, die unverzügliche Rückzahlung der Schuldverschreibungen zu verlangen. Weder die Emissionsbedingungen der Schuldverschreibungen (außer Pfandbriefe) noch die Emissionsbedingungen der Pfandbriefe enthalten Drittverzugsklauseln.
Geltendes Recht	Deutsches Recht.
Erfüllungsort und Gerichtsstand	Erfüllungsort: Essen Nicht ausschließlicher Gerichtsstand für alle gerichtlichen Verfahren: Essen. Dieser Gerichtsstand ist ausschließlich für Verfahren, die von Kaufleuten

und bestimmten anderen Personen angestrengt werden.

ZUSAMMENFASSUNG BEZÜGLICH DER GENUSSSCHEINE

Form der Schuldverschreibungen	Genussscheine werden ausschließlich als Inhaberpapiere begeben.
Abgrenzung von Gesellschaftsrechten	Die Genussscheine verbriefen Gläubigerrechte, die keine Gesellschafterrechte, insbesondere keine Teilnahme,- Mitwirkungs- und Stimmrechte in den Hauptversammlungen der Essen Hyp beinhalten.
Ausschüttungen	Gläubiger von Genussscheinen sind während der Laufzeit des Genussscheins zum Erhalt einer jährlichen Ausschüttung aus dem Bilanzgewinn zu dem in den Endgültigen Bedingungen festgelegten Satz berechtigt; dieses Recht ist vorrangig zu den Dividendenansprüchen der Aktionäre von Essen Hyp. Die Ausschüttungen sind dadurch begrenzt, dass durch sie kein Bilanzverlust bei der Essen Hyp entstehen darf.
Beteiligung an Bilanzverlusten	Wird in der Bilanz der Essen Hyp ein Bilanzverlust ausgewiesen oder das Grundkapital der Essen Hyp zur Deckung von Verlusten herabgesetzt, vermindert sich der Rückzahlungsanspruch jedes Genussscheininhabers. Nachzahlungsverpflichtungen können bestehen, sofern die Essen Hyp während der Laufzeit der Genussscheine einen Bilanzgewinn ausweist. Erzielt Essen Hyp nach einer Teilnahme der Genussscheininhaber am Verlust in den folgenden Geschäftsjahren Jahresüberschüsse, so sind aus diesen – nach der gesetzlich vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genussscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird. Diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.
Nachrang	*Alle Ansprüche aus den Genussscheinen sind nachrangig zu allen* anderen nicht nachrangigen Ansprüchen anderer Gläubiger von Essen Hyp.
Geltendes Recht	Deutsches Recht.
Erfüllungsort und Gerichtsstand	Erfüllungsort: Essen Nicht ausschließlicher Gerichtsstand für alle gerichtlichen Verfahren: Essen. Dieser Gerichtsstand ist ausschließlich für Verfahren, die von Kaufleuten und bestimmten anderen Personen angestrengt werden.

ZUSAMMENFASSUNG DER RISIKOFAKTOREN

Zusammenfassung der die Emittentin betreffenden Risikofaktoren

Die wesentlichen Risiken, denen die Essen Hyp ausgesetzt ist, gliedern sich in die folgenden Gruppen:

- Marktrisiken
  - Zinsänderungsrisiken

  - Spreadrisiken
- Liquiditätsrisiken
- Kreditrisiken
  - Adressenausfallrisiken
- Operationelle Risiken

Für weitere Informationen zu den einzelnen Risiken wird auf das Kapitel "Risk Factors in respect of Hypothekenbank in Essen" verwiesen.

Zusammenfassung der die Schuldverschreibungen betreffenden Risikofaktoren

Schuldverschreibungen als nicht für alle Investoren geeignetes Investment

Schuldverschreibungen sind komplexe Finanzinstrumente, in die potentielle Anleger nur investieren sollten, wenn sie (selbst oder durch ihre Finanzberater) über die nötige Expertise verfügen, um die Performance der Schuldverschreibungen unter den wechselnden Bedingungen, die resultierenden Wertveränderungen der Schuldverschreibungen sowie die Auswirkungen einer solchen Anlage auf ihr Gesamtportfolio einzuschätzen.

Liquiditätsrisiko

Es besteht keine Gewissheit, dass ein liquider Sekundärmarkt für Schuldverschreibungen entstehen wird, oder sofern er entsteht, dass er fortbestehen wird. In einem illiquiden Markt könnte es sein, dass ein Anleger seine Schuldverschreibungen nicht jederzeit zu angemessenen Marktpreisen veräußern kann. Die Möglichkeit Schuldverschreibungen zu veräußern kann darüber hinaus aus landesspezifischen Gründen eingeschränkt sein.

Marktpreisrisiko

Der Gläubiger einer Schuldverschreibung (der **"Gläubiger"**) ist dem Risiko nachteiliger Entwicklungen der Marktpreise seiner Schuldverschreibungen ausgesetzt, welches sich verwirklicht, wenn der Gläubiger seine Schuldverschreibungen vor Endfälligkeit veräußert.

Interessenkonflikte

Bei indexierten oder anderen strukturierten Wertpapieren können die Emittentin und die Platzeure oder mit diesen verbundene Unternehmen Geschäfte mit Bezug auf den diesen Wertpapieren zu Grunde liegenden Basiswert abschließen, die Interessenkonflikte auslösen und einen negativen Einfluss auf den den Wertpapieren zu Grunde liegenden Basiswert haben können.

Risiko der vorzeitigen Rückzahlung

Sofern der Emittentin das Recht eingeräumt wird, die Schuldverschreibungen vor Fälligkeit zurückzuzahlen, ist der Gläubiger solcher Schuldverschreibungen dem Risiko ausgesetzt, dass infolge der vorzeitigen Rückzahlung seine Kapitalanlage eine geringere Rendite als erwartet aufweisen wird.

Währungsrisiko/Doppelwährungs-Schuldverschreibungen

Der Gläubiger einer Schuldverschreibung, die auf eine fremde Währung lautet und der Gläubiger von Doppelwährungs-Schuldverschreibungen sind dem Risiko von Wechselkursschwankungen ausgesetzt, welche den Ertrag solcher Schuldverschreibungen beeinflussen können.

Festverzinsliche Schuldverschreibungen

Der Gläubiger einer festverzinslichen Schuldverschreibung ist dem Risiko ausgesetzt, dass der Kurs einer solchen Schuldverschreibung infolge von Veränderungen des aktuellen Marktzinssatzes fällt.

Variabel verzinsliche Schuldverschreibungen

Der Gläubiger einer variabel verzinslichen Schuldverschreibung ist dem Risiko eines schwankenden Zinsniveaus und ungewisser Zinserträge ausgesetzt. Ein schwankendes Zinsniveau macht es unmöglich, die Rendite von variabel verzinslichen Schuldverschreibungen im Voraus zu bestimmen. Variabel verzinsliche Schuldverschreibungen können mit Multiplikatoren oder anderen Hebelfaktoren sowie mit Zinsober- und Zinsuntergrenzen oder einer Kombination dieser Merkmale oder mit ähnlichen Merkmalen ausgestattet sein. Zusätzlich können variabel verzinsliche Schuldverschreibungen als gegenläufig variabel verzinsliche Schuldverschreibungen begeben werden. Der Kurs solcher Schuldverschreibungen neigt zu größerer Volatilität als bei herkömmlichen Schuldverschreibungen.

Fest- zu Variabel-verzinsliche Schuldverschreibungen

Fest- zu Variabel verzinsliche Schuldverschreibungen werden mit einem Zinssatz verzinst, der von der Emittentin nach ihrer Wahl von einem festen zu einem variablen Zinssatz bzw. von einem variablen zu einem festen Zinssatz gewandelt werden kann. Wechselt die Emittentin von einem festen zu einem variablen Zinssatz, kann die Rendite der Fest- zu Variabel-verzinslichen Schuldverschreibungen niedriger sein als die vorherrschende Rendite vergleichbarer variabel verzinslicher Schuldverschreibungen mit dem selben Referenzzinssatz. Wechselt die Emittentin von einem variablen zu einem festem Zinssatz, kann der feste Zinssatz niedriger sein als der vorherrschende Zinssatz der Schuldverschreibungen der Emittentin.

Nullkupon-Schuldverschreibungen

Der Gläubiger von Nullkupon-Schuldverschreibungen ist dem Risiko ausgesetzt, dass der Kurs einer solchen Schuldverschreibung infolge von Veränderungen des Marktzinssatzes fällt. Kurse von Nullkupon-Schuldverschreibungen sind volatiler als Kurse von festverzinslichen Schuldverschreibungen und reagieren in höherem Maße auf Veränderungen des Marktzinssatzes als verzinsliche Schuldverschreibungen mit einer ähnlichen Laufzeit.

Indexierte Schuldverschreibungen

Der Gläubiger einer Schuldverschreibung mit indexabhängiger Verzinsung ist dem Risiko eines schwankenden Zinsniveaus und/oder Ungewissheit in Bezug auf den Zinsertrag ausgesetzt und wird möglicherweise überhaupt keine Verzinsung erhalten. Die Rendite einer Schuldverschreibung mit indexabhängiger Verzinsung kann negativ sein. Der Gläubiger einer Schuldverschreibung mit indexabhängiger Rückzahlung ist Ungewissheit in Bezug auf den Rückzahlungsbetrag ausgesetzt. Die Rendite einer Schuldverschreibung mit indexabhängiger Rückzahlung kann möglicherweise negativ sein und ein Anleger sein eingezahltes Kapital ganz oder zu einem erheblichen Teil verlieren. Ungewissheit in Bezug auf den Zins- und den Rückzahlungsbetrag macht es unmöglich, die Rendite einer indexierten Schuldverschreibung im Voraus zu bestimmen. Je volatiler der betreffende Index ist, desto größer ist die Ungewissheit in Bezug auf Zinsertrag und Rückzahlungsbetrag.

Strukturierte Schuldverschreibungen

Eine Kapitalanlage in Schuldverschreibungen, bei denen der Aufschlag und/oder der Zins und/oder der Rückzahlungsbetrag unter Bezugnahme einer oder mehrerer Währungen, Rohstoffe, Zinssätze oder anderer Indizes oder Formeln, entweder unmittelbar, mittelbar oder entgegengesetzt, bestimmt wird (**"strukturierte Schuldverschreibungen"**), kann bedeutsame Risiken mit sich bringen, die nicht mit ähnlichen Kapitalanlagen in einen herkömmlichen Schuldtitel verbunden sind, einschließlich des Risikos, dass der resultierende Zinssatz geringer sein wird als der zur gleichen Zeit auf einen herkömmlichen Schuldtitel zahlbare Zinssatz und/oder dass ein Anleger sein eingesetztes Kapital ganz oder zu einem erheblichen Teil verliert.

Risiken im Zusammenhang mit Caps (Obergrenzen)

Die Rendite einer Schuldverschreibung, die mit einem Cap ausgestattet ist, kann wesentlich niedriger ausfallen als bei ähnlich strukturierten Schuldverschreibungen ohne Cap.

Credit Linked Schuldverschreibungen

Der Gläubiger einer Credit Linked Schuldverschreibung ist dem Kreditrisiko der Emittentin und dem einer oder mehrerer Bezugsunternehmen (wie in den anwendbaren Endgültigen Bedingungen angegeben) ausgesetzt. Es gibt keine Gewähr dafür, dass der Gläubiger den Nennbetrag solcher Schuldverschreibungen vollständig zurückerhält oder Zinsen darauf erhält und, im äußersten Fall, könnte die Verpflichtung der Emittentin zur Zahlung von Kapital sogar auf Null reduziert werden.

Nachrangige Schuldverschreibungen

Im Falle der Liquidation oder der Insolvenz der Emittentin oder eines außergerichtlichen Vergleichs- oder eines anderen der Abwendung der Insolvenz dienenden Verfahrens der Emittentin, gehen die Verbindlichkeiten aus den Schuldverschreibungen den Ansprüchen dritter Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten im Range nach, so dass Zahlungen auf die Schuldverschreibungen solange nicht erfolgen, wie die Ansprüche dieser dritten Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten nicht vollständig befriedigt sind.

Genussscheine

Der Gläubiger von Genussscheinen ist dem Risiko ausgesetzt, (i) dass die Ausschüttung geringer als erwartet ausfallen wird oder überhaupt keine Ausschüttung erfolgt oder dass die Ausschüttung zu einem späteren Zeitpunkt als erwartet erfolgt (Ausschüttungsrisiko), (ii) dass sich der Rückzahlungsbetrag der Genussscheine verringert und/oder (iii) dass im Falle der Insolvenz oder der Liquidation der Essen Hyp die Genussscheine erst nach allen nicht nachrangigen Gläubigern bedient werden.

ZUSAMMENFASSUNG BEZÜGLICH DER EMITTENTIN

Die Essen Hyp wurde am 30. September 1986 gegründet und ist unter der Nummer HRB 7083 im Handelsregister beim Amtsgericht Essen eingetragen. Sitz der Bank ist Essen und die Zentrale befindet sich in der Gildehofstraße 1, 45127 Essen, Bundesrepublik Deutschland.

Die Essen Hyp ist Teil der Commerzbank-Gruppe, einer Gruppe von Finanzinstituten, die von der Commerzbank Aktiengesellschaft, Frankfurt am Main, Bundesrepublik Deutschland (**"Commerzbank AG"**) geführt wird. Die Commerzbank AG hält 51 % der Aktien an der Essen Hyp; die verbleibenden 49 % der Aktien werden von der Schuppli-Gruppe gehalten.

Die Hauptgeschäftstätigkeit der Essen Hyp ist das Kapitalmarktgeschäft. Zu einem kleineren Teil ist die Essen Hyp auch im Hypothekengeschäft tätig. Hauptprodukte sind öffentliche Pfandbriefe sowie Hypothekenpfandbriefe, unbesicherte Schuldverschreibungen und Schuldscheindarlehen. Hauptmärkte der Essen Hyp sind die Bundesrepublik Deutschland, Europa, Nordamerika und Asien.

RISK FACTORS

Risk Factors regarding the Issuer

The following is a disclosure of the risk factors that may affect the Issuer's ability to fulfil its obligations under the Notes. Prospective investors should consider these risk factors before deciding to purchase Notes issued under the Programme.

The following statements are not exhaustive. Furthermore, other risks and aspects may be of significance of which the Issuer currently is not aware or which it does not consider to be material but which may also affect the Issuer's ability to fulfill its obligations under the Notes. Prospective investors should consider all information provided in this Prospectus and consult with their own professional advisers if they consider it necessary. In addition, investors should be aware that the risks described may combine and thus intensify one another.

Essen Hyp is mainly exposed to market, liquidity and credit risks as well as to operational risks.

Market Risks

Essen Hyp is subject to market risks, such as interest rate and spread risks. The risk monitoring system of Essen Hyp is designed to quantify and limit these types of risk. This system also takes into consideration extreme and most unlikely market shifts ("stress testing"). As a part of the reporting in accordance with the German Minimum Requirements for Trading Activities (*Mindestanforderungen an den Betreiber von Handelsgeschäften* – MaH), Essen Hyp also complies with the so-called traffic light system of the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – BaFin). This traffic light system governs the interest rate risks of mortgage banks.

Liquidity Risks

As a matter of principle, Essen Hyp's liquidity management complies with the Grundsatz II requirements laid down in the German Banking Act (*Kreditwesengesetz* – KWG). The liquidity management ensures that payment obligations and minimum reserve requirements are met at all times.

Liquidity risks and liquidity requirements are calculated and reported on a daily basis. The Bank makes use of a system which provides detailed information about its liquidity at all times and which can be used for immediate decisions.

The Bank has specified a liquidity strategy, which ensures that potential liquidity risks can be dealt with as soon as they occur. Liquidity is managed in an efficient and prudent way. The Bank continually screens the market environment in order to detect any disruptive factors as soon as they occur.

Credit Risks

Credit risks, such as counterparty risks, are mitigated by means of credit quality analyses and risk-reducing cash and credit limits. A loan is only granted if and to the extent that the relevant borrower has a certain minimum rating, which can be either an internal rating or an external rating assigned by Moody's Investors Service, Standard & Poor's and/or Fitch Ratings. Loans to foreign borrowers are granted within suitable country limits only.

*Operational Risks (**"OpRisk"**)*

Essen Hyp has set up an OpRisk framework in order to identify operational risks. Specific risks are qualified by means of regular self assessments. If, and to the extent that there is any quantifiable loss resulting from operational risks, such loss is entered into and analysed by the loss collection tool of its parent company.

The amount of economic capital which needs to be allocated to the operational risks of Essen Hyp is calculated within the Group (based on the advanced measurement approach (AMA) within the meaning of Basel II).

The OpRisk framework referred to above aims at preventing any unpredictable loss resulting from operational risks to the maximum extent.

Risk Factors regarding the Notes

The following is a disclosure of the risk factors which are material to the Notes issued under the Programme in order to assess the market risk associated with the Notes. Prospective investors should consider these risk factors before deciding to purchase Notes issued under the Programme.

Prospective investors should consider all information provided in this Prospectus and the relevant Final Terms and consult with their own professional advisers (including their financial, accounting, legal and tax advisers) if they consider it necessary. In addition, investors should be aware that the risks described may combine and thus intensify one another.

Under the circumstances described below and, as the case may be, in the applicable Final Terms, prospective investors may lose the value of their entire investment or part of it. In respect of Notes which require in view of their specific structure a specific description of risk factors, the following statements are not exhaustive; risk factors in addition to those mentioned below will be described in the Final Terms relating to such Notes.

Notes may not be a suitable Investment for all Investors

Each potential investor in Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation and the investment(s) it is considering, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the relevant Notes, including where principal or interest is payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolio. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Liquidity Risk

Application has been made to the Luxembourg Stock Exchange for Notes issued under this Prospectus to be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to be listed on the Luxembourg Stock Exchange. In addition, the Programme provides that Notes may be listed on other or further stock exchanges including, but not limited to, the Dusseldorf Stock

Exchange or may not be listed at all. Regardless of whether the Notes are listed or not, there can be no assurance that a liquid secondary market for the Notes will develop or, if it does develop, that it will continue. The fact that the Notes may be listed does not necessarily lead to greater liquidity as compared to unlisted Notes. If the Notes are not listed on any stock exchange, pricing information for such Notes may be more difficult to obtain, which may affect the liquidity of the Notes adversely. In an illiquid market, an investor is subject to the risk that he will not be able to sell his Notes at any time at fair market prices. The possibility to sell the Notes might additionally be restricted by country specific reasons.

Market Price Risk

The development of market prices of the Notes depends on various factors, such as changes of Market Interest Rate levels, the policy of central banks, overall economic developments, inflation rates or the lack of or excess demand for the relevant type of Note. The Holder is therefore exposed to the risk of an unfavourable development of market prices of its Note which materialises if the Holder of the Notes sells the Notes prior to the final maturity of such Notes. If the Holder decides to hold the Notes until final maturity the Notes will be redeemed at the amount set out in the relevant Final Terms.

Risk of potential Conflicts of Interest

In case of Notes linked to an underlying (e.g., an index, a currency, a commodity, single shares or a basket), the Issuer, the Dealer(s) or any of their respective affiliates may from time to time engage in transactions relating to such underlying for their own accounts or for the accounts of third parties and may issue other financial products in respect of such underlying. Such activities could create conflicts of interest and may have a negative impact on the underlying value.

Certain of the Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions and may perform services for the Issuer and its affiliates in the ordinary course of business.

Risk of Early Redemption

The applicable Final Terms will indicate whether the Issuer may have the right to call the Notes prior to maturity. In the case of Notes other than Pfandbriefe, the Issuer will always have the right to redeem the Notes if the Issuer is required to make payments of additional amounts for reasons of taxation (gross-up payments) and may have a right to call the Notes prior to maturity at his option (**'Optional Call Right"**). If the Issuer redeems the Notes prior to maturity, a Holder of such Notes is exposed to the risk that due to early redemption his investment will have a lower than expected yield. The Issuer might exercise his optional call right if the yield on comparable Notes in the capital market falls, which means that the investor may only be able to reinvest the redemption proceeds in Notes with a lower yield.

Currency Risk/Dual Currency Notes

A Holder of Notes denominated in a foreign currency and a Holder of Dual Currency Notes is exposed to the risk of changes in currency exchange rates which may affect the yield of such Notes. Changes in currency exchange rates result from various factors such as macro-economic factors, speculative transactions and interventions by central banks and governments.

A change in the value of any foreign currency against the euro, for example, will result in a corresponding change in the euro value of a Note denominated in a currency other than euro and a corresponding change in the euro value of interest and principal payments made in a currency other than in euro in accordance with the terms of such Note. If the underlying exchange rate falls and the value of the euro correspondingly rises, the price of the Note and the value of interest and principal payments made thereunder expressed in euro falls.

In addition, government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable currency exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Fixed Rate Notes

A Holder of a Fixed Rate Note is exposed to the risk that the price of such Note falls as a result of changes in the Market Interest Rate. While the nominal interest rate of a Fixed Rate Note as specified in the applicable Final Terms is fixed during the life of such Note, the current interest rate on the capital market typically changes on a daily basis. As the Market Interest Rate changes, the price of a Fixed Rate Note also changes, but in the opposite direction. If the Market Interest Rate increases, the price of a Fixed Rate Note typically falls, until the yield of such Note is approximately equal to the Market Interest Rate of comparable issues. If the Market Interest Rate falls, the price of a Fixed Rate Note typically increases, until the yield of such Note is approximately equal to the Market Interest Rate. If the Holder of a Fixed Rate Note holds such Note until maturity, changes in the Market Interest Rate are without relevance to such Holder as the Note will be redeemed at a specified redemption amount, usually the principal amount of such Note.

Floating Rate Notes

A Holder of a Floating Rate Note is exposed to the risk of fluctuating interest rate levels und uncertain interest income. Fluctuating interest rate levels make it impossible to determine the profitability of Floating Rate Notes in advance.

Floating Rate Notes may be structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features. In such case, their market value may be more volatile than the market value for Floating Rate Notes that do not include these features. If the amount of interest payable is determined in conjunction with a multiplier greater than one or by reference to some other leverage factor, the effect of changes in the interest rates on interest payable will be increased. The effect of a cap is that the amount of interest will never rise above and beyond the predetermined cap, so that the Holder will not be able to benefit from any actual favourable development beyond the cap. The yield could therefore be considerably lower than that of similar Floating Rate Notes without a cap.

Neither the current nor the historical value of the relevant floating rate should be taken as an indication of the future development of such floating rate during the term of any Notes.

Inverse/Reverse Floating Rate Notes

Inverse Floating Rate Notes (also called Reverse Floating Rate Notes) have an interest rate which is determined as the difference between a fixed interest rate and a floating rate reference rate such as the Euro Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) which means that interest income on such Notes falls if the reference interest rate increases. Typically, the market value of Inverse Floating Rate Notes is more volatile than the market value of other more conventional floating rate notes based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest payable on the Inverse/Reverse Floating Rate Notes, but may also reflect an increase in prevailing interest rates, which may further adversely affect the market value of such Notes.

Fixed to Floating Rate Notes

Fixed to Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes relating to the same reference rate. In addition, the new floating rate at any time may be lower than the interest rates payable on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than the then prevailing interest rates payable on its Notes.

Zero Coupon Notes

Zero Coupon Notes do not pay current interest but are typically issued at a discount from their nominal value. Instead of periodical interest payments, the difference between the redemption price and the issue price constitutes interest income until maturity and reflects the Market Interest Rate. A Holder of a Zero Coupon Note is exposed to the risk that the price of such Note falls as a result of changes in the Market Interest Rate. Prices of Zero Coupon Notes are more volatile than prices of Fixed Rate Notes and are likely to respond to a greater degree to Market Interest Rate changes than interest bearing notes with a similar maturity.

Index-linked Notes

Index-linked Notes may either be issued as index-linked Interest Notes where payments will be made by reference to a single index or a basket of indices or other factors (including commodities and movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer(s) (as indicated in the applicable Final Terms) or as index-linked Redemption Notes where payments of principal will be calculated by reference to a single index or a basket of indices or other factors (including commodities or movements in exchange rates) and/or such formula as may be specified by the Issuer and the relevant Dealer (as indicated in the applicable Final Terms) or may be issued as a combination of Index-linked Interest Notes and Index-linked Redemption Notes.

If payment of interest is linked to a particular index, a Holder of an Index-linked Interest Note is exposed to the risk of fluctuating interest rate levels and uncertain interest income or may even receive no interest at all which may have the effect that the yield of an Index Linked Interest Note is negative. A Holder of an Index-linked Redemption Note (Pfandbriefe will not be issued as Index-linked Redemption Notes) is exposed to the risk that the repayment amount is uncertain. Depending on the calculation of the repayment amount, the yield of an Index-linked Redemption Note may even be negative and an investor might lose the value of its entire investment or parts of it. The Issuer does not have control over a number of matters, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.

Investors should be aware that the market price of Index-linked Notes may be very volatile (depending on the volatility of the relevant index). Neither the current nor the historical value of the relevant index should be taken as an indication of the future performance of such index during the term of any Note. The more volatile the relevant index is, the greater is the volatility of the market price of such Note, and the uncertainty in respect of interest income and repayment amount. Uncertainty with respect to interest and repayment amount make it impossible to determine the yield of Index-linked Notes in advance.

General Risks in respect of Structured Notes

In general, an investment in Structured Notes the premium and/or the interest on or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security. Such risks include the risks that the Holder of such Note will receive no interest at all or that the resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that the Holder of such Note could lose all or a substantial portion of the principal of his Structured Notes. In addition, investors should be aware that the market price of such Notes may be very volatile (depending on the volatility of the relevant currency, commodity, interest rate, index or formula).

Neither the current nor the historical value of the relevant currencies, commodities, interest rates or other indices or formulae should be taken as an indication of future performance of such currencies, commodities, interest rates or other indices or formulae during the term of any Structured Note.

Risks in connection with Caps

If interest rate and/or redemption amount of an issue of Notes are not fixed but will be determined according to the structure of Notes as set out in the relevant Final Terms of the Notes, these issues may also be equipped with a cap. The effect of a cap is that the amount of interest and/or the redemption amount will never rise above and beyond the predetermined cap, so that the holder will

not be able to benefit from any actual favourable development beyond the cap. The yield could therefore be considerably lower than that of similarly structured Notes without a cap.

Credit Linked Notes

An investment in Credit Linked Notes involves a high degree of risk. There is no guarantee that the Holders of Credit Linked Notes will receive the full principal amount of the Notes and interest thereon and ultimately the obligations of the Issuer to pay principal under the Notes may even be reduced to zero.

In the event of the occurrence of a credit event (as specified in the applicable Final Terms) which may include amongst other things, bankruptcy, failure to pay, obligations accelerations and repudiation/moratorium in respect of one or more reference entities, the Issuer may redeem the Notes either by delivering to the Holders of the Notes such "deliverable obligations" (as specified in the Final Terms) of any such reference entity in respect of which the credit event has occurred, or, if cash settlement is specified in the relevant Final Terms, by the payment of an amount of cash as determined in accordance with the provisions of the relevant Final Terms. In addition, interest bearing Credit Linked Notes may cease to bear interest on or prior to the date of the occurrence of such circumstances.

In case of "physical settlement" (as specified in the applicable Final Terms), the deliverable obligations will be debt obligations of the reference entity, selected by the Issuer, of the type and having the characteristics described in the applicable Final Terms. Thus, the Issuer may deliver any deliverable obligations of a defaulted reference entity meeting the criteria described in the applicable Final Terms, regardless of their market value at the time of delivery, which may be less than the principal amount of the Notes or, in certain circumstances, be equal to zero.

Subordinated Notes

The obligations of Essen Hyp in case of subordinated notes ("**Subordinated Notes**") constitute unsecured and subordinated obligations. In the event of dissolution, liquidation or insolvency or other proceedings for the avoidance of insolvency of, or against, the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer so that in any such event no amounts shall be payable under such obligations until the claims of all unsubordinated creditors of the Issuer shall have been satisfied in full. No Holder may set off his claims arising under the Subordinated Notes against any claims of the Issuer. No security of whatever kind is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders under such Notes. No payment in respect of the Subordinated Notes (whether of principal, interest or otherwise) may be made by the Issuer if such payment would have the consequence that the own funds (*Eigenmittel*) of the Issuer would no longer meet the statutory requirements applicable from time to time; any payment made in violation of the foregoing must be repaid to the Issuer irrespective of any agreement to the contrary. No subsequent agreement may limit the subordination pursuant to the provisions set out in the relevant Terms and Conditions or change the Maturity Date in respect of the Notes to any earlier date or shorten any applicable notice period (*Kündigungsfrist*). If the Subordinated Notes are redeemed before the Maturity Date otherwise than in the circumstances described in the relevant Terms and Conditions or repurchased by the Issuer (otherwise than in accordance with the provisions of § 10 (7) sentence 5 German Banking Act (*KWG*)), then the amounts redeemed or paid must be returned to the Issuer irrespective of any agreement to the contrary unless the amounts paid have been replaced by the inpayment of other own funds (*haftendes Eigenkapital*) of at least equivalent status within the meaning of the German Banking Act, or the Federal Financial Services Supervisory Authority (*BaFin*) has consented to such redemption or repurchase.

Special Risks associated with Participation Certificates

Distribution Risk

Holders of Participation Certificates will receive an annual distribution as long as such distribution on the Participation Certificates will not cause a balance sheet loss with Essen Hyp. If such distribution cannot be paid in whole or in part due to the foregoing, such distributions may be made in future

years, if Essen Hyp makes balance sheet profits in future years sufficient to satisfy the distribution claims. A Holder of a Participation Certificate is therefore exposed to the risk that he will receive less distributions than expected or no distributions at all or that the distributions will be made at a later point in time than expected.

Participation in Balance-Sheet Losses – Redemption Risk

If a balance sheet loss is recorded in the balance sheet of Essen Hyp or if the registered share capital of Essen Hyp is reduced in order to compensate losses, the repayment claim of each Holder of a Participation Certificate can be reduced up to its full value. The Holders of Participation Certificates bear the risk of a reduction of the repayment amount of their Participation Certificates.

Subordinated rank

The Participation Certificates will be subordinated to all other unsubordinated claims of any other creditors of Essen Hyp. In the event of any insolvency proceedings over the assets or the liquidation of Essen Hyp, payments on the Participation Certificates will not be made until all other unsubordinated creditors are satisfied.

HYPOTHEKENBANK IN ESSEN AKTIENGESELLSCHAFT

History and Development

Hypothekenbank in Essen Aktiengesellschaft (commercial name: Essen Hyp) is a private German mortgage bank in the form of a stock corporation according to German law. Established on 30 September 1986, Essen Hyp commenced operations on 23 January 1987. Essen Hyp is registered under number HRB 7083 in the commercial register of the lower regional court (*Amtsgericht*) of Essen.

The registered office is located in Essen and its head office is at Gildehofstraße 1, 45127 Essen, Federal Republic of Germany (phone +49 201 8135-0).

Organisational Structure / Major Shareholders

Essen Hyp is part of the Commerzbank Group, a family of financial institutions led by Commerzbank Aktiengesellschaft, Frankfurt am Main, Federal Republic of Germany ("**Commerzbank AG**"). Commerzbank AG holds 51 per cent. of the shares in Essen Hyp. The remaining 49 per cent. of the shares are held by the Schuppli Group.

Business Overview

Principal activities and principal markets

As a German Pfandbriefbank within the meaning of the German Pfandbrief Act Essen Hyp engages in public-sector lending (i. e. lending to sovereign and other public law entities), residential and commercial property mortgage lending as well as limited related activities. Essen Hyp's core business is the public-sector lending. To a lesser extent, Essen Hyp also engages in mortgage lending. Main products are public-sector and mortgage Pfandbriefe, unsecured bonds and promissory notes. Public-sector Pfandbriefe are issued to a great extent in the form of Jumbo Pfandbriefe.

The principal markets of Essen Hyp are the Federal Republic of Germany, Europe, North America and Asia.

Public-Sector Lending

The key business segment of Essen Hyp is the financing of the public sector in the Federal Republic of Germany, in Europe as well as in the United States, Canada and Asia. The dominant borrowers in terms of asset allocation are the Federal Republic of Germany as well as the German Federal States. In line with the ongoing European integration, the financing of European sovereign and sub-sovereign entities is becoming more important. Public-sector lending represented approximately 80 per cent. of Essen Hyp's total assets as of 31 December 2005.

Mortgage Lending

Essen Hyp extends mortgage loans to finance a wide variety of residential and commercial properties, especially in the domestic market as well as in Europe and North America. Mortgage loans represented approximately 9 per cent. of Essen Hyp's total assets as of 31 December 2005, reflecting the secondary nature of its mortgage lending compared to the public-sector lending activities.

Administrative, Management and Supervisory Bodies

Board of Managing Directors

Present members of the Board of Managing Directors are:

Hubert Schulte-Kemper, Chairman, Marl
Corporate Division 1: Corporate Management Center
Corporate Division 2: Capital Markets

Representation vis-á-vis Shareholders, Supervisory Board, Advisory Council, Supervisory Authorities, Associations
Coordination of the Board of Managing Directors
Internal Audit Department
REGINA Finanz- und Versicherungsvermittlung GmbH (Subsidiary)
Essen Hyp Immobilien GmbH (Subsidiary)
Real Estate owned by the Bank
Annual Reports and Interim Reports
Staff council matters

Michael Fröhner, Dortmund
Corporate Division 3: Real Estate Finance
Corporate Division 4: Services
Legal Department (including: Trustee's Office)
Rating Agencies

Burghard Dallosch, Essen
Finances
Back Office Processing & Control
Immobilien Expertise GmbH (Subsidiary)
Compliance
Money Laundering
Data Protection
Auditors

Supervisory Board

Present members of the Supervisory Board are:

Dr. Eric Strutz,
Chairman, Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dipl.-Oec Berta Schuppli,
Deputy Chairman, Wiesbaden

Wolfgang Hartmann,
Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dr. Renate Krümmer,
Executive Vice President, Group Strategy and Controlling of Commerzbank AG, Frankfurt am Main

Erich Labs,
Hypothekenbank in Essen AG, Essen

Kurt Müller,
Hypothekenbank in Essen AG, Essen

The members of the Board of Managing Directors and of the Supervisory Board can be contacted at the address of the head office of the Issuer.

There are no potential conflicts of interest of the members of the Board of Managing Directors and the members of the Supervisory Board between any duties to the Issuer and their private interests.

Historical Financial Information

The audited non-consolidated financial statements of the Issuer for the financial years ended 31 December 2004 and 2005 are incorporated by reference in and form part of this Prospectus.

Auditors

The auditors of Essen Hyp for the financial years 2004 and 2005 were PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Olof-Palme-Straße 35, 60439 Frankfurt am Main, Federal Republic of Germany (former firm name: PwC Deutsche Revision Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft), who have audited the financial statements of Essen Hyp as of and for the financial year ended 31 December 2004 and 31 December 2005 without qualification.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft is a member of the German Chamber of Public Accountants (*Wirtschaftsprüferkammer*).

Significant Change in the Financial Position

As of 23 March 2006 the subscribed capital of Essen Hyp has been increased by € 50,000,000 to € 364,000,000.

Except for the aforesaid there has been no significant change in the financial position of Essen Hyp since 31 December 2005.

Trend Information

There has been no material adverse change in the prospects of Essen Hyp since 31 December 2005.

Legal and Arbitration Proceedings

As of the date of this Prospectus, the Issuer is not involved in any governmental, legal or arbitration proceedings nor is the Issuer aware of any such proceedings pending or being threatened, the results of which may have or have had during the previous 12 months a significant effect on its financial position or profitability.

TERMS AND CONDITIONS OF THE NOTES

The Terms and Conditions of the Notes (the "Terms and Conditions") are set forth below in two Parts:

PART I sets out the basic terms (the "Basic Terms") comprising the Terms and Conditions that apply to (a) Series of Notes which are represented by global Notes (other than Pfandbriefe) (PART I (A)),(b) Series of Pfandbriefe which are represented by global Notes (PART I (B)) and (c) Participation Certificates which are represented by a global Note (PART I (C)).

PART II sets forth one supplement (the "Supplement") to the Basic Terms: those provisions that apply in the case of definitive Notes which are supplemental to the provisions of the Basic Terms set out in PART I (A).

The Basic Terms and the Supplement thereto together constitute the Terms and Conditions.

This Series of **[**Notes**][**Pfandbriefe**][**Participation Certificates**]** is issued pursuant to an Amended and Restated Fiscal Agency Agreement dated as of 31 October 2005 (the "Agency Agreement") between Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") and BNP Paribas Securities Services, Luxembourg Branch as fiscal agent (the "Fiscal Agent", which expression shall include any successor fiscal agent thereunder) and the other parties named therein. Copies of the Agency Agreement may be obtained free of charge at the specified office of the Fiscal Agent, at the specified office of any Paying Agent and at the principal office of the Issuer.

In the case of Long-Form Conditions, if the Terms and Conditions and the Final Terms are to be attached insert:

[The provisions of these Terms and Conditions apply to the **[**Notes**]** **[**Pfandbriefe**]** **[**Participation Certificates**]** as completed, modified, supplemented or replaced, in whole or in part, by the terms of the final terms which is attached hereto (the "Final Terms"). The blanks in the provisions of these Terms and Conditions which are applicable to the **[**Notes**][**Pfandbriefe**][**Participation Certificates**]** shall be deemed to be completed by the information contained in the Final Terms as if such information were inserted in the blanks of such provisions; any provisions of the Final Terms modifying, supplementing or replacing, in whole or in part, the provisions of these Terms and Conditions shall be deemed to so modify, supplement or replace the provisions of these Terms and Conditions; alternative or optional provisions of these Terms and Conditions as to which the corresponding provisions of the Final Terms are not completed or are deleted shall be deemed to be deleted from these Terms and Conditions; and all provisions of these Terms and Conditions which are inapplicable to the **[**Notes**][**Pfandbriefe**][**Participation Certificates**]** (including instructions, explanatory notes and text set out in square brackets) shall be deemed to be deleted from these Terms and Conditions, as required to give effect to the terms of the Final Terms. Copies of the Final Terms may be obtained free of charge at the specified office of the Fiscal Agent and at the specified office of any Paying Agent *provided* that, in the case of **[**Notes**]** **[**Pfandbriefe**][**Participation Certificates**]** which are not listed on any stock exchange, copies of the applicable Final Terms will only be available to Holders of such **[**Notes**][**Pfandbriefe**][**Participation Certificates**]**.]

PART I – BASIC TERMS

A. TERMS AND CONDITIONS OF NOTES (OTHER THAN PFANDBRIEFE AND PARTICIPATION CERTIFICATES)

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series **[•]** of Notes (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in **[insert Specified Currency]** (the "Specified Currency") in the aggregate principal amount of **[insert aggregate principal amount]** (in words: **[insert aggregate principal amount in words]**) in denominations of **[insert Specified Denominations]** (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

In the case of Notes which are exclusively represented by a Permanent Global Note insert:

[(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.**]**

In the case of Notes which are initially represented by a Temporary Global Note insert:

[(3) *Temporary Global Note – Exchange.*

(a) The Notes are initially represented by a temporary global note (the "Temporary Global Note") without coupons. The Temporary Global Note will be exchangeable for Notes in Specified Denominations represented by a permanent global note (the "Permanent Global Note") without coupons. The Temporary Global Note and the Permanent Global Note shall each be signed manually by two authorized signatories of the Issuer and shall each be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(b) The Temporary Global Note shall be exchangeable for the Permanent Global Note from the 40th day after the date of issue of the Temporary Global Note. Such exchange shall only be made upon delivery of certifications to the effect that the beneficial owner or owners of the Notes represented by the Temporary Global Note is not a U. S. person (other than certain financial institutions or certain persons holding Notes through such financial institutions). Such certification will comply with applicable United States Treasury regulations. Payment of interest on Notes represented by a Temporary Global Note will be made only after delivery of such certifications. A separate certification shall be required in respect of each such payment of interest. Any such certification received on or after the 40th day after the date of issue of the Temporary Global Note will be treated as a request to exchange pursuant to subparagraph (b) of this § 1(3). Any securities delivered in exchange for the Temporary Global Note shall be delivered only outside of the United States (as defined in § 4(3)).**]**

(4) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means **[if more than one Clearing System insert:** each of**]** the following: **[**Clearstream Banking AG ("CBF")**]** **[**Clearstream Banking, société anonyme ("CBL")**]** **[**Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear")**]** **[**CBL and Euroclear, each an "ICSD" and together the "ICSDs"**]** **[,]** **[and]** **[specify other Clearing System]**.

In case of Notes kept in custody on behalf of ICSDs

[In the case the Global Note is an NGN insert: The Notes are issued in new

Insert:

global note ("NGN") form and are kept in custody by a common safekeeper on behalf of both ICSDs.]

[In the case the Global Note is an CGN insert: The Notes are issued in classical global note ("CGN") form and are kept in custody by a common depositary on behalf of both ICSDs.]

(5) *Holder of Notes.* "Holder" means any Holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

In the case the Global Note is an NGN insert:

[(6) *Records of the ICSDs.* The nominal amount of Notes represented by the Global Note shall be the aggregate amount from time to time entered in the records of both ICSDs. The records of the ICSDs (which expression means the records that each ICSD holds for its customers which reflect the amount of such customer's interest in the Notes) shall be conclusive evidence of the nominal amount of Notes represented by the Global Note and, for these purposes, a statement issued by a ICSD stating the nominal amount of Notes so represented at any time shall be conclusive evidence of the records of the relevant ICSD at that time.

On any redemption or payment of an instalment or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by the Global Note the Issuer shall procure that details of any redemption, payment or purchase and cancellation (as the case may be) in respect of the Global Note shall be entered *pro rata* in the records of the ICSDs and, upon any such entry being made, the nominal amount of the Notes recorded in the records of the ICSDs and represented by the Global Note shall be reduced by the aggregate nominal amount of the Notes so redeemed or purchased and cancelled or by the aggregate amount of such instalment so paid.]

[In the case the Temporary Global Note is a NGN insert: On an exchange of a portion only of the Notes represented by a Temporary Global Note, the Issuer shall procure that details of such exchange shall be entered *pro rata* in the records of the ICSDs.]

§ 2
STATUS

In the case of unsubordinated Notes insert:

[The obligations under the Notes constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and *pari passu* with all other unsecured and unsubordinated obligations of the Issuer]

In the case of subordinated Notes insert:

[The obligations under the Notes constitute unsecured and subordinated obligations of the Issuer ranking *pari passu* among themselves and *pari passu* with all other unsecured and subordinated obligations of the Issuer. In the event of the dissolution, liquidation, institution of insolvency proceedings over the assets of, composition or other proceedings for the avoidance of the institution of insolvency proceedings over the assets of or against, the Issuer, such obligations will be subordinated to the claims of all unsubordinated creditors of the Issuer so that in any such event no amounts shall be payable under such obligations until the claims of all unsubordinated creditors of the Issuer shall have been satisfied in full. No Holder may set off his claims arising under the Notes against any claims of the Issuer. No security of whatever kind is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders under such Notes. No subsequent agreement may limit the subordination pursuant to the provisions set out in this § 2 or amend the Maturity Date in respect of the Notes to any earlier date or shorten any applicable notice period (*Kündigungsfrist*). If the Notes are redeemed before the Maturity Date otherwise than in the circumstances described in this § 2 or as a result of an early redemption according to § 5(2) or repurchased by the Issuer otherwise than in accordance with the provisions of § 10(5a) sentence 6

Kreditwesengesetz (*German Banking Act*), then the amounts redeemed or paid must be returned to the Issuer irrespective of any agreement to the contrary unless the amounts paid have been replaced by other liable capital (*haftendes Eigenkapital*) of at least equal status within the meaning of the German Banking Act, or the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) has consented to such redemption or repurchase.**]**

§ 3
INTEREST

(A) In the case of Fixed Rate Notes insert:

[(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their principal amount at the rate of **[insert Rate of Interest]** per cent. per annum from (and including) **[insert Interest Commencement Date]** to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on **[insert fixed Interest Payment Date(s)]** in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on **[insert First Interest Payment Date] [if First Interest Payment Date is not first anniversary of Interest Commencement Date insert:** and will amount to **[insert Initial Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** and **[insert further Initial Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].] [If Maturity Date is not a Fixed Interest Date insert:** Interest in respect of the period from **[insert Fixed Interest Date preceding the Maturity Date]** (inclusive) to the Maturity Date (exclusive) will amount to **[insert Final Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** [and **[insert further Final Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].]**

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).**]**

(B) In the case of Floating Rate Notes insert:

[(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from **[insert Interest Commencement Date]** (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means

[(i) in the case of Specified Interest Payment Dates insert: each **[insert Specified Interest Payment Dates].]**

[(ii) in the case of Specified Interest Periods insert: each date which (except as otherwise provided in these Terms and Conditions) falls **[insert number]** [weeks] [months] **[insert other specified periods]** after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.**]**

(c) If any Interest Payment Date would otherwise fall on a day which is not a

Business Day (as defined below), it shall be:

[(i) in the case of Modified Following Business Day Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.**]**

[(ii) in the case of FRN Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (i) the payment date shall be the immediately preceding Business Day and (ii) each subsequent Interest Payment Date shall be the last Business Day in the month which falls **[[insert number]** months**] [insert other specified periods]** after the preceding applicable payment date.**]**

[(iii) in the case of Following Business Day Convention insert: postponed to the next day which is a Business Day.**]**

[(iv) in the case of Preceding Business Day Convention insert: the immediately preceding Business Day.**]**

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.

(2) *Rate of Interest.* **[In the case of Screen Rate Determination insert:** The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a. m. ([Brussels] [London] time) on the Interest Determination Date (as defined below) **[in the case of Margin insert:** [plus] [minus] the Margin (as defined below)**]**, all as determined by the Calculation Agent.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the [second] **[insert other applicable number of days]** [London] [TARGET] **[insert other relevant reference]** Business Day prior to the commencement of the relevant Interest Period. **[In case of a non-TARGET Business Day insert:** "[London] **[insert other relevant location]** Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in [London] **[insert other relevant location]**.**] [In case of a TARGET Business Day insert:** "TARGET Business Day" means a day on which TARGET is operating.**]**

[In the case of Margin insert: "Margin" means [•] per cent. per annum.]

"Screen Page" means **[insert relevant Screen Page]**.

[The Issuer may at its option agree on another basis for determining a reference rate. Full details of such basis will be contained here and in the applicable **Final Terms.]**

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) [in the euro-zone] to provide the Calculation Agent with its offered quotation (expressed as a percentage rate

per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the **[**London**]** interbank market **[**in the euro-zone**]** at approximately 11.00 a. m. (**[**Brussels**]** **[**London**]** time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005**]** **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005**]** being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of such offered quotations **[in the case of Margin insert:** **[**plus**]** **[**minus**]** the Margin**]**, all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005**]** **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005**]** being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. (**[**Brussels**]** **[**London**]** time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the **[**London**]** interbank market **[**in the euro-zone**]** **[in the case of Margin insert:**

[plus**]** **[**minus**]** the Margin**]** or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the **[**London**]** interbank market **[**in the euro-zone**]** (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) **[in the case of Margin insert:**

[plus**]** **[**minus**]** the Margin**]**. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered **[in the case of Margin insert:** **[**plus**]** **[**minus**]** the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period)**]**.

As used herein, "Reference Banks" means **[if no other Reference Banks are specified in the Final Terms, insert:** those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page**]** **[if other Reference Banks are specified in the Final Terms, insert names here]**.

[In the case of euro-zone interbank market insert: "Euro-Zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in

accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.]

[If Reference Rate is other than EURIBOR or LIBOR, insert relevant details in lieu of the provisions of this paragraph (2)]

[If ISDA Determination applies insert the relevant provisions and attach the 2000 ISDA Definitions published by the International Swap and Derivatives Association]

[If other method of determination applies, insert herein and in the applicable Final Terms relevant details in lieu of the provisions of this paragraph (2)]

[If Minimum and/or Maximum Rate of Interest applies insert:

(3) *[Minimum] [and] [Maximum] Rate of Interest.*

[If Minimum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is less than **[insert Minimum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Minimum Rate of Interest].]**

[If Maximum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is greater than **[insert Maximum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Maximum Rate of Interest].]]**

[(4)] *Interest Amount.* The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

[(5)] *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § [12] as soon as possible after their determination, but in no event later than the fourth [TARGET] [London] Business Day (as defined in § 3(1)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § **[12].**

[(6)] *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent**[,** the Paying Agent**[s]]** and the Holders.

[(7)] *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the

rate of interest of the Notes is higher than the default rate of interest established by law.

(C) In the case of Zero Coupon Notes Insert:

[(1) *No Periodic Payments of Interest.* There will not be any periodic payments of interest on the Notes.

(2) *Accrual of Interest.* If the Issuer shall fail to redeem the Notes when due, interest shall accrue on the outstanding principal amount of the Notes as from the due date to the date of actual redemption at the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.]

[(D) [In the case of Dual Currency Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

In the case of Index-linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]]

[(•)] *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"):

[if Actual/Actual (ICMA) insert: the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date divided by (x) in the case of Notes where interest is scheduled to be paid only by means of regular annual payments, the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date or (y) in the case of Notes where interest is scheduled to be paid other than only by means of regular annual payments, the product of the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date and the number of Interest Payment Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year.]

[if Actual/Actual (ISDA) (Actual/365) insert: the actual number of days in the Calculation Period divided by 365 (or, if any calculation portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period not falling in a leap year divided by 365).]

[if Actual/365 (Fixed) insert: the actual number of days in the Calculation Period divided by 365.]

[if Actual/360 insert: the actual number of days in the Calculation Period divided by 360.]

[if 30/360, 360/360 or Bond Basis insert: the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation Period is the last day of the month of February in which case the month of February shall not

be considered to be lengthened to a 30-day month).]

[if 30E/360 or Eurobond Basis: the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period).]

§ 4
PAYMENTS

(1) **[(a)]** *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

In the case of Notes other than Zero Coupon Notes insert:

[(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

[In the case of interest payable on a Temporary Global Note insert: Payment of interest on Notes represented by the Temporary Global Note shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System, upon due certification as provided in § 1(3)(b).**]]**

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in **[insert Specified Currency].**

(3) *United States.* For purposes of **[in the case of TEFRA D Notes insert:** § 1 (3) and**]** subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro and in the case of Floating Rate Notes insert:** TARGET] **[if the specified currency is euro and in the case of Notes other than Floating Rate Notes insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.

[(6)] *References to Principal and Interest.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; the Early Redemption Amount of the Notes; **[if redeemable at the option of the Issuer for other than taxation reasons insert:** the Call Redemption Amount of the Notes;**] [if redeemable at the option of the Holder insert:** the Put Redemption Amount of the Notes;**] [in the case of Zero Coupon Notes insert:** the Amortised Face Amount of the Notes;**] [in the case of Instalment Notes insert:** the Instalment Amount(s) of the Notes;**]** and any premium and any other amounts which may be payable under or in respect of the Notes. Reference in these Terms and

Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any Additional Amounts which may be payable under § 7.

[(7)] *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

(1) *Redemption at Maturity.*

In the case of Notes other than Instalment Notes insert:

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on **[in the case of a specified Maturity Date insert such Maturity Date] [in the case of a Redemption Month insert:** the Interest Payment Date falling in **[insert Redemption Month]]** (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be **[if the Notes are redeemed at their principal amount insert:** its principal amount**] [otherwise insert Final Redemption Amount per denomination].]**

In the case of Instalment Notes insert:

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at the Instalment Date(s) and in the Instalment Amount(s) set forth below:

Instalment Date(s)	Instalment Amount(s)
[insert Instalment Date(s)]	**[insert Instalment Amount(s)]**
[ ]	[ ]
[ ]	[ ]]

(2) *Early Redemption for Reasons of Taxation.* If as a result of any change in, or amendment to, the laws or regulations of the Federal Republic of Germany or any political subdivision or taxing authority thereto or therein affecting taxation or the obligation to pay duties of any kind, or any change in, or amendment to, an official interpretation or application of such laws or regulations, which amendment or change is effective on or after the date on which the last tranche of this series of Notes was issued, the Issuer is required to pay Additional Amounts (as defined in § 7 herein) **[in the case of Notes other than Zero Coupon Notes insert:** on the next succeeding Interest Payment Date (as defined in § 3(1))**] [in the case of Zero Coupon Notes insert:** at maturity or upon the sale or exchange of any Note**]**, and this obligation cannot be avoided by the use of reasonable measures available to the Issuer, the Notes may be redeemed, in whole but not in part, at the option of the Issuer, upon not more than 60 days' nor less than 30 days' prior notice of redemption given to the Fiscal Agent and, in accordance with § [12] to the Holders, at their Early Redemption Amount (as defined below), together with interest (if any) accrued to the date fixed for redemption.

However, no such notice of redemption may be given (i) earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due, or (ii) if at the time such notice is given, such obligation to pay such Additional Amounts or make such deduction or withholding does not remain in effect. **[In the case of Floating Rate Notes insert:** The date fixed for redemption must be an Interest Payment Date.**]**

Any such notice shall be given in accordance with § **[12]**. It shall be irrevocable, must specify the date fixed for redemption and must set forth a

statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

If Notes are subject to Early Redemption at the Option of the Issuer insert:

[[(3)] *Early Redemption at the Option of the Issuer.*

(a) The Issuer may, upon notice given in accordance with clause (b), redeem **[all]** **[some]** of the Notes on the Call Redemption Date**[s]** at the Call Redemption Amount(s) set forth below together with accrued interest, if any, to (but excluding) the Call Redemption Date. **[If Minimum Redemption Amount or Higher Redemption Amount applies insert:** Any such redemption must be of a principal amount equal to **[**at least **[insert Minimum Redemption Amount]] [Higher Redemption Amount].]**

Call Redemption Date(s)	Call Redemption Amount(s)
[insert Call Redemption Date(s)]	**[insert Call RedemptionAmount(s)]**
[ ]	**[ ]**
[ ]	**[ ]]**

[If Notes are subject to Early Redemption at the Option of the Holder insert: The Issuer may not exercise such option in respect of any Note which is the subject of the prior exercise by the Holder thereof of its option to require the redemption of such Note under subparagraph **[**(4)**]** of this § 5.**]**

(b) Notice of redemption shall be given by the Issuer to the Holders of the Notes in accordance with § **[**12**]**. Such notice shall specify:

(i) the Series of Notes subject to redemption;

(ii) whether such Series is to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes which are to be redeemed;

(iii)the Call Redemption Date, which shall be not less than **[insert Minimum Notice to Holders]** nor more than **[insert Maximum Notice to Holders]** days after the date on which notice is given by the Issuer to the Holders; and

(iv)the Call Redemption Amount at which such Notes are to be redeemed.

(c) In the case of a partial redemption of Notes, Notes to be redeemed shall be selected in accordance with the rules of the relevant Clearing System.**]**

If the Notes are subject to Early Redemption at the Option of a Holder insert:

[[(4)**]** *Early Redemption at the Option of a Holder.*

(a) The Issuer shall, at the option of the Holder of any Note, redeem such Note on the Put Redemption Date(s) at the Put Redemption Amount(s) set forth below together with accrued interest, if any, to (but excluding) the Put Redemption Date.

Call Redemption Date(s)	Call Redemption Amount(s)
[insert Call Redemption Date(s)]	**[insert Call RedemptionAmount(s)]**
[ ]	**[ ]**
[ ]	**[ ]**

The Holder may not exercise such option in respect of any Note which is the subject of the prior exercise by the Issuer of its option to redeem such Note under this § 5.

(b) In order to exercise such option, the Holder must, not less than **[insert Minimum Notice to Issuer]** nor more than **[insert Maximum Notice to Issuer]** days before the Put Redemption Date on which such redemption is required to be made as specified in the Put Notice (as defined below),

submit during normal business hours at the specified office of the Fiscal Agent a duly completed early redemption notice ("Put Notice") in the form available from the specified office of the Fiscal Agent. The Put Notice must specify (i) the principal amount of the Notes in respect of which such option is exercised, and (ii) the securities identification number of such Notes, if any. No option so exercised may be revoked or withdrawn. The Issuer shall only be required to redeem Notes in respect of which such option is exercised against delivery of such Notes to the Issuer or to its order.**]**

In the case of unsubordinated Notes other than Zero Coupon Notes insert:

[[(5)**]** *Early Redemption Amount.*

(a) For purposes of subparagraph (2) of this § 5 and § 9, the Early Redemption Amount of a Note shall be its Final Redemption Amount.**]**

In the case of subordinated Notes other than Zero Coupon Notes insert:

[[(5)**]** *Early Redemption Amount.*

For purposes of subparagraph (2) of this § 5, the Early Redemption Amount of a Note shall be its Final Redemption Amount.]

In the case of Zero Coupon Notes insert:

[[(5)**]** *Early Redemption Amount.*

(a) For purposes of subparagraph (2) of this § 5 **[in the case of unsubordinated Notes insert:** and § 9**]**, the Early Redemption Amount of a Note shall be equal to the Amortised Face Amount of the Note.

(b) The Amortised Face Amount of a Note shall be an amount equal to the sum of:

(i) **[insert Reference Price]** (the "Reference Price"), and

(ii) the product of **[insert Amortisation Yield]** (compounded annually) and the Reference Price from (and including) **[insert Issue Date]** to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Notes become due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year (the "Calculation Period") shall be made on the basis of the Day Count Fraction (as defined in § 3).

(c) If the Issuer fails to pay the Early Redemption Amount when due, the Amortised Face Amount of a Note shall be calculated as provided herein, except that references in subparagraph (b)(ii) above to the date fixed for redemption or the date on which such Note becomes due and repayable shall refer to the earlier of (i) the date on which upon due presentation and surrender of the relevant Note (if required), payment is made, and (ii) the fourteenth day after notice has been given by the Fiscal Agent in accordance with § **[**12**]** that the funds required for redemption have been provided to the Fiscal Agent.**]**

[In the case of Dual Currency Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Index-linked Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions here and in the relevant Final Terms]]

§ 6
FISCAL AGENT[,] [AND] [PAYING AGENT[S]] [AND CALCULATION AGENT]

(1) *Appointment; Specified Offices.* The initial Fiscal Agent[[,] [and] Paying Agent[s]] [and the Calculation Agent] and [its] [their] respective initial specified office[s] are:

Fiscal Agent:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
[Paying Agent[s]:	**[insert other Paying Agents and specified offices]]**
[Calculation Agent:]	[BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg]

The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] reserve[s] the right at any time to change [its] [their] respective specified office[s] to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent [or the Calculation Agent] and to appoint another Fiscal Agent or additional or other Paying Agents [or another Calculation Agent]. The Issuer shall at all times maintain [(i)] a Fiscal Agent[,] [and] (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city] **[in the case of Notes listed on a stock exchange insert:** [,] [and] [(iii)] so long as the Notes are listed on the **[name of Stock Exchange]**, a Paying Agent (which may be the Fiscal Agent) with a specified office in **[location of Stock Exchange]** and/or in such other place as may be required by the rules of such stock exchange] **[in the case of payments in U. S. dollars insert:**[,] [and] [(iv)] if payments at or through the offices of all Paying Agents outside the United States (as defined in § 4 hereof) become illegal or are effectively precluded because of the imposition of exchange controls or similar restrictions on the full payment or receipt of such amounts in United States dollars, a Paying Agent with a specified office in New York City] **[if any Calculation Agent is to be appointed insert:** and [(v)] a Calculation Agent **[if Calculation Agent is required to maintain a Specified Office in a Required Location insert:** with a specified office located in **[insert Required Location]]**. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § [12].

(3) *Agents of the Issuer.* The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] act[s] solely as agent[s] of the Issuer and do[es] not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such

withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts (the "Additional Amounts") as shall be necessary in order that the net amounts received by the Holders, after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in the absence of such withholding or deduction; except that no such Additional Amounts shall be payable on account of any taxes or duties which:

(a) are payable by any person acting as custodian bank or collecting agent on behalf of a Noteholder, or otherwise in any manner which does not constitute a deduction or withholding by the Issuer from payments of principal or interest made by it, or

(b) are payable by reason of the Holder having, or having had, some personal or business connection with the Federal Republic of Germany and not merely by reason of the fact that payments in respect of the Notes are, or for purposes of taxation are deemed to be, derived from sources in, or are secured in, the Federal Republic of Germany, or

(c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment becomes due, or is duly provided for and notice thereof is published in accordance with § **[12]**, whichever occurs later, or

(d) are deducted or withheld pursuant to (i) any European Union Directive or Regulation concerning the taxation of interest income, or (ii) any international treaty or understanding relating to such taxation and to which the Federal Republic of Germany or the European Union is a party, or (iii) any provision of law implementing, or complying with, or introduced to conform with, such Directive, Regulation, treaty or understanding.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

In the case of unsubordinated Notes insert:

[§ 9
EVENTS OF DEFAULT

(1) *Events of default.* Each Holder shall be entitled to declare his Notes due and demand immediate redemption thereof at the Early Redemption Amount (as described in § 5), together with accrued interest (if any) to the date of repayment, in the event that

(a) the Issuer fails to pay principal or interest within 30 days from the relevant due date, or

(b) the Issuer fails duly to perform any other obligation arising from the Notes which failure is not capable of remedy or, if such failure is capable of remedy, such failure continues for more than 30 days after the Fiscal Agent has received notice thereof from a Holder, or

(c) the Issuer announces its inability to meet its financial obligations or ceases its payments, or

(d) a court opens insolvency proceedings against the Issuer or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally, or

(e) the Issuer goes into liquidation unless this is done in connection with a merger, or other form of combination with another company and such company assumes all obligations contracted by the Issuer, as the case may be, in connection with this issue, or

(f) any governmental order, decree or enactment shall be made in or by the Federal Republic of Germany whereby the Issuer is prevented from observing and performing in full its obligations as set forth in these Terms and Conditions and this situation is not cured within 90 days.

The right to declare Notes due shall terminate if the situation giving rise to it has been cured before the right is exercised.

(2) *Notice.* Any notice, including any notice declaring Notes due, in accordance with subparagraph (1) shall be made by means of a written declaration in the German or English language delivered by hand or registered mail to the specified office of the Fiscal Agent together with proof that such Holder at the time of such notice is a Holder of the relevant Notes by means of a certificate of his Custodian (as defined in § [13](4)) or in other appropriate manner.]

§ [10]
SUBSTITUTION

(1) *Substitution.* The Issuer may, without the consent of the Holders, if no payment of principal of or interest on any of the Notes is in default, at any time substitute for the Issuer any Affiliate (as defined below) of the Issuer as principal debtor in respect of all obligations arising from or in connection with this issue (the "Substitute Debtor") provided that:

(a) the Substitute Debtor assumes all obligations of the Issuer in respect of the Notes;

(b) the Issuer and the Substitute Debtor have obtained all necessary authorisations and may transfer to the Fiscal Agent in the currency required hereunder and without being obligated to deduct or withhold any taxes or other duties of whatever nature levied by the country in which the Substitute Debtor or the Issuer has its domicile or tax residence, all amounts required for the fulfilment of the payment obligations arising under the Notes;

(c) the Substitute Debtor has agreed to indemnify and hold harmless each Holder against any tax, duty, assessment or governmental charge imposed on such Holder in respect of such substitution;

In the case of unsubordinated Notes insert:

[(d) the Issuer irrevocably and unconditionally guarantees in favour of each Holder the payment of all sums payable by the Substitute Debtor in respect of the Notes on terms which ensure that each Holder will be put in an economic position that is at least as favourable as that which would have existed if the substitution had not taken place; and]

In the case of subordinated Notes insert:

[(d) the obligations assumed by the Substitute Debtor in respect of the Notes are subordinated on terms identical to the terms of the Notes and (i) the Substitute Debtor is a subsidiary (*Tochterunternehmen*) of the Issuer within the meaning of § § 1(7) and 10(5a) sentence 11 Kreditwesengesetz (*German Banking Act*), (ii) the Substitute Debtor deposits an amount which is equal to the aggregate principal amount of the Notes with the Issuer on terms equivalent, including in respect of subordination, to the terms and conditions of the Notes, and (iii) the Issuer irrevocably and unconditionally guarantees in favour of each Holder the payment of all sums payable by the Substitute Debtor in respect of the Notes on terms which ensure that each Holder will be put in an economic position that is at least as favourable as that which would have existed if the substitution had not taken place; and]

(e) there shall have been delivered to the Fiscal Agent an opinion or opinions of lawyers of recognised standing to the effect that subparagraphs (a), (b), (c) and (d) above have been satisfied.

For purposes of this § [10], "Affiliate" shall mean any affiliated company (*verbundenes Unternehmen*) within the meaning of § 15 Aktiengesetz (*German Stock Corporation Act*).

(2) *Notice.* Notice of any such substitution shall be published in accordance with § [12].

(3) *Change of References.* In the event of any such substitution, any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Debtor and any reference to the country in which the Issuer is domiciled or resident for taxation purposes shall from then on be deemed to refer to the country of domicile or residence for taxation purposes of the Substitute Debtor. Furthermore, in the event of such substitution the following shall apply:

In the case of unsubordinated Notes insert:

[(a) in § 7 and § 5(2) an alternative reference to the Federal Republic of Germany shall be deemed to have been included in addition to the reference according to the preceding sentence to the country of domicile or residence for taxation purposes of the Substitute Debtor;

(b) in § 9(1)(c) to (f) an alternative reference to the Issuer in its capacity as guarantor shall be deemed to have been included in addition to the reference to the Substitute Debtor;

(c) in § 9(1) a further event of default shall be deemed to have been included; such event of default shall exist in the case that the guarantee pursuant to subparagraph 1 (d) is or becomes invalid for any reason.]

In the case of subordinated Notes insert:

[In § 7 and § 5(2) an alternative reference to the Federal Republic of Germany shall be deemed to have been included (in addition to the reference according to the preceding sentence to the country of domicile or residence for taxation purposes of the Substitute Debtor).]

§ [11]
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ [12]
NOTICES

In the case of Notes which are listed on a Stock Exchange and where notices shall be given by means of publication in newspapers insert:

[(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in **[**Germany**]** **[**Luxembourg**]** **[**London**]** **[specify other location].** These newspapers are expected to be the **[***Börsen-Zeitung***]** **[***d'Wort***]** **[***Financial Times***]** **[insert other applicable newspaper having general circulation].** Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).**]**

If notices may be given by means of electronic publication on the website of the relevant Stock Exchange insert

[(1)) *Publication.* All notices concerning the Notes will be made by means of electronic publication on the internet website of the **[insert relevant stock exchange]** (**www. [insert internet address]**). Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first such publication).**]**

[(2)**]** *Notification to Clearing System*

In the case of Notes which are unlisted insert:

[The Issuer shall deliver all notices concerning the Notes to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.**]**

In the case of Notes which are listed on a Stock Exchange insert:

[So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the **[insert relevant stock exchange]** so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.**]**

§ [13]
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The German courts shall have exclusive jurisdiction over lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ [14]
LANGUAGE

If the Conditions shall be in the German language with an English language translation *insert:*

[These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.]

If the Conditions shall be in the English language with a German language translation insert:

[These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only]

If the Conditions shall be in the English language only insert:

[These Terms and Conditions are written in the English language only.]

In the case of Notes that are publicly offered, in whole or *in part, in Germany or* distributed, in whole or in part, to non-professional investors in Germany with English language Conditions only insert:

[Eine deutsche Übersetzung der Emissionsbedingungen wird bei der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen, zur kostenlosen Ausgabe bereitgehalten.]

B. TERMS AND CONDITIONS OF PFANDBRIEFE

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series **[•]** of **[in the case of Mortgage Pfandbriefe insert:** Mortgage Pfandbriefe (*Hypothekenpfandbriefe)]* **[in the case of Public-Sector Pfandbriefe insert:** Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe)]* (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in **[insert Specified Currency]** (the "Specified Currency") in the aggregate principal amount of **[insert aggregate principal amount]** (in words: **[insert aggregate principal amount in words]**) in denominations of **[insert Specified Denominations]** (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means **[in the case of more than one Clearing System insert:** each of**]** the following: [Clearstream Banking AG ("CBF")**]** **[**Clearstream Banking, société anonyme ("CBL")**]** **[**Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear")**]** **[**CBL and Euroclear, each an "ICSD" and together the "ICSDs"**]** **[,]** **[**and**]** **[specify other Clearing System].**

In case of Notes kept in custody on behalf of ICDSs insert:

[In the case the Global Note is an NGN insert: The Notes are issued in new global note ("NGN") form and are kept in custody by a common safekeeper on behalf of both ICSDs. **]**

[In the case the Global Note is an CGN insert: The Notes are issued in classical global note ("CGN") form and are kept in custody by a common depositary on behalf of both ICSDs.**]**

(5) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

In the case the Global Note is an NGN insert:

[(6) *Records of the ICSDs.* The nominal amount of Notes represented by the Global Note shall be the aggregate amount from time to time entered in the records of both ICSDs. The records of the ICSDs (which expression means the records that each ICSD holds for its customers which reflect the amount of such customer's interest in the Notes) shall be conclusive evidence of the nominal amount of Notes represented by the Global Note and, for these purposes, a statement issued by a ICSD stating the nominal amount of Notes so represented at any time shall be conclusive evidence of the records of the relevant ICSD at that time.

On any redemption or payment of an instalment or interest being made in respect of, or purchase and cancellation of, any of the Notes represented by the Global Note the Issuer shall procure that details of any redemption, payment or purchase and cancellation (as the case may be) in respect of the Global Note shall be entered *pro rata* in the records of the ICSDs and, upon any such entry being made, the nominal amount of the Notes recorded in the records of the ICSDs and represented by the Global Note shall be reduced by the aggregate nominal amount of the Notes so redeemed or purchased and

cancelled or by the aggregate amount of such instalment so paid.]

[In the case the Temporary Global Note is a NGN insert: On an exchange of a portion only of the Notes represented by a Temporary Global Note, the Issuer shall procure that details of such exchange shall be entered *pro rata* in the records of the ICSDs.]

§ 2
STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under **[in the case of Mortgage Pfandbriefe insert:** Mortgage Pfandbriefe**]** **[in the case of Public-Sector Pfandbriefe insert:** Public-Sector Pfandbriefe**].**

§ 3
INTEREST

(A) In the case of Fixed Rate Notes insert:

[(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their principal amount at the rate of **[insert Rate of Interest]** per cent. per annum from (and including) **[insert Interest Commencement Date]** to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on **[insert fixed Interest Payment Date(s)]** in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on **[insert First Interest Payment Date] [if First Interest Payment Date is not first anniversary of Interest Commencement Date insert:** and will amount to **[insert Initial Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** and **[insert further Initial Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].] [If Maturity Date is not a Fixed Interest Date insert:** Interest in respect of the period from **[insert Fixed Interest Date preceding the Maturity Date]** (inclusive) to the Maturity Date (exclusive) will amount to **[insert Final Broken Amount per first Specified Denomination]** per note in a denomination of **[insert first Specified Denomination]** and **[insert further Final Broken Amount(s) per further Specified Denominations]** per note in a denomination of **[insert further Specified Denominations].]**

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).]

(B) In the case of Floating Rate Notes insert:

[(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from **[insert Interest Commencement Date]** (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means

[(i) in the case of Specified Interest Payment Dates insert: each **[insert Specified Interest Payment Dates].]**

[(ii) in the case of Specified Interest Periods insert: each date which (except as otherwise provided in these Terms and Conditions) falls **[insert number]** [weeks] [months] **[insert other specified periods]** after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.**]**

(c) If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined below), it shall be:

[(i) in the case of Modified Following Business Day Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.**]**

[(ii) in the case of FRN Convention insert: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (i) the payment date shall be the immediately preceding Business Day and (ii) each subsequent Interest Payment Date shall be the last Business Day in the month which falls **[[insert number]** months**]** **[insert other specified periods]** after the preceding applicable payment date.**]**

[(iii) in the case of Following Business Day Convention insert: postponed to the next day which is a Business Day.**]**

[(iv) in the case of Preceding Business Day Convention insert: the immediately preceding Business Day.**]**

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.

(2) *Rate of Interest.* **[in the case of Screen Rate Determination insert:** The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a. m. ([Brussels] [London] time) on the Interest Determination Date (as defined below) **[in the case of Margin insert:** [plus] [minus] the Margin (as defined below)**]**, all as determined by the Calculation Agent.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the [second] **[insert other applicable number of days]** [London] [TARGET] **[insert other relevant reference]** Business Day prior to the commencement of the relevant Interest Period. **[In case of a non-TARGET Business Day insert:** "[London] **[insert other relevant location]** Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in [London] **[insert other relevant location].] [In case of a TARGET Business Day insert:** "TARGET Business Day" means a day on which TARGET is operating.**]**

[In the case of Margin insert: "Margin" means [•] per cent. per annum.**]**

"Screen Page" means **[insert relevant Screen Page].**

[The Issuer may at its option agree on another basis for determining a

reference rate. Full details of such basis will be contained here and in the applicable **Final Terms.]**

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the [London] interbank market [in the euro-zone] at approximately 11.00 a. m. [Brussels] [London] time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of such offered quotations **[in the case of Margin insert:** [plus] [minus] the Margin**]**, all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. [Brussels] [London] time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the [London] interbank market [in the euro-zone] **[in the case of Margin insert:** [plus] [minus] the Margin] or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the [London] interbank market [in the euro-zone] (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) **[in the case of Margin insert:** [plus] [minus] the Margin**]**. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered **[in the case of Margin insert:** [plus] [minus] the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period)**]**.

As used herein, "Reference Banks" means **[if no other Reference Banks are specified in the Final Terms, insert:** those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page] **[if other Reference Banks are**

specified in the Final Terms, insert names here].

[In the case of euro-zone interbank market insert: "Euro-Zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.**]**

[If Reference Rate is other than EURIBOR or LIBOR, insert relevant details in lieu of the provisions of this paragraph (2)]

[If ISDA Determination applies insert the relevant provisions and attach the 2000 ISDA Definitions published by the International Swap and Derivatives Association]

[If *other method of determination applies insert herein and in the* applicable Final Terms relevant details in lieu of the provisions of this paragraph (2)]

[If Minimum and/or Maximum Rate of Interest applies insert:

(3) *[Minimum] [and] [Maximum] Rate of Interest.*

[If Minimum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is less than **[insert Minimum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Minimum Rate of Interest].]**

[If Maximum Rate of Interest applies insert: If the Rate of Interest in respect of any Interest Period determined in accordance with the above provisions is greater than **[insert Maximum Rate of Interest],** the Rate of Interest for such Interest Period shall be **[insert Maximum Rate of Interest].]]**

[(4)**]** *Interest Amount.* The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

[(5)**]** *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § 10 as soon as possible after their determination, but in no event later than the fourth **[**TARGET**]** **[**London**]** Business Day (as defined in § 3(2)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange, as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § 10.

[(6)**]** *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent**[**, the Paying Agent**[**s**]]** and the Holders.

[(7)] *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.]

(C) In the case of Zero Coupon Notes Insert:

[(1) *No Periodic Payments of Interest.* There will not be any periodic payments of interest on the Notes.

(2) *Accrual of Interest.* If the Issuer shall fail to redeem the Notes when due, interest shall accrue on the outstanding principal amount of the Notes as from the due date to the date of actual redemption at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.]

[(D) [In the case of Dual Currency Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Index Linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions regarding interest here and in the relevant Final Terms]]

[(•)] *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"):

[if Actual/Actual (ICMA) insert: the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date divided by (x) in the case of Notes where interest is scheduled to be paid only by means of regular annual payments, the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date or (y) in the case of Notes where interest is scheduled to be paid other than only by means of regular annual payments, the product of the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date and the number of Interest Payment Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year.]

[if Actual/Actual (ISDA) (Actual/365) insert: the actual number of days in the Calculation Period divided by 365 (or, if any calculation portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period not falling in a leap year divided by 365).]

[if Actual/365 (Fixed) insert: the actual number of days in the Calculation Period divided by 365.]

[if Actual/360 insert: the actual number of days in the Calculation Period divided by 360.]

[if 30/360, 360/360 or Bond Basis insert: the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless(A) the last day of

the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).]

[if 30E/360 or Eurobond Basis: the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period).**]**

§ 4
PAYMENTS

(1) [(a)] *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

In the case of Notes other than Zero Coupon Notes insert:

[(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

[In the case of interest payable on a Temporary Global Note insert: Payment of interest on Notes represented by the Temporary Global Note shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System, upon due certification as provided in § 1(3)(b).**]]**

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in **[insert Specified Currency].**

(3) *United States.* For purposes of **[in the case of TEFRA D Notes insert:** § 1 (3) and**]** subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro and in the case of Floating Rate Notes insert:** TARGET**]** **[if the specified currency is euro and in the case of Notes other than Floating Rate Notes insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.

(6) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; **[if redeemable at the option of the Issuer insert:** the Call Redemption Amount of the Notes;**]** **[in the case of Instalment Notes insert:** the Instalment Amount(s) of the Notes;**]** and any

premium and any other amounts which may be payable under or in respect of the Notes.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

In the case of Notes other than Instalment Notes Insert:

[(1)] *Redemption at Maturity.*

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on **[in the case of a specified Maturity Date insert such Maturity Date] [in the case of a Redemption Month insert:** the Interest Payment Date falling in **[insert Redemption Month]]** (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be **[if the Notes are redeemed at their principal amount insert:** its principal amount**] [otherwise insert Final Redemption Amount per denomination].]**

In the case of Instalment Notes Insert:

[Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at the Instalment Date(s) and in the Instalment Amount(s) set forth below:

Instalment Date(s)	Instalment Amount(s)
[insert Instalment Date(s)]	**[insert Instalment Amount(s)]**
[ ]	**[ ]**
[ ]	**[ ]]**

If Notes are subject to Early Redemption at the Option of the Issuer Insert:

(2) *Early Redemption at the Option of the Issuer.*

(a) The Issuer may, upon notice given in accordance with clause (b), redeem [all] [some] of the Notes on the Call Redemption Date[s] at the Call Redemption Amount(s) set forth below together with accrued interest, if any, to (but excluding) the Call Redemption Date. **[If Minimum Redemption Amount or Higher Redemption Amount applies insert:** Any such redemption must be of a principal amount equal to [at least **[insert Minimum Redemption Amount]] [Higher Redemption Amount].]**

Call Redemption Date(s)	Call Redemption Amount(s)
[insert Call Redemption Date(s)]	**[insert Call Redemption Amount(s)]**
[ ]	**[ ]**
[ ]	**[ ]]**

(b) Notice of redemption shall be given by the Issuer to the Holders of the Notes in accordance with § 10. Such notice shall specify:

(i) the Series of Notes subject to redemption;

(ii) whether such Series is to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes which are to be redeemed;

(iii) the Call Redemption Date, which shall be not less than **[insert Minimum Notice to Holders]** nor more than **[insert Maximum Notice to Holders]** days after the date on which notice is given by the Issuer to the Holders; and

(iv)the Call Redemption Amount at which such Notes are to be redeemed.

(c) In the case of a partial redemption of Notes, Notes to be redeemed shall be selected in accordance with the rules of the relevant Clearing System.]

[In the case of Dual Currency Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Index-linked Notes, insert all applicable provisions here and in the relevant Final Terms]

[In the case of Credit Linked Notes, insert all applicable provisions here and in the relevant Final Terms].

[In the case of other structured Notes, insert all applicable provisions here and in the relevant Final Terms]]

§ 6
FISCAL AGENT[,] [AND] [PAYING AGENT[S]] [AND CALCULATION AGENT]

(1) *Appointment; Specified Offices.* The initial Fiscal Agent**[[,]** **[**and**]** Paying Agent[s]**]** **[**and the Calculation Agent**]** and **[**its**]** **[**their**]** respective initial specified offices office**[**s**]** are:

Fiscal Agent: BNP Paribas Securities Services,
Luxembourg Branch
33, Rue de Gasperich
Howald-Hesperange

L-2085 Luxembourg
Luxembourg

[Paying Agent[s]: **[insert other Paying Agents and specified offices]]**

[Calculation Agent:] [BNP Paribas Securities Services,
Luxembourg Branch
33, Rue de Gasperich
Howald-Hesperange

L-2085 Luxembourg
Luxembourg]

The Fiscal Agent**[[,]** **[**and**]** the Paying Agent**[**s**]]** **[**and the Calculation Agent**]** reserve**[**s**]** the right at any time to change **[**its**]** **[**their**]** respective specified office**[**s**]** *to some other specified office in the same city.*

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent **[**or the Calculation Agent**]** and to appoint another Fiscal Agent or additional or other Paying Agents **[**or another Calculation Agent**]**. The Issuer shall at all times maintain **[**(i)**]** a Fiscal Agent**[[,]** **[**and**]** (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city**]** **[in the case of Notes listed on a stock exchange insert: [,]** **[**and**]** **[**(iii)**]** so long as the Notes are listed on the **[name of Stock Exchange]**, a Paying Agent (which may be the Fiscal Agent) with a specified office in **[location of Stock Exchange]** and/or in such other place as may be required by the rules of such stock exchange**]** **[in the case of payments in U. S. dollars insert: [,]** **[**and**]** **[**(iv)**]** if payments at or through the offices of all Paying Agents outside the United States (as defined in § 4 hereof) become illegal or are effectively precluded because of the imposition of exchange controls or similar restrictions on the full payment or receipt of such amounts in United States dollars, a

Paying Agent with a specified office in New York City] **[if any Calculation Agent is to be appointed insert:** and [(v)] a Calculation Agent **[if Calculation Agent is required to maintain a Specified Office in a Required Location insert:** with a specified office located in **[insert Required Location]].** Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Fiscal Agent[[,] [and] the Paying Agent[s]] [and the Calculation Agent] act[s] solely as agent[s] of the Issuer and do[es] not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

§ 9
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 10
NOTICES

In the case of Notes which are listed on a Stock Exchange and where notices shall be given by means of publication in newspapers insert:

[(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in [Germany] [Luxembourg] [London] **[specify other location].** These newspapers are expected to be the [*Börsen-Zeitung*] [*d'Wort*] [*Financial Times*] **[insert other applicable newspaper having general circulation].** Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).]

If notices may be given by means of electronic *publication on the website of* the relevant Stock Exchange insert:

[(1)) *Publication.* All notices concerning the Notes will be made by means of electronic publication on the internet website of the **[insert relevant stock exchange]** (**www.[insert internet address]**). Any notice so given will be

deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first such publication).]

[(2)] *Notification to Clearing System*

In the case of Notes which are unlisted insert:

[The Issuer shall deliver all notices concerning the Notes to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.]

In the case of Notes which are listed on a Stock Exchange insert:

[So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the **[insert relevant stock exchange]** so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.]

§ 11
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ 12

LANGUAGE

If the Conditions shall be in the German language with an English language translation insert:

[These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.]

If the Conditions shall be in the English language with a German language translation insert:

[These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only]

If the Conditions shall be in the English language only insert:

[These Terms and Conditions are written in the English language only.]

In the case of Notes that are publicly offered, in whole or in part, in Germany or distributed, in whole or in part, to non-professional investors in Germany with English language Conditions only insert:

[Eine deutsche Übersetzung der Emissionsbedingungen wird bei der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen, zur kostenlosen Ausgabe bereitgehalten.]

C. TERMS AND CONDITIONS OF PARTICIPATION CERTIFICATES

§ 1
ISSUE AND PRINCIPAL AMOUNT

(1) Hypothekenbank in Essen Aktiengesellschaft ("Essen Hyp" or the "Issuer") issues pursuant to § 10(5) of the German Banking Act (*Kreditwesengesetz*) participation certificates (the "Participation Certificates") based on an authorisation of the general meeting of the shareholders on **[insert date of general meeting]** in the aggregate principal amount of Euro **[insert aggregate principal amount]** (in words: Euro **[insert aggregate principal amount in words]**).

(2) The Participation Certificates are in bearer form, shall rank pari passu among themselves and are divided into **[insert number of Participation Certificates]** Participation Certificates in the principal amount of Euro **[insert principal amount]** each.

(3) The Participation Certificates are represented by a global bearer certificate which is deposited with Clearstream Banking AG, Frankfurt am Main. Each global bearer certificate is manually signed by two authorised representatives of the Issuer. Definitive Participation Certificates will not be issued.

§ 2
DISTRIBUTIONS

In case of fixed rate distribution insert:

[(1) The holders of the Participation Certificates (the "Holders") are entitled to receive as from **[insert interest commencement date]** an annual distribution ranking senior to the divided claims of the shareholders of Essen Hyp at a rate of **[insert rate]** %. The annual distribution is limited as no balance sheet loss shall be incurred by it.]

In case of floating rate distribution insert:

[(1)(a) The holders of the Participation Certificates (the "Holders") are entitled to receive an annual distribution payment as from **[insert Interest Commencement Date]** that corresponds to the total of the distribution installments from the [three] [six] [nine] [twelve]-monthly distribution rates calculated on the relevant reference date in accordance with sub-paragraph (b). The annual distribution is limited as no balance sheet loss shall be incurred by it.

"Reference Dates" are the **[insert Reference Dates]** of each year. The period between a Reference Date (inclusive) and the next Reference Date (exclusive) are referred to hereinafter as a "Reference Period". The last Reference Period ends with the end of the term of the Participation Certificate in accordance with § 5.

(b) The variable distribution rate applicable to each Reference Period for determining the distribution payment in respect of the Participation Certificates shall be determined by the Paying Agent under the following criteria:

The distribution rate for each Reference Period will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Reference Period which appears on the Screen Page as of 11:00 a. m. ([Brussels] [London] time) on the Determination Date (as defined below) **[in the case of Margin insert:** [plus] [minus] the Margin (as defined below)**]**, all as determined by the Paying Agent.

"Determination Date" means the [second] **[insert other applicable number of days]** [London] [TARGET] **[insert other relevant reference]** Business Day prior to the commencement of the relevant Interest Period. **[In case of a non-**

TARGET Business Day insert: "[London] [insert other relevant location] Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in [London] [insert other relevant location].] [In case of a TARGET Business Day insert: "TARGET Business Day" means a day on which TARGET is operating.]

[In the case of Margin insert: "Margin" means **[•]** per cent. per annum.**]**

"Screen Page" means **[insert relevant Screen Page].**

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Paying Agent shall request each of the Reference Banks (as defined below) [in the euro-zone] to provide the Paying Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Reference Period to leading banks in the [London] interbank market [in the euro-zone] at approximately 11.00 a. m. ([Brussels] [London] time) on the Determination Date. If two or more of the Reference Banks provide the Paying Agent with such offered quotations, the distribution rate for such Reference Period shall be the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of such offered quotations **[in the case of Margin insert:** [plus] [minus] the Margin]**,** all as determined by the Paying Agent.

If on any Determination Date only one or none of the Reference Banks provides the Paying Agent with such offered quotations as provided in the preceding paragraph, the distribution rate for the relevant Reference Period shall be the rate per annum which the Paying Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one **[if the Reference Rate is EURIBOR insert:** thousandth of a percentage point, with 0.0005] **[if the Reference Rate is not EURIBOR insert:** hundred-thousandth of a percentage point, with 0.000005] being rounded upwards) **[insert other applicable rounding provision pursuant to the rounding convention of the applicable offered quotation]** of the rates, as communicated to (and at the request of) the Paying Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. ([Brussels] [London] time) on the relevant Determination Date, deposits in the Specified Currency for the relevant Reference Period by leading banks in the [London] interbank market [in the euro-zone] **[in the case of Margin insert:** [plus] [minus] the Margin] or, if fewer than two of the Reference Banks provide the Paying Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Reference Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Reference Period, at which, on the relevant Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Paying Agent and the Issuer suitable for such purpose) inform(s) the Paying Agent it is or they are quoting to leading banks in the [London] interbank market [in the euro-zone] (or, as the case may be, the quotations of such bank or banks to the Paying Agent) **[in the case of Margin insert:** [plus] [minus] the Margin]**.** If the distribution rate cannot be determined in accordance with the foregoing provisions of this paragraph, the distribution rate shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Determination Date on which such quotations were offered **[in the case of Margin insert:** [plus] [minus] the Margin (though substituting, where a different Margin is to be applied to the relevant Reference Period from that which applied to the last preceding

Reference Period, the Margin relating to the relevant Reference Period in place of the Margin relating to that last preceding Reference Period)**]**.

As used herein, "Reference Banks" means those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page.

[In the case of euro-zone interbank market insert: "Euro-Zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.**]**

(c) The Paying Agent will, on or as soon as practicable after each time at which the distribution rate is to be determined, calculate the distribution amount (the "Distribution Amount") payable on the Participation Certificates for the relevant Reference Period. Each Distribution Amount shall be calculated by applying the distribution rate and the Day Count Fraction (as defined below) to the aggregate principal amount of the Participation Certificates and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

"Day Count Fraction" means, in respect of the calculation of a Distribution Amount on any Participation Certificate for any period of time (the "Calculation Period") the actual number of days in the Calculation Period divided by 360**]**

(2) The distribution on the Participation Certificates for the current fiscal year shall be payable on **[insert date of distribution]** of the following year. **[If the distributions for the first and the second fiscal year are made at the same time insert:** The distribution for the fiscal year **[insert relevant fiscal year]** will be made together with the distribution for the fiscal year **[insert relevant fiscal year]** on **[insert distribution date].** If such day is not a Banking Day in Frankfurt am Main, payment shall be made on the next Banking Day in Frankfurt am Main. If the general meeting of shareholders has not decided on the distribution of profits for the preceeding fiscal year, payment will become due on the first Banking Day in Frankfurt am Main succeeding the day on which the general meeting of shareholders took place.

(3) In the event that a balance sheet loss is caused by payment of the distributions under the Participation Certificates, the amount of distributions to be paid hereunder shall be reduced *pro rata* to all distribution claims under any other participation certificates which have been issued or will have been issued by the Issuer and are outstanding at the time of such payment *provided that* the terms and conditions of such participation certificates contain relevant provisions to such effect.

In the event of the reduction of the distributions, the difference shall be payable, subject to Paragraph 3 Sentence 1, in the subsequent fiscal years. The subsequent payments for the Participation Certificates and any previously issued Participation Certificates shall be made in the ratio of each of the given distribution claims to each other. This shall apply *mutatis mutandis* to participation certificates to be issued in the future to the extent that the conditions there provide for a corresponding subsequent payment. On subsequent payment in respect of a particular Participation Certificate shall satisfy, the distribution claims arising out of the Participation Certificates in the order in which they would have been originally payable. A claim for subsequent payment shall only exist with respect to fiscal years that end during the term of the Participation Certificates.

§ 3
NATURE OF PARTICIPATION CERTIFICATES

The Participation Certificates do not represent any shareholder rights, in particular any purchase right, any share in the dissolution proceeds of the Issuer and any attendance, participation or voting rights at the shareholders' meetings of Essen Hyp.

§ 4
ISSUE OF ADDITIONAL PARTICIPATION CERTIFICATES

(1) Essen Hyp reserves a right to issue further Participation Certificates at the same or other conditions from time to time.

(2) The Holders shall only be entitled to subscription rights in respect of further Participation Certificates if such is approved by the shareholders' meeting of Essen Hyp.

(3) The Holders shall not be entitled to request that their distribution claims rank senior or equal to any distribution claims of additional Participation Certificates.

§ 5
TERM, TERMINATION BY THE ISSUER

(1) The term of the Participation Certificates shall end on **[insert date].** Subject to the conditions set forth in § 6, the Participation Certificates shall be repaid at their nominal amount. The amount repayable shall be due on **[insert repayment date].** § 2 (3) shall apply *mutatis mutandis.* The amount repayable shall bear interest at **[insert rate of interest determined in § 2 insert other applicable rate of interest]** from the end of the term of the Participation Certificates until the day prior to **[insert repayment date].**

[(2)**]** Essen Hyp may terminate the Participation Certificates at not less than two years' notice to the end of a financial year, but not before **[insert Call Date],** by giving notice pursuant to § 11, should any statutory provision be issued, amended or applied in the Federal Republic of Germany in such a way that Essen Hyp would be obliged to pay additional amounts. Under these circumstances, notice may not be given, subject to the date specified in sentence 1, before the end of the financial year preceding the interest payment on which the Issuer would be bound to levy tax for the first time. Participation Certificates terminated to the end of a calendar year will be redeemed on **[insert Date of Termination]** of the following year, subject to the provisions of § 6.

[(3)**]** The Holders may not terminate their Participation Certificates.

§ 6
PARTICIPATION IN BALANCE SHEET LOSSES; REVIVAL OF CLAIMS FOR REPAYMENT

(1) The Holders shall participate in the annual losses (*Jahresfehlbetrag*) in full. Should a balance sheet loss be recorded in the balance sheet of Essen Hyp or is the shareholders equity of Essen Hyp reduced to compensate losses, the claim for repayment by the Holders shall be reduced. In the event of a balance sheet loss the repayment amount shall be reduced in such proportion to the total balance sheet loss which corresponds to the share of such claim in the Issuer's shareholders equity (**[**including participation capital,**]** but without taking into account any other subordinated liabilities). In the event of a reduction in

shareholders equity, the claim for repayment by the Holders shall be reduced in the same proportion as the shareholders equity is reduced. Loss carry-forwards from previous years shall be disregarded.

(2) If Essen Hyp records annual net income in the fiscal years following the participation of the Holders in the balance sheet loss, such annual net income is to be used, after allocation of any amounts required by law to replenish legal reserves, to increase the claims for repayment of the principal up to the nominal amount of the Participation Certificates prior to making other distributions of net income. The replenishment obligation shall only exist until the end of the term of the Participation Certificates.

Should net income be insufficient to replenish these or any other participation certificates issued previously, the capital of the Participation Certificates shall be replenished at a ratio of the aggregate nominal amount of these Participation Certificates to the aggregate nominal amount of any previously issued participation certificates. This shall apply *mutatis mutandis* to any participation certificates to be issued in the future to the extent that the conditions thereof provide for such a replenishment claim accordingly.

§ 7
SUBORDINATION

Any claims arising from the Participation Certificates shall be subordinated to all other non-subordinated claims of any other creditors of Essen Hyp. In the event of any insolvency proceedings over the assets or the liquidation of Essen Hyp, payments shall not be made to the Holders until all other non-subordinated creditors are satisfied but prior to making any payments to shareholders. The Participation Certificates do not grant any share in the proceeds of liquidation.

§ 8
NOTICE PURSUANT TO § 10(5) OF THE GERMAN BANKING ACT

The participation in losses (§ 6) may not be subsequently modified, the subordination of the Participation Certificates (§ 7) may not be subsequently limited and the term and notice period may not be subsequently shortened. Except in cases in which § 10(5) Sentence 6 of the German Banking Act applies, early repurchase or redemption shall be repaid to Essen Hyp irrespective of any agreement to the contrary except to the extent that the capital has not been replaced by other at least equivalent liable capital, or that the Federal Finacial Supervisory Authority has approved early repurchase or redemption.

§ 9
PAYING AGENT

[Essen Hyp is the Paying Agent. Essen Hyp is entitled to appoint other paying agents and to revoke the appointment of individual paying agents pursuant to § 11.]

§ 10
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION

(1) The conditions of the Participation Certificates as well as all rights and obligations arising thereunder shall be exclusively governed by the laws of the Federal Republic of Germany. Place of performance is Essen.

(2) Exclusive place of jurisdiction in respect of any and all disputes arising in connection with the legal relationships set forth in these conditions of the

Participation Certificates shall be Essen, Germany for merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*).

§ 11
NOTICES

(1) All notices relating to the Participation Certificates shall be published in the Federal Gazette (*Bundesanzeiger*) as well as in the newspaper authorised by the stock exchange on which the Participation Certificates are listed for trading.

(2) The conditions of legal effectiveness shall be satisfied by a publication made in the Federal Gazette (*Bundesanzeiger*).

§ 12
SEVERABILITY CLAUSE

Should any of the provisions in these Terms and Conditions of the Participation Certificates be or become legally ineffective in whole or in part, the validity of the remaining provisions shall remain unaffected. The ineffective provisions shall be replaced by effective provisions in accordance with the aim and purpose of these Terms and Conditions of the Participation Certificates which come as close as legally possible in its economic effects to those of the ineffective provisions.

§ 13
LANGUAGE

If the Conditions are to be in the German language with an English language translation insert:

[These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.]

If the Conditions are to be in the English language only insert:

[These Terms and Conditions are written in the English language only.]

If the Conditions are to be in the English language with a German language translation insert:

[These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only]

In case of Participation Certificates with English language Conditions only that are to be publicly offered, in whole or in part, in Germany or distributed, in whole or in part, to nonprofessional investors in Germany insert:

[Eine deutsche Übersetzung der Emissionsbedingungen wird bei der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, D-45127 Essen, zur kostenlosen Ausgabe bereitgehalten.]

D. TERMS AND CONDITIONS OF GLOBAL PFANDBRIEFE

§ 1
GENERAL PROVISIONS

(1) The issue of the **[insert rate of interest]** % **[in the case of Mortgage Pfandbriefe insert:** Global Mortgage Pfandbriefe**]** **[in the case of Public Pfandbriefe insert:** Global Public Pfandbriefe**]** of Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Federal Republic of Germany (the **"Issuer"**) in the aggregate principal amount of **[**€/USD**]** **[insert aggregate principal amount in words]** (**[**€/USD**]** **[insert aggregate principal amount]**) is divided into **[insert number of Pfandbriefe]** **[in the case of Mortgage Pfandbriefe insert:** Global Mortgage Pfandbriefe**]** **[in the case of Public Pfandbriefe insert:** Global Public Pfandbriefe**]**, in the principal amount of **[**€/USD**]** **[insert principal amount]** each, which rank *pari passu* among themselves (the "Pfandbriefe" or the "Issue", respectively).

(2) During the entire time of the Issue, the Pfandbriefe together with interest claims are represented by two permanent global certificates without interest coupons. One of the two permanent global certificates (the **"CBF Global Certificate"**) will be kept in custody by Clearstream Banking AG, Frankfurt am Main (**"CBF"**) or its successor in business until all obligations of the Issuer under the Pfandbriefe have been satisfied. The CBF Global Certificate has been issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of CBF, including such Pfandbriefe which are held through Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and Clearstream Banking, société anonyme, Luxembourg (**"CBL"**), each of which maintains an account with CBF. The other permanent global certificate (the **"DTC Global Certificate"**) will be kept in custody by **[**J. P. Morgan Trust Company, National Association**][**other custodian**]**, or any successor, as custodian for The Depository Trust Company, New York, (**"DTC"**) until all obligations of the Issuer under the Pfandbriefe have been satisfied. The DTC Global Certificate has been issued in registered form in the name of Cede & Co., as nominee of DTC, and represents the Pfandbriefe kept in custody for financial institutions that are participants in DTC (**"DTC Participants"**). The CBF Global Certificate and the DTC Global Certificate shall each be manually signed by two authorized representatives of the Issuer and the trustee officially appointed. Together, the Pfandbriefe represented by the DBC Global Certificate and the DTC Global Certificate, respectively, will equal the aggregate principal amount of the Pfandbriefe outstanding at any time. The amount of Pfandbriefe represented by each of the CBF Global Certificate and the DTC Global Certificate is evidenced by the register (the **"Register"**) maintained for that purpose by the Registrar. Definitive certificates representing individual Pfandbriefe and interest coupons shall not be issued. Copies of the CBF Global Certificate and the DTC Global Certificate are available free of charge at the German Paying Agent.

(3) Transfers of Pfandbriefe shall require appropriate entries in securities accounts:

(a) Transfers of Pfandbriefe between CBF accountholders on the one hand and DTC participants on the other hand shall be recorded in the Register and shall be effected by an increase or a reduction in the aggregate amount of Pfandbriefe represented by the DTC Global Certificate and a corresponding reduction or increase in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate. Pfandbriefe represented by the DTC Global Certificate may be transferred to a CBF accountholder only if the Registrar (as defined in § 8) receives a written certificate from the transferor in the form required to the effect that such transfer is being made in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

(b) Transfers of Pfandbriefe between CBF accountholders, DTC participants, Euroclear participants or CBL pariticipants shall be effected in accordance with procedures established for this purpose by CBF, DTC, Euroclear and CBL, respectively.

(c) Transfers of Pfandbriefe between Euroclear participants on the one hand and CBL participants on the other hand shall be effected in accordance with procedures established for these purposes by Euroclear and CBL, respectively.

(d) Transfers of Pfandbriefe between Euroclear or Clearstream participants on the one hand and CBF Accountholders on the other hand shall be effected via CBF in accordance with the procedures established for this purpose.

(4) One and the same Holder may exchange Pfandbriefe represented by the CBF Global Certificate for Pfandbriefe represented by the DTC Global Certificate. Such exchanges shall be recorded in the Register and shall be effected by an increase in the aggregate amount of Pfandbriefe represented by the DTC Global Certificate by the aggregate principal amount of Pfandbriefe so exchanged and a corresponding reduction in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate.

(5) Transfers of Pfandbriefe pursuant to subsection (3)(a) or exchanges of Pfandbriefe pursuant to subsection (4) may not be effected during the period commencing on the Record Date (as defined in § 4(2)) and ending on the related payment date (both dates inclusive).

§ 2
INTEREST

(1) The Pfandbriefe shall bear interest at the rate of **[insert rate of interest]** % per annum as from **[insert interest commencement date].** Interest shall be payable in arrear on **[insert fixed interest date or dates]** of each year. The first interest payment shall become due on **[insert first interest payment date]**([1]) **[if first interest payment date is not first anniversary of the issue date insert:** and will amount to **[insert initial broken amount]** per note in a principal amount of **[insert principal amount]**. The Pfandbriefe shall cease to bear interest upon the end of the day preceding the day on which they become due for repayment. **[If date on which the Pfandbriefe become due is not a fixed interest date insert:** Interest in respect of the period from **[insert fixed interest date preceding the date on which the Pfandbriefe become due]** (inclusive) to the day on which they become due for repayment (exclusive) will amount to **[insert final broken amount]** per note in a principal amount of **[insert principal amount].]**

(2) Should the Issuer for any reason whatsoever fail to provide when due the full amount for the redemption of the Pfandbriefe due for redemption, the Pfandbriefe shall continue to bear interest as provided in subsection (1) above until their actual redemption.

If the Specified Currency is Euro Insert:

[(3) Interest shall be calculated on the basis of the actual number of days in the calculation period divided by 365 (or, if any calculation portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the interest falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period not falling in a leap year divided by 365).**]**

([1]) If the first interest payment date is not 1 year (i. e., generally 365 days) or less from the issue date, then the Pfandbriefe will be deemed to be issued with original issue discount for U. S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant yield method by a U. S. holder of the Pfandbriefe, regardless of its method of accounting.

If the Specified Currency is USD insert:

[(3) Interest shall be calculated on the basis of the the number of days in the calculation period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the calculation period is the 31st day of a month but the first day of the calculation period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).]

§ 3
REPAYMENT

The Issuer undertakes to repay the Pfandbriefe at their principal amount on **[insert specified maturity date].** Neither the Issuer nor any holder of Pfandbriefe (**"Holder"**) may call the Pfandbriefe for redemption.

§ 4
PAYMENTS

(1) (a) Payments of principal of, and interest on, the Pfandbriefe shall be made on the relevant payment date to CBF **[if the Specified Currency is Euro insert:** *in Euro***]** **[if the Specified Currency is USD:** *in USD***]** *and to the* registered holder of the DTC Global Certificate **[if the Specified Currency is Euro insert:** in USD or Euro as set forth below**]** **[if the Specified Currency is USD:** in USD**]**. The amount of payments to CBF and to the registered holder of the DTC Global Certificate, respectively, shall correspond to the aggregate principal amount of Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, as established by the Registrar at the close of business on the relevant Record Date (as defined in subsection (2)). Payments of principal shall be made upon surrender of the CBF Global Certificate and the DTC Global Certificate, as the case may be, to the relevant Paying Agent.

If the Specified Currency is Euro insert:

(b) Any Holder holding Pfandbriefe through DTC (a **"DTC Pfandbrief Holder"**) shall receive payments of principal and interest in respect of the Pfandbriefe in USD, unless such DTC Pfandbrief Holder elects to receive payments in Euro in accordance with the procedures set out below. To the extent that DTC Pfandbrief Holders shall not have made such election in respect of any payment of principal or interest, the aggregate amount designated for all such DTC Pfandbrief Holders in respect of such payment (the **"Euro Conversion Amount"**) shall be credited to the New York Paying Agent's account with the German Paying Agent and converted by the New York Paying Agent into USD and paid by wire transfer of same day funds to the registered holder of the DTC Global Certificate for payment through DTC's settlement system to the relevant DTC participants. All costs of any such conversion and wire transfer shall be deducted from such payments. Any such conversion shall be based on the New York Paying Agent's bid quotation, at or prior to 11:00 a.m. New York time, on the second New York Business Day (as defined in subsection (3)) preceding the relevant payment date, for the purchase by the New York Paying Agent of USD with the Euro Conversion Amount for settlement on such payment date. If such bid quotation is not available, the New York Paying Agent shall obtain a bid quotation from a leading foreign exchange bank in New York City selected by the New York Paying Agent for such purpose. If no bid quotation from a leading foreign exchange bank is available, such Euro Conversion Amount shall remain in the account of the New York Paying Agent with the German Paying Agent accruing interest at the rate of interest quoted by the German Paying Agent for deposits with it on an overnight basis, until instructions are received by DTC from the relevant DTC Pfandbrief Holders for the onward payment of such funds, together with a pro rata share of accrued

overnight interest.

(c) Any DTC Pfandbrief Holder may elect to receive payment of principal and interest with respect to the Pfandbriefe in Euro by causing DTC through the relevant DTC participant to notify the New York Paying Agent by the time specified below of (i) such DTC Pfandbrief Holder's election to receive all or a portion of such payment in Euro and (ii) wire transfer instructions to a Euro account. Such election in respect of any payment shall be made by the DTC Pfandbrief Holder at the time and in the manner required by the DTC procedures applicable from time to time and shall, in accordance with such procedures, be irrevocable. DTC's notification of such election, wire transfer instructions and of the amount payable in Euro pursuant to this subsection (1)(c) must be received by the New York Paying Agent prior to 5:00 p.m. New York time on the fifth New York Business Day (as defined in subsection (3)) following the relevant Record Date (as defined in subsection (2)) in the case of interest and prior to 5:00 p.m. New York time on the eighth New York Business Day prior to the payment date for the payment of principal. Any payments under this subsection (1)(c) in Euro shall be made by wire transfer of same day funds to Euro accounts designated by DTC.

[(b)][(d)] All payments made by the Issuer to CBF and to, or to the order of, the registered holder of the DTC Global Certificate, respectively, shall discharge the liability of the Issuer under the Pfandbriefe to the extent of the sums so paid.

(2) The record date (the **"Record Date"**) for purposes of payments of principal and interest shall be, in respect of each such payment, the earlier of the following dates: (a) the date determined in accordance with the conventions observed by CBF from time to time for the entitlement of CBF accountholders to payments in respect of debt securities denominated in **[if the Specified Currency is Euro insert:** Euro**] [if the Specified Currency is USD insert:** USD**]** and represented by permanent global certificates, and (b) the tenth New York Business Day (as defined in subsection (3)) preceding the relevant due date.

(3) If any due date for payment of principal or interest in Euro in respect of any Pfandbriefe is not a Frankfurt Business Day, such payment will not be made until the next following Frankfurt Business Day, and no further interest shall be paid in respect of the delay in such payment.([2]) If any date for payment of principal and interest in USD is not a Frankfurt Business Day or not a New York Business Day, such payment shall not be made until the next day which is both a Frankfurt Business Day and a New York Business Day, and no further interest shall be paid in respect of the delay in such payment.([2]) A "Frankfurt Business Day" means a day (other than a Saturday or a Sunday) on which **[if the Specified Currency is Euro insert:** both**]** the CBF **[if the Specified Currency is Euro insert:** and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle**[s]** payments, and a "New York Business Day" means a day (other than a Saturday or a Sunday) on which banking institutions in New York City are not obligated and not authorized to close.

(4) For the purposes of these Terms and Conditions "payment date" means the day on which the payment is actually to be made, where applicable as adjusted in accordance with subsection (3), and "due date" means the payment date provided for herein, without taking account of any such adjustment.

([2]) If any interest payment date on the Pfandbriefe is postponed such that it will not fall 1 year (i. e., generally 365 days) or less from prior interest payment date, then the Pfandbriefe will be deemed to be issued with original issue discount for U. S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant-yield method by a U. S. holder of the Pfandbriefe, regardless of its method of accounting.

§ 5
TAXES

All payments of principal and interest in respect of the Pfandbriefe shall be made by the Issuer without deduction or withholding for or on account of any present or future taxes or other duties of whatever nature levied by or on behalf of the Federal Republic of Germany or any taxing authority therein, unless the Issuer shall be obligated by law to make such deduction or withholding.

§ 6
STATUS

The obligations under the Pfandbriefe constitute direct and unconditional obligations of the Issuer. The Pfandbriefe are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under **[in the case of Mortgage Pfandbriefe insert:** Mortgage Pfandbriefe**]** **[in the case of Public Pfandbriefe insert:** Public Pfandbriefe**].**

§ 7
FURTHER ISSUES

The Issuer reserves the right, from time to time without the consent of the Holders, to issue additional Pfandbriefe, on terms identical in all respects to those set forth herein, so that such additional Pfandbriefe shall be consolidated with, form a single issue with and increase the aggregate principal amount of, the Pfandbriefe.([3]) The term "Pfandbriefe" shall, in the event of such increase, also include such additionally issued Pfandbriefe.

§ 8
REGISTRAR AND PAYING AGENTS

(1) The initial Registrar (the **"Registrar"**), German paying agent (the **"German Paying Agent"**) and New York paying agent (the **"New York Paying Agent"**, and together with the German Paying Agent, the **"Paying Agents"**) and their *respective initial specified offices are:*

Registrar:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
German Paying Agent:	**[**Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen Germany**]**
New York Paying Agent:	**[insert address of New York Paying Agent]**

The Registrar and the Paying Agents reserve the right at any time to change their respective specified offices to some other specified offices.

([3]) If the Issuer were to issue additional Pfandbriefe with more than a de minimis amount of original issue discount for U. S. federal income tax purposes, then purchasers of Pfandbriefe after the date of any further issue may not be able to differentiate between Pfandbriefe sold as part of the further issue and previously issued Pfandbriefe. Accordingly, purchasers of Pfandbriefe after such further issue may be required to accrue original issue discount (or greater amounts of original issue discount than they would otherwise have accrued) with respect to their Pfandbriefe. This may affect the price of outstanding Pfandbriefe following a further issue.

(2) The Issuer *reserves the right at any time to vary or terminate* the appointment of the Registrar or any of the Paying Agents and to appoint another Registrar or other Paying Agents. The Issuer shall for as long as any Pfandbriefe shall be outstanding maintain a (i) Registrar, (ii) German Paying Agent and (iii) New York Paying Agent to perform the functions assigned to any of them in these Conditions. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 not more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 9.

(3) The Registrar or the Paying Agents shall act solely as agent for the Issuer and shall not have any agency or trustee relationship with the Holders.

§ 9
NOTICES

(1) All notices regarding the Pfandbriefe shall be published in the following journals: *(a) a mandatory newspaper designated by the* Düsseldorf Stock Exchange; (b) a leading daily newspaper printed in the English language and of general circulation in New York City **[;][and]** (c) a leading daily newspaper printed in the English language and of general circulation in London **[if Notes are also listed on the Luxembourg Stock Exchange:** and (d) a leading daily newspaper of general circulation in Luxembourg**]**. It is expected that notices under (b) **[,][and]** (c) **[if Notes are also listed on the Luxembourg Stock Exchange:** (d)] above will normally be published in The Wall Street Journal **[,][and]** the Financial Times **[if Notes are also listed on the Luxembourg Stock Exchange:** and d'Wort**]**, respectively. Any notice will become effective for all purposes on the date of its publication in a mandatory newspaper designated by the Düsseldorf Stock Exchange.

(2) Any publication provided for under subsection (1) may, provided that, as long as the Pfandbriefe are listed on the Düsseldorf **[if Notes are also listed on the Luxembourg Stock Exchange:** and Luxembourg**]** Stock Exchange, the rules of the Düsseldorf **[if Notes are also listed on the Luxembourg Stock Exchange:** and Luxembourg**]** Stock Exchange so permit, be substituted with the delivery of the relevant notice to the applicable clearing system for communication by it to the Holders. Any such notice shall be deemed to have been given to all Holders on the seventh day after the day on which the said notice was given the respective clearing systems.

§ 10
GOVERNING LAW, JURISDICTION, ENFORCEMENT

(1) The Pfandbriefe shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany. Transfers and pledges of Pfandbriefe held through DTC and executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York (including the conflicts of law rules of the State of New York).

(2) Any action or other legal proceedings ("Proceedings") arising out of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Essen (non-exclusive jurisdiction). The Issuer hereby submits to the jurisdiction of such court.

(3) Any Holder may in any Proceedings against the Issuer or to which such Holder and the Issuer are parties protect and enforce in its own name its rights arising under its Pfandbriefe on the basis of (a) a certificate issued by its Custodian (i) stating the full name and address of the Holder, (ii) specifying an aggregate principal amount of Pfandbriefe credited on the date of such statement to such Holder's securities account maintained with such Custodian and (iii) *confirming that the Custodian has given a written notice to CBF or* DTC, as the case may be, and the registrar for the Pfandbriefe containing the

information pursuant to (i) and (ii) and bearing acknowledgments of CBF or DTC and the relevant CBF accountholder or DTC participant and (b) a copy of the CBF Global Certificate or the DTC Global Certificate certified as being a true copy by a duly authorised officer of CBF or DTC, as the case may be, or the registrar for the Pfandbriefe. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Holder maintains a securities account in respect of any Pfandbriefe and includes CBF, DTC or CBL and Euroclear.

§ 11
LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

PART II – SUPPLEMENT TO THE BASIC TERMS

DEFINITIVE NOTES

If the applicable Final Terms provide for the issue of definitive Notes the Terms and Conditions of Notes (other than Pfandbriefe and Participation Certificates) set out in PART I (A) shall be supplemented, to the extent specified below, subject to all of the terms of the applicable Final Terms.

[§ 1(3)(a) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Temporary Global Note – Exchange*) **to be replaced by:**

(a) The Notes are initially represented by a temporary global note (the "Temporary Global Note") without coupons. The Temporary Global Note will be exchangeable for **[if the Temporary Global Note is exchangeable for Definitive Notes only insert:** individual Notes in the Specified Denominations in definitive form ("Definitive Notes") **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** with attached **[**interest coupons ("Coupons")**]** **[**and talons ("Talons") for further Coupons**]** **[**and**]** **[**payment receipts ("Receipts") in respect of the instalments of principal payable**]]]** **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** with attached **[**interest coupons ("Coupons")**]** **[**and talons ("Talons") for further Coupons**]** **[**and**]** **[**payment receipts ("Receipts") in respect of the instalments of principal payable**]** **[if the Notes are issued with Coupons insert:** with attached global interest coupons ("Global Interest Coupons")**]]]**. The Temporary Global Note **[if the Notes are issued with Coupons insert:** and any Global Interest Coupon**]]** shall be signed manually by two authorised signatories of the Issuer**]** and the Temporary Global Note shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** and **[**Coupons**]** **[**and**]** **[,]** **[**Talons**]** **[**and Receipts**]** shall be signed in facsimile by two authorised signatories of the Issuer**]** and the Definitive Notes shall be authenticated by or on behalf of the Fiscal Agent.**]**

(I) In the case of Notes other than TEFRA D Notes, replace

[§ 1(3)(b) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Temporary Global Note – Exchange*) **by:**

(b) The Temporary Global Note shall be exchanged for Notes in the form provided in Clause (a) above on a date (the "Exchange Date") not later than 180 days after the date of issue of the Temporary Global Note.**]**

(II) In the case of TEFRA D Notes, replace

[§ 1(3)(b) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Temporary Global Note – Exchange*) **by:**

(b) The Temporary Global Note shall be exchangeable for Notes in the form provided in Clause (a) above from the 40th day after the date of issue of the Temporary Global Note. Such exchange shall only be made upon delivery of certifications to the effect that the beneficial owner or owners of the Notes represented by the Temporary Global Note is not a U. S. person (other than certain financial institutions or certain persons holding Notes through such financial institutions). Such certifications will comply with applicable United States Treasury regulations. Payment of interest on Notes represented by a Temporary Global Note will be made only after delivery of such certifications. A separate certification shall be required in respect of each such payment of interest. Any such certification received on or after the 40th day after the date of issue of the Temporary Global Note will be treated as a request to exchange pursuant to subparagraph (b) of this § 1(3). Any securities delivered in exchange for the Temporary Global Note shall be delivered only outside of the United States (as defined in § 4(3)).**]**

[§ 1(4) and (5) (CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS – *Clearing System / Holder of Notes*) **to be replaced by:**

(4) *Clearing System.* "Clearing System" as used herein means **[if more than one Clearing System insert:** each of**]** the following: **[**Clearstream Banking AG**]** **[**Clearstream Banking, société anonyme**]** **[**Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear")**][,]** **[**and**]** **[specify other Clearing System].**

(5) *Holder of Notes.* "Holder" as used herein means, in respect of Notes deposited with any Clearing System or other central securities depositary, any Holder of a proportionate co-ownership or other beneficial interest or right in the Notes so deposited and otherwise in the case of Definitive Notes the bearer of a Definitive Note.

(6) *References to Notes.* References herein to the "Notes" include (unless the context otherwise requires) references to any global note representing the Notes and any Definitive Notes **[if the Notes are issued with Coupons, Talons and/or Receipts insert:** and the **[**Coupons**][,]** **[**and**]** **[**Global Interest Coupons**][,]** **[**and**]** **[**Talons**]** **[**and Receipts**]** appertaining thereto**].]**

In the case of Floating Rate Notes replace

[§ 3(1) (INTEREST – *Interest Payment Dates*) **subparagraph (d) by:**

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) commercial banks and foreign exchange markets settle payments in the relevant place of presentation, and (ii) the Clearing System and (iii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]]** **[if the Specified Currency is euro insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.**]**

In the case of Fixed Rate Notes replace

[§ 3(2) (INTEREST – *Accrual of Interest*) **by:**

(2) *Accrual of Interest.* The Notes shall cease to bear interest from the due date for their redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes, but not beyond the fourteenth day after notice has been given by the Fiscal Agent in accordance with § **[**12**]** that the funds required for redemption have been provided to the Fiscal Agent. The applicable Rate of Interest will be the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.**]**

In the case of Floating Rate *Notes replace*

[§ 3[(7)] (INTEREST – *Accrual of Interest*) **by:**

[(7)**]** *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes, but not beyond the fourteenth day after notice has been given by the Fiscal Agent in accordance with § **[**12**]** that the funds required for redemption have been provided to the Fiscal Agent. The applicable Rate of Interest will be the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.**]**

In the case of Zero Coupon Notes replace

[§ 3(2) (INTEREST – *Accrual of Interest*) **by:**

(2) *Accrual of Interest.* If the Issuer shall fail to redeem the Notes when due, interest shall accrue on the outstanding principal amount of the Notes as from the due date to the date of actual redemption at the default rate of interest established by law unless the rate of interest of the Notes is higher than the

default rate of interest established by law, but not beyond the fourteenth day after notice has been given by the Fiscal Agent in accordance with § [12] that the funds required for redemption have been provided to the Fiscal Agent]

[§ 4(1)[(a)] (PAYMENTS – *Payment of Principal*) **to be replaced by:**

(1) **[**(a)**]** *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, against presentation and (except in the case of partial payment) surrender of the relevant Note at the specified office of the Fiscal Agent outside the United States or at the specified office of any other Paying Agent outside the United States.]

[In the case of Instalment Notes insert: Payment of Instalment Amounts in respect of an Instalment Note with Receipts will be made against presentation of the Note together with the relevant Receipt and surrender of such Receipt and, in the case of the final Instalment Amount, surrender of the Note at the specified office of any Paying Agent outside the United States. Receipts are not documents of title and, if separated from the Note to which they relate, shall not represent any obligation of the Issuer. Accordingly, the presentation of an Instalment Note without the relevant Receipt or the presentation of a Receipt without the Note to which it pertains shall not entitle the Holder to any payment in respect of the relevant Instalment Amount.]

In the case of Notes other than Zero Coupon Notes replace

[§ 4(1)(b) (PAYMENTS – *Payment of Interest*) **by:**

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2) below, against presentation and surrender of the relevant Coupons or, in the case of Notes in respect of which Coupons have not been issued or in the case of interest due otherwise than on a scheduled date for the payment of interest, against presentation of the relevant Notes, at the specified office of the Fiscal Agent outside the United States or at the specified office of any other Paying Agent outside the United States. Payments of interest will be made only outside the United States, except if such payments are to be made in U. S. dollars and the full amount of such payments at or through all offices of the Paying Agents located outside the United States is illegal or effectively precluded because of the imposition of exchange controls or other similar restrictions.

[In the case of TEFRA D Notes insert: Payment of interest on Notes represented by a Temporary Global Note shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System, upon due certification as provided in § 1 (3)(b).**]]**

In the case of Notes with Coupons. Talons and/or Receipts insert

[as § 4(1)(c) (PAYMENTS – *Surrender of [Coupons][,] [and][Talons][and Receipts]):*

(c) *Surrender of [Coupons][,] [and] [Talons] [and Receipts]. Each Note initially delivered with [Coupons] [or] [Talons] [or Receipts] attached thereto must be presented and, except in the case of partial payment of the redemption amount, surrendered for final redemption together with all unmatured [Coupons][,] [and] [Talons] [and Receipts] relating thereto, failing which*

[In the case of Fixed Rate Notes insert: the amount of any missing unmatured Coupons (or, in the case of a payment not being made in full, that portion of the amount of such missing Coupon which the redemption amount paid bears to the total redemption amount due) shall be deducted from the amount otherwise payable on such final redemption**[,]** [and] **[.]]**

[In the case of Floating Rate Notes insert: all unmatured Coupons relating to such Notes (whether or not surrendered therewith) shall become void and no payment shall be made thereafter in respect of them**[,]** **[**and**]** **[.]]**

[In the case of Notes initially delivered with Talons insert: all unmatured Talons (whether or not surrendered therewith) shall become void and no exchange for Coupons shall be made thereafter in respect of them**[,] [and] [.]]**

[In the case of Notes initially delivered with Receipts insert: all Receipts relating to such Notes in respect of payment of an Instalment Amount which (but for such redemption) would have fallen due on a date after such due date for redemption (whether or not surrendered therewith) shall become void and no payment shall be made thereafter in respect to them.**]**

[In the case of Fixed Rate Notes initially delivered with Coupons insert: If the Notes should be issued with a maturity date and an interest rate or rates such that, on the presentation for payment of any such Note without any unmatured Coupons attached thereto or surrendered therewith, the amount required to be deducted in accordance with the foregoing would be greater than the redemption amount otherwise due for payment, then upon the due date for redemption of any such Notes, such unmatured Coupons (whether or not attached) shall become void (and no payment shall be made in respect thereof) as shall be required so that the amount required to be deducted in accordance with the foregoing would not be greater than the redemption amount otherwise due for payment. Where the application of the preceding sentence requires some but not all of the unmatured Coupons relating to a Note to become void, the relevant Paying Agent shall determine which unmatured Coupons are to become void, and shall select for such purpose Coupons maturing on later dates in preference to Coupons maturing on earlier dates.**]**

[In the case of Notes initially delivered with Talons insert: On or after the Interest Payment Date on which the final Coupon in any Coupon sheet matures, the Talon comprised in the Coupon sheet may be surrendered at the specified office of any Paying Agent, in exchange for a further Coupon sheet (including any appropriate further Talon). Each Talon shall, for the purpose of these Terms and Conditions, be deemed to mature on the Interest Payment Date on which the final Coupon in the relative Coupon sheet matures**]]**

[§ 4(2) (PAYMENTS – *Manner of Payment*) **to be replaced by:**

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in **[insert Specified Currency]**

In the case of payments in a currency other than euro or U. S. dollars insert:

[by check payable in such currency drawn on a bank in the principal financial centre of the country of the Specified Currency or, at the option of the payee, by transfer to an account denominated in such currency maintained by the payee with a bank in such financial centre.]

In the case of payments in euro insert:

[in cash or by euro check drawn on, or, at the option of the payee, by transfer to an euro account maintained by the payee with, a bank in a principal financial centre of a country which has become a participating member state in European Economic and Monetary Union.]

In the case of payments in U. S. dollars insert:

[by U. S. dollar check drawn on a bank in New York City or, at the option of the payee, by transfer to a U. S. dollar account maintained by the payee at a bank outside the United States.]]

[§ 4(3) (PAYMENTS – *United States*) **to be replaced by:**

(3) *United States.* For purposes of **[in the case of TEFRA D Notes insert:** § 1 (3) and**]** subparagraph (1) **[in the case of payments in U. S. dollars insert:** and (2)**]** of this § 4, "United States" means the United States of America

(including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).]

[§ 4(4) (PAYMENTS – *Discharge*) **to be replaced by:**

(4) D*ischarge.* In the case of any Notes held through any Clearing System, the Issuer shall be discharged by payment to, or to the order of, the Clearing System.**]**

[§ 4(5) (PAYMENTS – *Payment Business Day*) **to be replaced by:**

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) commercial banks and foreign exchange markets settle payments in the relevant place of presentation, and (ii) the Clearing System and (iii) **[if the Specified Currency is not euro insert:** commercial banks and foreign exchange markets in **[insert all relevant financial centres]] [if the Specified Currency is euro and in the case of Floating Rate Notes insert:** TARGET**] [if the specified currency is euro and in the case of Notes other than Floating Rate Notes insert:** the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)**]** settle payments.**]**

[§ 5[(3)](b)(ii) (REDEMPTION – *Early Redemption at the Option of the Issuer*) **to be replaced by:**

(ii) whether such Series is to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes and the serial numbers of the Notes which are to be redeemed;**]**

[§ 5[(3)](c) (REDEMPTION – *Early Redemption at the Option of the Issuer*) **to be replaced by:**

(c) In the case of a partial redemption of Notes, Notes to be redeemed shall be drawn by lot or identified in such other manner as the Fiscal Agent may in its sole discretion deem appropriate and fair.**]**

[§ 5[(4)](b) (REDEMPTION – *Early Redemption at the Option of a Holder*) **to be replaced by:**

(b) In order to exercise such option, the Holder must, not less than **[insert Minimum Notice to Issuer]** days and not more than **[insert Maximum Notice to Issuer]** days before the Put Redemption Date on which such redemption is required to be made as specified in the Put Notice (as defined below), submit during normal business hours at the specified office of the Fiscal Agent or any other Paying Agent a duly completed early redemption notice ("Put Notice") in the form available from the specified office of the Fiscal Agent or any of the other Paying Agents and deposit the relevant Note at such office with the Put Notice. No option so exercised or Note so deposited may be revoked or withdrawn.**]**

Except in the case of Pfandbriefe insert after

[§ 7 (TAXATION) **subclause (d):**

(e) are deducted or withheld by a Paying Agent from a payment if the payment could have been made by another Paying Agent without such deduction or withholding, or

(f) would not be payable if the Notes had been kept in safe custody with, and the payments had been collected by, a banking institution.**]**

[§ 8 (PRESENTATION PERIOD) **to be replaced by:**

§ 8
PRESENTATION PERIOD, REPLACEMENT OF NOTES
[IF THE NOTES ARE ISSUED WITH COUPONS INSERT: AND COUPONS]

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes. **[If the Notes are issued with Coupons insert:** The presentation period for the Coupons shall, in accordance with § 801 paragraph 2 BGB (*German Civil Code*), be four years, beginning with the end of the calendar year in which the relevant Coupon falls due.**]** Should any Note **[if the Notes are issued with Coupons insert:** or Coupon**]** be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Fiscal Agent, subject to relevant stock exchange requirements and all applicable laws, upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes **[if the Notes are issued with Coupons insert:** or Coupons**]** must be surrendered before replacements will be issued.]

If the Notes are issued with Coupons

[replace § [11](3) (FURTHER ISSUES, PURCHASES AND CANCELLATION – *Cancellation*) **by:**

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith together with all unmatured Coupons surrendered therewith or attached thereto and may not be reissued or resold.]

[§ [12] (2) (NOTICES – *Notification to Clearing System*) **to be deleted]**

[§ [13](4) (APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT – *Enforcement*) **to be replaced by:**

(4) *Enforcement.* The Holder of any Notes held through a Clearing System may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global or definitive form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the Temporary Global Note or Definitive Note. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.]

TERMS AND CONDITIONS OF THE NOTES

– GERMAN LANGUAGE VERSION –

Die Emissionsbedingungen (die "Emissionsbedingungen") sind nachfolgend in zwei Teilen aufgeführt:

TEIL I enthält die Grundbedingungen (die "Grundbedingungen"), die die Emissionsbedingungen umfassen, die Anwendung finden auf (a) Serien von Schuldverschreibungen, die durch auf den Inhaber lautende Globalurkunden verbrieft sind (ausgenommen Pfandbriefe) (TEIL I (A)), (b) Serien von Pfandbriefen, die durch auf den Inhaber lautende Globalurkunden verbrieft sind (TEIL I (B)) und (c) Genussscheine, die durch Globalurkunden verbrieft sind (TEIL I (C)).

TEIL II enthält einen Zusatz (der "Zusatz") zu den Grundbedingungen: diejenigen Bestimmungen, die Anwendung finden im Fall von Schuldverschreibungen, die durch auf den Inhaber lautende Einzelurkunden verbrieft sind und die die in TEIL I (A) enthaltenen Grundbedingungen ergänzen.

Die Grundbedingungen und die dazugehörigen Zusätze bilden zusammen die Emissionsbedingungen.

Diese Serie von [Schuldverschreibungen] [Pfandbriefen] [Genussscheinen] wird gemäß einem Amended and Restated Fiscal Agency Agreement vom 31. Oktober 2005 (das "Agency Agreement") zwischen Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") und BNP Paribas Securities Services, Luxembourg Branch als Emissionsstelle (die "Emissionsstelle", wobei dieser Begriff jeden Nachfolger der Emissionsstelle gemäß dem Agency Agreement einschließt) und den anderen darin genannten Parteien begeben. Ablichtungen des Agency Agreement können kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle sowie bei der Hauptgeschäftsstelle der Emittentin bezogen werden.

Im Fall von nicht-konsolidierten Bedingungen, wenn die Emissionsbedingungen und die Endgültigen Bedingungen beigefügt werden sollen, einfügen:

[Die Bestimmungen dieser Emissionsbedingungen gelten für diese [Schuldverschreibungen] [Pfandbriefe] [Genussscheine] so, wie sie durch die Angaben de beigefügten endgültigen Bedingungen (die "Endgültigen Bedingungen") vervollständigt, geändert, ergänzt oder ganz oder teilweise ersetzt werden. Die Leerstellen in den auf die [Schuldverschreibungen] [Pfandbriefe] [Genussscheine] anwendbaren Bestimmungen dieser Emissionsbedingungen gelten als durch die in den Endgültigen Bedingungen enthaltenen Angaben ausgefüllt, als ob die Leerstellen in den betreffenden Bestimmungen durch diese Angaben ausgefüllt wären; sofern die Endgültigen Bedingungen die Änderung, Ergänzung oder (vollständige oder teilweise) Ersetzung von Bestimmungen dieser Emissionsbedingungen vorsieht, gelten die betreffenden Bestimmungen dieser Emissionsbedingungen als entsprechend geändert, ergänzt oder ersetzt; alternative oder wählbare Bestimmungen dieser Emissionsbedingungen, deren Entsprechungen in den Endgültigen Bedingungen nicht ausdrücklich ausgefüllt oder die gestrichen sind, gelten als aus diesen Emissionsbedingungen gestrichen; sämtliche auf die [Schuldverschreibungen] [Pfandbriefe] [Genussscheine] nicht anwendbaren Bestimmungen dieser Emissionsbedingungen (einschließlich der Anweisungen, Anmerkungen und der Texte in eckigen Klammern) gelten als aus diesen Emissionsbedingungen gestrichen, so dass die Bestimmungen der Endgültigen Bedingungen Geltung erhalten.

Kopien der Endgültigen Bedingungen sind kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle erhältlich; bei nicht an einer Börse notierten [Schuldverschreibungen] [Pfandbriefe] [Genussscheine] sind Kopien

der anwendbaren Endgültigen Bedingungen allerdings ausschließlich für die Gläubiger solcher Schuldverschreibungen erhältlich.]

TEIL I – GRUNDBEDINGUNGEN

A. EMISSIONSBEDINGUNGEN FÜR SCHULDVERSCHREIBUNGEN (AUSGENOMMEN PFANDBRIEFE UND GENUSSSCHEINE)

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie **[•]** von Schuldverschreibungen (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in **[festgelegte Währung einfügen]** (die "festgelegte Währung") im Gesamtnennbetrag von **[Gesamtnennbetrag einfügen]** (in Worten: **[Gesamtnennbetrag in Worten einfügen]**) in Stückelungen von **[festgelegte Stückelungen einfügen]** (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft (jede eine "Globalurkunde").

Im Fall von Schuldverschreibungen, die ausschließlich durch eine Dauerglobalurkunde verbrieft sind, einfügen:

[(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.**]**

Im Fall von Schuldverschreibungen, die anfänglich durch eine vorläufige Globalurkunde verbrieft sind, einfügen:

[(3) *Vorläufige Globalurkunde – Austausch.*

(a) Die Schuldverschreibungen sind anfänglich durch eine vorläufige Globalurkunde (die "vorläufige Globalurkunde") ohne Zinsscheine verbrieft. Die vorläufige Globalurkunde wird gegen Schuldverschreibungen in den festgelegten Stückelungen ausgetauscht, die durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft sind. Die vorläufige Globalurkunde und die Dauerglobalurkunde tragen jeweils die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und sind jeweils von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(b) Die vorläufige Globalurkunde wird an einem Tag (der "Austauschtag") gegen die Dauerglobalurkunde ausgetauscht, der nicht weniger als 40 Tage nach dem Tag der Ausgabe der vorläufigen Globalurkunde liegen soll. Ein solcher Austausch soll nur nach Vorlage von Bescheinigungen erfolgen, wonach der oder die wirtschaftlichen Eigentümer der durch die vorläufige Globalurkunde verbrieften Schuldverschreibungen keine U. S.–Personen sind (ausgenommen bestimmte Finanzinstitute oder bestimmte Personen, die Schuldverschreibungen über solche Finanzinstitute halten). Zinszahlungen auf durch eine vorläufige Globalurkunde verbriefte Schuldverschreibungen erfolgen erst nach Vorlage solcher Bescheinigungen. Eine gesonderte Bescheinigung ist hinsichtlich einer jeden solchen Zinszahlung erforderlich. Jede Bescheinigung, die am oder nach dem 40. Tag nach dem Tag der Ausgabe der vorläufigen Globalurkunde eingeht, wird als ein Ersuchen behandelt werden, diese vorläufige Globalurkunde gemäß Absatz (b) dieses § 1 (3) auszutauschen. Wertpapiere, die im Austausch für die vorläufige Globalurkunde geliefert werden, sind nur außerhalb der Vereinigten Staaten (wie in § 4(3) definiert) zu liefern.**]**

(4) *Clearing System.* Jede Schuldverschreibungen verbriefende Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet **[bei mehr als einem Clearing System einfügen:** jeweils**]** folgendes: **[**Clearstream Banking AG ("CBF")**]** **[**Clearstream Banking, société anonyme ("CBL")**]** **[**Euroclear Bank S. A./N. V. als Betreiberin des Euroclear Systems ("Euroclear")**]** **[**CBL und Euroclear jeweils ein "ICSD" und zusammen die "ICSDs"**]** **[,]** **[**und**]** **[anderes Clearing System angeben].**

Im Fall von Schuldverschreibungen, die im Namen der ICSDs verwahrt werden, einfügen:

[Falls die Globalurkunde eine NGN ist, einfügen: Die Schuldverschreibungen werden in Form einer new global note ("NGN") ausgegeben und von einem common safekeeper im Namen beider ICSDs verwahrt.**]**

[Falls die Globalurkunde eine CGN ist, einfügen: Die Schuldverschreibungen werden in Form einer classical global note ("CGN") ausgegeben und von einer gemeinsamen Verwahrstelle im Namen beider ICSDs verwahrt.**]**

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

Falls die Globalurkunde eine NGN ist, einfügen:

[(6) *Register der ICSDs.* Der Nennbetrag der durch die Globalurkunde verbrieften Schuldverschreibungen entspricht dem jeweils in den Registern beider ICSDs eingetragenen Gesamtbetrag. Die Register der ICSDs (unter denen man die Register versteht, die jeder ICSD für seine Kunden über den Betrag ihres Anteils an den Schuldverschreibungen führt) sind schlüssiger Nachweis über den Nennbetrag der durch die Globalurkunde verbrieften Schuldverschreibungen, und ein zu diesen Zwecken von einem ICSD jeweils augestellte Bestätigung mit dem Nennbetrag der so verbrieften Schuldverschreibungen ist ein schlüssiger Nachweis über den Inhalt des Registers des jeweiligen ICSD zu diesem Zeitpunkt.

Bei Rückzahlung oder Zahlung einer Rate oder einer Zinszahlung bezüglich der durch die Globalurkunde verbrieften Schuldverschreibungen bzw. bei Kauf und Entwertung der durch die Globalurkunde verbrieften Schuldverschreibungen stellt die Emittentin sicher, dass die Einzelheiten über Rückzahlung und Zahlung bzw. Kauf und Löschung bezüglich der Globalurkunde *pro rata* in die Unterlagen der ICSDs eingetragen werden, und dass, nach dieser Eintragung, vom Nennbetrag der in die Register der ICSDs aufgenommenen und durch die Globalurkunde verbrieften Schuldverschreibungen der Gesamtnennbetrag der zurückgekauften bzw. gekauften und entwerteten Schuldverschreibungen bzw. der Gesamtbetrag der so gezahlten Raten abgezogen wird.**]**

[Falls die vorläufige Globalurkunde eine NGN ist, einfügen: Bei Austausch eines Anteils von ausschließlich durch eine vorläufige Globalurkunde verbriefter Schuldverschreibungen wird die Emittentin sicherstellen, dass die Einzelheiten dieses Austauschs *pro rata* in die Aufzeichnungen der ICSDs aufgenommen werden.**]**

§ 2
STATUS

Im Fall von nicht nachrangigen Schuldverschreibungen einfügen:

[Die Schuldverschreibungen begründen nicht besicherte und nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.**]**

Im Fall von nachrangigen Schuldverschreibungen einfügen:

[Die Schuldverschreibungen begründen nicht besicherte, nachrangige Verbindlichkeiten der Emittentin, die untereinander und mit allen anderen nicht besicherten nachrangigen Verbindlichkeiten der Emittentin gleichrangig sind.

Im Fall der Auflösung, der Liquidation oder des Insolvenzverfahrens über das Vermögen der Emittentin, oder eines Vergleichs oder eines anderen der Abwendung des Insolvenzverfahrens über das Vermögen dienenden Verfahrens gegen die Emittentin, gehen die Verbindlichkeiten aus den Schuldverschreibungen den Ansprüchen dritter Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten im Range nach, so dass Zahlungen auf die Schuldverschreibungen solange nicht erfolgen, wie die Ansprüche dieser dritten Gläubiger der Emittentin aus nicht nachrangigen Verbindlichkeiten nicht vollständig befriedigt sind. Kein Gläubiger ist berechtigt, mit Ansprüchen aus den Schuldverschreibungen gegen Ansprüche der Emittentin aufzurechnen. Den Gläubigern wird für ihre Rechte aus den Schuldverschreibungen weder durch die Emittentin noch durch Dritte irgendeine Sicherheit gestellt; eine solche Sicherheit wird auch zu keinem späteren Zeitpunkt gestellt werden. Nachträglich können der Nachrang gemäß diesem § 2 nicht beschränkt sowie die Laufzeit der Schuldverschreibungen und jede anwendbare Kündigungsfrist nicht verkürzt werden. Werden die Schuldverschreibungen vor dem Fälligkeitstag unter anderen als den in diesem § 2 beschriebenen Umständen oder infolge einer vorzeitigen Kündigung nach Maßgabe von § 5(2) zurückgezahlt oder von der Emittentin (außer in den Fällen des § 10 Absatz 5a Satz 6 Kreditwesengesetz) zurückerworben, so ist der zurückgezahlte oder gezahlte Betrag der Emittentin ohne Rücksicht auf entgegenstehende Vereinbarungen zurückzugewähren, sofern nicht der gezahlte Betrag durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals im Sinne des Kreditwesengesetzes ersetzt worden ist oder die Bundesanstalt für Finanzdienstleistungsaufsicht der vorzeitigen Rückzahlung oder dem Rückkauf zugestimmt hat.]

§ 3
ZINSEN

(A) Im Fall von festverzinslichen Schuldverschreibungen einfügen:

[(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom **[Verzinsungsbeginn einfügen]** (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich **[Zinssatz einfügen]** %. Die Zinsen sind *nachträglich am* ***[feste(r) Zinszahlungstag(e) einfügen]*** *eines jeden Jahres* zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am **[ersten Zinszahlungstag einfügen] [sofern der erste Zinszahlungstag nicht der erste Jahrestag des Verzinsungsbeginns ist, einfügen:** und beläuft sich auf **[anfänglichen Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** [und **[weitere anfängliche Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen]].] [Sofern der Fälligkeitstag kein Festzinstermin ist, einfügen:** Die Zinsen für den Zeitraum vom **[den letzten dem Fälligkeitstag vorausgehenden Festzinstermin einfügen]** (einschließlich) bis zum Fälligkeitstag (ausschließlich) belaufen sich auf **[abschließenden Bruchteilszinsbetrag pro erste festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[erste festgelegte Stückelung einfügen]** [und **[weitere abschließende Bruchteilszinsbeträge für jede weitere festgelegte Stückelung einfügen]** je Schuldverschreibung im Nennbetrag von **[weitere festgelegte Stückelungen einfügen]].]**

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem

höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).**]**

(B) Im Fall von variabel verzinslichen Schuldverschreibungen einfügen:

[(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem **[Verzinsungsbeginn einfügen]** (der "Verzinsungsbeginn") (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis *zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die* Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) "Zinszahlungstag" bedeutet

[(i) im Fall von festgelegten Zinszahlungstagen einfügen: jeder **[festgelegte Zinszahlungstage einfügen].]**

[(ii) im Fall von festgelegten Zinsperioden einfügen: (soweit diese Emissionsbedingungen keine abweichenden Bestimmungen vorsehen) jeweils der Tag, der **[Zahl einfügen]** [Wochen] [Monate] **[andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden Zinszahlungstag, oder im Fall des ersten Zinszahlungstages, nach dem Verzinsungsbeginn liegt]

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag

[(i) bei Anwendung der Modified Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.**]**

[(ii) bei Anwendung der FRN Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall (i) wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen und (ii) ist jeder nachfolgende Zinszahlungstag der jeweils letzte Geschäftstag des Monats, der **[[Zahl einfügen]** Monate**] [andere festgelegte Zeiträume einfügen]** nach dem vorausgehenden anwendbaren Zinszahlungstag liegt.**]**

[(iii) bei Anwendung der Following Business Day Convention einfügen: auf den nächstfolgenden Geschäftstag verschoben]

[(iv) bei Anwendung der Preceding Business Day Convention einfügen: auf den unmittelbar vorausgehenden Geschäftstag vorgezogen]

(d) In diesem § 3 bezeichnet "Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] Zahlungen abwickeln.

(2) *Zinssatz.* **[Bei Bildschirmfeststellung einfügen:** Der Zinssatz (der "Zinssatz") *für jede Zinsperiode (wie nachstehend definiert) ist, sofern* nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr [Brüsseler] [Londoner] Ortszeit) angezeigt wird **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wie nachstehend definiert)**]**, wobei alle

Festlegungen durch die Berechnungsstelle erfolgen.

"Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

"Zinsfestlegungstag" bezeichnet den [zweiten] **[zutreffende andere Zahl von Tagen einfügen]** [Londoner] [TARGET] **[zutreffende andere Bezugnahmen einfügen]** Geschäftstag vor Beginn der jeweiligen Zinsperiode. **[Falls der Geschäftstag kein TARGET Geschäftstag ist, einfügen:** [Londoner] **[zutreffenden anderen Ort einfügen]** "Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in [London] **[zutreffenden anderen Ort einfügen]** für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind.] **[Im Fall eines TARGET Geschäftstages einfügen:** "TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.]

[Im Fall einer Marge einfügen: "Die Marge" beträgt [•] % per annum.]

"Bildschirmseite" bedeutet **[Bildschirmseite einfügen].**

[Der Emittentin steht es frei, den Gebrauch einer anderen Basis zur Bestimmung eines Referenzsatzes zu *vereinbaren*; *vollständige* Einzelheiten dieser Basis werden hier und in den anwendbaren Endgültigen Bedingungen ausgeführt sein.]

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) [in der Euro-Zone] deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** dieser Angebotssätze **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge], wobei alle *Festlegungen durch die Berechnungsstelle erfolgen.*

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein **[falls der Referenzsatz EURIBOR ist, einfügen:** Tausendstel Prozent, wobei 0,0005] **[falls der Referenzsatz nicht EURIBOR ist, einfügen:** Hunderttausendstel Prozent, wobei 0,000005] aufgerundet wird) **[andere relevante Rundungsbestimmung nach Maßgabe der Rundungsbestimmung des anwendbaren Angebotssatzes einfügen]** der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr ([Brüsseler] [Londoner] Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im [Londoner] Interbanken-Markt [in der Euro-Zone] angeboten werden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der

Marge]; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am [Londoner] Interbanken-Markt [in der Euro-Zone] nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge**]**. Für den Fall, dass der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden **[im Fall einer Marge einfügen:** [zuzüglich] [abzüglich] der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt)**]**.

"Referenzbanken" bezeichnen **[falls in den Endgültigen Bedingungen keine anderen Referenzbanken bestimmt werden, einfügen:** diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde**] [falls in den Endgültigen Bedingungen andere Referenzbanken bestimmt werden, sind sie hier einzufügen].]**

[Im Fall des Interbanken-Marktes in der Euro-Zone einfügen: "Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7. Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.**]**

[Wenn der Referenzsatz ein anderer als EURIBOR oder LIBOR ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 einzufügen]

[Sofern ISDA-Feststellung gelten soll, sind die entsprechenden Bestimmungen einzufügen und die von der International Swap and Derivatives Association veröffentlichten 2000 ISDA-Definitionen beizufügen]

[Sofern eine andere Methode der Feststellung anwendbar ist, sind die entsprechenden Einzelheiten anstelle der Bestimmungen dieses Absatzes 2 einzufügen]

[Falls ein Mindest- und/oder Höchstzinssatz gilt, einfügen:

(3) *[Mindest-] [und] [Höchst-] Zinssatz.*

[Falls ein Mindestzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz niedriger ist als **[Mindestzinssatz einfügen]**, so ist der Zinssatz für diese Zinsperiode **[Mindestzinssatz einfügen].]**

[Falls ein Höchstzinssatz gilt, einfügen: Wenn der gemäß den obigen Bestimmungen für eine Zinsperiode ermittelte Zinssatz höher ist als

[Höchstzinssatz einfügen], so ist der Zinssatz für diese Zinsperiode **[Höchstzinssatz einfügen].]**

[(4)**]** *Zinsbetrag.* Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der "Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

[(5)**]** *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, dass der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § **[**12**]** baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden **[**TARGET**]** **[**Londoner**]** Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen umgehend, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepasst (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § **[**12**]** mitgeteilt.

[(6)**]** *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle**[**, die Zahlstellen**]** und die Gläubiger bindend.

[(7)**]** *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.**]**

(C) Im Fall von Nullkupon-Schuldverschreibungen einfügen:

[(1) *Keine periodischen Zinszahlungen.* Es erfolgen keine periodischen Zinszahlungen auf die Schuldverschreibungen.

(2) *Auflaufende Zinsen.* Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, fallen auf den ausstehenden Nennbetrag der Schuldverschreibungen ab dem Fälligkeitstag zum Tag der tatsächlichen Rückzahlung Zinsen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen an, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.**]**

[(D) [Im Fall von Doppelwährungs-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Raten-Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von indexierten Schuldverschreibungen, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von Credit Linked Notes, anwendbare Bestimmungen betreffend Zinsen hier und in den Endgültigen Bedingungen einfügen]

[Im Fall von anderen strukturierten Schuldverschreibungen, anwendbare Bestimmungen hier und in den Endgültigen Bedingungen einfügen]]

[(•)] *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

[Im Fall von Actual/Actual (ICMA) einfügen: die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.]

[Im Fall von Actual/Actual (ISDA) (Actual/365) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365 (oder falls ein Teil des Zinsberechnungszeitraums in ein Schaltjahr fällt, die Summe von (A) der tatsächlichen Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die in das Schaltjahr fallen, dividiert durch 366 und (B) die tatsächliche Anzahl von Tagen in dem Teil des Zinsberechnungszeitraums, die nicht in ein Schaltjahr fallen, dividiert durch 365).]

[Im Fall von Actual/365 (Fixed) einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 365.]

[Im Fall von Actual/360 einfügen: die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.]

[Im Fall von 30/360, 360/360 oder Bond Basis einfügen: die Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).]

[Im Fall von 30E/360 oder Eurobond Basis einfügen: die Anzahl der Tage im Zinsberechnungszeitraum dividiert durch 360 (dabei ist die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit 12 Monaten zu 30 Tagen zu ermitteln, und zwar ohne Berücksichtigung des Datums des ersten oder

letzten Tages des Zinsberechnungszeitraums).]

§ 4
ZAHLUNGEN

(1) [(a)] *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

Im Fall von Schuldverschreibungen, die keine Nullkupon-Schuldverschreibungen sind, einfügen:

[(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

[Im Fall von Zinszahlungen auf eine vorläufige Globalurkunde einfügen: Die Zahlung von Zinsen auf Schuldverschreibungen, die durch die vorläufige Globalurkunde verbrieft sind, erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems, und zwar nach ordnungsgemäßer Bescheinigung gemäß § 1(3)(b).]]

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in **[festgelegte Währung einfügen].**

(3) *Vereinigte Staaten.* Für die Zwecke des **[im Fall von TEFRA D Schuldverschreibungen einfügen:** § 1(3) und des] Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) **[falls die festgelegte Währung nicht Euro ist, einfügen:** Geschäftsbanken und Devisenmärkte in **[sämtliche relevanten Finanzzentren einfügen]] [falls die festgelegte Währung Euro ist und im Falle von variabel verzinslichen Schuldverschreibungen, einfügen:** TARGET] **[falls die festgelegte Währung Euro ist und im Falle von Schuldverschreibungen, die keine variabel verzinslichen Schuldverschreibungen sind, einfügen:** das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET)] Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital und Zinsen.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; den vorzeitigen Rückzahlungsbetrag der Schuldverschreibungen; **[falls die Emittentin das Wahlrecht hat, die Schuldverschreibungen aus anderen als steuerlichen Gründen vorzeitig zurückzuzahlen, einfügen:** den Wahl-Rückzahlungsbetrag (Call) der Schuldverschreibungen;] **[falls der Gläubiger ein Wahlrecht hat, die**

Schuldverschreibungen vorzeitig zu kündigen, einfügen: den Wahl-Rückzahlungsbetrag (Put) der Schuldverschreibungen;] **[im Fall von Nullkupon-Schuldverschreibungen einfügen:** den Amortisationsbetrag der Schuldverschreibungen;] **[im Fall von Raten-Schuldverschreibungen einfügen:** die auf die Schuldverschreibungen anwendbare(n) Rate(n)] sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge. Bezugnahmen in diesen Emissionsbedingungen auf Zinsen auf Schuldverschreibungen sollen, soweit anwendbar, sämtliche gemäß § 7 zahlbaren zusätzlichen Beträge einschließen.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

(1) *Rückzahlung bei Endfälligkeit.*

Im Fall von Schuldverschreibungen, die keine Raten-Schuldverschreibungen sind, einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am **[im Fall eines festgelegten Fälligkeitstages Fälligkeitstag einfügen] [im Fall eines Rückzahlungsmonats einfügen:** in den **[Rückzahlungsmonat einfügen]** fallenden Zinszahlungstag] (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht **[falls die Schuldverschreibungen zu ihrem Nennbetrag zurückgezahlt werden, einfügen:** dem Nennbetrag der Schuldverschreibungen] **[ansonsten den Rückzahlungsbetrag für die jeweilige Stückelung einfügen].]**

Im Fall von Raten-Schuldverschreibungen einfügen:

[Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen an dem/den nachstehenden Ratenzahlungstermin(en) zu der/den folgenden Rate(n) zurückgezahlt:

Ratenzahlungstermin(e)	Rate(n)
[Ratenzahlungstermin(e) einfügen]	**[Rate(n) einfügen]**
[ ]	**[ ]**
[ ]	**[ ]]**

(2) *Vorzeitige Rückzahlung aus steuerlichen Gründen.* Die Schuldverschreibungen können insgesamt, jedoch nicht teilweise, nach Wahl der Emittentin mit einer Kündigungsfrist von nicht weniger als 30 und nicht mehr als 60 Tagen gegenüber der Emissionsstelle und gemäß § **[12]** gegenüber den Gläubigern vorzeitig gekündigt und zu ihrem vorzeitigen Rückzahlungsbetrag (wie nachstehend definiert) zuzüglich bis zum für die Rückzahlung festgesetzten Tag aufgelaufener Zinsen zurückgezahlt werden, falls die Emittentin als Folge einer Änderung oder Ergänzung der Steuer- oder Abgabengesetze und -vorschriften der Bundesrepublik Deutschland oder deren politischen Untergliederungen oder Steuerbehörden oder als Folge einer Änderung oder Ergänzung der Anwendung oder der offiziellen Auslegung dieser Gesetze und Vorschriften (vorausgesetzt diese Änderung oder Ergänzung wird am oder nach dem Tag, an dem die letzte Tranche dieser Serie von Schuldverschreibungen begeben wird wirksam) **[im Fall von Schuldverschreibungen, die nicht Nullkupon-Schuldverschreibungen sind, einfügen:** am nächstfolgenden Zinszahlungstag (wie in § 3(1) definiert]